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DATE: 2/6/06



NATIONAL BANK OF CANADA



YOUR TRUSTED PARTNER | today and tomorrow

2005 Annual Report

2005 highlights

	2005	2004	Percentage change 2005/2004
Operating Results *(millions of dollars)*			
Total revenues	3,703	3,545	4
Total revenues (taxable equivalent basis)[1]	3,853	3,653	5
Net income	855	725	18
Return on common shareholders' equity	20.7 %	18.8 %	
Per Common Share			
Net earnings			
Basic	$ 4.98	$ 4.10	21
Diluted	4.90	4.05	21
Dividends declared	1.72	1.42	21
Book value	25.39	22.87	11
Stock trading range			
High	$ 61.47	$ 48.78	
Low	46.39	40.17	
Close	59.14	48.78	
Financial Position *(millions of dollars)*			
Total assets	107,598	88,497	22
Loans and acceptances	50,360	44,574	13
Deposits	61,977	53,432	16
Subordinated debentures and shareholders' equity	5,699	5,612	2
Capital ratios – BIS			
Tier 1	9.6 %	9.6 %	
Total	12.8 %[2]	13.0 %	
Impaired loans, net of specific and general allowances	(191)	(190)	
As a percentage of loans and acceptances	(0.4)%	(0.4)%	
Interest coverage	12.71	12.61	
Asset coverage	4.73	3.42	
Other Information			
Number of common shares at end of year *(thousands)*	165,335	167,430	
Number of common shareholders of record	26,235	26,961	
Number of employees	16,890	16,555	2
Number of branches in Canada	457	462	(1)
Number of banking machines	788	770	2

(1) See "Financial Reporting Method" on page 8.

(2) Following the impact of the issuance of $500 million of subordinated debentures on November 2, 2005

table of contents

National Bank at a glance



NATIONAL BANK OF CANADA

National Bank of Canada is an integrated financial group that provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services elsewhere in the world. National Bank offers a full array of banking services, including corporate and investment banking. It is an active player on international markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management, as well as mutual fund and retirement plan management.

National Bank is the sixth largest bank in Canada and the leading bank in Quebec where it is the partner of choice among SMEs. It has branches in almost every province in Canada as well as numerous representative offices, subsidiaries and partnerships, through which it can serve clients in the United States, Europe and other parts of the world.

Founded in 1859, National Bank is the product of a series of mergers and acquisitions. It currently has assets in excess of $100 billion and, together with its subsidiaries, employs close to 17,000 people. The Bank's head office is located in Montreal and its securities are listed on the Toronto Stock Exchange.

our vision



NATIONAL BANK OF CANADA

"National Bank of Canada seeks to be recognized as a prosperous, efficient and progressive financial institution renowned for its leadership, innovation and service quality that builds on its position of strength in Quebec to continue its expansion elsewhere in Canada and in other select markets."

- We always put our clients first. They are at the core of our success.
- We are oriented toward success and focused on performance. We strive to reach and surpass these goals, and take pride in providing reliable and professional service.
- We all work toward a common goal; individual success is defined by team success.
- We understand the importance of uncompromising ethics in ensuring respect for our clients and the communities we serve as well as compliance with laws and regulations.
- We demonstrate efficiency, drive, consistency and competence in everything we do.
- We are able to think outside the box, propose innovative products and services and develop new ways to work. We are active players in the rapidly changing world of business.

Personal and Commercial Banking

- Payment services delivered through branches and remote technologies for individuals and businesses
- Broad offering of mortgage and personal loan products for consumers
- Full suite of innovative investment products sold through specialized personnel in the branches and business offices
- Banking products marketed through partnerships
- Loan, deposit and cash management services for businesses
- Specialized business financing: oil and gas, agribusiness, audio-visual productions, health
- International foreign exchange, factoring and payment services
- Credit cards for consumers and businesses
- Point-of-sale financing
- Direct sales of car and home insurance
- Life and health insurance products
- Financial planning and estate planning services
- Private Banking

Total revenues

(millions of dollars)



1,782
1,877
1,965
2,051
02
03
04
05

Wealth Management

- Full-service brokerage
- Direct brokerage
- Trust services
- Custodial services
- Design and management of products (such as National Bank Mutual Funds and Private Investment Management) marketed through branches, as well as sales support
- Institutional investment portfolio management
- Administrative services for third party brokers (fund managers, financial planners, etc.)
- Design and direct sale of mutual funds through Altamira

611 658 743 **807**

02 03 04 **05**

Financial Markets

- Services to corporations, governments and institutional clients
- Merger and acquisition advisory services
- Equity, bond and bank credit financing
- Investing on the Bank's behalf
- Design of structured products for consumers
- Trading on capital markets: stocks, fixed-income securities and foreign exchange, equity and commodity derivatives
- Bank financing and asset/liability management
- Alternative management



829
931
984
989
02
03
04
05

Return on National Bank shares since 2000

Total return index (2000 = 100)



NBC
S&P/TSX Banks
S&P/TSX
300
250
200
150
100
50
Oct.00
Oct.01
Oct.02
Oct.03
Oct.04
Oct.05

Objectives	Achievements
Personal Banking	**Personal Banking**
1. Further improve client satisfaction 2. Continue rolling out our wealth management strategy centred on financial planners 3. Build on our partnerships 4. Grow our share of the mortgage and revolving credit market 5. Increase our penetration in the general insurance market	1. Increase of 3% in Quebec clients who are "very satisfied" with branch service 2. Increase of 12% in managed assets to $15.7 billion 3. Growth in assets of 82% from partnerships 4. Mortgage credit up 10% and unsecured lines of credit up 22% 5. Home insurance introduced and 23% rise in general insurance premiums
Commercial Banking	**Commercial Banking**
1. Further improve client satisfaction 2. Review and streamline lending processes and product and service delivery structure 3. Increase our share of wallet of SME owners 4. Expand specialized commercial credit 5. Deploy remote banking to small businesses 6. Maintain credit risk profile	1. Increase of 7% in clients in Quebec who are "very satisfied" 2. Design phase completed and execution phase begun 3. Referral of $202 million to Wealth Management and 6% growth in commercial deposits 4. Excellent performance in energy sector and 53% growth in agribusiness loans outside Quebec since 2003 5. BusinessFlex Centre now offers its 15,000 clients a full line of remote commercial banking products and services 6. Provision for credit losses down 64%
Wealth Management	**Wealth Management**
1. Boost client satisfaction with National Bank Wealth Management 2. Increase full-service brokerage productivity 3. Grow share of wallet 4. Continue deploying Private Investment Management 5. Increase assets under management/administration 6. Diversify Altamira service offering 7. Continue deploying integrated long-term investment solutions	1. Increase of 6% in Quebec clients who are "very satisfied" with Wealth Management Advisory Services 2. Efficiency ratio improved by 3 percentage points 3. Growth of 8% from July 2004 to July 2005 4. Increase of $1.25 billion (37%) 5. Assets up $30 billion 6. Unmitigated success of the Cash Performer 7. Net sales of $910 million in National Bank long-term mutual funds
Financial Markets	**Financial Markets**
1. Ensure relatively steady earnings growth 2. Continue to structure products for Bank clients and third parties 3. Consolidate position as a top-tier broker in Canada 4. Diversify revenue streams	1. Slight increase in revenues versus a slight decrease for the five major banks 2. Several new structured products launched 3. Strong position maintained in fixed income securities and excellent ranking for quality of research 4. Rapid growth in equity derivative trading and alternative management

National Bank: facts and figures

As at October 31, 2005

Number of Retail Banking clients	**2,486,775**
Number of Commercial Banking clients	**149,361**
Number of employees	**16,890**
Assets *(billions of dollars)*	**107.6**
Assets under management/administration *(billions of dollars)*	**221.1**
Number of shares issued and outstanding *(millions)*	**165.3**
Market capitalization *(billions of dollars)*	**9.8**

Bank objectives and results

	Objectives	**Results 2005**
Growth in earnings per share	5% - 10%	**21%**
Return on common shareholders' equity	16% - 18%	**20.7%**
Tier 1 capital ratio	more than 8.5%	**9.6%**
Dividend payout ratio	35% - 45%	**35%**


satisfaction
engagement
recognition
commitment

As you read our 2005 annual report, you, a valued partner of National Bank of Canada, will discover much more than a simple rendering of accounts. You will find a portrait of an institution fully deserving of your trust whose development rests solidly on four pillars: client satisfaction, employee engagement, market recognition and commitment to the community. We are dedicated to earning your trust each and every day.

Réal Raymond

message from the chairman of the board



Jean Douville, Chairman of the Board

Trust plays a key role in the activities of any responsible financial institution. Earning and keeping trust calls for unstinting teamwork backed by sound business practices, effective rules of operation, reliable controls and a well-balanced organization. For the Board of Directors, this balance is expressed in a number of ways.

It can be seen in the composition of our Board. At the Bank, we have successfully brought together a group of qualified directors with broad experience who hail from different industries, professional disciplines and geographic regions. This diversity of backgrounds and perspectives—when focused on a common goal—enhances the decision-making process, especially in the assessment of potential risks and opportunities for complex files.

Just as the Board reflects a balanced mix of qualities and professional qualifications, it also seeks the right balance between its primary and complementary roles of shareholder representative and advisor to management. To fulfill this dual mandate, the Board must rigorously ensure the Bank's compliance with the spirit and the letter of laws, guidelines and regulations, while encouraging the kind of initiative and risk-taking that is vital to optimizing the Bank's returns and growth.

The Board must also strike a balance in exercising its power and duty to scrutinize the Bank's operations, mainly through its various committees, so as to avoid micromanaging, which could effectively paralyze the organization. Having actively participated in mapping the Bank's strategic orientations, the Board members must then rely on the Bank's managers to do their job.

There must also be balance in the way the Board and its committees function in order to avoid an inadequate allocation of responsibilities. To fully assume its role, the Board of Directors must make effective use of its committees by entrusting them with specific, largely operations-related mandates so that it can better focus on broader issues.

Accordingly, the Board is responsible for reviewing all matters pertaining to use of capital and other crucial issues which could impact the Bank's growth. Once the objectives have been set, the management team deploys the strategies. For though our roles differ, we share the same goal: to foster the conditions needed to maximize the Bank's performance and growth so that shareholders can reap the full rewards of their investment. This goal can only be achieved by nurturing a healthy and stimulating work environment where employees have leeway to make use of all their skills and qualifications, which is key to client satisfaction and revenue growth.

Recognition for excellence

This year, National Bank earned the Korn/Ferry-*Revue Commerce* award for corporate governance in the "large company" category. This coveted award recognizes companies that stand out for the quality of the governance practices adopted by their boards. This honour also underscores the Bank's resolve to give corporate governance a strategic dimension and make it a deeply entrenched part of its corporate culture.

To consolidate this corporate culture based on accountability to shareholders and transparent disclosure, the Board continued to finetune the many important changes introduced in 2004 in response to a significant strengthening of laws and practices. For instance, it is now possible for any individual, including a Bank employee, to report accounting, internal control or auditing irregularities to the Bank's Ombudsman in complete confidence and anonymity.

In the same vein, a new section devoted to corporate governance has been added to the Bank's website. It contains a wealth of information, including a list of Board and Executive Committee members with biographical notes on each one and the Board committees with their respective mandates.

Finally, given the current circumstances, the Board felt it was appropriate this year to comply with new governance standards calling for board committees to consist solely of independent members.

Maintaining your trust

The Board is very pleased with the Bank's 2005 financial performance. The excellent results obtained reflect the diligence with which the Bank's strategies were pursued at every level. On behalf of my fellow Board members, I would like to commend all employees on their contribution to these solid financial results and the skills they demonstrated in managing the many risks faced by a large institution like National Bank.

As you can see, your Board is proud to actively participate in the Bank's achievements. And as Chairman of the Board, I am committed to fulfilling, for as long as I hold this position, the mandate that has been entrusted to me: to provide independent leadership and foster team spirit within the Board and with the Bank's senior management in order to ensure that the Board accomplishes its role.

As we begin a new financial year, the Board pledges to keep carrying out its duties in an effective manner so as to earn and maintain the trust of all our stakeholders. To this end, all the directors will pursue their efforts to improve how the Board functions and to perfect themselves by expanding their knowledge as needed and by continuing to hone their directorship skills with a view to creating added value.

Jean Douville
Chairman of the Board

message from the president and chief executive officer

Once again this year, we surpassed our financial and operational targets and made significant progress towards our main long-term objectives. National Bank has reached a new stage of maturity. This is apparent in many ways. First, the Bank's results have improved steadily from year to year. Second, we have demonstrated rigour, discipline and consistency in carrying out a strategy built around orientations that are carefully aligned with competencies and competitive advantages and changes in our markets and industry. Finally, we have maintained a favourable risk profile in keeping with our commitment not to mortgage the future by boosting short-term results through higher-risk activities.



Left to right: Michel Tremblay, Senior Vice-President – Personal Banking and Wealth Management; Pierre Fitzgibbon, Senior Vice-President – Finance, Technology and Corporate Affairs; Louis Vachon, Chairman of the Board and President and Chief Executive Officer – National Bank Financial Group, and Chairman of the Board, Natcan Investment Management; Gisèle Desrochers, Senior Vice-President – Human Resources and Operations; Michel Labonté, Senior Vice-President – Special Projects; Réal Raymond, President and Chief Executive Officer; Patricia Curadeau-Grou, Senior Vice-President – Risk Management; Tony Meti, Senior Vice-President – Commercial Banking and International.

Financial markets have recognized our maturity as evidenced by the sustained increase in the value of Bank shares. In fact, National Bank's share price posted strong growth again in fiscal 2005, rising from $48.78 to $59.14. Including dividends, this represents a total return to shareholders of 25.1%. This annual return is well above the industry average of 14.2% and is in line with our five-year average return, which at 22.5% is by far the highest of the six major Canadian banks.

This growth is attributable to net income and earnings per share, which rose 18% and 21% respectively, and sustained improvement in credit quality, as reflected in specific provisions for credit losses which were down 47% to $75 million. Finally, we posted a record 20.7% return on common shareholders' equity. Capitalization remained stable, with a Tier 1 capital ratio of 9.6%. As a result of our solid financial performance, shareholders saw their dividend increase 21% in fiscal 2005.

The Bank's business segments recorded excellent results, with each contributing to our performance through higher net income. They also made significant gains in markets deemed a priority because of their potential and size, by marketing the right products while making a focused effort to further enhance client satisfaction.

We also achieved growth by maintaining a healthy balance among our various markets. Our business development initiatives were highly effective, not only in Quebec, but also in other markets we successfully serve through, in particular, National Bank Financial and our partnerships.

Our strong performance is clear proof that we are solidly aligned with long-term trends, such as the impact of changing demographics on demand for various financial products and services, and at the same time able to capitalize on favourable economic conditions. In-depth knowledge of our target markets and an ongoing focus on long-term trends should continue to serve us well in the coming years in an economic environment that is expected to be more uncertain.

Our achievements are detailed in the Management's Discussion and Analysis, but there are two factors that I feel have been instrumental in our success over the last few years.

The first is the balance we have created among employee aspirations, client satisfaction and shareholder expectations. Maintaining such a balance is paramount for a company that requires ready access to capital and whose long-term financial performance hinges on the ability of its employees to establish trusting and enduring relationships with a diverse and knowledgeable clientele.

Of course, these three elements are intertwined. Motivated employees, through their individual actions and gestures, lead to more satisfied clients who, in turn, fuel a company's growth thereby enabling it to meet shareholders' expectations.

In recent years, we have worked ever harder to build a flexible and people-oriented organization and offer our employees a work environment that fosters innovation and personal development. These efforts were recognized in 2005 by Hewitt Associates, which listed National Bank in its prestigious ranking of the "50 Best Employers in Canada." As a top employer, the Bank will continue to attract, retain and mobilize qualified personnel and promote a strong corporate culture founded on client satisfaction.

The other key factor in our success is our ability to effectively manage risk. All companies must be skilled at managing business risks that could undermine their activities but which are an inevitable part of a growth strategy. Banks are especially vulnerable to the fallout from often unforeseeable events. A single unfortunate incident can sometimes wipe out a large portion of a year's profits. Credit losses are a prime example, but I am also thinking of reputational risks, which of late have taken on a whole new dimension for the financial services industry.

At National Bank, we strive for excellence in risk management. This does not mean to say that we are impervious to all eventualities, but we do our utmost to ensure that our corporate culture and management systems enable us to carefully measure, tightly control and rigorously manage any aspects that could adversely affect our operations and results.

Looking to the future, we are confident that our strategy will continue to pay off. We have an efficient infrastructure for delivering good client service from coast to coast, a corporate culture that attracts the best resources, promotes initiative and drives performance, and business practices that inspire trust. Our ultimate objective is to continuously improve our results and efficiency, enhance the quality of the services we offer and give clients the range of financial products that they have every right to expect.

That is why we believe that changes need to be made over the coming year to federal insurance regulations. We are effectively prevented by these regulations from selling most types of P&C insurance in our branches and providing information on these products to our banking clients.

Over the last few decades, Canadian consumers of financial services have greatly benefited from the expanded range of services offered by banks. The democratization of the access to savings and investment instruments is a perfect case in point.

In 2006, we will continue to work with other members of the banking industry to have the Bank Act amended. This legislation has fallen out of step with changes in our industry and with the situation in other countries and some Canadian provinces. In its current form, the *Bank Act* prevents us from addressing the needs of our clients and providing wider access to insurance services.

Despite working within a restrictive regulatory framework, the Bank has nevertheless made inroads in this market through its subsidiaries National Bank Life Insurance Company, National Bank General Insurance and National Bank Insurance Firm. We are convinced that Canadians should benefit from greater access and competition in the field of insurance and that they have a right to receive information, whenever and wherever they choose. It would only be to Canadians' advantage if they could receive insurance advice as part of a comprehensive financial services offering, tailored to each stage of their personal and professional lives.

In conclusion, I would like to thank my colleagues on the Executive Committee and all our employees for another year of outstanding work. I would also like to underscore the invaluable contribution of all the members of our Board. Through their judicious advice, they ensure the sustainability of the Bank and defend the interests of our shareholders. I would especially like to thank our shareholders, who share our vision and honour us with their trust.

Réal Raymond
President and Chief Executive Officer

management's discussion and analysis

table of contents

Management's Discussion and Analysis
is dated December 8, 2005

Notes to Readers

Compliance with Canadian securities regulatory standards

The Management's Discussion and Analysis was prepared in accordance with the requirements set out in Multilateral Instrument 51-102 respecting continuous disclosure obligations, which came into effect on March 30, 2004.

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this Management's Discussion and Analysis, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbor" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Financial reporting method

The consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise stated, all amounts presented in the Management's Discussion and Analysis are expressed in Canadian dollars.

The Bank uses certain measurements that do not comply with GAAP to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (primarily dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment.

Taxable equivalent reconciliation

(millions of dollars)

	2005	2004
Net interest income	**1,437**	1,363
Taxable equivalent	**90**	61
Net interest income on a taxable equivalent basis	**1,527**	1,424
Other income	**2,266**	2,182
Taxable equivalent	**60**	47
Other income on a taxable equivalent basis	**2,326**	2,229
Total revenues on a taxable equivalent basis	**3,853**	3,653
Operating expenses	**2,499**	2,388
Contribution on a taxable equivalent basis	**1,354**	1,265
Provision for credit losses	**33**	86
Income before income taxes and non-controlling interest on a taxable equivalent basis	**1,321**	1,179
Income taxes	**291**	318
Taxable equivalent	**150**	108
Income taxes on a taxable equivalent basis	**441**	426
Non-controlling interest	**25**	28
Net income	**855**	725

Factors that could affect future results

As indicated in the caution regarding forward-looking statements, the inevitable risks and uncertainties of these statements, whether general or specific, could cause the Bank's actual results to be considerably different from those set out in the forward-looking statements. Some of these factors are discussed below. Others, such as credit risk, market risk, liquidity risk, operational risk and other risk factors are discussed under "Risk Management Approach" on page 57 of the Annual Report.

Key factors

General economic and business conditions in regions where the Bank operates

Although the Bank operates primarily in Canada, it also has business operations in the United States and other countries. Consequently, the prevailing economic and business conditions in these geographic regions can have an impact on its revenues. These conditions include short- and long-term interest rates, inflation, fluctuations in debt securities markets and financial markets, foreign exchange rates, the strength of the economy and the extent of the Bank's business operations in a given country.

Monetary policy

The monetary policies of the Bank of Canada and the U.S. Federal Reserve Board as well as other interventionist measures in capital markets have repercussions on the Bank's revenues. Variations in the exchange rate and the general level of interest rates can impact the Bank's profitability. The Bank has no control over changes in monetary policies or in capital market conditions.

Competition

The extent of competition in the markets where the Bank operates has an impact on its performance. Retaining clients hinges on a number of factors such as the price of products and services, the quality of service and changes in the products and services offered.

Legislative and regulatory amendments

Various levels of government and regulatory bodies have introduced regulations intended to protect the interests of the Bank's clients, employees and shareholders. Amended laws and regulations, including changes in the way they are interpreted or applied, could have an impact on the Bank in that they may limit its product or service offering or increase competitors' capacity to rival it with their own offerings. Failure by the Bank to comply with applicable laws and regulations may result in sanctions and fines being leveled against it, which could have an unfavourable impact on the Bank's financial results and reputation.

Accuracy and completeness of information about clients and counterparties

The Bank relies on the accuracy and completeness of information on clients and counterparties. In decisions concerning approval of credit or other transactions with clients and counterparties, the Bank may use information provided by them, including their financial statements and other financial information. The Bank can also refer to the statements made by clients and counterparties regarding the accuracy and completeness of such information and auditors' reports with respect to their financial statements. In the event that the financial statements of its clients or counterparties are misleading or do not present fairly, in all material respects, their financial position or operating results, there could be negative consequences on the Bank's revenues.

New products and services to maintain or increase market share

The Bank's capacity to maintain or increase its market share depends, in part, on the way in which it is able to tailor its products and services to changing industry standards. There is growing pressure on product and service pricing in the financial services industry, which may reduce total revenues. Moreover, adopting new technologies, including web-based services, in order to modify or adapt products and services may lead to significant expenses for the Bank.

Acquisitions

The Bank's ability to successfully complete an acquisition is often conditional on regulatory approval, and the Bank cannot be certain when or under what conditions, if any, approval will be given. Acquisitions can affect future results depending on whether management succeeds in integrating the acquired company.

Commercial infrastructure

Third parties provide the essential components of the Bank's commercial infrastructure, such as Internet connections and network access. Interruptions in these or other communication services provided by third parties can adversely affect the Bank's ability to provide products and services to its clients and to otherwise conduct business.

Other factors

Other factors that can affect the Bank's future results include its ability to recruit and retain key personnel, amendments to tax legislation, unforeseen changes in consumer spending and savings patterns, technological advances, the potential impact of international conflicts or natural catastrophes on the Bank's activities, and the Bank's capacity to foresee and effectively manage the risks associated with these factors against the backdrop of rigorous risk management.

The Bank cautions readers that other factors in addition to those indicated above could have an impact on its future results. When relying on forward-looking statements to make decisions concerning the Bank, investors and other stakeholders should carefully consider these factors and all other uncertainties, potential events and industry-related or particular factors at the Bank that could negatively affect future results. The Bank will not update forward-looking statements, be they written or oral, that may be made from time to time by the Bank or on its behalf.

Additional disclosure

Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.

Objectives and Results

Profitability well beyond objectives

In its 2004 Annual Report, National Bank published its financial objectives. The targets were set so as to create a realistic challenge given the economic context, foreseeable changes in the industry's financial results and the organization's business development plan. More specifically, the Bank committed to growing its earnings per share by 5% to 10%, to offering a return on common shareholders' equity (ROE) of 16% to 18%, maintaining a Tier 1 capital ratio of more than 8.5% and achieving a dividend payout ratio of 35% to 45%. All these targets were attained.

Objectives and results

	Results 2005	Objectives
Growth in earnings per share	**21%**	5% - 10%
Return on common shareholders' equity	**20.7%**	16% - 18%
Tier 1 capital ratio	**9.6%**	more than 8.5%
Dividend payout ratio	**35%**	35% - 45%

The above table compares objectives with results achieved as at October 31, 2005. All the objectives set by the Bank were surpassed by wide margins, with the exception of the dividend payout ratio, which was at the lower end of the target range. As in previous years, the difficulty in moving towards the high end of the target range was due to higher earnings per share, even though the dividend was raised $0.30, or 21%. The Bank is maintaining the same objectives for 2006.

For fiscal 2005, the Bank posted record net income of $855 million, up 18% compared to the $725 million earned the previous fiscal year. Earnings per share reached $4.98 as against $4.10 for 2004, for an increase of 21%. Return on common shareholders' equity surpassed 20% for the first time, reaching 20.7% for 2005 as compared to 18.8% a year earlier.

Capitalization remained in a comfort zone with a Tier 1 capital ratio of 9.6% despite 13% growth in risk-weighted assets due to very strong demand for personal credit and expanded business in the Financial Markets segment.

Consolidated results

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2005	2004	Change %
Net interest income	**1,527**	1,424	7
Other income	**2,326**	2,229	4
Total revenues	**3,853**	3,653	5
Operating expenses	**2,499**	2,388	5
Contribution	**1,354**	1,265	7
Provision for credit losses	**33**	86	(62)
Income before income taxes	**1,321**	1,179	12
Income taxes	**441**	426	4
Non-controlling interest	**25**	28	(11)
Net income	**855**	725	18
Earnings per share	**$ 4.98**	$ 4.10	21
Average assets	**90,902**	78,672	16
Risk-weighted assets	**46,237**	40,823	13
Average deposits	**57,183**	50,512	13
Net impaired loans(2)	**(191)**	(190)	(1)
ROE	**20.7%**	18.8%	
Efficiency ratio	**64.9%**	65.4%	

(1) See "Financial Reporting Method" on page 8.
(2) Net of general and specific allowances

Total revenues on a taxable equivalent basis(1) reached a new high of $3.9 billion, up 5.5% over the previous year. Operating expenses were $2.5 billion, for an increase of 4.6%. As a result, the efficiency ratio improved slightly, going from 65.4% to 64.9%. The provision for credit losses was down 62% from 2004, the result of reversals of the general allowance for credit risk of $55 million and $42 million in 2004 and 2005, respectively, and a 47% decline in specific provisions. At $75 million, specific provisions represent only 14% of their high of $520 million recorded in 2002.

Provision for credit losses


Year ended October 31
(millions of dollars)
2005
2004
150
100
50
0
(50)
(100)
(47)%
75
141
Specific provisions
General allowance
(42)
(55)
24%
(62)%
33
86
Total

It should be noted that all segments contributed to growth in the Bank's revenues and net income.

Total revenue and net income growth by segment between 2005 and 2004

(taxable equivalent basis)(1)

	Total revenues	Net income
Personal and Commercial	**4%**	**16%**
Wealth Management	**9%**	**15%**
Financial Markets	**1%**	**2%**

(1) See "Financial Reporting Method" on page 8.

Credit quality remained solid in 2005. Loans and acceptances experienced vigorous growth of 13.8% and personal credit continued to occupy a major portion of the portfolio, accounting for 56%. Our achievements on the balance sheet were made by redoubling business development efforts with target clientele rather than compromising on credit quality. The fact that our specific allowances for credit losses reached a record low of 0.16% of credit outstanding is proof of our success. Similarly, impaired loans, net of specific allowances, dropped 27% to $117 million or 0.21% of $56.9 billion in loans and acceptances.

As the loan portfolio steadily improved, the Bank was able to reverse $192 million of the $500 million general allowance it took at the end of the 1990s, including $42 million in fiscal 2005. As at October 31, 2005, allowances exceeded gross impaired loans by $191 million, virtually unchanged from a year earlier.

At a time when several of our competitors had to absorb a certain deterioration in credit conditions, National Bank has confirmed its standing as an institution with one of the best credit risk profiles and a lender that is capable of growing its business without sacrificing product profitability or borrower quality.

Geographic distribution of revenues

Over the past two fiscal years, 64% of the Bank's revenues have stemmed from Quebec-based clients, 26% from the other provinces and 10% from activities abroad or activities not allocated because they originated on financial markets. Quebec-based clients accounted for the greatest share of total revenues, 82%, in Personal and Commercial Banking. This result is a direct consequence of our uncontested position as "Quebec's leading bank."

Geographic distribution of revenues

Year ended October 31
(as a % of total revenues)
(taxable equivalent basis)(1)

	Quebec		Other provinces		Other(2)	
	2005	2004	**2005**	2004	**2005**	2004
Personal and Commercial	**82%**	81%	**18%**	18%	**-%**	1%
Wealth Management	**59%**	60%	**40%**	39%	**1%**	1%
Financial Markets	**22%**	23%	**26%**	29%	**52%**	48%
Total	**64%**	64%	**26%**	26%	**10%**	10%

(1) See "Financial Reporting Method" on page 8.
(2) International and unallocated

Wealth Management and Financial Markets, in particular, bring significant diversity to the Bank's revenues. At Wealth Management, National Bank Financial Individual Investor Services and Altamira Financial Services Ltd., two entities with no banking branches to rely on, spearhead our presence outside Quebec, which generates 41% of revenues.

In the Financial Markets segment, 22% of revenues that can be directly associated with a client were earned in Quebec and 26% from other provinces. One of the ways revenues can be associated with a client is by determining the head office location of a company to which the Bank rendered merger and acquisition services. During fiscal 2005, 52% of revenues for this segment were attributable to activities on global financial markets.

National Bank has taken several initiatives in recent years to increase its geographic diversification: hiring investment advisors and merchant bankers at National Bank Financial, acquiring Altamira and entering into partnership agreements. The Bank's profitability nevertheless remains rooted in the quality of its Quebec operations, and geographic diversification is only worthwhile if it creates shareholder value.

Improvement in the risk profile

Breakdown of loans, impaired loans and allowances
(millions of dollars)

	2005	2004	2003	2002	2001
Total loans and acceptances(1)	**56,912**	50,017	47,958	47,953	51,172
Consumer loans	**56%**	56%	53%	52%	49%
Business loans	**37%**	34%	38%	40%	44%
Other loans	**7%**	10%	9%	8%	7%
Specific provisions as a % of average loans and acceptances	**0.16%**	0.34%	0.45%	1.28%	0.47%
Net impaired loans	**117**	160	251	246	591
Gross impaired loans as a % of tangible assets	**6.8%**	10.9%	13.0%	14.1%	22.5%
Specific allowances as a % of impaired loans	**55.0%**	58.8%	47.3%	51.1%	36.6%
General allowance	**308**	350	405	405	500
Impaired loans, net of general and specific allowances	**(191)**	(190)	(154)	(159)	91

(1) Including securitization

The Bank's Vision

Key success factors

The Bank's robust growth in recent years can be chalked up to its managers' keen ability to accurately read market conditions and the means implemented to professionally and rigorously carry out an action plan that distinguishes it from its main competitors.

The vision statement introduced at the beginning of fiscal 2005, which is now used as a blueprint for identifying and capitalizing on new business development opportunities, presents a clear and concise picture of the Bank's strategy, in which aspects such as innovation and client satisfaction are given high prominence.

National Bank seeks to be recognized as:
"a prosperous, efficient and progressive financial institution renowned for its leadership, innovation and service quality that builds on its position of strength in Quebec to continue its expansion elsewhere in Canada and in other select markets."

We will continue to operate as an integrated and diversified financial group—one that stands out from the competition by offering quality products and services that meet the expectations of a highly coveted clientele—whether in Personal and Commercial Banking, by satisfying the financial needs of clients, or in Wealth Management, by proposing an extensive, diversified and integrated offering, or in Financial Markets, which is a core competency for any large banking institution.

Other key aspects of our strategy include building on our position as Quebec's leading bank in all financial areas and developing niches elsewhere in Canada by continuing to market our products through our partners and facilitating service delivery through improved technology. National Bank's main strength is that it knows its clients well and forges mutually beneficial long-term relationships with them in order to offer them a broad spectrum of products, services and professional advice under one banner, as part of a consistent and coordinated approach. Meeting clients' expectations is the driving force behind an institution such as ours. And the Bank must continue to excel in providing clients with quality service that they can access anywhere, anytime.

Achieving our objectives depends on the engagement of our employees, as they are the key to the success of any strategy in this sector. The Bank will therefore continue to clearly communicate its strategy and action plans to them, as well as the results it expects to attain. It will recruit high-calibre people, provide conditions for their professional development, improve its management practices and always aim to balance its expectations and those of its employees.

Six key success factors

Maintain a strong position in Quebec
- The leading bank in Quebec by far: nearly twice the size of its main bank competitor
- Ranked first or second among deposit-taking institutions active in its priority markets

Be highly focused in our operations outside Quebec
- Mutual fund sales through Altamira Investment Services
- Expansion of the full-service brokerage network
- Financing of agricultural operations and emerging companies in the energy sector
- Niches in business financing through the recruitment of high-calibre investment bankers at National Bank Financial

Guarantee a high level of client satisfaction through a quality offering
- Significant increase in satisfaction among individual and business clients
- Top brokerage firm for quality of research

Create economies of scope through a dense and varied product offering
- Deployment of National Bank Wealth Management in the branches
- Car and home insurance products
- Canadian Blue Chip Portfolio-Linked Note

Maintain an excellent level of capitalization
- Tier 1 capital ratio consistently higher than the target

Forge partnerships to increase revenues and reduce costs
- Rapid growth in volumes
- New partnerships with Canada Life Insurance Company, Capital HUB Inc., Newport Investment Counsel Inc., Richardson Financial Partners Limited, Lutheran Life Insurance Society of Canada, SSQ, Life Insurance Company Inc. and Transamerica Life Canada

The Bank will maintain the focus on its key orientations. The vast majority of its activities are progressing in a more than satisfactory manner, and because they are solidly aligned with long-term trends, only slight adjustments will be required to navigate through economic cycles. We can therefore continue to vigorously implement our business plan without being distracted by the need to significantly realign our operations, which is all the more important given that many of our strategies have not yet yielded their full potential or are in the initial phases of their life cycle.

Shareholder Value Added

$388 million generated in 2005

As the table below shows, the Bank creates value for its shareholders. Shareholder value added (SVA) is calculated by subtracting the cost of capital from available income (before goodwill charges). The cost of capital, estimated at 11%, is the minimum compensation required by the Bank's common shareholders given the return they could obtain elsewhere in the capital market at a level of risk deemed comparable.

Applying this concept, net income exceeded the cost of capital calculated on the average book value of common share capital by $388 million. This amount represents a $98 million increase in SVA from 2004 and average growth of 40% since 2001, when SVA amounted to $101 million. The Bank's rising dividends and share price are a tangible expression of this growing capacity to create value for shareholders. Stock market capitalization, which reached $9.8 billion as at October 31, 2005, increased 20% in fiscal 2005 for average annual growth of 21% since 2001.

Shareholder Return

Higher than the industry

Total shareholder return consists of the return on National Bank shares, assuming dividends are fully reinvested. Over the past five years, the Bank has posted a cumulative compound return of 176%, or 23% per year, far exceeding the returns of the other large banks taken collectively or individually. The return for the same period of the Canadian banking industry was 94%, or 14% per year. Not only has the Bank recorded better results than its peers, it has outperformed the market as a whole, as the total return of the S&P/TSX Composite Index since October 2000 has only been 18%.

Return on National Bank shares since 2000



Total return index (2000 = 100)
NBC
S&P/TSX Banks
S&P/TSX
300
250
200
150
100
50
Oct.00
Oct.01
Oct.02
Oct.03
Oct.04
Oct.05

Shareholder value added

Year ended October 31
(millions of dollars)

	2005	2004	2003	2002	2001	AAGR(1)
Available income	**829**	702	599	408	547	11%
Average common equity used	**4,013**	3,742	3,624	3,628	3,430	4%
Cost of capital(2)	**441**	412	471	472	446	-%
Shareholder value added	**388**	290	128	(64)	101	40%
Stock market capitalization	**9,778**	8,167	7,144	5,366	4,616	21%

(1) Average annual growth rate
(2) 11% in 2005, 11% in 2004, 13% from 2001 to 2003

Capital Management

Placing shareholder interests first and foremost

Capital management, a vital component of the Bank's overall financial management, reflects regulatory requirements and the Bank's objectives flowing from its business plan and shareholder expectations.

Banks use their capital principally to cover risks inherent to their operations. Those risks relate mainly to credit losses, highly unfavourable developments in financial markets, negative events such as fraud or errors and poor operational decisions. Although current Tier 1 regulatory capital criteria only cover credit and market risk, the Bank allocates, as part of its internal capital management, capital to operational and business risk as well, thereby prospectively applying the rules of the Basel II Accord.

In managing capital, the Bank considers current and projected income, its need for capital to finance organic growth or growth through acquisitions, and industry capitalization standards. Since fiscal 2005, the Bank has made changes to the way it sets its target ratio for Tier 1 regulatory capital and now maintains only a minimum level of 8.5%. Although the Bank's capital ratio held steady at 9.6%, it remained comfortably above the floor rate of 8.5% and well over 7%, the level above which banks are deemed to be very well capitalized, according to standards of sound practice developed by Canadian regulatory authorities.

Capital generated by operations was used to repurchase common shares, but especially to cover the increase in assets, which required capital of $427 million. From 1999 to 2004, the Bank was able to grow revenues and income while limiting increases in risk-adjusted assets. Capital productivity improved significantly as a result of the sale of the U.S. loan portfolio and the shift in activities towards wealth management and off-balance sheet financial market activities.

However, it appears that the transition, from a bank less dependent on its risk-bearing assets to one offering more off-balance sheet financial services, is now less rapid, and that rates of growth for the Bank's various activities are converging. This new equilibrium is being expressed in faster growth in loans and capital in support of market risk-taking.

As a result of its excellent profitability, the Bank has the capacity to expand its business and pay its shareholders. Of the $829 million in income available to common shareholders in 2005, $452 million (55%) went towards dividend payments or share repurchases. The dividend payout ratio remained at 35%, which corresponds to the lower end of the 35%-45% target range. This result was attributable to our caution in setting quarterly dividends and to a return that far exceeded our stated objective more than to a deliberate attempt to aim for the lower end of our target range.

Fiscal 2005 stands as a good example of the Bank's capital management philosophy, which is to return to shareholders in one form or another any capital not required for foreseeable business and asset growth while maintaining a strong capital base.

Tier 1 capital ratio

--- Upper limit of target range
--- Lower limit of target range
%
11.5
11.0
10.5
10.0
9.5
9.0
8.5
8.0
7.5
2001
2002
2003
2004
2005

Sources and use of common equity

(millions of dollars)

	2005	2004
Available net income	**829**	702
Common share dividends	**(286)**	(243)
Repurchases of common shares, net of issuances	**(166)**	(340)
Decrease (increase) in Tier 1 capital ratio	**13**	(3)
Increase in risk-weighted assets	**(427)**	(61)
Net issuance of preferred shares and repurchases of subordinated debentures	**25**	(79)
Other(1)	**12**	24

(1) Including the change in the Tier 1 capital structure

Key Economic Trends and Challenges

Strongly trade-oriented, the Canadian economy is influenced by changing trends around the world. For the past three years, the global economy has been experiencing robust growth, a situation that has been particularly beneficial for Canada, a country rich in natural resources. Although the fundamentals of the Canadian economy are still strong, Canadian businesses could be forced to contend with a more difficult environment in 2006 and 2007 due to a leveling off of global demand for Canadian products and the inevitable correction of major imbalances, especially in the United States.

On the world scene, 2005 saw oil prices rise dramatically in response to sustained demand from emerging economies such as China and India and to supply constraints attributable to extreme weather conditions in the Gulf of Mexico. In contrast to the situation during the 1974 and 1979 oil crises, the global economy has been highly resilient in the face of the oil price boom, even managing to post GDP growth in excess of 4% in 2005. Other than the fact that in real terms, the price of oil remained below its 1979 peak, the world economy has become more energy efficient, consuming two times less oil per dollar of GDP than in 1973. Technological advances and the many energy saving programs introduced since the end of the 1970s have no doubt contributed to these results.

In another piece of encouraging news, Japan's economy is showing signs of a recovery after having recorded no fewer than four recessions in the past 15 years. Unlike earlier false starts, which were fuelled by public spending, this recovery is being driven by consumer spending and investment. With the world's third largest economic power on the upturn, prospects are bright for continued economic expansion in the medium term. However, activity could fall off slightly in 2006 due to the expected slowdown in the powerhouse economies of the United States and China.

While the mid-term outlook for China and India remains promising, growth in these countries will be curbed by the transfer of wealth outside their borders due to skyrocketing oil prices.

According to recent figures out of the United States, American consumers are feeling the effects of the one-two punch of soaring energy costs and interest rates that have climbed in the last 15 months. While it is still unlikely that the U.S. will enter a recession, 2006 could see the weakest growth in consumer spending and residential construction in 10 years. As the U.S. monetary authorities have repeatedly hammered home, continued economic expansion is threatened in the medium term by the country's large budget and trade imbalances. Having grabbed up over 70% of all global savings in order to finance a real estate boom, the United States is very vulnerable to the changing moods or perceptions of foreign investors regarding the greenback.

The Canadian economy

The Canadian economy has shown considerable vitality over the past 20 years. In the 1990s, it successfully adjusted to North American free trade and put its financial house in order. In recent years, ever-higher world prices for raw materials, including oil and gas, have dominated the economic landscape. As a net exporter of energy, Canada has enjoyed a major improvement in its terms of trade, which partly explains the appreciation of its dollar.

Whereas North American free trade has mostly benefited the central provinces, the rise in raw material commodity prices is sending the pendulum swinging back towards the west. For manufacturers of finished goods, which are mostly concentrated in the central provinces, these higher prices are exerting strong upward pressure on production costs. In addition, companies that do business on international markets are also struggling with a strong Canadian dollar. The end result is that their earnings, contrary to the general trend for Canadian businesses, have been on the decline since 2003, when the loonie began its ascent. Since that time, the province where the reduction in the trade surplus has had the most adverse impact on economic growth has been Quebec.

Forced by necessity to adjust to its vigorous dollar, Canada has shed more than 100,000 manufacturing jobs in the last year and a half. Nevertheless, spurred by an accommodating monetary policy and the resulting strength of domestic demand, overall job creation has continued apace. The household financial situation has remained sound. Especially noteworthy is Quebec's share of total personal bankruptcies in Canada, which continues to be under 28%, an historic low. Business bankruptcies in Quebec were also down in 2005, the ninth time in as many years.

The adjustment by Canadian businesses was made easier by solid economic growth south of the border in 2004 and 2005. Given the anticipated U.S. economic slowdown, the tightening of monetary policy in North America and the strength of the loonie, recent regional and sector trends should continue. However, interest rate hikes will likely bring about a decline in residential construction, a sector that has been a major growth and employment generator over the past several years. For these reasons, job gains will likely be more modest in 2006.

Except in Western Canada, the business climate should therefore be more difficult in 2006 and the Canadian economy could increase by 2.7% in 2006, compared to 2.9% in 2005.

The challenges for National Bank

The Bank will continue to benefit from the fact that it operates in an economy with a growth rate that is likely to remain among the highest in the industrialized world. In addition, the Bank expands its activities in response to major market and financial industry trends, not to an easing of discipline and risk standards, an approach that should serve it well in an economic environment that is expected to be less favourable.

The increase in credit granted by our energy sector confirms that the Bank is participating in the oil and gas boom. However, the growth potential of traditional credit is limited by the trend among businesses towards self-financing. Whereas financing granted by financial institutions accounted for 60% of outside financing for businesses in the late 1980s, today the percentage is only 37%. This trend clearly shows that opportunities exist for companies to participate in the corporate financing market through equity and debt issues designed to facilitate access to financial markets.

Low interest rates and the solid performance of the job market lifted consumer spending and buoyed residential investment. During fiscal 2005, household credit grew at an annual rate of around 10%, but the Bank expects a slight slowdown in 2006. Its own growth has been fuelled by partnership agreements, which give the Bank access to a client pool outside of Quebec, its core market. Consumer credit offers the advantage of diversified credit risk.

Beyond economic swings, the aging population is a major demographic trend that is already having a profound impact on demand for financial services. The 45 to 64 age group, which represented 20% of the population in 1991, will account for close to 30% around 2011. People in this age group are at the stage where they are accumulating financial assets and are therefore looking for wealth management services. The Bank has an opportunity here, too, to grow and diversify geographically through, in particular, its full-service brokerage subsidiary.

The aging population also affects business owner-managers, and the Bank is taking a keen interest in seeing the torch passed to their successors. That is why it has joined forces with the *Caisse de dépôt et placement du Québec* to ensure SME succession financing in Quebec, a project that complements its own Business Transfer program.

Although Canada will likely enjoy better economic conditions than most other industrialized nations, the business climate should be less hospitable for the next few years. However, National Bank should be able to deal with the situation by adhering to a business plan developed to capitalize on trends leading to new opportunities and by following sound risk management practices.

Business Segment Analysis

Business Mix

Business mix(1)

Year ended October 31, 2005
(taxable equivalent basis)(2)
(millions of dollars)



Revenues
Income
Economic capital
80
70
60
50
40
30
20
10
0
53%
55%
52%
21%
14%
8%
26%
31%
40%
Personal and Commercial
Wealth Management
Financial Markets

(1) Excluding the "Other" heading
(2) See "Financial Reporting Method" on page 8.

National Bank is a well-diversified business. More than half its revenues and income are generated by the Personal and Commercial segment. The Wealth Management and Financial Markets segments also make significant contributions.

The importance of the Bank's segments can also be measured in terms of required capital. For the last few years, the Bank has been applying a method similar to the one which will be implemented under the new Basel Capital Accord (Basel II). Under Basel II, economic capital is allocated to the different portfolios and activities—and ultimately the different segments—according to their level of inherent risk. Three types of risk are formally assessed: credit risk, market risk and operational risk. Detailed information on these risks is provided beginning on page 57. By combining this capital with results, one can obtain a measurement of each segment's return on economic capital and thus its contribution to the creation of shareholder value.

The three segments present very different risk profiles. Personal and Commercial captures the largest share of economic capital ($1,457 million) and was affected primarily by credit risk (75.3%) and, to a lesser degree, operational risk (21.8%).

Wealth Management used $239 million of capital. This segment is sensitive to operational risk (96.2% of its capital), which includes such items as the impact of transaction errors and the negative consequences of poor business development decisions. The Financial Markets segment is exposed to risk from several sources. Although this segment accounts for two thirds of the Bank's market risk, the capital allocated to this risk, 38.3% of the segment's total capital, is less than the 43.5% needed to cover credit risk. Capital allocated to credit risk nevertheless declined due primarily to a reduction in the corporate loan portfolio.

Shareholder value added and capital breakdown by economic sector

Year ended October 31
(millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other(1)		Unallocated capital(2)		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Economic capital	**1,457**	1,395	**239**	222	**1,131**	1,123	**149**	134	**1,037**	868	**4,013**	3,742
Allocated to:												
Credit risk	**75.3%**	76.0%	**1.2%**	1.2%	**43.5%**	46.9%	**(27.7)%**	(49.7)%	**N/A**	N/A	**52.1%**	55.6%
Market risk	**2.9%**	2.8%	**2.6%**	2.6%	**38.3%**	37.4%	**106.7%**	149.2%	**N/A**	N/A	**21.5%**	20.9%
Operational risk	**21.8%**	21.2%	**96.2%**	96.2%	**18.2%**	15.7%	**21.0%**	0.5%	**N/A**	N/A	**26.4%**	23.5%
Net income available(3)	**382**	343	**113**	98	**224**	247	**(44)**	(88)	**154**	102	**829**	702
Cost of capital	**160**	153	**26**	24	**124**	124	**16**	15	**115**	96	**441**	412
RAROC/ROE	**26.2%**	24.6%	**47.3%**	44.2%	**19.8%**	22.0%	**(29.3)%**	(65.8)%	**14.9%**	11.7%	**20.7%**	18.8%
Shareholder value added	**222**	190	**87**	74	**100**	123	**(60)**	(103)	**39**	6	**388**	290

(1) Includes unallocated items, corporate investments and securitization
(2) Includes the difference between expected credit losses charged to segments and actual losses
(3) Net income available to the segments is determined using expected losses.

Overall, the Bank's risk profile was more diversified in 2005, with the relative importance of credit risk falling from 55.6% to 52.1% of total risk. The excess of available capital over the estimated amount required to cover the Bank's various types of risk rose 19% to $1,037 million.

All segments were instrumental in driving the Bank's excellent performance, with each posting a return on economic capital in excess of 19%. Put in these terms, the most profitable segment was Wealth Management, which used little capital given the income it generated and delivered an exceptionally high return on economic capital of 47.3%.

Insofar as their returns surpassed the 11% used to calculate cost of capital, all segments created shareholder value added, with Personal and Commercial, at $222 million, contributing the most followed by Financial Markets, at $100 million.

A comparison of net income with the capital allocated to more than adequately cover the Bank's intrinsic risks shows that National Bank generated $27.86 in net income per $100 of economic capital in 2005. This represents a 14% increase in capital efficiency over the previous year, and is a good reflection of the Bank's ability to manage and control risk and increase the resulting return. Given the excellent capitalization and strong profitability of all its business segments, National Bank has set no specific capital reallocation objectives and intends to actively pursue growth in all its business activities.

Income per $100 of economic capital

Year ended October 31
(millions of dollars)

	2005	2004	Change %
Net income available	**829**	702	18
Allocated economic capital	**2,976**	2,874	4
Net income per $100 of capital	**$27.86**	$24.43	14

Personal and Commercial Banking

The mission of the Personal and Commercial segment is to offer clients the Bank's suite of financial products and services via its branches, service outlets and remote banking, as well as through an extensive network of partners from coast to coast. It can therefore meet the diverse needs of all its clients at every stage of their lives.

This segment is constantly changing and comprises two types of activities: services to individuals and services to businesses.

Personal Banking

Personal Banking offers clients leading-edge transaction, lending, credit card, insurance and investment solutions to help them achieve their financial goals.

Its more than 8,500 employees serve close to 2.5 million clients across Canada through a network of 457 branches, 788 banking machines and virtual service infrastructures adapted to current realities.

Personal Banking continued to substantially grow its revenues in fiscal 2005. The 4.8% increase in total revenues was fairly evenly distributed among its three areas of activity, although investing activities performed slightly better than average, with 6.6% growth.

Total revenues – Personal Banking

Year ended October 31
(millions of dollars)

2005	**1,344**
2004	1,282
Change	4.8%
Transaction activities	4.3%
Credit activities	5.4%
Investing activities	6.6%

These excellent results were achieved by successfully pursuing a growth strategy that revolves around client satisfaction, employee engagement and competency development, and growth in performing products that meet the expectations of the marketplace—all factors that ultimately create value for clients and shareholders alike.

Client satisfaction first and foremost

At the Bank, our employees have made client satisfaction a top priority.

Between 2001 and 2005, the number of Personal Banking clients who were "very satisfied" overall rose 27%, while the number of "dissatisfied" clients decreased 42%.

In addition to surveying our clients, we also use techniques such as mystery shoppers who go into the branches to assess compliance with service standards.

One of the chief factors behind the improvement in satisfaction levels is the Destination Client program, which has proven so effective that it is being extended to other segments. This program involves setting service standards and providing training to employees. It also includes various activities and tools to bolster efforts to improve service. Regular assessments of client satisfaction round out the program.

A motivated team of qualified employees

The Sales Away motivational training program introduced two years ago has continued to yield results. By encouraging advisors to hone their sales skills and acquire varied expertise, this program has fostered a veritable entrepreneurial culture at the branch level. The breadth and depth of this culture is measured using various indicators such as client service quality and performance, which have an impact on employees' incentive compensation.

Special attention is given to high net worth clients so as to be able to offer them additional products and services. These clients are now assigned an advisor who is attuned to their needs and can proactively track maturity and renewal dates with a view to offering other solutions. These efforts have resulted in a marked increase in share of wallet as well as mortgage and investment renewal rates.

The average number of Bank products held per client also rose in 2005 thanks to new work tools such as the Client Opportunity Management software, which facilitates advisors' sales efforts. New "intelligent" marketing techniques have also been introduced to help identify high potential clients based on criteria such as their home address.

The information on transaction, credit and investing activities is presented separately in the following sections solely for ease of reading. These activities are carried out as part of an overall approach aimed at providing integrated financial solutions geared to our clients' needs.

client **satisfaction**

Growth in overall client satisfaction in Quebec

+27% +31%

Individuals SMEs

employee **engagement**

The Bank was named one of the

"50 Best Employers in Canada"

by Hewitt Associates in its annual ranking of top companies, compiled in partnership with *Report on Business* magazine and Montreal daily *La Presse*.


50
BEST
EMPLOYERS
IN CANADA

market **recognition**

Value created for shareholders

Personal and Commercial


Return on economic capital
(as a %)
26.5
26.0
25.5
25.0
24.5
24.0
23.5
04
05
Shareholder value added
(millions of dollars)
230
220
210
200
190
180
170
04
05

social **commitment**

$350,000 donation to the University of Ottawa's School of Management

The Bank donated $350,000 to the University of Ottawa's School of Management as part of the "Campaign for Canada's university" to help it continue to strengthen its reputation and presence within the community.

Transaction activities

In terms of transaction activities, the challenge for the Bank continues to be how to increase revenues per client in a fiercely competitive and tightly regulated market where low interest rates mean narrower spreads on deposits. Moreover, this market is characterized by increasingly diverse needs and account preferences of consumers, and their sensitivity to service charges.

Favouring freedom of choice by offering clients the opportunity to select formulas best suited to their needs is a principle that has guided the Bank from the very beginning. Today, the financial success of a bank hinges on lasting relationships built on trust more than on a client acquisition strategy based on offering low prices. That is why National Bank offers a complete line of products and services—via its branches, banking machines, The Exchange network, telephone and Internet—and a range of banking packages, from the most basic and affordable to the most comprehensive, to meet its clients' every need. Clients can therefore select packages and services that reflect their spending habits, the number of transactions they normally carry out and how they do their banking. As the Bank's pricing is based on transaction costs, no matter what level of service the client chooses, the outcome is a win-win situation for both parties.

The average volume of deposit transactions rose 3.9% between October 2004 and October 2005, but the average spread narrowed by 11 basis points, mainly because of interest rates, which have declined in recent years. This decrease in net interest income underscores the importance of pricing day-to-day transactions properly, whether through banking packages or other means.

In terms of electronic transaction methods, Internet banking has been steadily gaining momentum since it was first introduced. The total number of transactions grew markedly in 2005, and there was significant migration towards remote access channels.

The number of transactions has risen 35% over the past five years to reach a total of 314 million. Of these, 271 million were carried out electronically[1] for an average annual growth rate of 8%. Internet transactions, which accounted for less than 1% of transactions in 2000, are now closer to 5% of the total, for an average annual increase of 48%. Conversely, the number of conventional transactions declined from 49 million to 42 million between 2000 and 2005.

The www.nbc.ca portal, which offers clients easy, reliable access to the Bank's products and services, continues to grow in popularity. New improvements to the site have made it even more user-friendly to ensure greater client satisfaction.

In 2005, the number of clients registered for transaction services on the Bank's website climbed 14%. The many online functions were particularly appreciated by users, more than three quarters of whom said they were extremely satisfied with the site.

A number of changes were made to the site in 2005, including the addition of person-to-person transfers between Bank clients and new application forms for products and services, such as credit cards and RRSP contributions. We also added useful tools to help clients choose the right credit card or locate a branch, banking machine or other point of service. Another notable improvement was the addition of a Mandarin web page to better serve Chinese-speaking clients. The infrastructure and applications, too, were upgraded to increase efficiency and support our service standards. Lastly, the Bank gave more prominence to information on Internet security to better inform and reassure clients who use the portal for their online transactions.

(1) Transactions other than at the counter or by cheque

Transactions by year and type

As at October 31
(as a percentage of transactions)
■ Telephone □ Internet

5.0
4.0
3.0
2.0
1.0
0
1.8%
1.9%
1.8%
1.7%
1.6%
1.5%
0.9%
1.6%
2.4%
3.4%
4.0%
5.0%
2000
2001
2002
2003
2004
2005



Year ended October 31
(millions)
■ No. of transactions □ % of electronic transactions



400
300
200
100
0
233
246
262
274
295
314
79%
82%
84%
85%
85%
86%
2000
2001
2002
2003
2004
2005

A few facts about service charges:

- Deposit and bill payment fees represented only 5.2% of the Bank's total revenues in 2005, down from 5.5% in 2004
- Canadians pay, on average, $185 annually for basic banking services, which is 50% less than the $277 paid by consumers south of the border for equivalent services

Transaction accounts

Year ended October 31
(billions of dollars)
■ Volumes □ Spreads

7
6
5
4
3
2
1
0
5.02%
5.45%
4.37%
4.03%
3.60%
3.49%
2000
2001
2002
2003
2004
2005

Credit activities

Consumer loans, including mortgage loans, lines of credit and credit cards, insurance products and distribution agreements come under this heading.

Fuelled by the strength of the economy and stepped-up business development efforts, the volume of retail credit activities surged 11.6% in 2005, with the highest increase recorded in the secured loan category. For example, lines of credit secured by home equity or investments (our All-In-One solution) increased 75.1% during this period, contributing to the 9.9% growth in credit secured by collateral mortgages. The 55.7% increase in other types of secured loans was mainly attributable to robust growth in investment loans distributed through partnerships.

Unsecured loans granted on the basis of a borrower's creditworthiness were up 9%, which is very positive. This gain was generated by credit cards and lines of credit, which confirms the attractiveness of the revolving credit products introduced by the Bank. It is worth noting that this rapid expansion in our credit activities was achieved without triggering any significant reduction in the profitability of our products.

Retail credit, including securitization

As at October 31, 2005
(millions of dollars)

Secured credit	**24,491**
Year-over-year change	**12.3 %**
Insured residential mortgage loans	**19.4 %**
Conventional residential mortgage loans	**(13.6)%**
Mortgage-backed personal lines of credit	**75.1 %**
Total mortgage credit	**9.9 %**
Other secured loans	**55.7 %**
Other personal loans	**6,451**
Year-over-year change	**9.0 %**
Credit card advances	**6.0 %**
Regular lines of credit	**21.5 %**
Other loans	**(0.3)%**
Total retail credit	**30,942**
Year-over-year change	**11.6 %**

On the mortgage side, the Bank further enhanced its offering to meet the many needs of clients by launching its innovative Breathe Easy Option. Clients who have a 5-year mortgage at the Bank can defer their mortgage payments, without penalty, for up to six months.

National Bank is the only financial institution in Quebec to offer up to six months of respite. The Breathe Easy Option demonstrates, once again, that the Bank is attuned to the needs of its clients and can seize opportunities to create products that are responsive to their changing lives. The Breathe Easy Option has been very well received by clients who, at some point or another, are faced with a financial situation requiring greater flexibility: maternity leave, career change or caring for a loved one.

In 2005, we also launched a new and improved version of our popular All-In-One product. Clients can now divide their account into one or more sub-accounts to manage their banking more easily for purposes such as income taxes. The All-In-One is a flexible financing solution that lets clients use the net worth of their home or investments to consolidate all their financing needs and access credit at any time. This product has the features of a universal account, combining traditional transaction capabilities with credit or savings functions. With this account, clients can draw on authorized credit equivalent to 75% of the value of their collateral (home equity or investments), offered at the Bank's prime rate. Not only can clients consolidate all their personal and mortgage loans in their All-In-One account, they can also use it in a completely transparent manner as a low-fee transaction account. An extensive promotional campaign is already underway to boost sales of this attractive product among clients who want to leverage their home equity or investments in order to invest, travel, renovate or buy a second home.

The Personal Banking subsegment also offers credit cards, point-of-sale financing and insurance products.

The Bank is among the leading MasterCard issuers in Canada. Last spring, it launched the *Allure* MasterCard, designed with Quebec women in mind. In addition to the exclusive advantages offered to cardholders, such as a 10% discount on all purchases at participating retailers, the Bank makes an annual donation to the Quebec Breast Cancer Foundation based on purchases charged to the card.

The National Bank *Platinum* card has continued to set itself apart in the Canadian market since it was introduced two years ago. Its generous rewards program enables cardholders to travel more frequently and without restrictions, as they can earn points 50% faster than with competing programs. It is also one of the only cards that allows cardholders to choose their own travel agency. What's more, with its trip cancellation, lost luggage and delayed flight insurance, cardholders enjoy peace of mind when they travel. They also benefit from one of the best extended warranty and purchase protection programs in Canada.


Launch of the National Bank Allure MasterCard
ALLURE
MasterCard
National Bank unveiled a multi-partner card in June intended specifically for women—the first of its kind in Canada.
The new Allure MasterCard is in a class of its own because of its connection to a cause that touches all women: the fight against breast cancer. A percentage of annual purchases made with the card will be paid each year to the Quebec Breast Cancer Foundation. The Bank hopes to donate close to $1.4 million to this organization over five years.
In November, the launch campaign for the Allure MasterCard won top honours in the "Financial products and services" category in the 15th annual Flèche d'or contest. This contest, organized by the Relationship Marketing Association, is considered the race for excellence in the industry and recognizes outstanding relationship marketing campaigns and achievements in Quebec.

In recent years, the Bank has implemented a number of strategies to increase the use of credit cards. These efforts have paid off. In addition to an increase in the number of active accounts, credit card purchases and cash advances have risen 8.6%.

Another type of credit provided by the Bank is point-of-sale financing. This service, offered since 1995, lets consumers settle their purchases at thousands of Canadian retailers by way of equal monthly payments or deferred payment. In 2005, the Bank made several improvements to the service and decided to market it under the brand name *Latitude Financing*. Since its reintroduction, many furniture, appliance, auto part, travel and heating and air conditioning retailers have chosen to offer it to their clients.

National Bank also offers a comprehensive line of insurance products through three subsidiaries. The first, National Bank Life Insurance Company, focuses chiefly on insurance products for credit instruments (credit cards, mortgage loans and consumer loans). The second, National Bank General Insurance, specializes in direct sales of automobile and home insurance. The third, National Bank Insurance Firm, is an insurance brokerage firm that offers life and disability insurance products to consumers and businesses.

Revenues at National Bank General Insurance continued to climb, with a 23% increase in underwritten premiums in 2005. The company continues to garner growing recognition. It is one of the three most consulted insurers and ranks first for ad recognition. Home insurance, launched in April 2005, will help the company to actively pursue growth and make new inroads in a competitive market.

Outside Quebec, the distribution agreements signed in recent years with several large insurers and major mutual fund firms have yielded the desired results, confirming the appropriateness of this component of our strategy for developing new markets. In 2005, close to 25% of the growth in Personal Banking volume stemmed from the success of these agreements and the hard work of some 10,000 advisors at the companies that distribute our products and services.

These partners serve clients who, because of their geographic location, were not previously served by the Bank, and who represent a select group with a lower-than-average risk profile.

During the year ended October 31, 2005, investment loans rose by 73%, mortgage loans by 103%, RRSP loans by 33% and lines of credit by 125%.

In addition to the many distribution agreements already entered into with, among others, Investors Group and MD Management Ltd., we signed new agreements with Canada Life Insurance Company, Capital HUB Inc., Newport Investment Counsel Inc., Richardson Financial Partners Limited, Lutheran Life Insurance Society of Canada, SSQ, Life Insurance Company Inc., and Transamerica Life Canada.

These partnerships have performed as anticipated and have positioned the Bank as the leading institution in financial product design and production for third party distribution networks. Capitalizing on this unique expertise, the Bank intends to pursue this strategy, which opens doors to new markets and new clients without requiring significant capital expenditures.

Partnership revenues


Year ended October 31
(millions of dollars)
Volume
Net interest income
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
100
20
18
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005

Investing activities

The branch network acts as the distributor of an extensive range of savings products that are divided into two categories. The first category consists of registered and non-registered term deposit products. Almost all the revenues from these products are recorded in the Personal and Commercial segment. The second category comprises investment vehicles and services generally designed by subsidiaries in the Wealth Management segment. For this product category, the branch network earns distribution or referral commissions.

The Bank has a long tradition of innovation in deposit products. It was the first bank in Canada to launch structured GICs, which guarantee investors' principal while allowing them to take advantage of capital market returns. Our retail credit and investment solutions team offers other innovative and effective products such as the Canadian Blue Chip Portfolio-Linked Note, the Active Management GIC, the return on which is linked to hedge funds, and index-linked deposits.

New products in 2005 included the Global Blue Chip Note, a turnkey solution that lets investors capitalize on the returns of 30 of the largest publicly traded companies in the world, the Multi-Managed GIC, which uses a formula of sharing risk and return with investors—an industry first—and the Energy and Base Metals Note, whose return is benchmarked to the price of aluminum, copper, oil and natural gas and which gives investors the opportunity to participate in the main Canadian commodities markets without having to invest directly in commodity producers.

The Bank's Multi-Managed GIC is based on a formula for sharing risk and return with investors—a banking first.

The Multi-Managed GIC enables investors to diversify their assets among cash holdings, stocks and bonds, and thereby enjoy the advantages of alternative management, which has been traditionally reserved for institutional investors.

National Bank adds 5% to the total five-year return on the Multi-Managed GIC if the annualized return is less than or equal to 3%. However, since the Bank shares the risk with its clients, it retains 20% of the annualized return in excess of 6%.

The Multi-Managed GIC is available for a minimum investment of $500 and must be held in a registered retirement savings plan.

A number of products are also manufactured by the Bank's subsidiaries. The Strategic Portfolios and Private Investment Management are just two examples.

To round out their offering, the branches also distribute savings products manufactured by third parties, such as Fidelity Funds.

These products are sold and distributed through our financial services managers and personal bankers in the branches. The traditional complement of branch personnel has been joined by a specialized team of financial planners, National Bank Wealth Management. This group has been deployed in the branch network with the goal of developing the savings management market among high net worth clients and is pivotal in providing value-added wealth management advisory services to upscale clients with considerable discretionary savings.

First deployed in 2001, the team of financial planners now numbers close to 300. Their role is to offer flexible, efficient financial planning services to more than 100,000 clients, meeting with them at the location of their choice. Financial planners can draw on an integrated solutions offering to meet the banking and credit needs of their clients, and can refer clients who wish to directly hold securities to National Bank Direct Brokerage or Individual Investor Services at National Bank Financial.

The repeated success of our team of financial planners has led to higher levels of assets managed per advisor and greater emphasis on client account management activities. The result has been greater productivity and a steady rise in the share of wallet entrusted to us by our clients.

The branch network has been instrumental in expanding the range of services made available to our business clients so as to offer them a broader range of products and services for their personal savings and investment needs.

The branches have been especially effective in selling mutual funds. Over the past five years, sales of the National Bank family of mutual funds, designed for individual investors, have consistently surpassed, by a healthy margin (7% on average), sales at other deposit-taking institutions which offer comparable funds.

The Bank also offers Private Banking services for financially active upscale clients who have more complex borrowing and deposit needs and prefer to leave the management of their financial affairs to experts. The account managers assigned to these clients can recommend services offered by the National Bank Financial Group and even coordinate the advisory services provided by their clients' other advisors, such as portfolio managers, securities brokers, accountants and tax specialists.

Cumulative net sales over 12 months, as a % of assets


(excluding institutional funds)
National Bank family of funds
Fund families of other deposit-taking institutions
25%
20%
15%
10%
5%
0%
(5)%
July-01
Oct-01
Jan-02
Apr-02
July-02
Oct-02
Jan-03
Apr-03
July-03
Oct-03
Jan-04
Apr-04
July-04
Oct-04
Jan-05
Apr-05
July-05
Oct-05

In fiscal 2005, the number of clients who used the Bank's Private Banking services rose almost 10%, and the total volume of activity (loans, deposits and investments) climbed approximately 25%, confirming both the popularity of this service and the importance of this clientele for the Bank.

Commercial Banking

The mission of Commercial Banking is to offer businesses of all sizes and in all industries the products and services they need to run their operations successfully. Some 150,000 commercial clients rely on the Bank's 70 business centres and its network of 457 branches and benefit from a broad range of specialized solutions and products. National Bank is known as one of the banks most committed to the SME market, particularly in Quebec.

In order to succeed in the SME financial services market, it is important to maintain a healthy balance among growth, portfolio quality and profitability without losing sight of client satisfaction and employee engagement. The Bank has therefore chosen to favour credit quality and not to sacrifice profitability in sole pursuit of greater market share.

Success factors


Market share
in Quebec
Profitability
Client
satisfaction
Risk
quality
Employee
engagement

Over the last few years, Commercial Banking has sharpened its focus on improving profitability in each of its business relationships by applying very rigorous credit underwriting standards and ensuring that pricing reflects both the value of products and services and the risk incurred. Meeting this requirement to be profitable and create shareholder value was made easier by improved client satisfaction. In fact, the number of clients who said that they were "very satisfied" rose 31% between 2001 and 2005. Higher levels of satisfaction were directly attributable to the Bank's emphasis on having more highly trained and specialized account managers providing quality advisory services, the application of service standards under the Destination Client approach, by both frontline and back-office employees, and the roll-out of new products and services.

Commercial Banking activities are deployed under the Bank's two-pronged business strategy. First, National Bank has built a position of strength for Commercial Banking in its core Quebec market, even more so than for its other business segments. According to data from the Canadian Bankers Association, National Bank holds nearly 40% of the banks' market, proving that National Bank is without a doubt the partner of choice for Quebec businesses.

Second, the Bank has carved out niche markets outside Quebec, the largest being in energy financing in Western Canada. Our main focus in this industry is emerging businesses in the primary sector and service companies in the fossil fuel industry. The rapid increase in fuel prices has been extremely favourable for our operations; if we include capital market financing for large corporations, the credit granted in this industry rose on average 22% over the fiscal year to reach $1.4 billion in October 2005.

The Bank's agricultural financing operations have also grown rapidly in recent years, up 62% since October 2001. Over the past two years, the Bank has turned its attention to agricultural financing in Ontario and Western Canada, concentrating on large financings, and production areas where the Bank has developed expertise in the Quebec market. As a result, the agri-food portfolio outside Quebec has grown 53% since October 2003.

Outstanding credit, oil, gas and related services


Average volume
(millions of dollars)
Financial Markets
Commercial Banking
1,600
1,400
1,200
1,000
800
600
400
200
0
2002
2003
2004
2005

Agricultural financing


(millions of dollars)
2,500
2,000
1,500
1,000
Oct.01
Oct.02
Oct.03
Oct.04
Oct.05

One of the hallmarks of the Bank is its expertise in facilitating the transfer of family farms between generations by making judicious use of government programs.

Given the Bank's success in this area, Commercial Banking decided to offer a similar service to all SME clients. Canadian demographics suggest a significant changing of the guard in SMEs over the coming years, with approximately half of these enterprises expected to undergo a change in management over the next decade.

The transfer of corporate control from one generation to the next is a delicate process with financial, organizational and emotional dimensions. The Bank provides its clients with specialized people who not only support transition financing needs, but also advise both generations on the more human aspects which play a key role in a successful transfer. The goal is to ensure that the hand-over goes smoothly as much as it is to secure a business relationship with the new management. In addition to its Business Transfer program, introduced in the fall of 2005, the Bank established a partnership with the *Caisse de dépôt et placement du Québec* to address this specific issue. This partnership will be a particularly effective resource when a project requires additional financing in the form of an equity interest, debentures or subordinated debt.

Another sector where the Bank offers customized services is film and television series financing. National Bank is one of the biggest players in Quebec-based productions, setting up low-risk financing structures with assistance from various government support programs for the industry.

The Bank has also made significant inroads in the health industry, with the volume of loans and deposits at the Health Group, which made its debut in 2004, rising to $106 million. This Group operates with four account managers, all of whom are specialists in the health industry. Demographic pressures on the delivery of health services and increased private sector involvement are creating a favourable environment for these operations.

Efforts in real estate financing in 2005 targeted the residential market, generating some $168 million in new financing.

BusinessFlex Solutions **inc.**, which offers microcredit and remote commercial banking services, continued to grow. After only two years in operation, 15,000 clients are registered with the BusinessFlex Centre **inc.** and approved credit has risen 8.7% since October 2004. This program is geared primarily to borrowers with a line of credit of less than $100,000 or total borrowing under $250,000. BusinessFlex **inc** also opens the door to all the Bank's commercial banking products, including domestic and international payments, cash management and investments. As at October 31, the Centre's combined volume of loans and deposits stood at $580 million.

Finally, term loans surged following a product upgrade. Changes were made in order to recognize the superior financial capacity of stronger companies and increase the financing rate (measured as a percentage of expansion costs), as well as to provide more flexibility in repayment schedules and pre-approve borrowing limits. This initiative was so successful that new credit attained 200% of the original objective of $400 million.

In addition to credit, the Commercial Banking product line also comprises cash management and investment products. Since 7 out of 10 of the Bank's commercial clients only have investment products, we increased the number of account managers who work exclusively with depositors and investors to better serve these clients. In addition to addressing the needs of their companies, we take care to consider owner-managers' personal financial positions in order to offer them a comprehensive solution adapted to their needs. This has led to hundreds of millions of our commercial clients' investment dollars being directed to the wealth management specialists in our banking network and at National Bank Financial.

The international component of the Bank's activities is also very important. International business development managers, whose role is to advise commercial clients on export financing and international trade risk management, have their offices in many of the Bank's business centres across Canada. Moreover, through our NatExport and Sodex divisions, the Bank provides factoring services to exporters.

Portfolio quality is a constant priority. In addition to the rise in the Canadian dollar, which had a direct impact on goods-producing businesses that compete with foreign companies, 2005 saw fossil fuel prices soar and interest rates climb higher. All indicators nevertheless confirm that for the moment the SME sector is doing relatively well. During the 12-month period ended October 2005, there was an 11% reduction in the number of commercial bankruptcies in Quebec, and the segment's average risk rating once again improved. It is therefore not surprising that the level of net impaired loans at Commercial Banking fell from $93 million to $63 million between October 2004 and October 2005.

Commercial Banking revenues increased 4% in 2005. There was little change in loans to small businesses and a small increase in the commercial market, i.e., financing for mid-sized enterprises that do not require recourse to capital markets. However, in 2005, Commercial Banking was again able to capitalize on strong growth in the real estate and energy sectors, posting increases in income of 33% and 16%, respectively. The subsegment's contribution before income taxes was up 15%, owing to stable operating expenses and a 64% reduction in the provision for credit losses.

Total revenues – Commercial Banking

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2005	2004	Change %
Small businesses	**248**	245	1
Commercial	**403**	392	3
Energy	**36**	31	16
Real estate	**20**	15	33
Total	**707**	683	4

(1) See "Financial Reporting Method" on page 8.

The considerable improvement in credit quality has lifted this subsegment in the past few years, resulting in a return on economic capital of over 20%. In 2005, loan losses were 0.19% of loan and bankers' acceptance volumes, down from 1.25% in 2001, an improvement of 85%. Commercial Banking is therefore poised for continued growth, even if we expect credit conditions in Canada to eventually lose some of their lustre.

Provision for credit losses – Commercial Banking


As a % of loans and bankers' acceptances
1.25%
2.01%
0.54%
0.46%
0.19%
2001
2002
2003
2004
2005

Personal and Commercial – Results

During fiscal 2005, net income for the Personal and Commercial Banking segment rose significantly from $392 million to $453 million, owing chiefly to fairly solid 9% growth in assets and sales of wealth management products. All aspects of profitability contributed to this 16% year-over-year gain. Revenues increased 4%, almost in lock step with economic activity, with growth evenly distributed between net interest income and other income. The segment also succeeded in keeping growth in expenses below growth in revenues, thereby improving its productivity, as demonstrated by its efficiency ratio, which went from 62.0% to 61.1%. The quality of the portfolio proved its mettle again with net impaired loans down 19%, which resulted in a $20 million or 15% reduction in the provision for credit losses.

Segment results – Personal and Commercial

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2005	2004	Change %
Net interest income	**1,302**	1,251	4
Other income	**749**	714	5
Total revenues	**2,051**	1,965	4
Operating expenses	**1,254**	1,218	3
Contribution	**797**	747	7
Provision for credit losses	**117**	137	(15)
Income before income taxes	**680**	610	11
Income taxes	**227**	218	4
Net income	**453**	392	16
Average assets	**43,956**	40,511	9
Risk-weighted assets	**30,717**	28,970	6
Average deposits	**29,947**	30,057	–
Net impaired loans	**88**	109	(19)
Efficiency ratio	**61.1%**	62.0%	

(1) See "Financial Reporting Method" on page 8.


WE CAN HELP
NATIONAL BANK

A brand new image...

In the fall, National Bank adopted a new image that has become the cornerstone of its new ad campaign.

This image portrays the Bank as a contemporary institution with wide-ranging expertise whose dedicated employees are committed to exceeding clients' expectations.

This transformation will enable the Bank to capitalize on its marketing approach by bringing its "We can help" slogan to a more emotional level, and moving away from the humorous tone of earlier campaigns. The new ads illustrate how the Bank can help clients achieve their personal or professional goals and make their dreams come true—a message that resonates in all the advertising material developed by the Bank and its subsidiaries.

The campaign, which was launched in the fall, depicts people at different stages of life, clearly showing how the Bank and its subsidiaries can help them achieve their goals.

Personal and Commercial – Challenges and Strategies

CHALLENGE

Increase Personal Banking revenues

The challenge of increasing revenues ties in with the Bank's strategy on three levels: acquisition of new clients, retention of existing clients and additional product sales. In Quebec, our client acquisition strategy focuses on enhanced brand recognition, dynamic marketing campaigns and innovative products that deliver real value. Outside Quebec, the strategy will be implemented through our partnerships. The strategy for retaining existing clients will consist in improving service quality and assigning clients to specific advisors, which ensures better follow-up.

It will also be important to strengthen the sales culture for savings solutions in the branch network in order to further harmonize objectives with those of Wealth Management. The result will be a steady increase in the number of products held by clients and the share of wallet entrusted to National Bank. Through effective training and compensation as well as major investments in technology, the Bank will develop a strong brand image and devise more efficient marketing strategies. Our expertise in savings products combined with the wide-scale implementation of major technological projects, will enable us to augment our competitive capacity in our natural market. Our growth strategy for credit cards will be reinforced through the continuous introduction of new products. On the insurance side, we will continue to build on and accelerate the pace of our success in loan, home and car insurance. We hope it will also be strengthened through an easing of regulations that would permit more referrals between our business units and our points of service.

It will be harder to increase revenues from transaction activities because they are highly sensitive to short-term interest rates, despite the fact that, from the Bank's standpoint, deposits could become more profitable if rates were to rise. Moreover, growing consumer sensitivity to service charges means that our room to manoeuvre is limited when it comes to other income. We will therefore have to further our efforts to offer clients packages more closely matched to their needs, while continuing to pursue our itemized pricing objectives.

National Bank firmly believes that sound business development among individual and commercial clients hinges on striking the right balance among volume growth, credit quality and product pricing. We measure our progress by our ability to ensure that revenues outpace costs and loan losses, not simply by gains and losses in market share.

CHALLENGE

Enhance operating efficiency

In Commercial Banking, excellent cost control is rendered all the more necessary by sluggish market conditions as well as the Bank's intention to move into markets held by companies that, because they are highly specialized, are generally very efficient. Controlling our costs means continuing our end-to-end re-engineering of the processes involved in our service offering in order to achieve greater automation of credit decisions, centralization of administrative functions and increased use of our remote banking capabilities.

In our ongoing quest for greater efficiency, our ability to cover the widest possible range of client needs is an asset, as it provides a larger base for the absorption of fixed costs related to client acquisition and follow-up. In addition, the expertise we have derived from our considerable advances in risk management can be easily transferred and adapted from one type of financing to another.

In Personal Banking, an ongoing review of operating processes and their underlying systems in order to align them with our vision of being a low-cost designer and producer will result in productivity gains. Substantial effort has been focused on limiting losses resulting from operational risk, particularly fraud. In today's highly regulated environment, however, cost control can pose certain challenges.

Naturally, we will keep promoting greater use of remote transaction channels that increase the availability of services while also reducing delivery costs.

This enhanced operating efficiency coupled with a better understanding of clients, be they individuals or businesses, should lead to higher product sales.

CHALLENGE

Stand out from the competition in more than price

The Bank wants to stand out by offering a quality banking experience focused on client satisfaction. Achieving this starts with optimized processes that make "moments of truth," such as opening a bank account or taking out a loan, as easy, enjoyable and straightforward as possible for clients. It continues with high-calibre, flexible and personalized advisory services that add value for clients, and ongoing investments in tools and processes to enhance our client knowledge. At the same time, a full suite of savings and credit products and services must be offered to both individuals and businesses. We intend to make our mark through an exceptionally diversified, high-quality offering and by maintaining our profitability in spite of the presence of independent intermediaries.

CHALLENGE

Continue to seize opportunities to set ourselves apart

The Bank must continue to innovate and seize opportunities to distinguish itself through new products, as it has done so skillfully in the last few years. Employee motivation and ongoing professional development will underpin our success for years to come as employees keep abreast of emerging trends and propose solutions adapted to the changing needs of their clients at every stage of life.

With this in mind, the Bank launched a new program for Quebec SMEs in the fall of 2005 to assist the province's roughly 200,000 businesses that will undergo a change in management in the next five years due to the retirement of the owner. An intergenerational business transfer is a pivotal moment in the life of a company, and the Bank wants to help business owner-managers realize their dreams while building a lasting relationship of trust with the next generation of business leaders.

CHALLENGE

Maximize synergies with other Bank units, particularly Wealth Management

Commercial Banking intends to continue playing an active role in developing the other members of the National Bank family. Special efforts continue to be made in accordance with the Confidentiality Policy of the Bank and its subsidiaries and applicable legislation to promote positive spin-offs in wealth management. Commercial Banking will continue to work in concert with National Bank Financial Group to give medium-sized enterprises direct access to capital markets. These kinds of opportunities can especially be found among companies in the energy sector.

One of the major objectives of the Wealth Management team is to strengthen the Bank's position with this target clientele in order to boost profitability and increase market penetration. To tap into this source of revenue, the Bank strives to present a highly competitive offering through the provision of remote services that meet the needs of businesses.

All these developments should further improve the quality of our service offering and enhance client satisfaction. National Bank wants to be the bank SMEs turn to for unique products and services. By remaining attentive to the needs of its clients and the community, National Bank has carved out an enviable position in SME financing, one it will continue to consolidate.

CHALLENGE

Maintain a strong and distinctive brand image

For three years running, National Bank has ranked first among Quebec's deposit-taking institutions in a Léger Marketing survey on the 150 most admired companies in the province. It even bettered its 2004 standing by seven points. The Bank plans to keep up its efforts in this area by remaining active in the community, supporting a range of social and humanitarian causes and deploying well thought-out publicity and promotional campaigns that will make it unique among its competitors.

A winning partnership!

In 2005, National Bank became the leading partner of tennis in Quebec. In addition to signing on as the presenting sponsor of Montreal's prestigious Rogers Cup, the Bank is also supporting a series of men's and women's regional tennis tournaments to give aspiring young athletes a chance to make their dreams of excellence come true. This major five-year sponsorship will go a long way towards promoting tennis across Quebec.


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Wealth Management

As the Canadian population ages and household prosperity increases, the need for credit makes way for savings and wealth management, a niche that the Bank has successfully carved out and continues to expand at a steady pace.

In fact, because of longer life expectancy in industrialized countries, baby boomers, who have higher-than-ever levels of net savings, are looking for effective ways to grow their wealth so that they can prepare for and enjoy as long and as comfortable a retirement as possible.

However, due to stock market volatility and the financial scandals of recent years, more than a few investors have become cautious when investing and choosing a financial advisor or investment vehicle.

In this context, the main strength of a financial institution like ours is that it can offer not only transaction accounts, but also a very broad spectrum of financial products and services that have longer investment horizons and are managed by trusted, skilled professionals.

At National Bank, clients can turn to full-service and direct brokerage services, trust services, a highly competent team of financial advisors in branches across Canada, two mutual fund families combining more than 85 funds, as well as financial planning and private banking services, to name only a few.

Complementing this service offering is our line of managed products, which give investors access to a diversified suite of innovative investment solutions. What makes these products and services truly innovative is that they enable clients to benefit from advanced diversification techniques that are also economical and easy to use. As the advisors in its branch network and at National Bank Financial—and the products available through them—derive most of their performance from diversification, the Bank can provide its clients with a sustained competitive advantage. This embodies the spirit of our wealth management approach, which consists in bringing together many different types of expertise in a variety of options that meet the investment objectives of a more cautious clientele.

Originally created for investors without the resources to achieve the basic level of diversification that comes from directly owning a securities portfolio, the Bank's managed products afford so many advantages that more and more high net worth individuals are investing several million dollars in these vehicles, confident of obtaining excellent diversification and a healthy return.

client **satisfaction**

National Bank ranked among the best

- NBDB awarded distinction for best client service (Dalbar)
- NBF and NBDB recognized for best portfolio statements (Dalbar)
- NBF ranked first among the Big Six bank brokerages and NBF advisors given the most freedom in advising clients (Investment Executive Research)

employee **engagement**

A CROP survey, conducted to measure employee satisfaction and engagement, revealed a record

93% in the overall satisfaction rate among employees

Internal surveys such as this one, carried out every two years, show steady progress in employees' satisfaction with their careers, the Bank's corporate culture and the leadership abilities of its management.

market **recognition**



Value created for shareholders
Wealth Management
Return on economic capital
(as a %)
48
47
46
45
44
43
42
04
05
Shareholder value added
(millions of dollars)
90
85
80
75
70
65
60
04
05

social **commitment**

$1,250,000 donation to the Sainte-Justine Hospital Foundation

In recognition of the Bank's donation to the "Growing Up Healthy" fundraising campaign, the hospital's new clinical research centre will be called the *Carrefour de recherche clinique Banque Nationale*. This centre will play a vital role in developing new health care treatments that will benefit young patients and the entire medical and research community.

Access to so many services, products and professionals under a single banner is not only a matter of diversification or economies of scale. Financial planning and wealth management must be carried out as part of a coherent approach requiring the delivery of comprehensive and well-coordinated services. This is the competitive edge we strive to maintain.

Our wealth management strategy is anchored by our branch network, the specialized distribution channels and the team of advisors at National Bank Financial (NBF).

In our branches, financial services managers and personal bankers market basic products such as mutual funds and direct brokerage services. As soon as a client has a certain net worth or shows strong growth potential, the financial planners at our Wealth Management business line and the account managers at Private Banking take over.

The other anchors of our wealth management strategy, the advisors at NBF and our specialized distribution channels, share a common characteristic: they do not depend on branches to acquire and serve clients with differing needs. Retail services at NBF and Altamira fit into this category. The Bank's structured products and some products offered by National Bank Securities Inc. and Altamira are also available through third party distributors or from National Bank Direct Brokerage Inc., which offers savvy investors who prefer to manage their own portfolios the freedom to trade at low cost. As for financial security, National Bank Insurance Firm is responsible for selling individual life insurance annuities to business owner-managers and offering group RRSPs in partnership with Industrial Alliance Insurance and Financial Services Inc.


Revenues – Wealth Management
(millions of dollars)
Brokerage
Other
250
200
150
100
50
0
186
205
172
180
195
205
201
206
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05
Q3-05
Q4-05

The members of the Bank's Wealth Management family cover every aspect of the personal investing universe. Their activities are part of a coherent strategy, draw on complementarities and synergies wherever they are found and extend across the widest possible scope in order to better serve target clienteles.

In terms of revenues, fiscal 2005 was characterized by sustained business expansion against the backdrop of a stock market run-up, particularly in the resource sector, as well as by a relatively large number of income trust issues aimed at individual investors. This continued recovery, which began in late 2004, translated into a 19% increase in revenues between the third quarter of 2004 and the second quarter of 2005. On the whole, 2005 was another good year for Wealth Management, with revenues up 9% to $807 million.

Total assets managed or administered by our Wealth Management units grew from $181 billion to $221 billion, for a 22% increase. Assets managed or administered for individuals by National Bank (including third party products) rose by $12 billion, or 12%. Gains were made in every category. Institutional assets, such as pension funds, and transfer and custody operations also surged, climbing 43% to reach $79 billion. This growth, recorded by both Natcan Investment Management and National Bank Trust Inc., was partly attributable to internal clients at the Bank such as Financial Markets.

After successive increases of $12 billion and $10 billion in 2003 and 2004, respectively, assets at NBF, including the Correspondent Network, rose a further $9 billion in 2005. With a combined total of $91 billion in assets managed for our clients or administered for third parties, NBF is currently ranked close to third among Canadian brokers for its capacity to distribute new issues to individual investors.

Brokerage revenues, approximately 75% of which came from Individual Investor Services at National Bank Financial, were up 11% from fiscal 2004. Furthermore, even though a decline in direct brokerage trading in Canada has caused revenues at National Bank Direct Brokerage to dip slightly, revenues from this activity have nevertheless increased by 30% since 2002.

Sales efforts in the branches resulted in a strong 15% increase in mutual funds sold through National Bank Securities, almost replicating the 18% advance recorded in 2004, while assets managed by Altamira were down 9%. These diverging results are indicative of general industry trends. Deposit-taking institutions all have set up highly qualified sales teams whose mission is to obtain transfers of funds entrusted to other fund managers. While the Bank has succeeded in this effort with its own clients, it has been on the opposite side of the table at Altamira, most of whose clients have banking relationships with other financial institutions. Altamira also suffered due to rapidly changing market conditions which now seem to favour diversified funds and income funds to the detriment of equity funds, Altamira's traditional sector of activity. Total managed assets in the form of mutual funds nevertheless increased 6%.

Assets under management or administration and revenues – Wealth Management

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	Assets under management or administration			Revenues		
			Change			Change
	2005	2004	%	**2005**	2004	%
National Bank Financial	**44,932**	41,470	8	**504**	453	11
Correspondent Network (NBCN Inc.)	**45,677**	40,008	14			
National Bank Direct Brokerage	**8,686**	7,854	11	**44**	45	(2)
Securities brokerage	**99,295**	89,332	11	**548**	498	10
National Bank Securities	**7,448**	6,477	15	**65**	57	14
Altamira Investment Services	**3,709**	4,087	(9)	**57**	56	2
Mutual funds	**11,157**	10,564	6	**122**	113	8
Natcan Investment Management	**30,636**	27,947	10	**52**	56	(7)
NB Trust – Institutional	**58,701**	37,498	57	**85**	71	20
NB Trust – Individuals	**16,211**	11,224	44			
Other (mortgages sold)	**5,132**	4,033	27	**–**	5	–
Gross total	**221,132**	180,598	22	**807**	743	9
Institutional and other funds	**78,622**	55,138	43			
Assets present in more than one activity	**24,919**	20,411	22			
Total retail assets	**117,591**	105,049	12			

(1) See "Financial Reporting Method" on page 8.

Natcan Investment Management, for its part, capitalized on the overall growth in National Bank Mutual Funds and the rapid progress made by Private Investment Management, whose solid performance also accounted for the increase in assets under administration at National Bank Trust. In fact, the success of Private Investment Management pushed National Bank Trust revenues up 20%. The decline in revenues at Natcan Investment Management, meanwhile, can be attributed to renegotiations of internal and external fund management agreements.

This growth was driven not only by stronger markets, but also by the arrival of new funds and new clients on the market. The fact that retail assets under management have risen at such a steady rate over the past few years is eloquent testimony to the value of our strategy, which consists in extensively addressing the different aspects of this market. It also reflects the quality of the product offering and the services provided by the advisors, who tailor strategies to the markets and each investor's particular needs and goals.

To measure market penetration, we closely monitor share of wallet, a composite indicator that represents the share of funds entrusted to us by wealthy clients in our core market of Quebec. This share, which excludes assets managed by full-service brokers, has grown appreciably over the past three years, from one third to over 40%.

Share of wallet, wealthy clientele, Quebec

4-quarter moving average
(as a % of financial assets)


44%
42%
40%
38%
36%
34%
32%
30%
Oct-02
Jan-03
Apr-03
July-03
Oct-03
Jan-04
Apr-04
July-04
Oct-04
Jan-05
Apr-05
July-05

Securities Trading

Full-service brokerage

In terms of revenues, assets and client relationships, the most significant contributor to the Bank's Wealth Management business line is National Bank Financial's Individual Investor Services. It offers investment advice, full-service brokerage services, portfolio management and a vast selection of both non-proprietary and proprietary products to more than a quarter of a million clients via a 95-branch network that extends across Canada. In helping these clients manage their $45 billion in savings, National Bank Financial's 750 or so investment advisors deliver financial solutions that are comprehensive, objective and adapted to each specific situation.

A key element of NBF Individual Investor Services' business strategy is recognizing the important role investment advisors play in ensuring that their relationships with clients are both pleasant and profitable. NBF fosters a work environment that is motivating for existing advisors and inviting for new talent. And since its value proposition centres on offering maximum benefit to its clients, it empowers advisors by giving them support and the contacts of a top-tier financial services institution.

An independent survey conducted in 2005 by Investment Executive Research confirmed that efforts made in this area are yielding results, as NBF was ranked as the brokerage whose investment advisors had the greatest freedom in choosing the financial vehicles best suited to their clients' needs. It also ranked first among the brokerages of the Big Six for all aspects studied.

All of this translates into better relationships with clients, who then entrust a greater share of their wallet to National Bank Financial. This, of course, has a beneficial impact on profitability. In addition to client satisfaction initiatives, other measures have been introduced to enhance and stabilize income and increase profitability, with the result that for the last three years, NBF's Individual Investor Services has seen a steady rise in its revenues, net income and profitability ratio.

Correspondent Network

National Bank Financial's Correspondent Network (NBCN) offers third party clearing and brokerage services. More than 90 associated organizations staffed by some 5,000 financial advisors trade each year through NBCN for their 420,000 clients, making it by far Canada's leading provider of such services. The breadth of its correspondent services makes NBCN unique in Canada. For instance, the company offers accounting services, office support services and research products, and gives independent advisors access to new issues that would not otherwise be available to them.

In addition to its significant contribution to top and bottom lines, NBCN augments National Bank Financial's results by enabling it to substantially reduce cost-per-trade pricing for capital market transactions and custody operations. The combined trading volume of NBCN, NBF and the Bank is among the highest in Canada. NBCN therefore wields considerable distribution power, which has a favourable impact on NBF's equity and debt underwriting market share. NBCN also serves as an additional distribution channel for the Bank's investment and banking solutions.

National Bank Direct Brokerage

The volume of direct brokerage trading fell slightly in the past fiscal year. However, despite an 8% decline in its year-over-year trading volume, National Bank Direct Brokerage (NBDB) grew its assets under management more than 11% to $8.7 billion thanks in part to the work of the financial planners in our branch network, who refer do-it-yourself investors.

Throughout fiscal 2005, NBDB pursued its strategy of distinguishing itself through the quality of its service with very positive results. In January 2005, NBDB earned the inaugural Direct Brokerage Service Award from Dalbar, an independent research firm, for the excellent quality of its telephone and e-mail service, and National Bank Financial's client portfolio statements were judged to be the best in the Canadian securities brokerage industry.

Other initiatives geared to client satisfaction were undertaken throughout the fiscal year. These included lower fees for active traders, sophisticated analytical tools, a more user-friendly online trading interface with improved capabilities to facilitate account transfers and mutual fund and bond transactions and the adoption of a new name that better reflects the company's activities.

Mutual Funds

The trend, which started in 2004 when the market recovered from its 2002 low, carried over into 2005. Investors continued to convert their cash holdings into longer term instruments, and, despite very attractive gains on the Canadian stock market, to favour diversified solutions, which would indicate a conservative approach towards the risk and volatility inherent to stocks.

National Bank Securities

Net mutual fund sales of $668 million at National Bank Securities—9% of managed assets—was the product of two opposing trends. While individual and institutional investors reduced their short-term holdings by $151 million and $159 million, respectively, individual investors increased their long-term investments by $978 million, proving that investors have regained confidence in financial markets.

The trend toward longer investment horizons was also observed at National Bank Securities with the popularity of Strategic Portfolios, which offer investors six different risk profiles from which to choose. Sales of these turnkey solutions, which seek to combine attractive returns with effective diversification features, amounted to $717 million. To ensure optimal diversification in line with the profile, Strategic Portfolios are automatically rebalanced every six months. As at October 31, 2005, accumulated assets in these portfolios topped $2.6 billion—more than half of all long-term funds at National Bank Securities. Lastly, other mutual funds, such as the Mortgage Fund, the Dividend Fund and the Monthly Income Fund, have been attracting more and more investors seeking investments that generate stable income. This situation can no doubt be explained by the aging of the baby boomers, as the oldest members of this group have now reached retirement age.

Net sales of National Bank Mutual Funds



Year ended October 31
(millions of dollars)
2005
2004
Total
Institutional
Individuals – total
Individuals – short-term
Individuals – long-term
Strategic Portfolios(1)
668
751
(159)
(45)
827
796
(151)
14
978
782
717
987
(200) (100) 0 200 400 600 800 1,000

(1) Included in Individuals – long-term

Lastly, the already excellent performance of the Bank's branches was boosted significantly by the deployment of a specialized sales support team dedicated to the external brokers market. Close to one third of our long-term securities sales now come from this new distribution channel. Introduced in 2003, this external sales strategy is already proving its worth.

Altamira Investment Services

Our subsidiary Altamira Investment Services continued its development efforts in order to keep pace with growing competition in the mutual funds industry. Among other measures, it tied sales efforts more closely to advisory services by emphasizing the ease with which clients can trade and obtain investment advice.

Products and distribution channels were diversified in a coordinated manner in order to turn Altamira, traditionally a mutual fund monoliner with a single direct sales network, into an intermediary that can market an enhanced offering of investment solutions through several distribution channels. One product in particular, the Cash Performer, a high yield account available primarily through brokers and other market intermediaries, was an immediate success. Hybrid products, like the Bank's structured GICs, were also rolled out, and Altamira hopes to offer its clients more new products of this type. To add value to this offering, special attention was paid to investor return.

As for distribution channels, the sales force was brought closer to clients by locating a certain number of advisors in Bank branches. We are also focusing increasingly on third party distribution channels by offering competitive commissions and moving into niches that are currently less well served. This plan of action will help Altamira expand its presence as part of the Bank's wealth management strategy of occupying the largest possible territory in terms of products, distribution channels and geographic coverage.

Investment Management

The year 2005 was a very active one for Natcan Investment Management as it consolidated its Montreal and Toronto administrative operations, including risk management activities and the trading room. This initiative brought much needed uniformity to processes in order to ensure better operational efficiency, risk management and compliance. After this consolidation, Natcan Investment Management invested in information technology to upgrade its control structure.

Assets under management grew 10% to reach $30.6 billion as at October 31, 2005. The largest increase was recorded by Private Investment Management, with growth of almost $1 billion. Approximately 59% of assets under management was attributable to the Bank, while the remainder came from institutional clients.

Trust Services

Through its subsidiary National Bank Trust, the Bank offers high value-added services such as Private Investment Management to a wealthy clientele. In addition to managing investment portfolios, this service includes estate planning, financial planning from National Bank Financial Planning Inc. and the creation and administration of testamentary trusts in order to advise and support this clientele. National Bank Trust also offers asset protection trusts to business executives and owner-managers who are exposed to legal liability.

Owing to the close relationship it enjoys with the 300 financial planners who serve all of the Bank's branches, National Bank Trust again obtained exceptional results in Private Investment Management. This discretionary asset management service was designed for upscale clients who, in seeking capital preservation, growth and tax effectiveness, entrust their assets to the managers and specialists at Natcan Investment Management and other external firms.

Over the years, Private Investment Management has significantly enhanced its service offering by adding complementary asset classes. In 2004, high yield bonds, preferred shares and hedge funds, traditionally reserved for institutional clients, boosted both the potential return and diversification of investment strategies. Investment vehicles in emerging markets and US-dollar denominated instruments are now being included for even broader diversification.

Private Investment Management has experienced spectacular growth in recent years. In 2005 alone, its assets under management were up 37% to reach $4.6 billion. Growth was attributable to net sales of $1.1 billion, surpassing the $880 million mark reached in 2004. The majority of these sales represent assets that are new investments to the Bank. In addition, the number of clients rose by 3,300 during the year, with more than 350 of them investing $1 million or more.

This success, which fits perfectly with National Bank's wealth management strategy, was driven by a number of factors: the flexibility of the product with its five basic strategies and multiple combinations, the expertise of Natcan Investment Management and external portfolio managers, reduced return volatility through the use of hedge funds and tactical deviation of asset weightings. Also instrumental was the professionalism of Bank advisors, especially the financial planners of the Wealth Management group and the account managers at Private Banking.

Wealth Management – Results

All in all, the segment had $196 billion in assets under management or administration[1] and generated net income of $115 million in 2005, a 15% increase over fiscal 2004 results. Revenues were $807 million, up $64 million, or 9%, from $743 million the previous year. Once again, brokerage activities were the main source of growth, with a revenue increase of $50 million. Operating expenses amounted to $619 million in 2005, compared to $581 million in 2004. This $38 million increase was largely reflected in variable compensation linked to higher brokerage revenues and IT expenses. The efficiency ratio nonetheless improved, going from 78.2% in 2004 to 76.7% in 2005.

(1) Excluding assets present in more than one activity

Results by segment – Wealth Management

Year ended October 31
(taxable equivalent basis)[2]
(millions of dollars)

	2005	2004	Change %
Net interest income	**101**	94	7
Other income	**706**	649	9
Total revenues	**807**	743	9
Operating expenses	**619**	581	7
Income before income taxes	**188**	162	16
Income taxes	**70**	58	21
Non-controlling interest	**3**	4	(25)
Net income	**115**	100	15
Average assets	**882**	834	6
Risk-weighted assets	**628**	554	13
Average deposits	**3,562**	2,355	51
Efficiency ratio	**76.7%**	78.2%	

(2) See "Financial Reporting Method" on page 8.

Wealth Management – Challenges and Strategies

CHALLENGE

Grow share of wallet

National Bank views itself as an advisor who uses the best of his abilities to suggest solutions to clients while refraining from imposing on them specific products or distribution channels. With our emphasis on letting investors choose their products, all our channels must be attractive enough to appeal to more than just the clients at our branches. This is particularly true for National Bank Financial and Altamira, which are our gateway to markets outside Quebec. Both these organizations must spearhead a strategy that is intertwined with, yet independent from, the strategy the Bank has adopted for its banking clientele.

All operating units aim to increase their share of wallet, though the means may vary from one to the other. To succeed with our banking clients, we need a combination of revenue-generating investment vehicles and the ability to sell the right products to the right clients in keeping with their financial situation and personal preferences. We will therefore continue to segregate the functions of product design, management and sales. In fact, we are convinced that managed products, such as Strategic Portfolios and Private Investment Management, are well suited to many of our clients because they offer the best mix of return, security and ease of management. We will continue to promote these investment solutions, primarily by increasing the reach of our sales force in the branches and, more importantly, by matching up investors with the most suitable advisors.

On the full-service brokerage side, the use by clients of programs with asset-based commissions, such as NBF's Emissary and Ambassador financial programs, must be expanded even more quickly. This management approach offers the dual advantage of stabilizing the company's revenues and boosting investors' confidence in their advisor. Lastly, with a view to building on the many successes of the past fiscal year, we will continue to make the most of synergies in order to offer our clients the latest investment products available in the industry. Great effort will be made to maintain and increase our advisors' level of expertise. National Bank Financial will employ the most effective tools to be better able to serve its high net worth clients, which will result in an increase in managed assets and improved productivity.

Altamira's ability to fulfill its growth potential hinges partly on coordinating its efforts with those of the Bank and stepping up its initiatives to attract and retain clients. To tap into the growth environment, Altamira can count on the efficiency of its direct distribution model and its proven ability to forge long-term client relations directly and through distributors. The Bank will strive to harness its value-added advisory expertise and apply it to its existing clients outside Quebec, who, until now, have not been extensively solicited, in order to sell them wealth management products. One way of effectively serving this clientele is to deploy advisors in the branches. Moreover, we will continue to seek high, sustainable fund returns, which is key to the success of direct mutual fund sales.

CHALLENGE

Expand our client base

Specialized networks and products, especially outside our core market of Quebec, are needed to broaden our client base. The strategy for expanding National Bank Financial's geographic scope by recruiting advisors has proven its merit and is being pursued. In fact, recruitment is becoming increasingly easier as the Bank gains more and more recognition on capital markets, which assures new advisors the support of a dynamic company and top-of-the-line products. For its part, Altamira, which benefits from the maximization of synergies within the group, can also count on positive recognition that is borne out time and time again in surveys.

At National Bank Securities, our focus is on the new external distribution structure for the Advisor Series of funds, which places all its mutual funds at the disposal of independent financial advisors. This initiative is entrenched in agreements signed with a number of prestigious firms. National Bank is counting on the high quality of client service at National Bank Securities to make inroads into the independent advisor market.

We will also continue to invest in tools and training that are conducive to client referrals between Personal and Commercial Banking, in compliance with the Bank's Confidentiality Policy and applicable legislation. Existing teamwork, already excellent, will be enhanced, and National Bank employees will be able to be more proactive in offering personalized services that meet the savings needs and goals of our clientele.

Thanks to the quality of the product and service, Private Investment Management has shown considerable potential to draw new clients, particularly those with substantial assets. This is what makes National Bank a genuine competitor of well-known independent fund managers. The success of this private discretionary management service, in tandem with National Bank Financial's established reputation with wealthy clients, guarantees National Bank a place among the top-ranking wealth managers in Quebec and across the country.

CHALLENGE

Boost productivity

Considering that Wealth Management has the highest percentage of costs to revenues, a relative decrease in costs has the greatest leverage effect on net income. In this segment, productivity is raised by lowering costs per transaction and increasing both transaction size and assets per client. The Bank will continue to cut unit costs by investing more in transaction automation, making use of Web technology and consolidating different platforms. Moreover, we will pursue our objective of increasing the average size of all wealth management portfolios, focusing initially on the ones that will affect revenues and fixed costs the most, specifically, full-service brokerage. At the branch level, the cumulative growth in business volumes per financial planner enhances productivity.

Financial Markets

The Financial Markets segment encompasses brokerage and financing services which National Bank and its brokerage subsidiary, National Bank Financial (NBF), offer corporate and institutional clients, as well as the investment and trading operations carried out on the Bank's own behalf. As shown on page 39, the activities of the Financial Markets segment extend well beyond financing activities in debt and capital markets. They include functions critical to the operations of a major bank such as funding, asset/liability management and investment portfolio management.

In all, the Financial Markets segment comprises some 30 profit centres, reflecting the diverse nature of its operations. This diversification has two objectives: to maintain leading-edge expertise across the full range of markets and products and to minimize the capital required by taking advantage of the effects of risk diversification among products and markets. Insofar as the opportunities presented by capital markets vary according to the different points in the economic cycle and the particular features of each instrument, such diversification reduces the volatility of individual revenue streams and ensures greater stability of overall results.

In keeping with this global approach to financial market activities, 2005 saw the Bank more tightly consolidate its Treasury operations and the activities of its full-service brokerage, NBF, under the National Bank Financial Group banner. Combining these operations makes it possible to manage traditional investments, derivatives and alternative management activities in a more integrated manner, while providing cost and, more particularly, revenue synergies.

Revenues – Financial Markets

(millions of dollars)

■ Quarter ◻ 4-quarter average


300
280
260
240
220
200
180
160
140
120
100
2000
2001
2002
2003
2004
2005

Revenues for the Financial Markets segment were up 1% in 2005, to nearly $1 billion. Despite quarter-to-quarter volatility, annual growth has actually been quite regular and sustained in recent years. Furthermore, the weaker growth in 2005 must be considered in the context of a 1% decline in revenues and considerably lower net income from financial markets at the other five large banks.

There are four main reasons for the success of the Bank's financial market activities. All four demonstrate that, for this segment and the Bank as a whole, shareholders' interests are well served by a client offering that sets us apart from the competition.

First, we view these activities as part of the core competencies of any major financial institution, and we have shown over the years that they have real potential for creating shareholder value. This clear commitment is a guarantee of continuity for both our employees and our clients.

Second, the National Bank Financial Group occupies a special niche in the Canadian financial services industry. Because it is equally present in Montreal and Toronto and has significant business in the west (especially in Calgary), the geographic distribution of its operations closely reflects the centres of economic activity in Canada. In addition to this cultural and geographic diversity, we have taken great care to nurture the entrepreneurial spirit so vital to this industry, while providing the type of rigorous risk management, financial, material and human resources and range of contacts that only a large financial institution can offer.

Third, the National Bank Financial Group's unique positioning attracts highly qualified resources. There can be no other explanation for our proven ability to expand our operations much faster and far more consistently than many of our competitors. Nothing better illustrates this ability than the results of the Brendan Wood International survey, on which NBF scored first for the quality of its investment ideas and second for the quality of its research, with 14 analysts ranking among the top four in their respective industries. This high score is no doubt due in part to our strategy of concentrating resources in order to maximize the added value that research generates for our clients and the development of our activities.

Fourth, the National Bank Financial Group benefits from considerable distribution capacity, which greatly enhances the value of its debt and equity underwriting services. For individual investors, it can rely on an extensive network of full-service brokers in Canada and access to an additional 420,000 individual clients of brokers who deal with NBCN. Institutional investors are served by the fixed-income and equities trading desks.

The breakdown of revenues in 2005 is marked, in particular, by a significant 31% increase in trading revenues and an almost identical decrease in revenues from banking services. The $80 million in trading revenue gains stemmed primarily from strong $54 million growth in revenues on equities, in particular equity derivatives. These gains are mainly attributable to trades carried out for third parties as opposed to those carried out on behalf of the Bank. The massive growth in structured products, especially those sold to individual investors such as index-linked deposit certificates, requires the intensive use of derivatives in order to pay depositors while protecting their principal. The Bank structures such products not only for its own clientele, but also for other financial product distributors. Moreover, there is significant demand for risk management from institutions and individuals with sizable equity positions, especially when the Canadian stock market is buoyant.

Revenue breakdown – Financial Markets

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2005	2004	Change %
Interest rate	**71**	43	65
Equities	**244**	190	28
Commodity, precious metal and currency contracts	**28**	30	(7)
Trading revenues	**343**	263	31
Banking services	**137**	190	(28)
Financial market fees	**302**	284	7
Asset/liability management	**47**	47	–
Gains on securities	**56**	100	(45)
Other	**104**	100	4
Total	**989**	984	1

(1) See "Financial Reporting Method" on page 8.

The decrease in banking service revenues is the rebound effect of the Bank's exceptional performance in 2004. During that year, the Bank was involved in financing several merger and acquisition projects carried out by long-time clients and, as a result, became a top player in the Canadian mergers and acquisitions market. The Bank also received substantial underwriting commissions for these transactions, a situation that was not repeated in 2005. Nevertheless, financial market fees grew by 7%. For the past few years, NBF has been one of the most active issuers in the fast-growing income trust market.

Market share



Canadian equities
7.5%
Corporate bonds
6.6%
Municipal bonds
28.2%
Provincial bonds
13.7%
Canada bonds
8.2%
0
10
20
30

The Bank also holds a premier position in the fixed-income securities market: it ranks first for municipal bonds, third for provincial bonds and seventh for corporate and federal government bonds. Although the Bank's share of the total market is 7.5% for these products, its share of the market of the six largest banks is 11.2%, or double its weight in terms of total revenues within its peer group.

These successes illustrate how National Bank, through NBF, has become one of the top-tier securities brokerage firms in Canada, and the uncontested leader in Quebec. It has carved out very solid niches in the Canadian market and, for more than a decade, has been a major player in the provincial and municipal government bond markets.

The Financial Markets segment also plays an important role as a manufacturer of wealth management products, which are designed primarily for individual clients of the Bank, but which are also made available to outside investors, often through independent financial advisors. National Bank Financial Group has become a Canadian structured products leader on the strength of its extensive experience and the diversity and ingenuity of its structures.

This same pioneering approach is reflected in our alternative management activities. Our fund is one of the oldest and largest in Canada. One of its key features is that it is widely and increasingly accessible to individual clients, either in the form of notes or capital-guaranteed structured products or directly as part of Private Investment Management portfolios. Of the US $1,676 million under management, 71% is "held" by individuals and 22% by institutions, and the balance is in the Bank's own portfolio.


Alternative management
As at October 31
(millions of US dollars)
National Bank
Institutions
Individuals
1,750
1,500
1,250
1,000
750
500
250
0
482
588
837
1,250
1,676
2001
2002
2003
2004
2005

In its alternative management activities, the Bank has taken all necessary measures to avoid the pitfalls encountered by some hedge funds managed by external managers. Safeguards put in place to monitor, manage or limit risks associated with markets or operations include the use of separate accounts, transaction recording by the Bank, daily calculation of the risk position, real-time tracking of positions, and reversal of positions or transactions if mandates or limits are exceeded.

client **satisfaction**

Quality of investment ideas

Brendan Wood International ranked National Bank Financial's research team first for the quality of its investment ideas and second for the quality of its analysts. This ranking also placed 14 National Bank Financial analysts among the top four in their respective industries.

employee **engagement**

$700,000 for tsunami victims

Moved by the plight of the victims of the tsunami that ravaged Southeast Asia in December 2004, National Bank Financial Group employees organized a Commissions Day and donated more than $700,000 in commissions to help rebuild the devastated region.

market **recognition**

Value created for shareholders

Financial Markets

Return on economic capital
(as a %)

23, 22, 21, 20, 19, 18 — 04, 05

Shareholder value added
(millions of dollars)

150, 100, 50, 0 — 04, 05

social **commitment**

$2,000,000 donation to Centraide/United Way

Each year, the Bank, its subsidiaries, employees and retired employees contribute to Centraide/United Way fundraising campaigns across Canada. Thanks to the tireless efforts of our campaign organizers in 2005, Bank employees, executives and retired employees contributed almost $1.2 million, which the Bank topped up with a corporate donation of more than $800,000, for a total of close to $2 million.

Financial Markets – Results

Net income for the Financial Markets segment totaled $250 million in fiscal 2005, up 2% from the previous year. In another highly positive development, the provision for credit losses declined $43 million to $8 million. As losses on loans to large corporations are often the most volatile, this segment naturally benefited the most from the Bank's superior credit quality and highly favourable economic conditions in 2005. Operating expenses for the segment grew 10% in 2005, faster than revenues, resulting in a deterioration of the efficiency ratio from 55.2% to 60.2%. This change was mainly driven by the streamlining of certain activities, technological costs, and a shift in revenue sources towards activities with a higher variable compensation rate. In conclusion, 2005 was another excellent year for the Financial Markets segment, illustrating National Bank's ability to manage a wide range of complex activities in a highly dynamic fashion.

Segment results – Financial Markets

Year ended October 31 (taxable equivalent basis)[1] (millions of dollars)	**2005**	2004	Change %
Net interest income	**318**	256	24
Other income	**671**	728	(8)
Total revenues	**989**	984	1
Operating expenses	**595**	543	10
Contribution	**394**	441	(11)
Provision for credit losses	**8**	51	(84)
Income before income taxes	**386**	390	(1)
Income taxes	**135**	145	(7)
Non-controlling interest	**1**	-	-
Net income	**250**	245	2
Average assets	**51,809**	42,367	22
Risk-weighted assets	**18,771**	14,600	29
Average deposits	**24,099**	18,254	32
Net impaired loans	**29**	51	(43)
Efficiency ratio	**60.2%**	55.2%	

(1) See "Financial Reporting Method" on page 8.

Financial Markets – Challenges and Strategies

CHALLENGE

Contend with the economic and geopolitical uncertainty reflected in lacklustre financial markets

Soaring energy prices and rising interest rates have generated new uncertainty in the financial markets, particularly in new financing. It is therefore all the more important to develop new activities, especially in financial derivatives and commodities. The increased cross-fertilization between financial markets and individual and SME clients through instruments such as structured products and alternative management enables us to expand our revenue base by capitalizing on all our various areas of expertise. The tighter grouping of Treasury and NBF brokerage operations will yield increased revenue and cost synergies. Given the strong demand for absolute return products, i.e., products whose primary risk elements are covered so that they are not likely to generate negative returns, the Bank intends to remain a leader in their development and marketing.

CHALLENGE

Strengthen NBF's positioning as a top-tier securities broker in Canada

The recent years' successes demonstrate the major strides that have been made toward meeting this objective. To stay this course, NBF will continue to excel in service quality and innovation and in recruiting top talent by offering an environment that rewards entrepreneurial initiative. Efforts in this direction, enabled by an unconditional commitment to a strong presence in the capital markets, are also intended to grow NBF's areas of expertise and the territorial scope of its Canadian operations by building on its significant advances in the west of the country. In addition, NBF will continue to leverage its ability to distribute financial products to individuals and institutions.

CHALLENGE

Continue to achieve relatively stable income growth

In recent years, the Financial Markets segment has consistently posted fairly stable results given the volatility inherent to these markets, and major negative surprises have been avoided. These conditions are essential in order for Financial Markets operations to be justly recognized as core competencies that the Bank can rely on year after year. These results were achieved through a voluntary diversification of activities and effective risk control. This cautious diversification approach will be maintained with the goal of not only fuelling growth in an uncertain market but also tempering its volatility.

Financial Markets Segment Activities

Institutional and corporate financing

Corporate and investment banking

Mandate

Offer private and public corporations a comprehensive range of banking services, merger and acquisition advisory services and debt and equity financing.

Positioning

- Ranked among the top players in Canada
- Main business bank of corporations and governments in Quebec
- High participation rate in syndicates for new share issues in 2005

Fixed-income securities

Mandate

Manage and distribute new issues and actively participate in Canada's secondary bond and money markets through offices in Montreal, Toronto, Vancouver, New York and London.

Positioning

- One of the key players in Canada
- Ranked first for municipal bonds according to the Bank of Canada
- Ranked third for provincial bonds

Institutional equities

Mandate

Distribute new issues and actively participate in the secondary equities market for institutional investors.

Positioning

- Recognized for the quality of its sales and trading teams

Market maker

Mandate

Participate directly and actively in the secondary equities and derivatives market on Canadian exchanges.

Positioning

- Largest market maker in Canada (specialty)
- Largest trader on the Montréal Exchange derivatives market

Research

Mandate

Track changes in markets, industries and businesses with a view to formulating investment strategies, supporting income producers and informing investors.

Positioning

- Ranked among the best teams in Canada for the quality of its research and investment ideas in the Brendan Wood International survey:
  - First for the quality of its investment ideas
  - Second for the quality of its research
  - 14 analysts ranked among the top four in their respective industries

Treasury activities

Currency operations

Mandate

Trade on the currency markets on behalf of clients and the Bank.

Positioning

- Strong focus on Quebec corporate clients
- One of the dominant players on the currency options market

Financing for the Bank

Mandate

Ensure the Bank's liquidity position and obtain diversified, fluid, low-cost financing for the Bank's operations in capital markets and with other banks.

Positioning

- Offices in London and New York
- Business dealings with 50 to 100 of the largest international banks on a daily basis

Asset/liability matching

Mandate

Manage the interest rate and liquidity risks inherent to personal and commercial banking operations.

Positioning

- Among the best practices in Canada

Portfolio management

Mandate

Manage the Bank's investments in equity and fixed-income portfolios as well as alternative management, high yield bond, private equity, venture capital and other specialized portfolios.

Positioning

- One of Canada's pioneers in alternative management on its own behalf and for Bank clients
- Highly profitable venture capital operation
- Use of outside managers in order to diversify management styles and stabilize returns

Equity derivatives

Mandate

Participate in the equity and index derivative and structured products market.

Positioning

- One of the most complete and diversified teams in Canada
- Especially strong in structured products

Other activities

Mandate

Play a significant role in financial markets by carrying out a wide range of specialized activities.

Positioning

- Credit and commodity (energy and forest products) derivatives, fund manager financing, etc.
- Clearly defined, tightly controlled and solidly diversified risk taking

Other

The "Other" heading presents data on securitization operations, certain non-recurring items such as investment revaluations and the unallocated portion of centralized services. It includes revenues and expenses that are not allocated to any one specific segment. Net interest income was negative because it included interest paid to third parties on securitization operations, whereas a gain at the time of the transaction and subsequent management fees were recorded as other income.

Segment results – Other

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2005	2004
Net interest income	**(194)**	(177)
Other income	**200**	138
Total revenues	**6**	(39)
Operating expenses	**31**	46
Contribution	**(25)**	(85)
Provision for credit losses	**(92)**	(102)
Income before income taxes	**67**	17
Income taxes	**9**	5
Non-controlling interest	**21**	24
Net income (loss)	**37**	(12)
Average assets	**(5,745)**	(5,040)

(1) See *"Financial Reporting Method" on page 8.*

For fiscal 2005, net income for the "Other" heading was $37 million as against a net loss of $12 million in 2004. The variance is mainly attributable to the $37 million gain ($25 million net of income taxes) on the disposal of investments in South American financial institutions. In addition, the Bank reversed $42 million from the general allowance for credit risk in 2005, compared to $55 million in 2004, which reduced net income in the "Other" heading by $9 million, net of income taxes. Securitization operations account for the remainder of the variance.

Financial Analysis Analysis of Consolidated Income

Total Revenues

Total revenues for fiscal 2005 on a taxable equivalent basis(1) amounted to $3,853 million, up $200 million or 5%. As in fiscal 2004, other income accounted for approximately 60% of total revenues.

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2005	2004	Change %
Net interest income			
Personal and Commercial	**1,302**	1,251	4
Wealth Management	**101**	94	7
Financial Markets	**318**	256	24
Other	**(194)**	(177)	(10)
	1,527	1,424	7
Other income	**2,326**	2,229	4
Total revenues	**3,853**	3,653	5
Other income as a % of total revenues	**60%**	61%	
Average assets	**90,902**	78,672	
Spread	**1.68%**	1.81%	

(1) See *"Financial Reporting Method" on page 8.*

Net interest income

For fiscal 2005, net interest income on a taxable equivalent basis(1) totaled $1,527 million, an increase of $103 million or 7% over 2004. The Personal and Commercial segment recorded net interest income of $1,302 million, a 4% increase. Three quarters of this growth came from the Personal subsegment, primarily driven by the $3 billion or almost 12% increase in average loans, mainly consumer loans, but also mortgage loans and credit card advances. This growth in loan volume, which was due to increased consumer spending, was offset by a narrowing of the Personal subsegment spread, which was 2.89% in 2005 compared to 3.09% in 2004. The narrowing of the spread was mainly the result of low interest rates, which had the greatest impact on transaction deposits. The remainder of the increase in net interest income for the segment came from the approximately $400 million growth in average commercial loans in 2005. The commercial loan spread, however, remained stable. After a period of uncertainty that compressed credit demand, businesses began once again to take out bank loans towards the end of the second quarter of 2005. For the Financial Markets segment, net interest income was up $62 million, or 24%. This increase was related to trading activities and must be included with the trading revenues presented as other income.

Other income

Other income for fiscal 2005 on a taxable equivalent basis(1) was $2,326 million, up 4% over the previous year. There was strong growth in trust service and mutual fund revenues and a significant rise in financial market fees, but these were offset by a decline in gains on investment account securities.

Financial market fees climbed $49 million or 8% to $682 million, representing close to 30% of other income in 2005, roughly the same proportion as in 2004. More active trading by individual investors accounted for almost 60% of this growth. The balance was generated by transactions with institutional clients in the Financial Markets segment, despite a decrease in fees from corporate financing arrangements compared to 2004, when the Bank was involved in a number of major transactions.

Year ended October 31
(taxable equivalent basis)(1)
(millions of dollars)

	2005	2004	Change %
Financial market fees	**682**	633	8
Trading revenues	**251**	234	7
Gains on investment account securities	**92**	102	(10)
Insurance revenues	**102**	90	13
Lending and deposit fees	**470**	482	(2)
Securitization revenues	**195**	180	8
Trust services and mutual funds	**285**	244	17
Foreign exchange revenues	**76**	72	6
Other	**173**	192	(10)
Other income	**2,326**	2,229	4
Trading revenues			
Net interest income	**107**	37	
Other income	**251**	234	
	358	271	32

(1) See "Financial Reporting Method" on page 8.

Taking into account the portion recorded as net interest income, trading revenues amounted to $358 million, up $87 million over fiscal 2004. The increase is chiefly due to stock trading. However, the Bank realized fewer gains on investment account securities than in 2004. These gains represented $92 million in 2005, compared to $102 million in 2004.

Lending fees, card service revenues and deposit service charges declined from $482 million in 2004 to $470 million in 2005. At $63 million, card service revenues were up $14 million or 29%, fuelled by increased consumer spending. Lending fees, however, were down $23 million because in 2004 this item included $25 million attributable to the change in accounting treatment of mortgage loan prepayment indemnities.

Insurance product marketing efforts bore fruit in 2005, with insurance revenues rising 13% to $102 million for the year.

Securitization revenues were up $15 million, or 8%, to $195 million because of the additional securitization of credit card advances during the year.

The continued popularity of Private Investment Management and higher mutual fund volumes and market values were factors in the $41 million, or 17%, growth in trust service and mutual fund revenues, which amounted to $285 million in 2005.

Operating Expenses

Operating expenses for fiscal 2005 were $2,499 million, as against $2,388 million in 2004, an increase of $111 million or 5%. However, the efficiency ratio improved from 65.4% in 2004 to 64.9% for the year ended October 31, 2005.

Year ended October 31
(millions of dollars)

	2005	2004	Change %
Salaries and staff benefits	**1,451**	1,359	7
Occupancy costs, computers and equipment	**540**	534	1
Professional fees	**136**	118	15
Other expenses	**372**	377	(1)
Operating expenses	**2,499**	2,388	5
Efficiency ratio	**64.9%**	65.4%	

Compensation expense totaled $1,451 million for fiscal 2005, up 7% over the previous year, and accounted for 58% of total operating expenses, a level similar to 2004. The higher cost of staff benefits represented 17% of compensation growth versus 2004. Higher variable compensation at National Bank Financial, which was due to revenue growth in 2005, accounted for another 23%. The remainder of the increase in compensation expense, apart from regular salary increases, was due to incentive compensation given the Bank's excellent results in 2005, especially compared to the banking sector in general.

Occupancy costs, computers and equipment were $540 million for the year, a 1% increase versus the previous year. The $22 million, or 7%, rise in IT costs was largely offset by a $16 million reduction in occupancy costs, primarily due to the recording of an expense for vacant premises in 2004.

Professional fees were $136 million in 2005 compared to $118 million in 2004. This increase, like the one in IT costs, was generated by initiatives aimed at improving technology platforms, optimizing support operations and meeting regulatory requirements.

Other expenses, at $372 million, including communications, advertising, taxes and deposit insurance premiums, were down slightly from the $377 million recorded in 2004.

Provision for Credit Losses

During the year, the Bank reduced its provision for credit losses by more than 60%, to only $33 million, compared to $86 million in 2004. Given the consistent high quality of the Bank's loan portfolio, the general allowance for credit risk was reduced by $42 million in 2005, after a $55 million reduction in 2004. As at October 31, 2005, the general allowance stood at $308 million, which is more than one and a half times the historical average of annual credit losses incurred by the Bank.

Year ended October 31
(millions of dollars)

	2005	2004	Change %
Individuals	**46**	31	48
Commercial and real estate	**21**	58	(64)
Corporate	**8**	52	(85)
Specific provisions for credit losses	**75**	141	(47)
General allowance for credit risk	**(42)**	(55)	24
Provision for credit losses	**33**	86	(62)
Specific allowances as a % of average loans and acceptances	**0.16%**	0.34%	

The specific provisions for credit losses were reduced by 47% to $75 million for fiscal 2005, versus $141 million for the 2004 fiscal year. Only losses on loans to individuals were up. In 2005, the Bank took $46 million of provisions related to loans to individuals, compared to $31 million the previous year, for a 48% increase. This increase can be explained by the abnormally low level of losses for this segment in 2004 and by the significant growth in loan volumes with individuals in recent years, which naturally translated into higher losses. Commercial and real estate credit losses were only $21 million for the year, a drop of 64% from 2004. For several years, businesses had been cautious about borrowing because of the appreciation of the Canadian dollar and economic and political uncertainty, which had an impact on the level of credit losses for this segment. Finally, corporate credit losses shrank from $52 million in 2004 to only $8 million in 2005. The substantial decline in the corporate loan portfolio in recent years and the ability of corporations to directly access capital markets have reduced credit risk in this segment. Overall, the specific provisions for credit losses in 2005 represented only 0.16% of average loans and acceptances in 2005, as against 0.34% in 2004.

Income Taxes

Note 15 to the consolidated financial statements on page 104 details the Bank's income taxes. For fiscal 2005, income taxes were $291 million, for an effective tax rate of 25%, compared to income taxes of $318 million, for an effective tax rate of 30%, for fiscal 2004. Apart from tax reductions in certain jurisdictions and changes in revenue sources, the effective tax rate was also lower in 2005 because of tax-advantaged transactions on financial markets.

Analysis of Fourth-Quarter Consolidated Income

For the fourth quarter ended October 31, 2005, the Bank reported net income of $207 million, compared to $192 million for the corresponding quarter of 2004, for an increase of 8%. Earnings per share stood at $1.22, up 10% from $1.11 per share for the fourth quarter of 2004. Return on common shareholders' equity was 19.4% for the fourth quarter of 2005, compared to 19.7% for the corresponding period of 2004.

Total revenues on a taxable equivalent basis[1] were $966 million for the quarter, up 4% from $931 million for the year-earlier period. Of this $35 million increase, $20 million was attributable to the Personal and Commercial segment, primarily due to the $3.9 billion, or 9.6%, growth in loans and acceptances. Revenues for the quarter at Wealth Management rose 14.4%, or $26 million, from the fourth quarter of 2004. Lastly, a decline in the gains on securities explained most of the $10 million decrease in revenues at Financial Markets compared to the fourth quarter of 2004.

Operating expenses for the fourth quarter of 2005 were $646 million, up $23 million or 3.7%, compared to $623 million for the corresponding quarter of 2004. The increase was primarily attributable to compensation, due to staff benefits and incentive compensation as a result of the Bank's excellent results compared to the banking industry as a whole.

For the fourth quarter of 2005, the Bank recorded specific provisions for credit losses of $25 million, which were offset by the $25 million reversal of the general allowance for credit risk. For the corresponding quarter of 2004, an $8 million recovery of credit losses had been recorded due to the $35 million reversal of the general allowance.

(1) See *"Financial Reporting Method" on page 8.*

Analysis of Consolidated Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

Year ended October 31 *(millions of dollars)*	**2005**	2004
Cash flows from:		
Operating activities	**(5,604)**	282
Financing activities	**17,818**	2,587
Investing activities	**(11,271)**	(4,262)
Increase (decrease) in cash and cash equivalents	**943**	(1,393)
Cash and cash equivalents at beginning	**5,333**	6,726
Cash and cash equivalents at end	**6,276**	5,333

Cash and cash equivalents were up $0.9 billion for the 2005 fiscal year, after having decreased $1.4 billion in the preceding year. As at October 31, 2005, cash and cash equivalents totaled $6.3 billion versus $5.3 billion at the end of the previous fiscal year.

The increase in trading account securities explains most of the $5.6 billion required for operating activities in fiscal 2005. In the previous fiscal year, operating activities generated $282 million.

Cash flows from financing activities represented cash inflows of $17.8 billion in 2005, whereas in 2004 they were up $2.6 billion. The increase in 2005 was essentially due to higher deposits ($8.5 billion), securities sold short ($5.3 billion) and securities sold under reverse repurchase agreements ($4.7 billion). In 2004, funds were generated mainly from the increase in deposits and securities sold short.

Lastly, investing activities required $11.3 billion in cash flows in 2005, primarily due to the increase in loans and deposits with other financial institutions given as collateral. For 2004, investing activities required $4.3 billion, chiefly to finance new loans.

Analysis of Consolidated Balance Sheet

The Bank's total assets stood at $107.6 billion as at October 31, 2005, compared to $88.5 billion as at year-end 2004, for an increase of 22%.

As at October 31 *(billions of dollars)*	**2005**	2004	Change %
Assets			
Cash and deposits with financial institutions	**10.3**	5.8	78
Securities	**40.1**	32.5	23
Loans	**47.1**	41.5	13
Acceptances	**3.2**	3.1	3
Other assets	**6.9**	5.6	19
	107.6	88.5	22
Liabilities and shareholders' equity			
Deposits	**62.0**	53.4	16
Acceptances	**3.2**	3.1	3
Other liabilities	**36.2**	26.0	39
Subordinated debentures	**1.1**	1.4	(21)
Non-controlling interest	**0.5**	0.4	25
Shareholders' equity	**4.6**	4.2	10
	107.6	88.5	22

Cash and Deposits with Financial Institutions

Deposits with financial institutions totaled $10.1 billion as at October 31, 2005, compared to $5.3 billion a year earlier, up 91%. This significant increase stems from the requirement, for certain transactions, to deposit cash as collateral for payment at maturity. A description of the Bank's liquidity management practices is presented on page 63 of the Annual Report.

Securities

Securities amounted to $40.1 billion as at October 31, 2005, or 37% of total assets, for a year-over-year increase of $7.6 billion, or 23%. Investment account securities, i.e., those generally held long term, totaled $6.9 billion as at October 31, 2005, down $577 million, or nearly 1%, since the previous fiscal year-end. Trading account securities advanced by $5.6 billion, or 27%, over the previous year. In 2005, there were numerous opportunities for the Bank to diversify its trading activities in order to capitalize on the potential of specialized niches. The Bank's market risk management policies are described on page 61 of the Annual Report. Finally, securities purchased under reverse repurchase agreements stood at $7 billion as at October 31, 2005, up $2.5 billion.

Loans and Acceptances

Accounting for almost half of total assets, loans and acceptances were up $5.7 billion, or 13%, to $50.3 billion as at October 31, 2005.

The residential real estate market turned in another good performance in 2005, especially in the primary market served by the Bank, which led to an increase of over $1 billion, or 6%, in mortgage loans. As at October 31, 2005, mortgage loans, including securitized loans, amounted to $20 billion, versus $18.9 billion a year earlier.

Personal loans and credit card receivables totaled $9.8 billion at the end of fiscal 2005, compared to $7.8 billion at year-end 2004, an increase of 26%. Credit card receivables, at $1.8 billion before securitization, were up 6% over October 31, 2004, and consumer loans, at $9.4 billion before securitization, were ahead 24% from the previous year. This strong growth was partially due to the volumes generated by the various partnership agreements recently entered into by the Bank, as well as to guaranteed lines of credit. As at October 31, 2005 and 2004, the Bank had securitized $1.4 billion of personal loans and credit card receivables.

Totaling $24.8 billion as at October 31, 2005, loans and acceptances for businesses and government were comprised of $15.1 billion of loans to small and medium-sized businesses and $3.2 billion of corporate financing. The balance comes from advances and amounts in settlement at National Bank Financial. During the first half of fiscal 2005, small and medium-sized businesses began taking out bank loans again. As at October 31, 2005, commercial loans outstanding were up by almost $800 million, or 5.5%, from the beginning of the year. Corporate loans and acceptances increased by 10% over October 31, 2004 to approximately $3.2 billion. Table 11 on page 73 presents, among other things, commercial loans by industry type. The proportion of residential mortgage loans went from 36.4% in 2004 to 33.3% in 2005, while loans to individuals accounted for 20.2% of total loans, compared to 18.4% in 2004. These changes are largely the result of the popularity of mortgage lines of credit over traditional home mortgage loans. As for commercial loans, the manufacturing sector's share of the portfolio fell from 5.9% of loans outstanding in 2004 to 4.7% in 2005. The services sector, on the other hand, represented 13.3% of loans as at October 31, 2005, compared to 11.4% in 2004.

Net impaired loans

Net of specific and general allowances, impaired loans were negative $191 million as at October 31, 2005 compared to a negative balance of $190 million as at October 31, 2004. The drop in impaired loans was cancelled out by the reduction in the general allowance for credit risk, which was attributable to the consistent high quality of the loan portfolio.

As at October 31 *(millions of dollars)*	**2005**	2004	Change %
Individuals	**25**	16	56
Commercial and real estate	**63**	93	(32)
Corporate	**29**	51	(43)
Net impaired loans	**117**	160	(27)
General allowance	**(308)**	(350)	12
Impaired loans, net of specific and general allowances	**(191)**	(190)	-

Gross impaired loans totaled $260 million as at October 31, 2005, versus $388 million as at October 31, 2004, a decrease of $128 million or 33%. These loans represented 7% of adjusted tangible capital and allowances, compared to 11% a year earlier. Net of specific allowances, impaired loans were down 27% year over year to $117 million.

Net impaired corporate loans experienced the steepest drop, falling by 43% to $29 million as at October 31, 2005. While corporate loans outstanding increased during fiscal 2005, the total amount was well below past commitments. Net impaired commercial and real estate loans were down $30 million, which is one third less than at the end of the previous year. The decline in impaired loans throughout the year is indicative of both the good financial health of businesses in 2005 and active credit management by the Bank.

Impaired loans to individuals were up $9 million in 2005 to total $25 million as at October 31. Although the increase seems significant, the balance is still modest considering the proportion of loans to individuals on the Bank's balance sheet and the growth in these loans in recent years.

A detailed description of the Bank's risk management practices is presented on page 57 of the Annual Report.

Other Assets

As at October 31, 2005, other assets amounted to $6.9 billion, compared to $5.6 billion as at the corresponding date in 2004. This heading includes the fair value of trading derivatives, premises and equipment, goodwill, intangible assets, and brokers' client accounts. The variation in this last item accounts for most of the increase in other assets.

Deposits

Deposits, which totaled $62.0 billion as at October 31, 2005, were up 16% over the previous year. Personal deposits, at $26.4 billion, as presented in Table 7 on page 71 of the Annual Report, represented 43% of total deposits, for an increase of $2.4 billion or 4%. The increase is mainly due to the high-yield deposit account offered by Altamira following the improvements made to this product. A breakdown of personal savings is presented on page 47 of the Annual Report.

Commercial deposits rose 16% from October 31, 2004 to total $16.8 billion. In 2005, the Bank deployed additional resources to better serve its non-borrowing commercial clients. Purchased funds, which sustain the growth in credit activity, increased $3.8 billion to total $8.8 billion as at October 31, 2005.

Other Liabilities

Comprised mainly of obligations related to securities sold short and securities sold under repurchase agreements, other liabilities climbed $10.2 billion from October 31, 2004 to $36.2 billion as at October 31, 2005. Changes in this heading are attributable to trading activities.

Subordinated Debentures and Non-Controlling Interest

Subordinated debentures were down $306 million from October 31, 2004 to $1.1 billion at the end of fiscal 2004. The principal reason for this change was the conversion of a US $250 million debenture into senior debt at the end of October 2005.

Non-controlling interest is composed primarily of US $300 million (CDN $355 million) of preferred shares issued by a wholly owned subsidiary of the Bank. The balance stems from the consolidation of certain mutual funds in accordance with the accounting standards applicable to variable interest entities.

Shareholders' Equity

As at October 31, 2005, shareholders' equity totaled $4.6 billion, versus $4.2 billion as at October 31, 2004. The Consolidated Statement of Changes in Shareholders' Equity, which appears on page 80 of the Annual Report, details the components of shareholders' equity.

On March 15, 2005, the Bank issued 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares, Series 16, in order to take advantage of the prevailing market conditions, which allowed the Bank to issue the shares at a rate considerably lower than the 6.15% fixed rate that would likely have been the rate at which dividends would have been paid, after August 15, 2005, on the 7,000,000 Non-Cumulative First Preferred Shares, Series 13. On August 15, 2005, the Bank redeemed the Non-Cumulative Fixed Rate First Preferred Shares, Series 13 for a total amount of $175 million.

During fiscal 2005, the Bank repurchased 4.2 million of its common shares for an amount of $224 million under a normal course issuer bid to repurchase up to 8.4 million shares, which commenced on January 13, 2005.

As at October 31, 2005, the Bank had 165.3 million common shares outstanding, compared to 167.4 million a year earlier. In addition, two series of preferred shares were trading: 8 million Series 15 shares with a par value of $200 million and 8 million Series 16 shares with a par value of $200 million.

Regulatory capital

The Tier 1 and total regulatory capital ratios calculated according to the standards of the Bank for International Settlements and the Superintendent of Financial Institutions Canada were 9.6% and 12.8%, respectively, as at October 31, 2005 and taking into consideration the issuance of $500 million of subordinated debentures on November 2, 2005. These ratios were, respectively, 9.6% and 13.0% as at October 31, 2004. Risk-weighted assets increased by $5.4 billion during the year. Approximately 80% of the increase was attributable to growth in balance sheet assets and credit commitments due to a resurgence in demand for credit. The remainder can be traced to market risk components. Furthermore, Tier 1 capital amounted to $4.4 billion, an increase of approximately $500 million, mainly because of available net income for the year, net of dividends on common and preferred shares. Total capital, at $6.4 billion, includes the issuance of a $500 million subordinated debenture on November 2, 2005.

Capital management standards and procedures are explained in more detail on page 56 of the Annual Report.

Related party transactions

The Bank grants loans to its directors and officers under various conditions. The balance of loans granted were as follows:

As at August 31
(millions of dollars)

	2005	2004
Mortgage loans	**2**	3
Other loans	**61**	71

Since January 1, 2003, loans to eligible officers have been granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the market rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Loans granted to officers before January 1, 2003 are administered according to the conditions previously in effect, for a transitional period ending December 31, 2005. These conditions are as follows: loans to directors are granted under market conditions for similar risks; residential mortgage loans to officers are granted at the market rate divided by 3 for the first $50,000 and at the lower of the market rate divided by 3 and the market rate less 5% for the remainder; and other loans granted to officers, mainly personal lines of credit, bear interest at the prime rate divided by 2 for the first $10,000 to $20,000 and at the lower of prime less 3% and prime divided by 2 for the remainder, to an aggregate maximum of 50% of the officer's annual salary.

Contractual obligations

As at October 31, 2005
(millions of dollars)

	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term financing	644	1,308	1,523	–	3,475
Subordinated debentures	–	–	–	1,102	1,102
Obligations under operating leases	109	192	160	410	871
Purchase obligations	189	356	326	230	1,101
Total	942	1,856	2,009	1,742	6,549

Analysis of Off-Balance Sheet Items and Arrangements

In addition to the assets and liabilities that appear on the balance sheet, the Bank manages assets for its clients that are not recorded on the balance sheet. These off-balance sheet items include derivatives and other instruments used to manage risk and make efficient use of capital.

Assets Under Administration and Assets Under Management

Table 10 on page 72 of the Annual Report shows assets under administration and management. As at October 31, 2005, total assets under administration and management amounted to $221 billion, for a one-year increase of $40 billion or 22%.

Client assets administered or managed by National Bank Trust posted the largest gains, accounting for $26 billion of the $40 billion growth. Assets administered or managed by National Bank Financial rose $9 billion, or 11%, while assets managed by Natcan Investment Management were up $3 billion, or 10%. Improved performance by stock markets and sales efforts, notably in Private Investment Management, helped fuel the increase in assets under administration or management.

At the end of fiscal 2005, personal savings administered by the Bank were up $8 billion to $89.6 billion. The assets of National Bank Financial clients accounted for almost half of these savings, and bank deposits for 30%.

As at October 31
(billions of dollars)

	2005	2004	Change %
Deposits	**26.4**	24.0	1
Full-service brokerage	**42.1**	38.9	8
Mutual funds	**9.6**	8.7	10
Direct brokerage	**7.4**	6.7	10
Other	**4.1**	2.9	41
Total personal savings	**89.6**	81.2	10

In monetary terms, the strongest gains were in savings administered by National Bank Financial, which were ahead $3 billion, or 8%, accounting for close to 40% of the total growth in personal savings. Successful mutual fund sales efforts resulted in 10% growth for a total of $10 billion in assets under administration. The $1.1 billion increase in savings at Private Investment Management explains most of the 41% rise in the "Other" heading.

Special Purpose Entities

The Bank uses special purpose entities principally to securitize financial assets in order to obtain funding, reduce credit risk and manage capital. From time to time, the Bank acts as an intermediary for clients who want to use special purpose entities to securitize their financial assets.

National Bank's securitization programs

Securitization involves selling receivables to a trust, which funds the purchase by issuing term bonds or commercial paper. Sales of receivables are most often accompanied by a credit enhancement, so that the bonds or commercial paper benefit from higher credit ratings. This enhancement takes the form of first loss protection at the expense of the party selling the receivables, and second loss protection assumed by a third party. First loss protection is usually composed of two elements: the excess interest, i.e., the difference between the interest received on the receivables and the interest due to investors plus expenses related to the securitization program in question, and an escrow account deposit. Second loss protection may be assumed directly by a loan guarantor or indirectly by a subordinate class.

Securitization programs often feature interest exchange agreements and liquidity guarantee arrangements in order to guarantee interest payments and payment of principal to investors. It should be noted that in Canada, liquidity guarantees, which are always an integral part of commercial paper programs, do not offer protection against credit risk for the underlying receivables; these liquidity guarantees can be invoked only if, following a disruption of financial markets, the trust that issued the commercial paper cannot meet principal maturities through new commercial paper issues. The seller of the receivables is frequently also the servicer.

Securitization of National Bank financial assets

National Bank has set up various securitization programs for its own assets, three of which were in effect throughout fiscal 2005: Canadian Credit Card Trust, VISION Trust and DPL Trust. These trusts are qualifying special purpose entities under Accounting Guideline No. 12 "Transfers of Receivables" (AcG-12) of the Canadian Institute of Chartered Accountants (CICA) and are thus expressly exempt from consolidation under CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15), which has applied to the Bank since November 1, 2004. The Bank also participates in two CMHC securitization programs: NHA Mortgage-Backed Securities and Canada Mortgage Bonds. These programs are tools for managing liquidity, capital and risk.

In all the securitization programs for its own assets, the Bank acts as the servicer of the receivables sold and, if necessary, also provides first loss protection. Furthermore, it administers the securitization programs and ensures that all related procedures are stringently followed and that investors are paid according to the provisions of these programs. Depending on the program, the Bank may also be asked to act as counterparty in interest exchange agreements and liquidity guarantee arrangements.

A detailed description of the asset securitization programs of National Bank is given below.

Securitization of credit card receivables

As at October 31, 2005, National Bank had sold to Canadian Credit Card Trust (CCCT) a credit card receivables portfolio representing $1.5 billion of receivables outstanding, of which $1.2 billion was financed by the issue of certificates sold to third parties and $0.3 billion through the participation of the Bank.

In March 2005, Series 1998-1 totaling $500 million was repaid and, in April, the Bank issued two new series: Series 2005-1, with a five-year term for $450 million, and Series 2005-2, with a seven-year term for $350 million.

The Bank provides first loss protection, which is composed of two elements: the excess interest and, if applicable, an escrow account deposit, which is currently 0.5% of the amount of Series 2002-1, i.e., $2 million. For Series 2002-1, second loss protection takes the form of a guarantee offered by a third party and corresponds to 5% of the amount of the certificates, or $20 million. Furthermore, second loss protection for Series 2005-1 and Series 2005-2 is provided by certificates subordinated to the senior notes, representing 5.5% of the amount of the senior notes. This securitization program does not feature interest exchange agreements or liquidity guarantee arrangements.

Securitization of uninsured mortgage loans on residential properties with five or more units

The Bank has securitized a portfolio of uninsured mortgage loans on residential properties with five or more units. This commercial paper program, VISION Trust, represented outstandings of $186 million as at October 31, 2005. First loss protection, provided by the Bank, consists of the excess interest (1.05% of commercial paper outstanding) and an escrow account deposit (2% of the initial amount). Second loss protection is provided by a subordinated class, in the amount of $18 million, sold to third parties.

This program features a liquidity guarantee arrangement and an interest exchange agreement for which the Bank assumes 100% of the inherent risks.

Securitization of consumer loans

National Bank has set up two securitization programs for its consumer loans of which only one, DPL Trust, was still in existence as at October 31, 2005. Of the three initial series, two were still in effect as at October 31, 2005, as Series 2002-1 expired in July 2005. The certificates issued by DPL Trust are backed by a portfolio of direct consumer loans and, occasionally, by other receivables, primarily NHA mortgage-backed securities. Each senior note in a given series is linked to a subordinated junior note representing 3% of the amount of these notes. The excess interest and the collateral account represent 3% and 6%, respectively, of the total amount of a given series. An interest exchange agreement assumed by the Bank completes the program.

NHA Mortgage-Backed Securities and Canada Mortgage Bond programs

The Bank participates in the NHA Mortgage-Backed Securities (NHA-MBS) Program and, since its inception in June 2001, has participated in the Canada Mortgage Bond (CMB) Program. Under the latter, lenders sell NHA securities to Canada Housing Trust (CHT), which finances the purchase through the issue of mortgage bonds guaranteed by CMHC. Moreover, these mortgage bonds feature an interest exchange agreement under which a CMHC-certified counterparty pays CHT the interest due to investors and receives the interest on the NHA securities.

As at October 31, 2005, the outstanding amount of NHA mortgage-backed securities issued by National Bank and sold to third parties was $4.2 billion. Furthermore, the Bank is a counterparty to the interest exchange agreements on the NHA securities sold to CHT, which are backed by mortgage loans granted by the Bank.

The NHA-MBS Program and the CMB Program do not use liquidity guarantee arrangements. In accordance with the NHA-MBS Program, National Bank advances the funds required to cover late payments and, if necessary, obtains reimbursement from CMHC or Genworth Financial Canada, depending on which entity insured the loan in default.

Impact of securitization programs on regulatory capital ratios

Since NHA mortgages have a weighting factor of 0% and substantially all of the NHA securities issued by National Bank are backed by CMHC-insured mortgages, the sale of NHA mortgage-backed securities issued by the Bank has no significant impact on the Bank's risk-weighted assets and, consequently, on regulatory capital ratios. However, the CCCT, VISION Trust and DPL Trust programs have an impact on the Bank's capital ratios, since the underlying assets have a weighting factor of 100%.

Multi-seller special purpose entities (SPEs)

The Bank administers a multi-seller SPE that purchases financial assets from clients and finances these purchases through the issuance of commercial paper. Clients use this multi-seller SPE to diversify their sources of financing and reduce financing costs while continuing to manage the financial assets and providing some first loss protection. The Bank does not have any ownership interest in this SPE and, under AcG-15, is not required to consolidate it. The Bank acts as a financial agent and trustee and provides administrative and transaction structuring services to this SPE. The Bank does not provide any credit protection; it does, however, provide backstop liquidity facilities under the commercial paper program. Note 17 to the consolidated financial statements provides information on these backstop liquidity facilities. In order to meet the needs of investors, the Bank has concluded derivative contracts with this SPE, the fair value of which is presented on the Bank's Consolidated Balance Sheet. Total assets of the SPE were $1.2 billion as at October 31, 2005.

The Bank also acts as a financial agent and administrator for three other trusts. These trusts issue and sell to purchasers fixed/adjustable rate debt securities backed by mortgage-backed securities, asset-backed securities, structured financial securities, synthetic corporate exposures and other securities. The Bank does not have any ownership position in these trusts and is not required to consolidate them under AcG-15. The Bank concluded derivative contracts with some of these trusts, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of these trusts were $3.9 billion as at October 31, 2005.

Derivative Financial Instruments

The Bank offers various types of derivatives to accommodate the needs of its clients in managing their risk exposure and investment and trading activities. It also uses derivatives in its own risk management and trading activities.

All derivatives, except those held for non-trading purposes and which qualify for hedge accounting, are recorded on the Consolidated Balance Sheet at fair value. Although derivative transactions are calculated based on notional principal amounts because they serve as a reference for calculating payments, they are not presented on the Consolidated Balance Sheet and do not reflect the credit risk related to derivative financial instruments.

The notional principal amounts of the Bank's derivative products totaled $404 billion as at October 31, 2005, compared to $292 billion as at year-end 2004. The fair value of assets related to derivative financial instruments held for trading and non-trading purposes totaled $2,390 million and $263 million, compared to $2,735 million and $403 million respectively as at October 31, 2004, while the fair value of liabilities related to derivative financial instruments held for trading and non-trading purposes totaled $1,846 million and $150 million, compared to $2,386 million and $234 million respectively as at October 31, 2004. Changes in unrealized gains and losses on derivative financial instruments held for trading and non-trading purposes, which do not qualify for hedge accounting, are recognized in "Other income" on the Consolidated Statement of Income.

Note 1 and Note 18 to the consolidated financial statements, presented on page 85 and pages 108 to 112 respectively, provide additional details on the types of derivative products and their accounting basis.

Guarantees

In the normal course of business, the Bank enters into guarantee agreements that satisfy the definition in CICA Accounting Guideline No. 14 "Disclosure of Guarantees" (AcG-14). The principal types of guarantees are letters of guarantee, liquidity facilities under asset-backed commercial paper conduit programs further to securitization transactions, and certain derivative financial instruments, indemnification agreements and certain securities lending activities. Note 17 to the consolidated financial statements on pages 105 to 107 provides detailed information on these guarantees, including the amounts presented in the Consolidated Balance Sheet related to these activities and the maximum payments the Bank could be required to make under these commitments.

Credit-Related Agreements

In the normal course of business, the Bank enters into various off-balance sheet credit commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit the Bank could be obligated to extend if the commitments were fully drawn. Note 17 to the consolidated financial statements on pages 105 to 107 contains more information on these off-balance sheet credit instruments.

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the consolidated financial statements on pages 82 to 89 of this Annual Report. Certain of these accounting policies are considered critical because they are important to the presentation of the Bank's financial condition and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. Any change in these judgments and estimates could have a material impact on the consolidated financial statements of the Bank. Following are the Bank's critical accounting estimates.

Allowance for Credit Losses

The allowance for credit losses reflects management's best estimate, as at the balance sheet date, of probable credit losses related to on- and off-balance sheet financial instruments, primarily loans, deposits with other banks, loan substitute securities, derivative products, acceptances and other indirect credit commitments such as letters of credit and letters of guarantee. Management reviews portfolio credit quality on an ongoing basis to ensure that the amount of the allowance for credit losses is adequate. In assessing the adequacy of the amount of the allowance for credit losses, management must use its judgment in establishing reasonable assumptions and subjective and significant estimates concerning the probability of default, probable losses in the event of default, the amount at risk in the event of default, the amount and dates of future cash flows, the value of the underlying collateral, and realization costs. Any changes in these estimates and assumptions, as well as the use of different, but equally reasonable, estimates and assumptions, may have an impact on the allowance for credit losses and, consequently, on the provision for credit losses for the year.

A detailed description of the methods used to calculate the allowance for credit losses can be found in Note 1 to the consolidated financial statements on page 83 and under "Assessing credit risk" in the "Credit Risk Management" section of this report on pages 59 to 61.

All operating segments, except Wealth Management, are affected by this critical accounting estimate.

Fair Value of Financial Instruments

The Bank records at fair value trading securities and derivative financial instruments other than those held for non-trading purposes and which qualify for hedge accounting. Any change in fair value is recognized in income under "Trading revenues" in the Consolidated Statement of Income. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between willing parties who are under no compulsion to act, based on quoted market prices. If quoted market prices are not available, fair value is determined using estimates. The valuation techniques used to make these estimates incorporate current market prices, the contractual prices of the underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take market, model and credit risks into account, as well as the related costs. Because of the role of judgment in estimating fair value amounts, fair values are not necessarily comparable between financial institutions and may not be indicative of net realizable value. Additional information on the determination of fair value is presented in Note 18 and Note 21 to the consolidated financial statements on pages 108 and 114.

Several items in the Consolidated Balance Sheet are affected by this critical accounting estimate: "Securities – Trading account," "Obligations related to securities sold short" and "Fair value of trading derivative financial instruments." Furthermore, this estimate affects the item "Trading revenues" in the Financial Markets segment in the Consolidated Statement of Income.

Valuation of Investment Account Securities

Under Canadian GAAP, investment account equity securities are recorded at acquisition cost if the Bank does not have a significant influence, while debt securities are stated at unamortized acquisition cost. When there is an other-than-temporary impairment in an investment security, the carrying value of the security must be written down to net realizable value. Determining whether or not there has been an other-than-temporary impairment and establishing the net realizable value require judgment and estimates. Management examines the value of investment account securities on an ongoing basis in order to determine whether there has been an other-than-temporary impairment in any of the securities. This examination entails analyzing the facts specific to each investment and assessing expected future returns on the securities.

As part of this exercise, management assesses a variety of factors that could be indicative of an other-than-temporary impairment such as the market value of the security being less than its carrying value for a prolonged period, substantial losses by the investee in the prior year or previous few years, continued losses by the investee for the previous few years, a suspension of trading for the security, liquidity and going concern problems of the investee, and fair value being less than carrying value. When management determines that there has been an other-than-temporary impairment, it must form a judgment as to the estimated net realizable value of the security.

Any change in judgment used to identify securities that have experienced an other-than-temporary impairment and in the estimate of the realizable value could have an impact on the amount of losses recognized.

"Securities – Investment account" in the Consolidated Balance Sheet is affected by this accounting estimate. "Gains on investment account securities, net" in the Consolidated Statement of Income could be affected.

Securitization

Securitization is a process by which the Bank sells receivables to a trust which funds the purchase by issuing term bonds or commercial paper to investors.

Securitization operations are recorded as sales when the Bank surrenders control over the receivables sold and receives a consideration other than a beneficial interest in these assets. Additional details on the Bank's securitization operations can be found in Note 3 to the consolidated financial statements on page 89 of the Annual Report and in the section on "Special Purpose Entities" on page 47.

To calculate the gain or loss on securitization operations, the previous carrying value must be allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Since quoted market prices are not available for retained interests, the Bank estimates fair value based on the discounted value of estimated cash flows. The Bank therefore must use estimates and assumptions mainly for expected credit losses, prepayment rates, discount rates and the excess spread. The use of different estimates and assumptions could have a material impact on income. Note 3 to the consolidated financial statements presents a sensitivity analysis of the current fair value of the retained interests to immediate 10% and 20% adverse changes in key assumptions. The analysis shows that a 10% change in the spread for securitized guaranteed mortgage loans would result in a $12 million reduction in retained interests, while a 20% decrease would cause a $25 million reduction. The balance of retained interests for securitized guaranteed mortgage loans was $125 million as at October 31, 2005.

This critical accounting estimate has an impact on the item "Investment account" under "Securities" in the Consolidated Balance Sheet and on the item "Securitization revenues" under the heading "Other" in the Consolidated Statement of Income for all business segments.

Goodwill and Intangible Assets

Under Canadian GAAP, goodwill and other intangible assets with indefinite lives are tested periodically for impairment to ensure that their fair value remains greater than or equal to their carrying value. The fair value of goodwill and intangible assets with indefinite lives is obtained using valuation models. These models take a number of factors into account, such as projected future cash flows and discount rates. The use of different estimates and assumptions in applying the impairment tests for goodwill and intangible assets with indefinite lives could have a material impact on income.

The items "Goodwill" and "Intangible assets" in the Consolidated Balance Sheet are affected by this critical accounting estimate.

Any aggregate impairment loss would be recognized as operating expenses for the segment concerned and presented under the item "Other."

Note 8 to the consolidated financial statements on page 94 presents additional information in this regard.

Pension Plans and Other Employee Future Benefits

The Bank's pension and other employee future benefit obligation as well as the related costs are based on actuarial valuations and management assumptions. The key assumptions used to calculate these amounts include the discount rates for pension benefit and other employee future benefit obligations, the long-term rate of return on plan assets, the rate of compensation increase, mortality rates, the rate of employee turnover and changes in the cost of healthcare benefits. The use of different assumptions could have a material impact on the accrued benefit asset (liability) presented in the Consolidated Balance Sheet under "Other assets" ("Other liabilities") and on pension plan and other employee future benefit expenses presented under "Salaries and staff benefits" in the Consolidated Statement of Income. All segments are affected by this critical accounting estimate.

The significant actuarial assumptions (weighted average) used by the Bank are shown in the table at the bottom of the page.

For measurement purposes, a 6.9% annual rate of increase (2004: 7.7%) in the per capita cost of covered healthcare benefits was assumed for 2005. The rate was assumed to decrease gradually to 5.9% for 2008 and remain at that level thereafter.

The following table shows the possible impact of changes in certain key weighted average assumptions used to measure the accrued pension benefit obligation and related expense.

Sensitivity of key assumptions in 2005

Pension benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	62	7
Impact of a 0.25% change in the assumption regarding the expected long-term rate of return on plan assets	–	4
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	13	3

Other benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	5	1
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	–	–
Impact of a 1.00% increase in the expected healthcare cost trend rate	16	3
Impact of a 1.00% decrease in the expected healthcare cost trend rate	(14)	(2)

Significant actuarial assumptions (weighted average)

	Pension benefit plans		Other benefit plans	
	2005	2004	**2005**	2004
	%	%	%	%
Accrued benefit obligation as of October 31				
Discount rate	**5.50**	6.25	**5.75**	6.50
Rate of compensation increase	**3.50**	4.00	**3.50**	4.00
Defined benefit expense for years ended October 31				
Discount rate	**6.25**	6.75	**6.50**	6.75
Expected long-term rate of return on plan assets	**7.25**	7.50	**–**	–
Rate of compensation increase	**4.00**	4.00	**4.00**	4.00

The sensitivity analysis presented in the table on the previous page should be used with caution as the changes are hypothetical and the changes in each key assumption may not be linear.

Additional information on the Bank's pension plans and other employee future benefits can be found in Note 12 to the consolidated financial statements on pages 97 to 99.

Income Taxes

The Bank formulates assumptions to estimate income tax expense as well as future income tax assets and liabilities. This process includes estimating the actual amount of income taxes payable and evaluating tax loss carry-forwards and temporary differences as a result of differences between the value of the items reported for accounting and for income tax purposes. Future income tax assets and liabilities, presented in the Consolidated Balance Sheet under "Other assets" and "Other liabilities," are calculated according to the tax rates to be applied in future periods. Previously recorded future income tax assets and liabilities must be adjusted when the expected date of the future event is revised based on current information. The Bank periodically evaluates future income tax assets to assess recoverability. In the Bank's opinion, based on current information, it is more likely than not that all future income tax assets will be realized prior to their expiration.

This critical accounting estimate affects the item "Income taxes" in the Consolidated Statement of Income for all business segments. For further information on income taxes, refer to Note 1 and Note 15 to the consolidated financial statements on pages 85 and 104.

Provision for Contingencies

In the normal course of business, the Bank is engaged in various legal proceedings, most of which are essentially related to lending activities and arise when the Bank takes measures to collect delinquent loans. In addition, motions for authorization to institute class action suits have been filed against various financial institutions, including the Bank, contesting, among other things, certain transaction fees. The subsidiary National Bank Financial is also engaged in various legal proceedings in the normal course of business. Most of these proceedings concern services to individual investors and may relate in particular to the suitability of investments. In the opinion of management, which bases its opinion on past experience, the related aggregate potential liability will not have a material impact on the Bank's financial position.

The item "Other liabilities" is affected by this critical accounting estimate.

Changes in Accounting Policies

Recent Accounting Standards Adopted

Variable interest entities

On November 1, 2004, the Bank adopted CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" to certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The impact of the application of this standard was an increase in "Premises and equipment" of $84 million, "Securities" of $48 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $44 million, and "Retained earnings" of $1 million. Prior period consolidated financial statements have not been restated for this Guideline.

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies" (AcG-18). Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. AcG-18 sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The Bank applied the provisions of the Guideline prospectively as of November 1, 2004 and its impact is negligible.

Recent Accounting Standards Pending Adoption

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges," and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be recorded in other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement, "Statement of Comprehensive Income," will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Financial Disclosure

Information Disclosure Controls and Procedures

The preparation of the Annual Report is supported by a set of disclosure controls and procedures under management's responsibility. In 2005, this control structure was reviewed and the effectiveness of its design and operation was evaluated.

This evaluation confirmed the effectiveness of the design and operation of disclosure controls and procedures as at October 31, 2005. The evaluation was conducted in accordance with the standards of a recognized control model adopted by the Bank (COSO) and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. The Bank's management can therefore provide reasonable assurance that material information relating to the Bank and its subsidiaries is reported to it on a timely basis so that it may provide investors with complete and reliable information.

Lastly, this Annual Report was reviewed by the Disclosure Committee, the Audit and Risk Management Committee and the Board of Directors, which approved it prior to its publication.

Internal Controls

In 2005, the Bank's Disclosure Committee continued monitoring activities related to the documentation and evaluation of the design of financial information disclosure controls and procedures. Technology specialists joined a 16-member team in order to complete this work, which will continue throughout fiscal 2006. As a result, the Bank will be able to comply with the new regulatory requirements provided in Multilateral Instrument 52-111, *Reporting on Internal Control over Financial Reporting*, within the prescribed time.

Organizational Structure of the Bank

Board of Directors

The Board of Directors supervises the management of the Bank. Its role is to safeguard the Bank's assets and ensure its viability, profitability and development. The Board is assisted in its role by three committees: the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee.

In particular, the Board examines the strategic planning process and approves the strategic plan in which the Bank defines its mission, vision, business objectives and strategy in light of the related risks and opportunities. Accordingly, it oversees the implementation of prudent and effective controls to assess and manage risk, reviews the Bank's business objectives and approves the strategies to achieve them, makes sure the necessary financial and human resources are in place and assesses management's performance. The Board also sets appropriate values and standards to ensure that the Bank meets its obligations to its shareholders, clients, employees and the general public.

Audit and Risk Management Committee of the Board of Directors

The Audit and Risk Management Committee assists the Board of Directors by reviewing financial statements, financial reporting processes, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness. In addition, it acts as an intermediary between the Board of Directors and the independent oversight functions: internal audit, external audit and compliance. It also oversees internal audit, financial analysis and compliance activities and conducts a detailed review of the Bank's risk management and control practices.

The Committee ensures that appropriate internal control policies and procedures are implemented and maintained and manages the external audit process. It also evaluates compliance of the Bank and its subsidiaries with applicable regulations and reviews any attestations and reports that may be required by regulatory authorities and which fall under its responsibility.

Conduct Review and Corporate Governance Committee of the Board of Directors

The Conduct Review and Corporate Governance Committee assists the Board of Directors by overseeing the implementation of corporate governance rules, procedures and policies. It ensures compliance with the rules of professional conduct and oversees the management and monitoring of transactions between related parties.

The Conduct Review and Corporate Governance Committee establishes and regularly reviews the mandate of each committee of the Board, the Board itself, the Chairman of the Board and the Chairs of the committees. It also periodically reviews the report on corporate governance submitted to shareholders, the share ownership guidelines for directors, the criteria and procedures for the selection and succession of directors, conflicts of interest, the size and composition of the Board of Directors and its committees, and the policies regarding terms of office. The Committee establishes and oversees the process to assess the performance and effectiveness of the Board, committees and directors, and reviews the orientation and education programs for new directors.

The Committee ensures compliance with the Code of Professional Conduct and the existence of proper procedures for the disclosure of information to clients, and supervises the application of a review procedure for claims from clients who have acquired products or services in Canada.

Human Resources Committee of the Board of Directors

The Human Resources Committee assists the Board of Directors by reviewing and approving the Bank's human resources practices and policies.

The Committee annually reviews the Bank's salary policy, the total compensation program and distribution method, as well as other employment conditions. It ensures that there is a human resources management program in place that includes, among other things, a recruiting process and a succession plan, the allocation of decision-making authority, the separation of incompatible functional responsibilities, an employee communications program and effective employee supervision.

The Committee annually evaluates the performance of the President and Chief Executive Officer and reviews the performance of executive officers as well as the prudence they demonstrated in managing the Bank's activities and the risks to which the Bank is exposed. It evaluates the profiles of directors, competency requirements and the management succession plan of the Bank and its subsidiaries. Lastly, it reviews and approves the mandate of the Retirement Committee, annually receives and examines reports on the decisions of that committee, the financial situation, the returns on the pension plans and the performance of the pool fund.

Executive Committee

The Executive Committee, which consists of the President and Chief Executive Officer and the officers responsible for the Bank's major lines of business, defines the culture and philosophy of the Bank, approves and monitors the strategic initiatives of the Bank group as a whole, manages the succession process, and ensures a balance between employee engagement and client and shareholder satisfaction.

The Committee carries out its responsibilities as a team, thereby ensuring consistency as well as information and knowledge sharing among the Bank's business units.

Compliance

Regulatory framework

National Bank operates in a highly regulated industry. The diversity of its activities and its geographical reach in Canada and abroad add to this complexity, since its operations are overseen by various regulatory bodies and self-regulatory organizations.

Regulatory risk

Regulatory risk represents the possibility that the Bank is not in compliance with laws, rules, regulations, prescribed practices and ethical standards applicable to its international operations.

Regulatory risk is inherent to the Bank's daily activities and must be managed like all other risks. Failure to comply with certain regulatory requirements could have a negative impact on the Bank's reputation and result in penalties, sanctions and material financial losses.

Regulatory risk management and compliance

The Bank ensures sound regulatory risk management by using a proactive approach and emphasizing the integration of regulatory requirements in its daily operations as well as ongoing communication to remind its employees of the importance of complying with laws and regulations.

The implementation of an organization-wide regulatory risk management framework is entrusted to the Compliance Department, which is mandated to:

- Ensure that regulatory compliance policies and procedures are in place in all jurisdictions where the Bank carries on business
- Develop compliance training and information programs for Bank employees
- Oversee the Bank's compliance with policies and procedures
- Refer relevant compliance matters to the Bank's Board of Directors

The Compliance Department exercises Bank-wide oversight by relying on an organizational structure that includes functional links to the Bank's main operating segments.

The Bank's Compliance Department is an independent function. Its Vice-President enjoys direct access to the Chair of the Audit and Risk Management Committee as well as to the President and Chief Executive Officer. Under the powers entrusted to it, the Compliance Department can also communicate directly with the officers and directors of the Bank and its subsidiaries, obtain unrestricted access to files, reports, records and data, and require employees of all the entities in the National Bank group to provide the information deemed necessary for effective oversight.

The managers of the business units are responsible for implementing mechanisms to control on a daily basis regulatory risks arising from the operations under their responsibility. The Compliance Department exercises independent oversight to assist managers in managing these risks effectively and obtain reasonable assurance that the Bank is in compliance with regulatory requirements.

The control framework comprises the following:

- Identification of laws that impose compliance requirements, namely, those laws that oblige the Bank to adopt certain measures or to act or to carry out activities in a specific manner
- Evaluation of significant compliance requirements
- Identification of the business units affected by compliance requirements
- Communication of compliance requirements to managers of the business units so that they can manage legal and regulatory risks effectively
- Oversight of the application of policies and procedures
- Reporting, on an annual basis, to the Audit and Risk Management Committee of the Board on the major results of compliance oversight

The Bank has high regulatory risk management standards in order to merit the trust of its clients, its shareholders, the market and the general public.

Capital Management

Structure

The Bank's capital management structure, as in the case of risk management, is headed by the Board of Directors, which is responsible for the development of capital management policies. The Board delegates certain responsibilities to the Audit and Risk Management Committee, which recommends capital management policies and oversees their application. Management reports to the Audit and Risk Management Committee, makes sure that the Bank continues to benefit from a robust capital structure and supervises the use of capital across the Bank.

Standards, Procedures and Controls

Capital management consists in maintaining the balance between risk-adjusted capital, regulatory capital ratios that satisfy minimum requirements for a well-capitalized financial institution, as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI), and production of a competitive return on shareholders' equity.

Each year, the Board of Directors, on the recommendation of the Audit and Risk Management Committee, approves a detailed capital management policy and the Bank's capital plan. The capital management policy sets out the principles and practices that the Bank incorporates into its capital management strategy and the basic criteria it adopts in order to ensure that it has sufficient capital at all times and that it prudently manages such capital in view of its future capital requirements. The capital plan sets operational targets and takes into account expected levels for risk-weighted assets, determined under the regulatory approach. Moreover, the capital plan presents an analysis of the different strategies that are available to the Bank to optimize capital management, including the issuance and repurchase of equity securities and subordinated indebtedness and the dividend policy.

The Capital Management Committee meets quarterly to evaluate the regulatory capital ratios and any events that could influence capital management. It also submits a quarterly capital ratio compliance report to the Audit and Risk Management Committee. Finally, the Internal Audit team and Compliance Department of the Bank ensure application of OSFI regulatory capital requirements.

Capital Management Activities in 2005

In applying the capital management policy and carrying out the annual capital plan, the Bank repurchased 4.2 million common shares in fiscal 2005.

During the first quarter of 2005, the Bank issued a $350 million subordinated debenture and redeemed the same amount in the third quarter.

On March 15, 2005, the Bank issued 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares, Series 16 to take advantage of the current market conditions, which allowed the Bank to issue the shares at a rate considerably lower than the 6.15% fixed rate that would likely have been the rate at which dividends would have been paid on the 7,000,000 Non-Cumulative First Preferred Shares, Series 13 after August 15, 2005. The Bank ceased to take into account the Non-Cumulative First Preferred Shares, Series 13 as Tier 1 capital for capital adequacy purposes effective March 15, 2005, the date on which the Non-Cumulative Fixed Rate First Preferred Shares, Series 16 were issued. The Bank redeemed the Non-Cumulative First Preferred Shares, Series 13 on August 15, 2005.

In October 2005, the Bank converted a US $250 million debenture, maturing in November 2009, into deposit notes.

Due to very strong growth in earnings and very high capitalization, the Bank was able to increase dividends on common shares twice in 2005, with the result that dividends on common shares rose 21% from 2004 to 2005.

Economic Capital

Economic capital is calculated in order to quantify the hypothetical impact of the risks to which the Bank is exposed, i.e., credit, market and operational risks. Economic capital thus helps determine the equity capital the Bank requires in order to protect itself against such risks and ensure its long-term viability. The method used to assess economic capital is regularly reviewed so as to accurately quantify these risks.

Risk-adjusted return on capital (RAROC) and shareholder value added (SVA), which are obtained from the assessment of required economic capital, are calculated quarterly for each of the Bank's operating segments. The results guide management in allocating capital among the different operating segments.

Available Capital and Active Capital Management

As part of the active capital management process, the concepts of available capital (equity capital), regulatory capital and economic capital are emphasized in order to maximize shareholder value. This process leads first to the development of the capital plan, which is used to determine the optimal amount and structure of equity capital needed to comply with the regulatory ratios determined by OSFI. It also leads to the allocation of capital among the different operating segments so as to optimize SVA creation without unduly impacting the Bank's regulatory capital ratios.

New Basel Accord

The Basel II Accord will replace existing regulatory requirements concerning the level of capital that financial institutions must maintain in view of the risk associated with their activities. The current rules have been in place since 1988. The new rules seek to strengthen risk management and encourage market discipline in the disclosure of information. The new accord proposes the following key changes:

- The method for computing the capital relating to credit risk will be based on internal risk management models and therefore will be similar to the method used to determine economic capital,
- Specific requirements will be added concerning the allocation of capital relating to operational risk,
- Disclosure concerning the risk profiles of banks will be increased.

In order to comply with the new requirements, the Bank is currently making improvements to its risk management and financial information systems. These changes will result in more efficient risk management while facilitating business expansion. Coordination of these activities has been entrusted to a centralized group that reports to a steering committee composed of members of the Bank's Executive Committee.

Risks defined

- Credit risk
  Risk of financial loss if a borrower or a counterparty to a transaction does not fully honour its contractual commitments to the Bank
- Market risk
  Risk of financial losses resulting from unfavourable changes in underlying market factors, including interest rates, foreign exchange rates, equity prices, commodity prices, credit risk and market volatility
- Liquidity risk
  Risk that the Bank will not be able to honour daily cash outflow commitments without resorting to costly and untimely measures
- Operational risk
  Risk of a loss resulting from an inadequacy or a failure ascribable to people, processes, technology or external events
- Reputational risk
  Potential of negative publicity about the Bank's operations or practices, whether accurate or inaccurate, to adversely affect the perception, image or identity of the Bank and which may result in costly litigation or loss of income

Risk Management Approach

The Bank views risk as an integral part of its development and the diversification of its activities, and advocates a risk management approach consistent with its business expansion strategy.

Risk affects the Bank in two ways. First, the Bank voluntarily exposes itself to certain categories of risk, especially credit and market risk, in order to generate revenue and thereby create shareholder value. Second, it must assume risks inherent to its activities to which it does not choose to expose itself and that do not generate revenue, especially operational risk. These risks may result in losses that could adversely affect expected earnings from value-creating activities.

Risk, in all its forms, must be rigorously managed. It must therefore be identified, measured and controlled to ensure that the operations of the Bank yield adequate compensation for the level of risk assumed. In other words, the risk-return trade-off must be optimized.

Risk management seeks to achieve:

- A solid understanding of all risks across the Bank
- Assurance that risk levels do not exceed acceptable thresholds
- Assurance that risk taking is adding value for the shareholders
- Less volatile results

Risk Management Framework

To reach its risk management objectives, the Bank has implemented a risk management framework comprising the following elements:

- A risk management culture
- A governance structure
- Risk management policies
- A review of risk decisions by independent professionals
- Allocation of capital to the business units based on the level of risk each unit assumes
- Independent oversight by the Compliance Department
- An independent assessment by the Internal Audit function

Risk management culture

The Bank and its management routinely promote a risk management culture through internal communications that advance a balanced model where business development initiatives are accompanied by a constant concern for sound risk management. The effectiveness of the other elements of the risk management framework depends on the presence of such a culture.

Governance structure

The governance structure at National Bank is extensive and sets out the roles and responsibilities of all levels of the organization. For example, the Board of Directors, supported by the Audit and Risk Management Committee:

- Approves risk management policies
- Helps shape and promote the organization's risk management culture
- Sets risk tolerance limits
- Makes sure that the resources are in place to manage risk effectively

The Bank's management:

- Promotes the organization's risk management culture
- Manages the significant risks that the Bank faces

The Senior Vice-President – Risk Management, the internal risk management committees and the risk management professionals:

- Propose risk management policies
- Implement tools to identify, measure and monitor risk
- Apply independent review and risk approval procedures
- Set risk limits that reflect the risk tolerance established by the Board
- Inform the Bank's management and Board of significant risks

The business units are responsible for risks related to their particular activities. They manage those risks in keeping with established limits and in accordance with risk management policies.

Governance structure

- Board of Directors
- Audit and Risk Management Committee
- Management of the Bank
- Chief Risk Officer and risk management professionals
- Internal risk management committees (credit, market, operational)
- Business units

Risk management policies

Risk management policies, along with related guidelines and procedures, are a key part of the risk management framework. They describe how risk is to be managed by the units and the approval process for risk decisions and, more particularly, provide the risk limits that must be respected. These policies cover all the major risks defined in the Bank's risk management approach and are reviewed on a frequent basis—in most cases annually—to ensure that they are still relevant given market developments and changes in the business plans of the Bank's units. They are accompanied by yet other policies, standards and procedures that cover more specific aspects of management (e.g., continuity of business activities).

Review of risk decisions by independent professionals

In order to bring greater rigour to our risk management processes, the Risk Management Group or the internal risk management committees review decisions any time a significant risk is taken. If a decision is deemed to be of high importance, it may even be submitted to the Audit and Risk Management Committee of the Board of Directors.

Allocation of capital to the business units based on the level of risk each unit assumes

Risk management and capital management are inextricably linked. The Bank uses an economic capital model to allocate a portion of capital to the business units based on the credit, market and operational risk that each unit assumes. The allocation is determined using risk measurement formulas proposed by the Risk Management Group. The effective allocation of capital by segment as at October 31, 2005 is presented in the table on page 17.

The risk level specific to each unit is therefore a factor in evaluating the unit's performance. This approach is consistent with a risk management culture focused on integrating risk management into the Bank's business expansion strategy.

Independent oversight by Compliance

The Bank's Compliance Department helps to provide assurance that the structures, management systems programs, policies and procedures necessary to ensure compliance with laws, regulations, guidelines and codes of professional conduct applicable to the Bank are in place and operational.

Independent assessment by Internal Audit

Internal Audit, whose Senior Vice-President reports directly to the Audit and Risk Management Committee, provides an independent and objective assessment of the effectiveness of processes, policies, procedures and control measures implemented by managers. Moreover, Internal Audit recommends solutions designed to improve the effectiveness of the risk management, internal control and operating activities of the Bank and its subsidiaries.

Credit Risk Management

Credit risk is the most significant risk the Bank faces in the normal course of business. It accounts for approximately 50% of the total value of the Bank's economic capital, as illustrated by the table on page 17. The Bank is exposed to credit risk not only through its direct lending activities and transactions, but also through credit commitments such as letters of guarantee or credit, over-the-counter derivatives trading, investment account securities and transactions carrying a settlement risk for the Bank (e.g., funds transfers to third parties via electronic payment systems).

Governance process

Credit risk is managed in accordance with the standards of the risk management framework adopted by the Bank. The governance process for credit risk includes the adoption of policies setting out management principles and risk tolerance limits. Credit Risk Management is responsible for implementing adopted policies and overseeing credit risk management, monitoring and control.

In this environment, credit risk is managed through a rigorous and methodical process that comprises the following elements:

- Assessing credit risk
- Evaluating capital at risk
- Credit granting process
- Diversifying and managing portfolios
- Account follow-up and recovery
- Identifying impaired loans and provisioning for credit losses

Assessing credit risk

Before a sound and prudent credit decision can be taken, the credit risk the borrower or counterparty represents must be accurately assessed. This is done at the outset of the credit application process. Credit applications are analyzed using an enhanced risk rating system. The Bank has implemented a uniform 19-grade risk rating system for all its portfolios exposed to credit risk. Based on the probability that the borrower or counterparty will default, a grade is assigned, which is used to determine the credit risk for the Bank. The method used to assess credit risk varies according to portfolio type.

Consumer credit portfolios
For credit portfolios of consumers and some small businesses, risk is measured using scoring models. These models use proven statistical methods to analyze applicants' characteristics and history and, based on that information, estimate future credit behaviour and assign a risk rating. Contrary to the practice followed for business credit, risk assessments for consumer credit are based not on an individual analysis but on the average behaviour of borrowers with similar credit histories and behaviour profiles.

Commercial credit portfolios
Commercial and corporate clients are assigned a risk rating following a detailed individual analysis of the financial and qualitative aspects of the business, including its financial health, sector of economic activity, competitive capacity, access to capital and management quality. This year, the Bank adopted a new risk rating tool enabling it to more accurately assess the specific risk attributable to a given borrower as well as the security structure, if any. This tool will comply with the new regulatory requirements of the Basel II Accord.

Evaluating capital at risk

The Bank's evaluation of capital at risk, or economic capital, is based on the credit risk assessments of the various borrowers. These two activities are therefore inseparable. The different models used to assess the credit risk of a given portfolio type also enable the Bank to determine the default correlation among borrowers. This information is a critical component in the evaluation of potential losses for all portfolios carrying a credit risk. Potential losses, both expected and unexpected, are based on loss experience, portfolio monitoring, market data and statistical modeling. The main factors are:

- Probability of default
- Credit outstanding at the time of default
- Expected loss in the event of default
- Impact of economic and sector cycles on asset quality

Expected and unexpected losses are inputs in the evaluation of capital at risk for each sector of activity. The underlying methodology is described in the "Capital Management" section. The Bank also carries out stress tests to evaluate its sensitivity to crisis situations. By simulating very specific extreme scenarios, these tests enable the Bank to measure the level of economic capital necessary to absorb potential losses and determine how solvent it would be if the scenarios were to play out.

Credit granting process

Credit granting decisions are initially based on the results of the risk assessment. In addition to the client's creditworthiness, credit granting decisions are also influenced by available collateral security, transaction compliance with policies, standards and procedures, and the Bank's overall risk-adjusted return objective. Each decision is made by authorities within the risk management teams and management who are independent of the business units and are at a reporting level commensurate with the size of the transaction and the associated risk.

Decision-making authority is determined pursuant to the delegation of authority set out in the Credit Risk Management Policy. A person in a senior position in the organization must approve credit facilities that are substantial or carry a higher risk for the Bank. The Bank's Credit Committee, chaired by the Senior Vice-President – Risk Management, must approve and monitor all large credit transactions. In exceptional cases, the decision may be submitted for approval to the Board of Directors. The credit granting process at National Bank demands a high level of accountability from managers, who must proactively manage the credit portfolio.

Diversifying and managing portfolios

The Bank is exposed to credit risk not only through its commitments to a particular borrower, but also through the sector allocation (industrial sectors) of its commitments and the exposure of its various credit portfolios to geographical risk (country risk), concentration risk and settlement risk.

The management criteria set out in the governance policies and procedures for credit risk are designed to maintain healthy diversification of this type of risk. The Bank controls the degree of portfolio diversification by establishing the monitoring limits for each risk.

The criteria established for portfolio diversification and the limits set for economic, industrial or geographical sectors are based on sector studies and analyses that are carried out by economists and the Risk Management Group at the Bank in support of Credit Committee decisions. Analyses are performed on a regular basis in order to detect problems with a sector or borrower before they manifest as default payments.

The allocation of loans by borrower category is presented in Table 11, and the geographic distribution of earning assets by ultimate risk is presented in Note 19 to the Consolidated Financial Statements.

In order to continue to proactively manage potential deteriorations in credit and to mitigate risk, the Bank has set up a Credit Portfolio Management Committee with the mandate to reduce positions where concentration risk is deemed excessive by drawing on synthetic credit protection tools such as credit derivatives, using syndication or methodically reducing the credit amount.

Account follow-up and recovery

Credit files and borrowers are monitored on an ongoing basis and in a manner commensurate with the related risk. Special care is taken with problem loans, which are managed using an array of methods, including a monthly watchlist of problem commitments that is produced for the loan portfolio managers concerned, who must in turn submit a report to Credit Risk Management.

When, in spite of close monitoring, there is a further deterioration in credit commitments or a negative migration of risk to the point where monitoring has to be increased, a group dedicated to managing problem accounts steps in to maximize recovery of the committed amounts and tailor strategies to these accounts. This group's role is vital because, when a borrower defaults, the Bank's primary goal is to recover the maximum amount of assets.

Identifying impaired loans and provisioning for credit losses

If an account deteriorates to a level below a set threshold, the loan may be classified as impaired. When interest is in arrears for 90 days or more, a loan must be classified as impaired and a loss provision must be taken. Loans that are not past due but for which repayment of principal or interest is not reasonably assured are also deemed impaired. Provisioning is based, in part, on potential loss estimates. The Bank's policies set out detailed criteria for establishing allowances for credit losses and, if necessary, writing them off. The credit policies also set out recovery practices designed to minimize losses by recovering the maximum possible amount.

Table 12 summarizes impaired loans by loan type as at October 31, 2005, and Table 4 the provision for credit losses for fiscal 2005.

Market Risk Management

Market risk cannot be dissociated from the Bank's participation in the financial markets. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities. This risk accounts for around 20% of the total economic value of the Bank, as illustrated by the table on page 17.

Governance process

Market risk is managed in accordance with the standards of the risk management framework adopted by the Bank. The governance process for market risk includes the adoption of policies that set out risk management principles and risk tolerance limits. At the top of the market risk management structure is the Market Risk Management Committee. This committee plays a key role in developing policies and practices regarding market risk, including risk assessment, applicable limits, simulation and monitoring processes and transaction compliance with the policies of the Bank.

The different types of portfolios

- Trading
  All investments in instruments of which the activities have one of the following purposes: market making, trading on the Bank's own behalf, liquidation for institutional clients or the sale of financial products to institutional clients

- Investment
  The securities held by the Bank or its subsidiaries with the intention of keeping them until maturity or until conditions become more favourable so they can be invested in other investments

- Asset/liability management
  Management of the maturities and terms of assets and liabilities and off-balance sheet items in order to optimize, through appropriate matching, interest rate and foreign exchange risk

- Liquidity and funding
  Grouping of liquid assets integral to overall liquidity management and intended to ensure that available liquidity remains at the required level at all times

The management of the Market Risk Management Group is responsible for establishing the management framework required to properly apply policies and ensure the effectiveness of monitoring and control activities. This team, which is independent of the Financial Markets segment, comprises risk management professionals who analyze, on a daily basis, market risk, including adherence to maximum levels and compliance with authorization procedures. The team also develops assessment procedures and the models it uses to conduct simulations.

Assessing market risk

One of the main tools used to manage market risk is the Value-at-Risk (VaR) simulation model. VaR is the maximum value of potential daily losses, in the portfolios held, measured at a 99% confidence level, which means that actual losses are likely to exceed the value only one day out of 100. VaR is calculated on an ongoing basis for both major classes of financial instruments (including derivatives) and all portfolios of the Financial Markets segment of the Bank. By calculating this value, the Bank seeks to ensure that trading and investment decisions do not entail risks in excess of preset limits. The computerized VaR calculation model is based on two years of historical data.

Outstanding Value-at-Risk is monitored daily in relation to established limits for each product, portfolio and business unit, as well as by type of activity: trading, investing and asset/liability management. In addition, a Board-approved VaR limit is set for asset and liability matching, also known as structural interest rate risk management. Moreover, the Bank has an overall limit covering all financial market operations. As shown in the table opposite, the global VaR of trading activities is usually lower than the VaR of the individual portfolios. This can be explained by the risk diversification effect. Other limits are used in tandem with VaR to control the associated residual risks, in particular, concentration, volatility and liquidity risk.

Stress tests and sensitivity analyses

The VaR model simulates losses in market situations similar to those revealed by historical data, i.e., market conditions that are supposedly normal. The Bank also seeks to simulate the impact of abnormal situations (rare extreme events) on the various portfolios of the Financial Markets segment. It does this by carrying out daily stress tests (simulating a stock market crash similar to the one in 1987 or an oil crisis similar to that in 1973, for example) as well as sensitivity analyses for all risk categories: interest rate risk, equity and commodity price risk, foreign exchange risk and market volatility risk. This battery of stress tests and sensitivity analyses are intended to simulate the results (losses or gains) that the portfolios of the Financial Markets segment would generate if the extreme scenarios in question were to occur. Stress tests and sensitivity analyses are subject to maximum potential loss limits, which are approved by the Board of Directors. These tests and analyses are jointly established by the Market Risk Management Group and the management of the business units. They are regularly reviewed in light of changes in market conditions, new products and trading strategies.

Trading activities

Global VaR by risk category(1)
Year ended October 31
(millions of dollars)

	Low	High	Average	**2005** At end	2004 At end
Interest rate	(1.8)	(7.5)	(4.1)	(3.5)	(3.7)
Foreign exchange	(0.2)	(3.3)	(1.2)	(0.9)	(0.9)
Equity	(2.3)	(6.2)	(3.8)	(5.1)	(3.6)
Commodity contracts	(0.4)	(1.0)	(0.7)	(0.6)	(1.0)
Correlation effect(2)	1.8	10.0	4.5	5.0	3.6
Global VaR	(2.9)	(8.0)	(5.3)	(5.1)	(5.6)

(1) Amounts are shown before income taxes and represent one-day VaR.
(2) The correlation effect results from diversification across risk types.

Backtesting


(millions of dollars)
VaR (CAD)
Theoretical results (CAD)


16
12
8
4
0
(4)
(8)
(12)
(16)
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
June-05
July-05
Aug-05
Sept-05
Oct-05

Trading activities

The Bank maintains trading portfolios for market making, trading on its own behalf, liquidity for its institutional clients or the sale of financial products.

The table on page 62 shows the VaR distribution of trading portfolios by risk category, as well as the risk diversification effect.

Backtesting

Backtesting is carried out in order to verify the capacity of the Bank's VaR model to estimate the maximum risk of market losses and thus validate, retroactively, the quality of the results obtained using the model. The graph at the bottom of page 62 gives the backtesting results generated through a daily comparison of the VaR from the Bank's simulations and the revenues obtained. The results of these daily backtests demonstrate the effectiveness of the model used by the Bank throughout the period covered if one excludes a special situation that occurred in September 2005, when the payment of a special dividend on a security resulted in a drop in the value of the security held by the Bank in one of its trading portfolios. The amount of this special dividend was not included in the theoretical results.

Interest rate risk in asset/liability management

Managing assets (investments and loans) and liabilities (debt, including deposits) exposes the Bank to interest rate risk. Interest rate fluctuations give rise to changes in interest income and interest expense. While these changes may move in the same direction, their relative magnitude will have an impact, favourable or unfavourable, on net interest income and the economic value of shareholders' equity. The extent of that impact depends on several factors, including asset and liability matching and the interest rate curve. Assets and liabilities are managed to optimize the impact of interest rate movements in view of anticipated rate changes.

Asset/liability management is the responsibility of the Bank's Treasury team. The activity is supervised, in close association with Treasury, by the Asset and Liability Management Committee. Simulations are performed regularly to assess the impact of various scenarios on net interest income and the economic value of shareholders' equity and to guide the management of investment and liability portfolios accordingly.

Asset/liability matching at the Bank is managed through an internal transfer mechanism that satisfies a twofold objective: (i) to transfer matching and liquidity risk to Treasury and (ii) to provide a consistent measurement of the profitability of balance sheet items, thereby adequately orienting the activities of the Bank's various sectors. Generally speaking, the various balance sheet items are assigned an internal transfer cost, or cost of funds, which reflects, as fairly as possible, the different financial risks associated with the item in question: interest rate risk, liquidity risk, and, if applicable, embedded options (loan commitment from the Bank and prepayment or early redemption option).

Liquidity Risk Management

Liquidity management is structured taking into account the development of prudent policies and effective techniques and procedures to monitor, measure and control liquidity requirements and positions. The management process is dynamic and establishing a sound level of liquidity exposure may depend on the Bank's overall strategy as well as internal and external factors. The Bank strives to therefore meet the indicated objectives.

Objectives of liquidity risk management

- Honour all cash outflow commitments (both on- and off-balance sheet) as they mature, on a continuous day-to-day basis
- Avoid situations where funds have to be raised quickly, resulting in the Bank having to pay excessive funding costs or sell readily marketable assets under unfavourable conditions

Funding commitments are generally met through continuous cash inflows, supplemented by assets that are readily convertible to cash, or through the Bank's borrowing capacity. The Bank's liquidity position is also designed to support any future business expansion.

Governance process

Liquidity risk is managed in accordance with the standards of the risk management framework adopted by the Bank. The governance process for liquidity risk management includes the adoption of policies that set out risk management principles and risk tolerance limits.

The Market Risk Management Group is responsible for developing and implementing liquidity and funding policies, strategies, methodologies relating to liquidity risk and effective techniques and procedures to monitor, measure and control liquidity requirements and positions. This group is also mandated to develop contingency plan scenarios and establish limits, monitor liquidity risk positions and limits and report regularly to the Board.

Oversight of liquidity and funding management is the responsibility of Treasury. Day-to-day liquidity and funding management among the different global centres is delegated to the Vice-President and Treasurer.

Funding management and diversification

Deposit liabilities are the Bank's primary funding source. Accordingly, an important element of a liquidity management strategy is the diversification of funding by origination, type of instrument and term structure. The Bank's strong branch network constitutes a stable source of deposits. Over the years, the Bank's strategy has been to expand its retail deposit base through organic growth.

To ensure stability of market access, the Bank maintains and consolidates direct relationships with the major money lenders active on the Canadian money market, pursues and develops activities on inter-bank and corporate markets in the United States, Europe and Asia, and aims, whenever possible and economically advantageous, to extend deposit maturities.

Liquidity risk measurement

Liquidity risk stems from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the characteristics of certain products, such as credit commitments and demand deposits.

The Bank uses different risk measures to manage liquidity risk exposure. Short-term day-to-day funding decisions are based on a daily cumulative net cash profile. Long-term funding and liquidity decisions are managed using net cash capital, survival period and liquidity ratios. Net cash capital is an indicator used to determine the liquidity exposure of a bank by measuring the difference between long-term funding and illiquid assets. It enables the Bank to strike an optimal balance between long-term funding and institutional financing.

The survival period is an indicator designed to measure the number of days it would take to utilize the Bank's liquid assets if funds borrowed on the money market were not renewed at maturity.

A series of liquidity ratios, presented in a ratios report, are used to monitor and manage liquidity risk exposure. The Bank has established limits for these ratios. Moreover, these limits have been set so that even if a given ratio reaches its limit, the Bank will still operate within a comfort zone with respect to liquidity risk. The limits are also set so as to restrict the Bank's reliance on any one depositor and thereby avoid an unnecessary concentration of deposits from a single source. For this reason, purchased funds are limited to a percentage of total deposits and a maximum amount per depositor is established.

Liquidity contingency plan

A detailed liquidity contingency plan is outlined in the Liquidity and Funding Policy. The plan defines the measures that can be enacted in a crisis in order to bridge the gap between the liquidity the Bank chooses to hold and the liquidity needs that could arise in such a crisis. A Liquidity Crisis Committee representing senior management from the various business units will take charge of the Bank during the crisis as mandated by the Board. A series of mitigating strategies could be adopted depending on the severity of the event.

Operational Risk Management

Operational risk is present in every activity of the Bank. Fraud and unauthorized activities, system failures, human error, failure to comply with legal, regulatory or contractual requirements, litigation with clients and damage to physical property are just a few of the events which, because they can result in financial losses for the Bank or adversely affect its reputation, are considered operational risks.

Although operational risk cannot be eliminated entirely, it can and must be managed in a thorough and transparent manner in order to keep it at an acceptable level.

Governance process

Operational risk is managed in accordance with the standards of the overall risk management framework adopted by the Bank. The governance process includes the adoption of policies that set out risk management principles and risk tolerance limits. The management framework that the Bank continues to implement includes standards and procedures to identify, measure and monitor operational risk. Bank-wide oversight of this management framework is provided by the Operational Risk Management Committee.

A risk manager is appointed by each business unit of the Bank to proactively manage the unit's operational risks. In addition, senior executives monitor their unit's losses and operational risks, as well as events observed in other financial institutions. If necessary, action plans are drawn up to improve the control environment. The goal is to prevent, insofar as possible, the unit's operational losses.

The central operational risk management unit develops operational risk identification, measurement and monitoring standards and procedures and assists the business units in implementing them. This unit collects and compiles data on the level of risk present in the business units and reports on its work to the Operational Risk Management Committee.

Operational risk identification, measurement and monitoring standards

Sound operational risk by the business units is based on a specific set of guidelines.

Operational risk management guidelines

- Competent and well-trained staff
- Segregation of incompatible functions and delegation of decision-making powers
- Framework for technological development and information security
- Processes for business continuity planning and recovery of key operations in the event of a business interruption
- Identification and assessment of risks when new products are launched

Operational risk self-assessment
A method for self-assessing operational risk is presently in the deployment phase. This method will give each business unit the means to proactively prevent unpleasant surprises by identifying the key operating risks they face, evaluating the effectiveness of the controls that are in place to mitigate them, and developing action plans with a view to maintaining such risks at acceptable levels.

Operational loss database
The central operational risk unit has instituted a process for collecting operational loss data from across the Bank and its subsidiaries. The information collected, which includes the amount of each loss and a description of the triggering events, is fed into a centralized loss database, which is used to gain a clearer understanding of the causes of operational losses and map out mitigation strategies. No significant operational losses occurred during the year.

Regulatory capital and economic capital
The Bank intends to qualify for the standardized approach when regulatory capital in compliance with the Basel II Accord is introduced. From now on, the Bank will maintain capital based on the operational risk to which it is exposed. Moreover, a new basis for calculating economic capital is in the trial stage. The starting point for the new method is regulatory capital under the standardized approach, to which an adjustment factor has been added to reflect operational risk management quality. Required regulatory capital and economic capital will be allocated to the business units based on the level of risk assumed by each unit.

Current initiatives
The methods underpinning operational risk management were recently developed and are regularly being finetuned. The Bank is closely following changes in financial industry practices and continuing to develop new initiatives, including the introduction of risk indicators, to proactively manage operational risk.

Reputational risk
Reputational risk generally arises from other risks. The Bank's reputation may, for example, be adversely affected by a systems failure that prevents clients from carrying out transactions or by a breach of confidentiality. Such events, depending on their scale and the extent of media coverage, can harm the Bank's reputation.

The primary motivation behind the Bank's many reputational risk initiatives is prevention. The Bank seeks to ensure that its employees are constantly aware of the potential repercussions of their actions on the Bank's reputation and image. In addition to previously discussed operational risk management initiatives, a variety of mechanisms are in place to support sound reputational risk management, including codes of professional conduct, a training program for all employees and various committees that assess risk whenever new products are introduced within the business units. The activities of the Compliance, Legal Affairs and Public Relations departments complement these mechanisms.

In order to ensure that all aspects of reputational risk are considered for complex structured finance transactions, the Bank has put in place a formal process for assessing this risk and obtaining Credit Committee approval. Thoroughly verifying transactions and counterparties, obtaining opinions from recognized experts and disclosing financial information in a transparent manner are invaluable measures taken to mitigate reputational risk.

Quarterly Results

(millions of dollars, except per share amounts)

					2005
	Total	Q4	Q3	Q2	Q1
Income statement data					
Net interest income	1,437	402	306	380	349
Other income	2,266	529	583	520	634
Total revenues	3,703	931	889	900	983
Provision (recovery) for credit losses	33	–	15	1	17
Operating expenses	2,499	646	616	624	613
Income taxes	291	72	46	66	107
Non-controlling interest	25	6	5	7	7
Net income	855	207	207	202	239
Earnings per common share					
Basic	$ 4.98	$ 1.22	$ 1.20	$ 1.17	$ 1.39
Diluted	4.90	1.20	1.18	1.15	1.37
Dividends *(per share)*					
Common	1.72	0.44	0.44	0.42	0.42
Preferred					
Series 12	–	–	–	–	–
Series 13	1.2000	–	0.4000	0.4000	0.4000
Series 15	1.4625	0.3657	0.3656	0.3656	0.3656
Series 16	0.8089	0.3032	0.3031	0.2026	–
Return on common shareholders' equity	20.7%	19.4%	19.6%	19.9%	23.6%
Total assets		107,598	110,593	99,917	91,703
Long-term financial liabilities[1]		1,102	1,409	1,770	1,764
Impaired loans					
Net private		$ 117	$ 114	$ 119	$ 134
Designated countries					
Gross outstanding		–	–	–	–
Allowances		–	–	–	–
Net total		117	114	119	134
Number of common shares outstanding *(thousands)*					
Average	166,382	165,176	165,363	167,327	167,693
End of period	165,335	165,335	165,096	165,744	168,050
Diluted	168,964	167,939	167,849	169,938	170,164
Per common share					
Book value		$ 25.39	$ 24.70	$ 24.19	$ 23.97
Stock trading range					
High		61.47	58.21	55.24	49.75
Low		55.87	51.60	48.72	46.39
Number of employees		16,890	17,049	16,712	16,610
Number of branches in Canada		457	460	460	462

(1) Subordinated debentures

				2004					2003
Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
1,363	380	384	325	274	1,311	318	301	340	352
2,182	512	474	559	637	2,051	585	550	433	483
3,545	892	858	884	911	3,362	903	851	773	835
86	(8)	31	19	44	177	50	45	41	41
2,388	623	586	602	577	2,257	623	557	529	548
318	77	68	76	97	277	66	80	58	73
28	8	6	7	7	27	6	7	7	7
725	192	167	180	186	624	158	162	138	166
$ 4.10	$ 1.11	$ 0.95	$ 1.01	$ 1.03	$ 3.37	$ 0.87	$ 0.89	$ 0.73	$ 0.88
4.05	1.09	0.94	1.00	1.02	3.34	0.86	0.88	0.72	0.88
1.42	0.38	0.38	0.33	0.33	1.08	0.28	0.28	0.26	0.26
–	–	–	–	–	0.8125	–	–	0.4063	0.4062
1.6000	0.4000	0.4000	0.4000	0.4000	1.6000	0.4000	0.4000	0.4000	0.4000
1.4625	0.3657	0.3656	0.3656	0.3656	1.1480	0.3657	0.3656	0.4167	–
–	–	–	–	–	–	–	–	–	–
18.8%	19.7%	17.2%	19.0%	19.0%	16.5%	16.4%	17.3%	14.8%	17.6%
	88,497	85,481	86,466	83,156		84,626	80,474	77,852	74,630
	1,408	1,474	1,488	1,473		1,516	1,543	1,553	1,581
	$ 160	$ 199	$ 219	$ 232		$ 248	$ 230	$ 225	$ 228
	–	–	10	10		22	23	23	24
	–	–	9	8		19	20	22	22
	160	199	220	234		251	233	226	230
170,918	167,671	169,332	172,023	174,669	177,751	174,585	175,363	178,348	182,728
167,430	167,430	168,058	169,730	173,569	174,620	174,620	174,507	175,670	181,563
173,276	169,936	171,634	174,520	177,008	179,235	176,347	177,038	179,666	183,905
	$ 22.87	$ 22.30	$ 21.94	$ 21.81		$ 21.32	$ 20.77	$ 20.28	$ 20.22
	48.78	45.50	47.93	45.00		41.19	37.41	35.15	33.10
	42.31	42.72	43.27	40.17		34.50	34.55	31.26	29.95
	16,555	16,673	16,366	16,914		16,935	17,214	16,961	17,153
	462	472	474	476		477	480	488	491

Table 1 – Overview of Results

Year ended October 31 (taxable equivalent basis)(1) (millions of dollars)	**2005**	2004	2003	2002	2001
Net interest income	**1,527**	1,424	1,353	1,473	1,389
Other income	**2,326**	2,229	2,106	1,641	1,858
Total revenues	**3,853**	3,653	3,459	3,114	3,247
Operating expenses	**2,499**	2,388	2,257	2,040	1,989
Contributions	**1,354**	1,265	1,202	1,074	1,258
Provision for credit losses	**33**	86	177	490	205
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**1,321**	1,179	1,025	584	1,053
Income taxes	**441**	426	374	236	398
Non-controlling interest	**25**	28	27	30	28
Income before discontinued operations and goodwill charges	**855**	725	624	318	627
Discontinued operations	**–**	–	–	111	(45)
Income before goodwill charges	**855**	725	624	429	582
Goodwill charges	**–**	–	–	–	19
Net income	**855**	725	624	429	563
Average assets(2)	**90,902**	78,672	71,810	69,292	69,197

(1) See "Financial Reporting Method" on page 8.
(2) Excluding discontinued operations

Table 2 – Changes in Net Interest Income

Year ended October 31 (taxable equivalent basis)(1) (millions of dollars and as a percentage of average assets)	**2005**	2004	2003	2002	2001
Personal and Commercial Banking					
Net interest income	**1,302**	1,251	1,235	1,190	1,169
Average assets	**43,956**	40,511	38,679	38,337	36,248
Net interest income as a % of average assets	**2.96%**	3.09%	3.19%	3.10%	3.23%
Wealth Management					
Net interest income	**101**	94	91	89	82
Average assets	**882**	834	805	769	898
Financial Markets					
Net interest income	**318**	256	186	321	240
Average assets	**51,809**	42,367	37,819	37,067	37,958
Other					
Net interest income	**(194)**	(177)	(159)	(127)	(102)
Average assets	**(5,745)**	(5,040)	(5,493)	(6,881)	(5,907)
Total					
Net interest income	**1,527**	1,424	1,353	1,473	1,389
Average assets(2)	**90,902**	78,672	71,810	69,292	69,197

(1) See "Financial Reporting Method" on page 8.
(2) Excluding discontinued operations

Table 3 – Other Income

Year ended October 31 (taxable equivalent basis)(1) (millions of dollars)	**2005**	2004	2003	2002	2001
Financial market fees	**682**	633	544	539	493
Deposit and payment service charges	**201**	200	192	186	160
Trading revenues	**251**	234	381	123	227
Gains (losses) on investment account securities, net	**92**	102	8	(98)	71
Card service revenues	**63**	49	49	47	86
Lending fees	**145**	168	130	112	107
Acceptances, letters of credit and guarantee	**61**	65	63	63	65
Securitization revenues	**195**	180	204	204	157
Foreign exchange revenues	**76**	72	66	67	61
Trust services and mutual funds	**285**	244	210	160	96
Insurance revenues	**102**	90	87	69	68
Other	**173**	192	172	169	267
	2,326	2,229	2,106	1,641	1,858
Domestic	**2,109**	1,998	1,947	1,595	1,856
International					
– United States	**57**	87	58	(3)	6
– Other	**160**	144	101	49	(4)
Other income as a percentage of total revenues on a taxable equivalent basis(2)	**60.4%**	61.0%	60.5%	54.7%	56.2%

(1) See "Financial Reporting Method" on page 8.
(2) In 2002, the $137 million impairment charge on an investment was excluded. In 2001, the $76 million gain (taxable equivalent basis) on the sale of merchant payment solutions was excluded.

Table 4 – Provision for Credit Losses

Year ended October 31 (millions of dollars)	**2005**	2004	2003	2002	2001
Provision for credit losses					
Personal	**46**	31	47	186	72
Commercial	**20**	57	60	154	102
Corporate	**8**	52	64	173	26
Real estate	**1**	1	7	20	11
Other	**–**	–	(1)	(13)	(6)
Total	**75**	141	177	520	205
General allowance for credit risk	**(42)**	(55)	–	(30)	–
Provision for credit losses charged to income before discontinued operations	**33**	86	177	490	205
Provision for credit losses charged to discontinued operations	**–**	–	–	(51)	120
Total provision for credit losses charged to income	**33**	86	177	439	325
Net average loans and acceptances	**45,926**	41,060	39,324	38,394	39,276
Discontinued operations	**–**	–	–	–	3,925
Total	**45,926**	41,060	39,324	38,394	43,201
Provision for credit losses as a percentage of net average loans and acceptances	**0.07%**	0.21%	0.45%	1.14 %	0.75%
Allowance for credit losses					
Balance at beginning	**580**	634	666	896	965
Transfer from allowance for assets held for disposal	**–**	–	–	(45)	–
Provision for credit losses charged to income:					
related to ongoing operations	**33**	86	177	490	205
related to discontinued operations	**–**	–	–	(51)	120
Write-offs(1)	**(215)**	(199)	(259)	(673)	(402)
Recoveries	**57**	59	50	49	8
Balance at end	**455**	580	634	666	896
Composition of allowances					
Country risk allowance					
Portion related to loans	**–**	–	19	22	38
Portion related to securities	**4**	2	4	4	17
Specific allowances	**143**	228	206	235	341
Allocated general allowance	**241**	272	300	296	306
Unallocated general allowance	**67**	78	105	109	194

(1) Including exchange rate fluctuations

Table 5 – Operating Expenses

Year ended October 31 (millions of dollars)	**2005**	2004	2003	2002	2001
Salaries and staff benefits	**1,451**	1,359	1,287	1,147	1,064
Occupancy	**121**	148	142	128	125
Computers and equipment	**356**	334	312	305	310
Amortization	**63**	52	50	63	48
Messenger services and communications	**81**	77	80	77	69
Professional fees	**136**	118	112	99	92
Advertising and external relations	**69**	75	62	50	42
Stationery	**25**	26	26	28	27
Travel	**21**	20	21	17	16
Security and theft	**20**	14	16	24	16
Capital and payroll taxes	**56**	65	60	57	63
Other	**100**	100	89	45	117
Total	**2,499**	2,388	2,257	2,040	1,989
Domestic	**2,325**	2,194	2,082	1,999	1,956
International – United States	**105**	123	121	18	16
– Other	**69**	71	54	23	17
Operating expenses as a percentage of total revenues on a taxable equivalent basis(1)	**64.9%**	65.4%	65.3%	62.8%	62.7%

(1) In 2002, the $137 million impairment charge on an investment was excluded from other income. In 2001, the $76 million gain (taxable equivalent basis) on the sale of merchant payment solutions was excluded.

Table 6 – Change in Average Volumes

Year ended October 31 (taxable equivalent basis)(1) (millions of dollars and as a percentage of average assets)	**2005**		2004		2003		2002		2001	
	Average volume $	**Rate %**	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %
Assets										
Deposits with financial institutions	**8,646**	**2.24**	7,404	1.54	6,421	2.05	7,316	2.38	5,769	4.93
Securities	**26,354**	**2.95**	21,162	3.13	18,861	3.01	16,510	3.14	16,230	4.03
Residential mortgage loans	**16,211**	**4.65**	15,073	4.90	13,752	5.49	12,591	5.72	11,940	6.66
Personal loans	**8,519**	**5.65**	6,647	5.70	5,646	6.51	5,395	6.59	7,338	8.00
Business and other loans	**24,819**	**3.53**	20,447	3.61	20,169	4.16	21,221	3.87	20,512	5.28
Net impaired loans	**(208)**	**(0.48)**	(167)	(0.42)	(174)	(0.46)	(97)	(1.55)	102	1.86
Interest-bearing assets	**84,341**	**3.66**	70,566	3.73	64,675	4.11	62,936	4.12	61,891	5.50
Other assets	**6,561**	**–**	8,106	–	7,135	–	6,356	–	7,306	–
Total assets	**90,902**	**3.39**	78,672	3.34	71,810	3.71	69,292	3.74	69,197	4.92
Liabilities and shareholders' equity										
Personal deposits	**24,343**	**2.19**	21,861	2.47	21,390	2.69	21,420	2.96	21,108	3.84
Deposit-taking institutions	**6,549**	**2.74**	5,789	1.73	5,488	1.80	6,421	2.14	6,159	4.52
Other deposits	**26,198**	**2.36**	22,536	2.05	21,326	2.70	21,083	2.34	19,492	4.36
	57,090	**2.33**	50,186	2.20	48,204	2.60	48,924	2.58	46,759	4.15
Subordinated debentures	**1,565**	**6.38**	1,469	6.71	1,553	6.77	1,623	6.77	1,573	6.95
Obligations other than deposits	**20,365**	**1.93**	12,826	2.66	10,363	1.87	9,257	0.86	9,733	1.09
Interest-bearing liabilities	**79,020**	**1.97**	64,481	1.87	60,120	2.15	59,804	1.87	58,065	3.47
Other liabilities	**7,411**	**–**	10,070	–	7,670	–	5,522	–	7,210	–
Shareholders' equity	**4,471**	**–**	4,121	–	4,020	–	3,966	–	3,922	–
Liabilities and shareholders' equity	**90,902**	**1.71**	78,672	1.53	71,810	1.80	69,292	1.61	69,197	2.91
Gross margin		**1.68**		1.81		1.91		2.13		2.01

(1) See "Financial Reporting Method" on page 8.

Table 7 – Deposits

As at October 31 *(millions of dollars)*	**2005** $	**2005** %	2004 $	2004 %	2003 $	2003 %	2002 $	2002 %	2001 $	2001 %
Personal	**26,385**	**42.6**	24,008	44.9	24,110	46.9	22,607	43.7	21,857	42.5
Commercial	**16,776**	**27.1**	14,419	27.0	14,668	28.5	13,882	26.9	11,295	22.0
Purchased funds	**18,816**	**30.3**	15,005	28.1	12,685	24.6	15,201	29.4	18,284	35.5
Total	**61,977**	**100.0**	53,432	100.0	51,463	100.0	51,690	100.0	51,436	100.0
Domestic	**55,524**	**89.6**	45,636	85.4	43,809	85.1	40,959	79.2	38,161	74.2
International – United States	**540**	**0.9**	957	1.8	877	1.7	2,814	5.5	4,315	8.4
– Other	**5,913**	**9.5**	6,839	12.8	6,777	13.2	7,917	15.3	8,960	17.4
Total	**61,977**	**100.0**	53,432	100.0	51,463	100.0	51,690	100.0	51,436	100.0
Personal deposits as a percentage of total assets		**24.5**		27.1		28.4		29.7		28.8

Table 8 – Sources of Regulatory Capital

As at October 31 *(millions of dollars)*	**2005**	2004	2003	2002	2001
Regulatory capital at beginning	**5,319**	5,369	5,294	5,876	5,221
Internally generated capital					
Net income	**855**	725	624	429	563
Other amounts affecting retained earnings	**–**	(1)	(4)	(2)	(107)
Dividends on common and preferred shares	**(312)**	(266)	(218)	(195)	(191)
	543	458	402	232	265
External financing					
Eligible subordinated debentures[1]	**194**	(29)	(87)	(71)	305
Preferred shares	**25**	–	75	(192)	–
Innovative instruments included in Tier 1 capital	**(11)**	(31)	(71)	(10)	20
Common shares	**65**	47	28	53	15
Repurchase of common shares	**(224)**	(382)	(298)	(306)	–
Non-controlling interest in subsidiaries	**128**	3	(17)	9	(1)
	177	(394)	(370)	(517)	339
Other					
Unrealized foreign exchange gains (losses), net	**(16)**	(16)	(11)	(2)	8
Other[2]	**(98)**	(100)	54	(295)	43
	(114)	(116)	43	(297)	51
Regulatory capital generated (used)	**606**	(50)	75	(582)	655
Regulatory capital at end	**5,925**	5,319	5,369	5,294	5,876

(1) After taking into account the issuance of a $500 million subordinated debenture on November 2, 2005
(2) Including the change in the eligible amount of the general allowance, amounts of regulatory capital deducted for goodwill charges, investments in companies subject to significant influence, amounts related to transfers of receivables and changes in contributed surplus

Table 9 – Regulatory Capital

As at October 31 *(millions of dollars)* *(in accordance with BIS guidelines)*	**2005**	2004	2003	2002	2001
Tier 1 capital					
Common shareholders' equity	**4,190**	3,829	3,722	3,601	3,624
Non-cumulative permanent preferred shares	**400**	375	375	300	492
Innovative instruments	**354**	365	396	467	477
Non-controlling interest	**133**	5	2	19	10
Less: goodwill	**(662)**	(662)	(660)	(661)	(305)
	4,415	3,912	3,835	3,726	4,298
Tier 2 capital					
Subordinated debentures	**1,602**	1,408	1,437	1,524	1,595
General allowance for credit risk	**308**	350	350	341	391
	1,910	1,758	1,787	1,865	1,986
Less: investments in companies subject to significant influence	**(360)**	(296)	(174)	(181)	(326)
Less: first loss protection	**(40)**	(55)	(79)	(116)	(82)
Total capital	**5,925**	5,319	5,369	5,294	5,876
Risk-weighted balance sheet items					
Cash resources	**1,306**	1,070	1,363	1,421	1,187
Securities	**2,269**	2,317	2,688	2,336	2,686
Mortgage loans	**5,121**	5,420	4,634	3,971	3,486
Other loans	**21,903**	18,849	18,360	19,478	23,030
Other assets	**5,650**	4,876	5,692	5,117	6,572
	36,249	32,532	32,737	32,323	36,961
General allowance for credit risk	**308**	350	350	341	391
	36,557	32,882	33,087	32,664	37,352
Risk-weighted off-balance sheet items[1]					
Letters of guarantee and documentary credit	**1,033**	874	606	751	1,180
Commitments to extend credit	**4,731**	4,431	4,075	3,872	4,415
Interest rate contracts	**110**	129	100	161	106
Foreign exchange contracts	**220**	166	230	221	374
Equity and commodity contracts	**418**	309	256	161	148
	6,512	5,909	5,267	5,166	6,223
Market risk items	**3,168**	2,032	1,707	1,148	1,121
Total risk-weighted assets	**46,237**	40,823	40,061	38,978	44,696
Assets-to-capital multiple[2]	**20.0**	16.8	15.9	14.5	13.1
Ratios – Tier 1 capital	**9.6%**	9.6%	9.6%	9.6%	9.6%
– Total capital	**12.8%**[3]	13.0%	13.4%	13.6%	13.1%

(1) Effective 2002, items are as at October 31. For 2001, letters of guarantee and documentary credit and commitments to extend credit are as at October 31; all other information is as at September 30.
(2) The assets-to-capital multiple corresponds to total balance sheet assets and direct credit substitutes divided by total capital as defined according to capital adequacy requirements.
(3) After taking into account the issuance of a $500 million debenture on November 2, 2005

Table 10 – Assets under Administration and Management

As at October 31 *(millions of dollars)*	National Bank *Trust*	National Bank *Financial*	National Bank *Securities*	Altamira Investment *Services*	Natcan Investment *Management*	National Bank *Direct Brokerage*	Bank excluding *subsidiaries*	**2005**	2004
Assets under administration									
Institutional	58,701	9,328	–	–	–	–	–	**68,029**	43,162
Personal	–	78,865	–	–	–	8,686	–	**87,551**	81,708
Mutual funds	11,853	–	7,448	3,709	–	–	–	**23,010**	18,592
Mortgage loans sold to third parties	–	–	–	–	–	–	5,132	**5,132**	4,033
Total assets under administration	70,554	88,193	7,448	3,709	–	8,686	5,132	**183,722**	147,495
Assets under management									
Personal	4,358	–	–	–	–	–	–	**4,358**	3,196
Managed portfolios	–	2,416	–	–	15,701	–	–	**18,117**	16,402
Mutual funds	–	–	–	–	14,935	–	–	**14,935**	13,505
Total assets under management	4,358	2,416	–	–	30,636	–	–	**37,410**	33,103
Total assets under administration/management – 2005	74,912	90,609	7,448	3,709	30,636	8,686	5,132	**221,132**	180,598
Total assets under administration/management – 2004	48,722	81,478	6,477	4,087	27,947	7,854	4,033		

Table 11 – Allocation of Loans by Borrower Category

As at September 30 *(millions of dollars)*	**2005** $	**2005** %	2004 $	2004 %	2003 $	2003 %	2002 $	2002 %	2001 $	2001 %
Personal[1]	**9,647**	**20.2**	7,704	18.4	5,947	15.3	5,859	15.3	6,100	15.0
Residential mortgage	**15,929**	**33.3**	15,272	36.4	13,753	35.5	12,548	32.8	12,132	29.9
Non-residential mortgage	**1,186**	**2.5**	1,042	2.5	911	2.4	836	2.2	779	1.9
Agricultural	**1,796**	**3.8**	1,686	4.0	1,653	4.3	1,486	3.9	1,286	3.2
Financial institutions	**3,353**	**7.0**	2,415	5.8	1,277	3.3	1,583	4.1	1,231	3.0
Manufacturing	**2,249**	**4.7**	2,458	5.9	3,282	8.5	5,050	13.2	5,733	14.1
Construction and real estate	**1,277**	**2.7**	1,247	3.0	1,291	3.3	1,707	4.5	1,301	3.2
Transportation and communications	**442**	**0.9**	453	1.1	515	1.3	632	1.6	1,041	2.6
Mines, quarries and energy	**787**	**1.6**	763	1.8	774	2.0	601	1.6	742	1.8
Forestry	**174**	**0.4**	185	0.4	264	0.7	252	0.7	293	0.7
Government	**1,237**	**2.6**	1,080	2.6	1,286	3.3	921	2.4	819	2.0
Wholesale	**592**	**1.2**	612	1.5	558	1.4	807	2.1	1,682	4.2
Retail	**1,137**	**2.4**	1,108	2.6	1,296	3.3	1,281	3.3	1,423	3.5
Services	**6,372**	**13.3**	4,774	11.4	4,059	10.5	3,518	9.2	4,033	9.9
Other	**1,659**	**3.4**	1,101	2.6	1,912	4.9	1,169	3.1	2,011	5.0
	47,837	**100.0**	41,900	100.0	38,778	100.0	38,250	100.0	40,606	100.0

(1) Including consumer loans, credit card loans and other personal loans

Table 12 – Impaired Loans

As at October 31 *(millions of dollars)*	**2005**	2004	2003	2002	2001
Impaired loans, net					
Personal[1]	**25**	16	16	62	214
Commercial	**55**	82	98	99	210
Corporate	**27**	49	107	36	15
Real estate	**8**	11	25	44	32
Other	**2**	2	2	3	3
Discontinued operations	**–**	–	–	–	117
Total impaired loans, net[2]	**117**	160	248	244	591
Impaired loans, designated countries	**–**	–	3	2	–
Total impaired loans, net	**117**	160	251	246	591
Impaired loans, gross	**260**	388	476	503	970
Allowance for credit losses	**143**	228	225	257	379
Impaired loans, net	**117**	160	251	246	591
Provisioning rate	**55.0%**	58.8%	47.3%	51.1%	36.6%
As a percentage of net loans and acceptances	**0.3%**	0.4%	0.6%	0.6%	1.2%
As a percentage of common shareholders' equity	**2.8%**	4.2%	6.7%	6.8%	16.3%

(1) Including $17 million of net consumer loans in 2005 (2004: $14 million; 2003: $16 million; 2002: $22 million; 2001: $108 million)
(2) The Bank has no loans classified as past-due loans (90 days and over) other than those already designated as impaired.

Glossary of Financial Terms

❖ **Acceptance**: Short-term debt security that can be traded on the money market and which a bank guarantees on behalf of a borrower for a stamping fee.

❖ **Allowance for credit losses**: Allowance taken to absorb expected credit losses (loans, acceptances, letters of guarantee, letters of credit, deposits with other banks and derivatives). The allowance for credit losses comprises the country risk allowance and specific and general allowances for credit risk. It is increased by the annual provision for credit losses less write-offs, net of recoveries.

❖ **Assets under administration**: Assets in respect of which a financial institution provides administrative services such as custodial services, collection of investment income, settlement of purchase and sale transactions and record-keeping. Assets under administration, which are beneficially owned by clients, are not reported on the balance sheet of the institution offering such services.

❖ **Assets under management**: Assets managed by a financial institution that are beneficially owned by clients. Management services are more comprehensive than administrative services, and include selecting investments or offering investment advice. Assets under management, which may also be administered by the financial institution, are not reported on the financial institution's balance sheet.

❖ **Basis point**: Unit of measure equal to one one-hundredth of a percentage point (0.01%).

❖ **Capital ratio**: The ratio of regulatory capital to risk-adjusted assets, expressed as a percentage. The Bank for International Settlements (BIS) distinguishes between two types of capital: Tier 1 capital, or base capital, consists of common shareholders' equity, non-cumulative preferred shareholders' equity and non-controlling interests in subsidiaries less goodwill; Tier 2, or supplementary capital, consists of the book value of other preferred shares and the eligible portion of subordinated debentures as well as the general allowance for credit risk. Total regulatory capital, or total capital, is the sum of the various types of capital less investments in companies subject to significant influence and first loss protection with respect to asset securitization. In accordance with BIS rules, the Superintendent of Financial Institutions Canada defines a third tier of capital intended specifically to cover market risk, which must also be covered by Tier 1 capital.

❖ **Documentary letters of credit**: Documents, issued by the Bank and used in international trade, authorizing a third party to draw drafts on the Bank up to a certain amount under specific terms and conditions and secured by the delivery of the related goods.

❖ **Hedging**: A technique by which derivatives or other financial instruments are used to reduce or offset exposure to changes in interest rates, foreign exchange rates, and equity or commodity prices.

❖ **Impaired loan**: A loan is considered impaired when, in the opinion of Management, there is reasonable doubt as to the payment of principal or interest. Any loan where payments are 90 days past due is considered impaired, unless there is no doubt as to the collectibility of principal and interest.

❖ **Letter of guarantee**: Irrevocable commitment by the Bank to make payments in the event that a client cannot meet its financial obligations to third parties.

❖ **Mark-to-market**: Valuation of securities and derivatives at market prices at the balance sheet date.

❖ **Master netting agreements**: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default on or termination of any one contract.

❖ **Net interest income**: Difference between interest and dividends earned on total assets and interest expense paid on total liabilities. Specifically, net interest income is the difference between what the Bank earns on assets such as loans and securities and what it pays on liabilities such as deposits. Net interest margin corresponds to the ratio of net interest income to average assets.

❖ **Net interest margin**: Net interest income as a percentage of average assets.

❖ **Percentage point**: Unit of measure equal to 1%.

❖ **Provision for credit losses**: Amounts added annually to the allowance for credit losses to bring it to a level deemed adequate, taking into account write-offs and recoveries with respect to specific loans.

❖ **Return on common shareholders' equity (or ROE)**: Net income, less dividends on preferred shares, expressed as a percentage of the average value of common shareholders' equity.

❖ **Risk weighting**: Process by which risk-weighting factors are applied to the face value of certain assets in order to reflect comparable risk levels. Off-balance sheet instruments are converted to balance sheet (or credit) equivalents by adjusting the notional values before applying the appropriate risk-weighting factors. Total risk-weighted assets are used in calculating the various capital ratios according to the rules of the Bank for International Settlements (BIS).

❖ **Securities purchased under reverse repurchase agreements**: Securities purchased by the Bank from a client pursuant to an agreement under which the securities will be resold to the same client on a specified date and at a specified price. Such an agreement is a form of short-term collateralized lending.

❖ **Securities sold under repurchase agreements**: Financial obligations related to securities sold pursuant to an agreement under which the securities will be repurchased on a specified date and at a specified price. Such an agreement is a form of short-term funding.

❖ **Securitization**: Transaction in which certain assets, such as mortgages or credit card receivables, are sold to an entity which finances their acquisition by issuing negotiable securities.

❖ **Taxable equivalent basis**: Calculation method used to gross up certain tax-exempt income (primarily dividends) by the income tax that would have otherwise been payable. The gross-up of such income permits a uniform comparison of the yield on the various types of assets such as net interest income, regardless of their tax treatment.

❖ **Value-at-Risk (VaR)**: Value-at-Risk is one of the Bank's principal market risk management tools. This simulation model calculates maximum daily losses, based on a confidence level of 99%, for the Bank's major categories of financial instruments and its aggregate portfolio.

consolidated financial statements



table of contents

Management's Report

The consolidated financial statements of National Bank of Canada (the "Bank") and the other financial information presented in the Annual Report were prepared by Management, which is responsible for their integrity, including the material estimates and judgments incorporated therein. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

In discharging its responsibilities and ensuring that the Bank's assets are safeguarded, Management maintains the necessary accounting and control systems. These controls include standards for hiring and training personnel, the defining and evaluation of tasks and functions, operating policies and procedures and budget controls.

The Board of Directors (the "Board") is responsible for reviewing and approving the financial information which appears in the Annual Report. Acting through the Audit and Risk Management Committee (the "Committee"), the Board also oversees the presentation of the consolidated financial statements and ensures that accounting and control systems are maintained.

The Committee, composed of directors who are neither officers nor employees of the Bank, is responsible for evaluating internal control procedures on an ongoing basis and reviewing the consolidated financial statements and recommending them to the Board for approval. The Committee oversees a team of internal auditors, which reports to it on a regular basis.

The control systems are further supported by the Bank's observance of the laws and regulations that apply to its operations. The Superintendent of Financial Institutions Canada regularly examines the affairs of the Bank to ensure that the provisions of the *Bank Act* with respect to the safety of the Bank's depositors are being duly observed and that the Bank is in a sound financial condition.

The independent auditors, Samson Blair/Deloitte & Touche, s.e.n.c.r.l., whose report follows, were appointed by the shareholders on the recommendation of the Board. They were given full and unrestricted access to the Committee to discuss their audit and financial reporting matters.

Réal Raymond
President and
Chief Executive Officer

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs

Montreal, December 8, 2005

Auditors' Report

To the Shareholders of National Bank of Canada

We have audited the Consolidated Balance Sheets of National Bank of Canada (the "Bank") as at October 31, 2005 and 2004 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years then ended. These consolidated financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Samson Bélair/Deloitte & Touche, s.e.n.c.r.l.
Chartered Accountants

Montreal, December 8, 2005

Consolidated Statement of Income

Year ended October 31
(millions of dollars)

	Note	2005	2004
Interest income and dividends			
Loans		**2,122**	1,884
Securities		**739**	588
Deposits with financial institutions		**193**	113
		3,054	2,585
Interest expense			
Deposits		**1,113**	800
Subordinated debentures		**100**	99
Other		**404**	323
		1,617	1,222
Net interest income		**1,437**	1,363
Other income			
Financial market fees		**682**	633
Deposit and payment service charges		**201**	200
Trading revenues		**192**	198
Gains on investment account securities, net		**91**	91
Card service revenues		**63**	49
Lending fees		**247**	258
Acceptances, letters of credit and guarantee		**61**	65
Securitization revenues		**195**	180
Foreign exchange revenues		**76**	72
Trust services and mutual funds		**285**	244
Other		**173**	192
		2,266	2,182
Total revenues		**3,703**	3,545
Provision for credit losses	6	**33**	86
Operating expenses			
Salaries and staff benefits		**1,451**	1,359
Occupancy		**184**	200
Computers and equipment		**356**	334
Communications		**81**	77
Professional fees		**136**	118
Other		**291**	300
		2,499	2,388
Income before income taxes and non-controlling interest		**1,171**	1,071
Income taxes	15	**291**	318
		880	753
Non-controlling interest		**25**	28
Net income		**855**	725
Dividends on preferred shares	13	**26**	23
Net income available to common shareholders		**829**	702
Average number of common shares outstanding *(thousands)*	16		
Basic		**166,382**	170,918
Diluted		**168,964**	173,276
Net earnings per common share *(dollars)*	16		
Basic		**4.98**	4.10
Diluted		**4.90**	4.05
Dividends per common share *(dollars)*	13	**1.72**	1.42

Consolidated Balance Sheet

As at October 31
(millions of dollars)

	Note	2005	2004
ASSETS			
Cash		**227**	481
Deposits with financial institutions		**10,087**	5,296
Securities			
Investment account	4	**6,869**	7,446
Trading account	4	**26,183**	20,561
		33,052	28,007
Securities purchased under reverse repurchase agreements		**7,023**	4,496
Loans	5 and 6		
Residential mortgage		**15,677**	15,500
Personal and credit card		**9,796**	7,825
Business and government		**22,096**	18,751
		47,569	42,076
Allowance for credit losses		**(451)**	(578)
		47,118	41,498
Other			
Customers' liability under acceptances		**3,242**	3,076
Fair value of trading derivative financial instruments	18	**2,390**	2,735
Premises and equipment	7	**355**	267
Goodwill	8	**662**	662
Intangible assets	8	**178**	180
Other assets	9	**3,264**	1,799
		10,091	8,719
		107,598	88,497
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	10		
Personal		**26,385**	24,008
Business and government		**29,636**	23,966
Deposit-taking institutions		**5,956**	5,458
		61,977	53,432
Other			
Acceptances		**3,242**	3,076
Obligations related to securities sold short		**15,504**	10,204
Securities sold under repurchase agreements		**12,915**	8,182
Fair value of trading derivative financial instruments	18	**1,846**	2,386
Other liabilities	9	**5,928**	5,235
		39,435	29,083
Subordinated debentures	11	**1,102**	1,408
Non-controlling interest	11	**487**	370
Shareholders' equity			
Preferred shares	13	**400**	375
Common shares	13	**1,565**	1,545
Contributed surplus		**13**	7
Unrealized foreign currency translation adjustments		**(26)**	(10)
Retained earnings		**2,645**	2,287
		4,597	4,204
		107,598	88,497

Réal Raymond
President and Chief Executive Officer

Pierre Bourgie
Director

Consolidated Statement of Changes in Shareholders' Equity

Year ended October 31
(millions of dollars)

	Note	2005	2004
Preferred shares at beginning		**375**	375
Issuance of preferred shares, Series 16		**200**	–
Redemption of preferred shares, Series 13 for cancellation		**(175)**	–
Preferred shares at end	13	**400**	375
Common shares at beginning		**1,545**	1,583
Issuance of common shares			
Dividend Reinvestment and Share Purchase Plan		**12**	12
Stock Option Plan		**46**	30
Repurchase of common shares for cancellation		**(39)**	(80)
Impact of shares acquired or sold for trading purposes		**1**	–
Common shares at end	13	**1,565**	1,545
Contributed surplus at beginning		**7**	2
Stock option expense	14	**6**	5
Contributed surplus at end		**13**	7
Unrealized foreign currency translation adjustments at beginning		**(10)**	6
Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes		**(16)**	(16)
Unrealized foreign currency translation adjustments at end		**(26)**	(10)
Retained earnings at beginning		**2,287**	2,131
Net income		**855**	725
Impact of initial adoption of AcG-15	2	**1**	–
Dividends			
Preferred shares	13	**(26)**	(23)
Common shares	13	**(286)**	(243)
Premium paid on common shares repurchased for cancellation	13	**(185)**	(302)
Share issuance expenses and other, net of income taxes		**(1)**	(1)
Retained earnings at end		**2,645**	2,287
Shareholders' equity		**4,597**	4,204

Consolidated Statement of Cash Flows

Year ended October 31
(millions of dollars)

	Note	**2005**	2004
Cash flows from operating activities			
Net income		**855**	725
Adjustments for:			
Provision for credit losses		**33**	86
Amortization of premises and equipment		**63**	52
Future income taxes		**(31)**	50
Translation adjustment on foreign currency subordinated debentures		**(11)**	(29)
Gains on sale of investment account securities, net		**(91)**	(91)
Gains on asset securitizations and other transfers of receivables, net		**(125)**	(64)
Stock option expense		**6**	5
Change in interest payable		**(73)**	58
Change in interest and dividends receivable		**11**	268
Change in income taxes payable		**6**	(161)
Change in net fair value amounts on trading derivative financial instruments		**(195)**	(116)
Change in trading account securities		**(5,622)**	(1,410)
Excess of pension plan contributions over expenses		**–**	(20)
Change in other items		**(430)**	929
		(5,604)	282
Cash flows from financing activities			
Change in deposits		**8,250**	1,969
Issuance of subordinated debentures		**350**	–
Redemption of subordinated debentures		**(350)**	(79)
Issuance of common shares		**58**	42
Issuance of preferred shares		**200**	–
Repurchase of common shares for cancellation		**(224)**	(382)
Redemption of preferred shares for cancellation		**(175)**	–
Dividends paid on common shares		**(278)**	(179)
Dividends paid on preferred shares		**(27)**	(23)
Change in obligations related to securities sold short		**5,300**	1,747
Change in securities sold under repurchase agreements		**4,733**	(492)
Change in other items		**(19)**	(16)
		17,818	2,587
Cash flows from investing activities			
Change in deposits with financial institutions pledged as collateral		**(3,594)**	(123)
Change in loans		**(8,016)**	(4,851)
Proceeds from securitization of assets and other transfers of receivables		**3,069**	1,648
Maturity of securitized assets		**(706)**	–
Purchases of investment account securities		**(52,611)**	(15,479)
Sales of investment account securities		**53,313**	15,140
Change in securities purchased under reverse repurchase agreements		**(2,527)**	(541)
Consolidation of assets in accordance with AcG-15	2	**(132)**	-
Net acquisitions of premises and equipment		**(67)**	(56)
		(11,271)	(4,262)
Increase (decrease) in cash and cash equivalents		**943**	(1,393)
Cash and cash equivalents at beginning		**5,333**	6,726
Cash and cash equivalents at end		**6,276**	5,333
Cash and cash equivalents			
Cash		**227**	481
Deposits with financial institutions		**10,087**	5,296
Less: amount pledged as collateral		**(4,038)**	(444)
		6,276	5,333
Supplementary information			
Interest paid		**1,589**	1,218
Income taxes paid		**257**	529

Notes to the Consolidated Financial Statements

As at October 31
(millions of dollars)

1 | Summary of Significant Accounting Policies

The consolidated financial statements of National Bank of Canada (the "Bank") were prepared in accordance with Section 308(4) of the *Bank Act*, which states that Canadian generally accepted accounting principles ("GAAP") are to be applied unless otherwise specified by the Superintendent of Financial Institutions Canada (the "Superintendent"). These principles differ in some regards from United States GAAP, as explained in Note 24.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect assets and liabilities, income and other related information. The most significant assets and liabilities subject to estimates are the allowance for credit losses, fair value financial instruments, the valuation of investment account securities, asset securitization, goodwill and intangible assets, pension plans and other employee future benefits, income taxes and the provision for contingencies. If actual results differ from these estimates, the impact is recognized in future periods.

The significant accounting policies used in preparing these consolidated financial statements are summarized below.

Basis of consolidation

The consolidated financial statements include the assets, liabilities and operating results of all subsidiaries after the elimination of intercompany transactions and balances. Since November 1, 2004, in accordance with Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15), as explained in detail in Note 2a, the Bank began consolidating the variable interest entities of which it is the primary beneficiary.

Investments in companies over which the Bank exercises significant influence are accounted for using the equity method and are included in "Other assets" in the Consolidated Balance Sheet. The Bank's share of income (losses) from these companies is included in "Other income" in the Consolidated Statement of Income.

Translation of foreign currencies

The monetary assets and liabilities of the Bank and its integrated branches and subsidiaries denominated in foreign currencies as well as all assets and liabilities of its self-sustaining branches and subsidiaries denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate. Non-monetary assets and liabilities of the Bank and its integrated branches and subsidiaries denominated in foreign currencies are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using average exchange rates.

Translation gains and losses arising from the translation of the financial statements of self-sustaining branches and subsidiaries, including the related impact on hedging and income taxes, are recorded in "Unrealized foreign currency translation adjustments" in the Consolidated Balance Sheet. Translation gains and losses arising from operations in integrated branches and subsidiaries are included in the Consolidated Statement of Income.

Cash and deposits with financial institutions

Cash and deposits with financial institutions consist of cash and cash equivalents. Cash comprises cash on hand, bank notes and coin. Cash equivalents consist of deposits with the Bank of Canada, deposits with financial institutions, including net receivables related to cheques and other items in the clearing process, as well as the net amount of cheques and other items in transit.

Securities

Securities are held, depending on Management's intentions, in the investment or trading account. The Bank records securities transactions on a trade date basis.

Investment account securities are purchased with the intention of holding them to maturity or until market conditions favour other types of investment. Equity securities are stated at acquisition cost if the Bank does not exercise a significant influence over the investee. Debt securities are stated at unamortized acquisition cost, and any premiums or discounts are amortized using the effective yield method over the period to maturity or disposal of the security. Dividend and interest income as well as the amortization of premiums and discounts are recorded in "Interest income and dividends." Gains or losses realized on the disposal of securities, calculated using the average cost method, and any loss in value that is other than a temporary impairment are recorded in "Other income."

Trading account securities generally purchased for resale in the short term are presented at fair value based on publicly disclosed market prices. In the event market prices are not available, the fair value is estimated on the basis of the market prices of similar securities or using other methods. Dividend and interest income are recorded in "Interest income and dividends." Realized and unrealized gains or losses on these securities are recorded in "Other income."

(millions of dollars)

1 | Summary of Significant Accounting Policies (cont.)

Securities purchased under reverse repurchase agreements and sold under repurchase agreements
The Bank purchases securities under reverse repurchase agreements and sells securities under repurchase agreements. Reverse repurchase agreements and repurchase agreements are treated as guaranteed loans and borrowings and are recorded at cost in the Consolidated Balance Sheet. Interest income from reverse repurchase agreements and interest expense under repurchase agreements are recorded on an accrual basis in the Consolidated Statement of Income.

Loans
A loan, other than a credit card loan, is considered impaired when, in the opinion of Management, there is reasonable doubt as to the ultimate collectibility of a portion of principal or interest or where payment of interest is contractually 90 days past due, unless there is no doubt as to the collectibility of the principal or interest. A loan may revert to performing status only when principal and interest payments have become fully current. Credit card loans are written off when payments are more than 180 days in arrears.

When a loan is deemed impaired, interest ceases to be recorded and the carrying value of the loan is adjusted to its estimated realizable amount by writing off all or part of the loan or by taking an allowance for credit losses.

Foreclosed assets held for sale in settlement of an impaired loan are presented at fair value less selling costs at the date of foreclosure. Any difference between the carrying value of the loan before foreclosure and the initially estimated realizable amount of the assets is recorded to "Provision for credit losses." For any subsequent change in their fair value, gains or losses are recognized under "Other income" in the Consolidated Statement of Income. Gains may not exceed losses in value recognized after the date of foreclosure. Revenues generated by foreclosed assets and the related operating expenses are included in the Consolidated Statement of Income under "Other."

Foreclosed assets held for use in settlement of an impaired loan are measured at fair value at the date of foreclosure. Any difference in the carrying value of the loan exceeding fair value is recorded under "Provision for credit losses." These assets are subsequently presented at the date of foreclosure as premises and equipment and are subject to the same accounting rules as those applicable to the premises and equipment to which they relate.

Loan origination fees, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are deferred and amortized to interest income over the term of the loan. If there is a reasonable expectation that a commitment will result in a loan, commitment fees are amortized to interest income over the term of the loan; otherwise, they are included in "Other income" over the term of the commitment. Loan syndication fees are recorded to "Other income," unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases, an appropriate portion of the fees is deferred and amortized to interest income over the term of the loan.

Since the adoption on November 1, 2003 of Section 1100 of the CICA Handbook "Generally Accepted Accounting Principles," certain mortgage loan prepayment fees have been recognized in the Consolidated Statement of Income under "Lending fees" when earned. Prior to November 1, 2003, these fees were deferred and amortized to interest income over the term of the loan. Following the adoption of Section 1100, an unamortized balance of mortgage loan prepayment fees, which amounted to $25 million as at October 31, 2003 ($16 million net of income taxes) was recorded during 2004 in the Consolidated Statement of Income under "Lending fees."

Allowance for credit losses
The allowance for credit losses reflects Management's best estimate of losses in its loan portfolio as at the balance sheet date. The allowance relates primarily to loans, but may also cover the credit risk associated with deposits with other banks, derivative products, loan substitute securities and other credit instruments such as acceptances, letters of guarantee and letters of credit. The allowance for credit losses, which consists of specific allowances for impaired loans, the country risk allowance and the general allowance for credit risk, is increased by the provision for credit losses, which is charged to income, and decreased by the amount of write-offs, net of recoveries.

The specific allowances for impaired loans are established for all such loans that can be identified and for which impairment can be estimated individually, reducing them to their estimated realizable amounts. The estimated realizable amounts are measured by discounting expected future cash flows. For groups of impaired loans consisting of large numbers of homogeneous balances of relatively small amounts, the realizable amounts are determined by discounting expected future cash flows for each group of loans using formulas that take into account past loss experience, economic conditions and other relevant circumstances. No specific allowance is established for credit card loans, as balances are written off if payment has not been received within 180 days.

The allowance for loan impairment in relation to loans to countries designated by the Superintendent is revalued on an ongoing basis according to risk exposure in the various countries and their related economic conditions.

1 Summary of Significant Accounting Policies (cont.)

The allocated general allowance for credit risk represents Management's best estimate of probable losses within the portion of the portfolio that has not yet been specifically identified as impaired. This amount is determined by applying expected loss factors to outstanding and undrawn facilities. The allocated general allowance for corporate and government loans is based on the application of expected default and loss factors, determined by statistical loss migration analysis, delineated by loan type. For more homogeneous portfolios, such as residential mortgage loans, small and medium-sized enterprise loans, personal loans and credit card loans, the allocated general allowance is determined on a product portfolio basis. Losses are determined by the application of loss ratios determined through statistical analysis of loss migration over an economic cycle. The unallocated general allowance for credit risk is based on Management's assessment of probable losses in the portfolio that have not been captured in the determination of the specific allowances for impaired loans, the country risk allowance and the allocated general allowance. This assessment takes into account general economic and business conditions, recent loan loss experience, and trends in credit quality and concentrations. This allowance also reflects model and estimation risks. The unallocated general allowance does not represent future losses or serve as a substitute for the allocated general allowance.

Asset securitization
The Bank securitizes residential and commercial mortgage loans, consumer loans, personal loans and credit card receivables by selling them to qualified special purpose entities or trusts that issue securities to investors. These transactions are recorded as sales when the Bank is deemed to have surrendered control over the assets sold and to have received consideration other than beneficial interests in these assets. Gains and losses on securitization transactions are recognized in income on the transaction date.

As part of securitization transactions, the Bank may retain certain interests in the securitized receivables in the form of subordinated certificates, rights to future excess interest and, in some cases, a cash reserve account. Gains and losses on securitizations, net of transaction fees, are carried in the Consolidated Statement of Income under "Securitization revenues." Gains and losses recognized on the sale of receivables are dependent in part on the allocation of the previous carrying amount of the receivables to the assets sold and the retained interests. This allocation is based on their relative fair value at the date of transfer. Fair value is based on market prices, when available. However, as quotes are usually not available for retained interests, fair value is determined using the present value of expected future cash flows based on assumptions regarding credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved.

Retained interests are recorded at cost and included in investment account securities. Any impairment in the value of retained interests that is other than temporary is recorded in the Consolidated Statement of Income under "Securitization revenues."

The Bank generally transfers receivables on a fully serviced basis. At the time of transfer, a servicing liability is recognized and amortized to income over the term of the transferred assets. This servicing liability is presented in the Consolidated Balance Sheet under "Other liabilities."

Guaranteed mortgage loans
The Bank finances a portion of its residential mortgage loan portfolio through the mortgage-backed securities program provided for in the *National Housing Act*. Under this program, the Bank pools eligible mortgage loans and sells ownership rights in these pools to investors. Investors are paid a pre-set coupon rate and the principal from the underlying mortgages. The Canada Mortgage and Housing Corporation ("CMHC") unconditionally guarantees the payments to the investors. The Bank continues to service the securitized mortgage loans.

The Bank is committed to the CMHC to make sufficient funds regularly available to the paying agent and the transfer agent to pay the amounts due to investors, whether or not the mortgagors have made their payments. Moreover, the Bank must place all funds due to investors at maturity of the securities at the disposal of the paying agent and the transfer agent. Should the Bank default, the CMHC can assign the servicing of the securitized loans to another servicer.

Acceptances and customers' liability under acceptances
The potential liability of the Bank under acceptances is recorded as a liability in the Consolidated Balance Sheet. The Bank's potential recourse against customers is recorded as an equivalent offsetting asset. Fees are recorded in "Other income" in the Consolidated Statement of Income.

1 | Summary of Significant Accounting Policies (cont.)

Premises and equipment

Buildings, equipment and furniture and leasehold improvements are recognized at cost less accumulated amortization and are amortized over their estimated useful lives according to the following methods and rates. Land is recorded at cost.

	Methods	Rates
Buildings	(a) or (b)	2% to 14%
Equipment and furniture	(a) or (b)	20% to 50%
Leasehold improvements	(a)	(c)

(a) straight-line
(b) diminishing balance
(c) over the lease term plus the first renewal option

Goodwill

The purchase method is used to account for the acquisition of subsidiaries. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Goodwill is tested for impairment annually, or more frequently if changes in circumstances indicate that the asset might be impaired, to ensure that the fair value remains greater than or equal to the carrying value. Any excess of the carrying value over the fair value is charged to income for the period during which the impairment has been determined.

Intangible assets

The intangible assets of the Bank result from the acquisition of subsidiaries or groups of assets and are mainly composed of management contracts recorded at fair value at the time of acquisition. Since these assets have indefinite lives, they are not amortized, but are tested for impairment annually, or more frequently if changes in circumstances indicate that they might be impaired. The impairment test consists in comparing the fair value of the asset with its carrying value. Any excess of the carrying value over the fair value is charged to income for the period during which the impairment is determined. Intangible assets with finite useful lives are amortized over their useful lives. These assets are written down when the long-term expectation is that their carrying values will not be recovered. Any excess of the carrying value over the recoverable value is charged to income.

Obligations related to securities sold short

These liabilities represent the Bank's obligation to deliver securities it sold but did not own at the time of sale. Obligations related to securities sold short are recorded as liabilities at fair value; obligations related to securities that are used as hedges are accounted for at unamortized cost. Realized and unrealized gains and losses on trading activities are recorded in "Trading revenues" in the Consolidated Statement of Income.

Gains and losses on securities sold short used for hedging purposes are included in the Consolidated Statement of Income concurrently with the gains and losses on the hedged items.

Income taxes

The Bank provides for income taxes under the asset and liability method. The Bank determines future income tax assets and liabilities based on the differences between the carrying values and the tax bases of assets and liabilities, according to income tax laws and income tax rates enacted or substantively enacted on the date the differences will reverse. Future income tax assets represent tax benefits related to deductions the Bank may claim to reduce its taxable income in future years. No future income tax expense is recorded for the portion of retained earnings of foreign subsidiaries that is permanently reinvested.

Derivative financial instruments

Certain types of derivatives are used to meet the risk management, investment and trading needs of the Bank and its clients.

The main derivative instruments used by the Bank are exchange-traded contracts such as futures and options as well as over-the-counter products such as forwards, options and swaps.

Trading derivatives

Derivatives used to accommodate the needs of clients and enable the Bank to generate income from its trading activities are recognized on a fair value basis. Derivatives with a positive fair value are presented as assets, and derivatives with a negative fair value as liabilities, in the Consolidated Balance Sheet. Realized and unrealized gains and losses on trading activities are recorded in "Other income" in the Consolidated Statement of Income.

1 | Summary of Significant Accounting Policies (cont.)

Non-trading derivatives
The Bank also uses derivative instruments in its own risk management and investment activities.

Derivative instruments used to manage the Bank's own risks, in particular interest and exchange rate risks, are recorded using hedge accounting, when appropriate. Non-trading derivatives that do not qualify for hedge accounting are carried at fair value in assets or liabilities. Realized and unrealized gains and losses on non-trading activities are recorded in "Other income" in the Consolidated Statement of Income.

Hedge accounting
Documentation
The Bank prepares formal documentation for all hedging relationships which identifies the hedging derivative and the specific asset or liability or cash flow being hedged. It also documents the risk management objective and strategy used for all hedging activities. The Bank also systematically determines, at inception of the hedge and over the term of the hedging relationship, whether changes in the fair value or cash flows of the hedged item can be effectively offset by changes in the fair value or cash flows of the hedging derivative.

Recognition
When the derivative is designated and deemed effective as a fair value or cash flow hedge, the related gains and losses are recorded in "Other income" in the Consolidated Statement of Income at the same time as the gains or losses on the assets or liabilities hedged.

Discontinuance of hedge accounting
Realized and unrealized gains and losses on terminated derivatives or derivatives that have ceased to be effective before they expire are presented with assets or liabilities in the Consolidated Balance Sheet and recognized in "Other income" in the period during which the underlying hedged item is recognized. Should the derivative once again qualify for hedge accounting, any fair value already presented in the Consolidated Balance Sheet will be amortized to "Other income" over the remaining term of the hedged item. If a designated hedged item is sold, terminated or expires before the related derivative is terminated, any realized or unrealized gain or loss on the derivative is recognized in "Other income" in the Consolidated Statement of Income.

Equity-linked deposit contracts
The Bank recognizes the fair value of certain deposit obligations that vary according to the performance of certain securities or equity indexes and entitle investors, after a predetermined period, to receive a given percentage of their capital or a variable amount, whichever is greater, based on the performance of an equity index or shares. Future fluctuations in fair value are reflected in the Consolidated Statement of Income as they arise.

Insurance revenues and expenses
Premiums less claims and changes in actuarial liabilities are reflected in "Other income." Income from securities held by the insurance subsidiaries is included in "Interest income and dividends" in the Consolidated Statement of Income. Amortization of deferred gains and losses on the disposal of securities is included in "Other income." Administrative costs are recorded in "Operating expenses" in the Consolidated Statement of Income.

Assets under administration and assets under management
The Bank administers and manages assets that are owned by clients but which are not reflected on the Consolidated Balance Sheet. Asset management fees are earned for providing investment and mutual fund management services. Asset administration fees are earned for providing trust, estate administration and custodial services. Fees are recognized in "Other income" as the services are provided.

Employee future benefits
The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans. The Bank also offers its employees certain post-retirement and post-employment benefits, compensated leave and termination benefits (non-pension employee benefits), which are generally not funded. These benefits include healthcare, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire at certain retirement ages. Employees eligible for post-employment benefits are those on long-term disability or maternity leave.

The Bank records its benefit obligation under employee pension plans and the related costs net of plan assets.

1 Summary of Significant Accounting Policies (cont.)

Actuarial valuations are made periodically to determine the present value of plan obligations. The actuarial valuation of accrued pension and post-retirement benefit obligations is based on the projected benefit method prorated on services using the most likely assumptions according to Management as regards future salary levels, cost escalation, retirement age and other actuarial factors. The accrued benefit obligation is valued using market rates as at the measurement date. With regard to the expected long-term returns on plan assets used to calculate pension expense, most of the fixed-income securities in the plans are measured using fair value while equity securities and other assets are measured using a market-related value. This value takes into account the changes in the fair value of assets over a three-year period. Prior to November 1, 2003, all portfolio securities were valued at market-related values. The impact of this change for the years ended October 31, 2005 and 2004 is negligible.

The cost of pension and other post-retirement benefits earned by employees is established by calculating the sum of the following: the current period accrued benefit cost; the notional interest on the actuarial liability of the plans and the expected long-term return on plan assets; the amortization, over the average remaining service lives of employees, of actuarial gains and losses; and the amounts resulting from changes made to the assumptions and the plans. The cumulative excess of pension plan contributions over the amounts recorded as expenses is recognized in "Other assets" in the Consolidated Balance Sheet while the cumulative cost of post-retirement benefits, net of disbursements, is recognized in "Other liabilities."

Past service costs arising from amendments to the plans are amortized on a straight-line basis over the average remaining service period of active employees on the date of the amendments. The portion of the net actuarial gain or loss which exceeds 10% of either the accrued benefit obligation or the fair value of plan assets, whichever is higher, is amortized over the average remaining service period of active employees. This average remaining service period varies from 9 to 12 years depending on the plan. When the restructuring of an employee benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Stock-based compensation plans

Rights awarded under the Bank's Stock Appreciation Rights (SAR) Plan are recorded at intrinsic value by measuring, on an ongoing basis, the excess of the stock price over the exercise price of the option. The Bank's obligation, which results from the variation in the stock's market price, is recognized in income on a straight-line basis over the vesting period, i.e., four years, and the corresponding amount is included in "Other liabilities." When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized by increasing or decreasing the compensation expense for the period in which the variations occur.

The Bank has used the fair value based method to account for stock options awarded under its stock option plan since November 1, 2002. The fair value of the stock options is estimated on the award date using the Black-Scholes model.

This cost is recognized on a straight-line basis over the vesting period, i.e., four years, as an increase in compensation expense and contributed surplus. When the options are exercised, the contributed surplus is credited to common share paid-up capital. The proceeds received from the employees when these options are exercised are also credited to common share paid-up capital. The exercise price of each option awarded is equal to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the business day preceding the date of the award.

The Bank also offers a Deferred Stock Unit (DSU) Plan for Officers intended for certain members of senior management and other key employees of the Bank and its subsidiaries. Under the Plan, a portion of the value of the officer's compensation is tied to the future value of the Bank's common shares as an incentive award. A DSU is a right whose value corresponds to the market value of a common share of the Bank at the time the DSU is awarded. DSUs vest according to specific criteria and on the dates established in the officer's award letter. Additional DSUs are allocated to the officer's account in proportion to the dividends paid on common shares of the Bank. DSUs can only be exercised when the officer retires or ceases to be a Bank employee. The compensation expense for this plan is recorded in the year the incentive award vests to the officer. Any change in the value of DSUs is recorded as an increase or decrease in compensation expense and the corresponding amount is reflected in "Other liabilities" in the Consolidated Balance Sheet.

The Bank's Restricted Stock Unit (RSU) Plan is intended for all officers designated as eligible persons (the "participants") by a committee or the Board of Directors of the Bank, provided they are employees of the Bank or of one of its subsidiaries. The purpose of the Plan is to directly link a portion of the compensation of designated officers to the growth in shareholder value. The amount granted to a participant at the award date is converted into phantom restricted stock units conditional on the participant remaining in the Bank's employ for a set period of time. The participant's account is credited with additional RSUs when dividends are paid. RSUs vest to the participant and expire on the last day of the 35th month following the award date. Any change in the value of RSUs is recorded as an increase or decrease in compensation expense and the corresponding amount is reflected in "Other liabilities" in the Consolidated Balance Sheet.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

2 | Changes in Accounting Policies

2a. Recent Accounting Standards Adopted

Variable interest entities

On November 1, 2004, the Bank adopted CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" to certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or that absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The impact of the application of this standard was an increase in "Premises and equipment" of $84 million, "Securities" of $48 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $44 million, and "Retained earnings" of $1 million. Prior period consolidated financial statements have not been restated for this Guideline.

The VIEs in which the Bank holds a significant variable interest but of which it is not the primary beneficiary under AcG-15 are described below. The maximum risk of loss arising from these variable interests is primarily the investments in these entities and the backstop liquidity facilities granted to them in the event of a market disruption and the fair value of the derivatives contracts concluded with these entities.

Securitization entities

The Bank carries out transactions in which certain assets such as mortgage loans, credit card receivables and personal loans are sold to entities that finance these purchases through the issuance of term bonds or commercial paper. These entities are qualified special purpose entities under CICA Accounting Guideline No. 12 "Transfers of Receivables" (AcG-12) and are therefore exempt from the consolidation requirements under AcG-15. Asset securitization operations are described in Note 3 to the consolidated financial statements. The Bank provides backstop liquidity facilities under a commercial paper conduit program. The details of these facilities are presented in Note 17 to the consolidated financial statements. Moreover, the Bank has concluded a derivative contract with one of these special purpose entities. The fair value of this derivative is presented on the Bank's Consolidated Balance Sheet.

Multi-seller special purpose entities (SPEs)

The Bank administers a multi-seller SPE that purchases financial assets from clients and finances these purchases through the issuance of commercial paper. Clients use this multi-seller SPE to diversify their sources of financing and reduce financing costs while continuing to manage the financial assets and providing some first loss protection. The Bank does not have any ownership interest in this SPE and, under AcG-15, is not required to consolidate it. The Bank acts as a financial agent and trustee and provides administrative and transaction structuring services to this SPE. The Bank does not provide any credit protection; it does, however, provide backstop liquidity facilities under the commercial paper program. Note 17 to the consolidated financial statements provides information on these backstop liquidity facilities. The rights to collect fees for all services rendered to this SPE are variable interests. In order to meet the needs of investors, the Bank has concluded derivative contracts with this SPE, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of the SPE were $1.2 billion as at October 31, 2005.

The Bank also acts as a financial agent and administrator for three other trusts. These trusts issue and sell to purchasers fixed/adjustable rate debt securities backed by mortgage-backed securities, asset-backed securities, structured financial securities, synthetic corporate exposures and other securities. The Bank does not have any ownership position in these trusts and is not required to consolidate them under AcG-15. The rights to collect fees represent variable interests. The Bank concluded derivative contracts with some of these trusts the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of these trusts were $3.9 billion as at October 31, 2005.

Investment funds

As part of its investment banking operations, the Bank invests in several limited liability partnerships and incorporated entities. These investment companies in turn invest in operating companies with a view to reselling these investments at a profit over the medium or long term. The Bank does not intervene in the operations of these entities; its only role is that of investor. The Bank is not required to consolidate these entities under AcG-15 as it does not absorb the majority of the expected losses and/or receive the majority of the expected residual returns of these entities. As at October 31, 2005, the recorded value of the Bank's total investment was $144 million. The total assets of all these entities amounted to $2.6 billion. Moreover, the Bank has commitments to invest in these entities. These commitments are disclosed in Note 17 to the consolidated financial statements.

(millions of dollars)

2 | Changes in Accounting Policies (cont.)

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies" (AcG-18). Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. AcG-18 sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The Bank applied the provisions of this Guideline prospectively as of November 1, 2004 and its impact is negligible.

2b. Recent Accounting Standards Pending Adoption

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges," and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be recorded in other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement, "Statement of Comprehensive Income," will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

3 | Transfers of Receivables

Asset securitization

Mortgage loans

During 2005, the Bank securitized $2,130 million of guaranteed residential mortgage loans (2004: $1,527 million) through the creation of mortgage-backed securities. The Bank sold $1,844 million of these securities (2004: $1,527 million) and $10 million of mortgage-backed securities created in October 2001. Mortgage-backed securities created and unsold remain in the Consolidated Balance Sheet under "Securities – Investment account." The Bank received net cash proceeds of $1,845 million (2004: $1,520 million) and retained the rights to the excess spread of $79 million (2004: $47 million) earned on the mortgage loans. The Bank also recorded a servicing liability of $11 million (2004: $9 million). A pre-tax gain of $59 million (2004: $31 million), net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues."

Personal loans

Since fiscal 2002, the Bank has sold fixed-rate personal loans on a revolving basis to a trust. A series of notes totaling $206 million issued by this trust in 2002 matured during fiscal 2005. The two remaining series of notes outstanding represent $309 million as at October 31, 2005.

Credit card receivables

Under a 1998 agreement, the Bank sells credit card receivables on a revolving basis to a trust. During 2005, the Bank sold an additional $800 million of its credit card receivables. The Bank received cash proceeds of $795 million and retained the rights to the excess spread of $21 million generated on the receivables, net of any credit losses. The Bank also recorded a servicing liability of approximately $4 million and recognized a pre-tax gain of approximately $12 million, net of transaction fees of $5 million. Following this sale and the maturity of certificates totaling $500 million during fiscal 2005 (maturity of $200 million in 2004), gross securitized credit card receivables outstanding increased from $900 million as at October 31, 2004 to $1.2 billion as at October 31, 2005.

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

3 | Transfers of Receivables (cont.)

Key assumptions

The key assumptions used to measure the fair value of retained interests as at the securitization date for transactions carried out during 2005 and 2004 were as follows:

	Guaranteed mortgage loans		Credit card receivables		Personal loans	
	2005	2004	**2005**	2004	**2005**	2004
Weighted average term (months)	**27.5**	27.1	**–**	–	**13.1**	13.3
Payment rate	**–**	–	**31.6%**	31.2%	**–**	–
Prepayment rate	**20.0%**	20.0%	**–**	–	**30.0%**	30.0%
Excess spread, net of credit losses	**1.8%**	1.3%	**10.4%**	10.3%	**1.3%**	1.8%
Expected credit losses	**–**	–.	**3.5%**	3.4%	**1.7%**	1.2%
Discount rate	**3.3%**	3.9%	**17.0%(1)**	21.0%	**17.0%(1)**	21.0%

(1) Since August 1, 2005 (previously 21%)

The table below presents certain amounts recorded in the consolidated financial statements with respect to securitization operations:

	Securitization revenues		Investment account securities				Other liabilities	
	Gains (losses) on sale of assets		Retained interests		Cash deposits at a trust		Servicing liability	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Mortgage loans								
– Guaranteed	**59**	31	**125**	99	**–**	–	**19**	16
– Other(1)	**–**	–	**–**	–	**20**	20	**–**	–
Credit card receivables	**69**	38	**31**	13	**2**	5	**6**	3
Personal loans	**(1)**	(2)	**2**	7	**16**	26	**2**	4
Total	**127**	67	**158**	119	**38**	51	**27**	23

(1) During 2000, the Bank sold uninsured mortgage loans on properties with five or more units to a trust.

The table below presents total securitized assets and certain credit data on securitized assets:

	2005			2004		
	Securitized assets	**Impaired loans**	**Net credit losses**	Securitized assets	Impaired loans	Net credit losses
Mortgage loans						
– Guaranteed	**4,395(1)**	**–**	**–**	3,520	–	–
– Other	**186**	**–**	**–**	293(1)	–	–
Credit card receivables	**1,200**	**7**	**41**	900	4	40
Consumer loans(3)	**–**	**–**	**–**	–	–	1
Personal loans	**222(2)**	**1**	**6**	515	3	8
Total	**6,003**	**8**	**47**	5,228	7	49

(1) Includes $243 million of mortgage-backed securities created and unsold in 2005 (2004: $243 million). These securities are presented in the Consolidated Balance Sheet under "Securities – Investment account."

(2) The trust that holds personal loans also holds $87 million of mortgage-backed securities created by the Bank in 2005.

(3) During 2001, the Bank sold consumer loans to a trust. The Bank terminated this program in March 2004. At that time, outstanding loans represented less than 10% of the portfolio originally sold.

(millions of dollars)

3 Transfers of Receivables (cont.)

The table below summarizes certain cash flows received from securitization vehicles:

	Guaranteed mortgage loans		Credit card receivables		Personal loans	
	2005	2004	**2005**	2004	**2005**	2004
Proceeds from new securitizations	**1,845**	1,520	**795**	–	**–**	–
Proceeds collected and reinvested in revolving securitizations	**–**	–	**3,092**	3,273	**268**	377
Cash flows from retained interests in securitizations	**60**	55	**81**	64	**16**	27

As at October 31, the sensitivity of the current fair value of these retained interests to immediate 10% and 20% adverse changes in key assumptions was as follows:

Sensitivity of key assumptions to adverse changes

Assumptions	Guaranteed mortgage loans		Credit card receivables		Personal loans	
	2005	2004	**2005**	2004	**2005**	2004
Prepayment rate	**20.0%**	20.0%	**31.5%**	31.2%	**30.0%**	30.0%
Impact on fair value of 10% adverse change	**$ (3.4)**	$ (2.6)	**$(2.2)**	$(0.9)	**$(0.0)**	$(0.2)
Impact on fair value of 20% adverse change	**$ (6.7)**	$ (5.2)	**$(4.1)**	$(1.7)	**$(0.1)**	$(0.4)
Excess spread, net of credit losses	**1.6%**	1.5%	**10.4%**	10.3%	**1.3%**	1.8%
Impact on fair value of 10% adverse change	**$(12.5)**	$ (9.9)	**$(3.1)**	$(1.3)	**$(0.2)**	$(1.3)
Impact on fair value of 20% adverse change	**$(25.1)**	$(19.7)	**$(6.3)**	$(2.7)	**$(0.5)**	$(2.6)
Discount rate	**3.8%**	4.2%	**17.0%[1]**	21.0%	**17.0%[1]**	21.0%
Impact on fair value of 10% adverse change	**$ (0.5)**	$ (0.4)	**$(0.1)**	$(0.1)	**$(0.3)**	$(0.6)
Impact on fair value of 20% adverse change	**$ (0.9)**	$ (0.8)	**$(0.2)**	$(0.1)	**$(0.6)**	$(1.1)
Servicing	**0.3%**	0.3%	**2.0%**	2.0%	**1.0%**	1.0%
Impact on fair value of 10% adverse change	**$ (1.9)**	$ (1.6)	**$(0.6)**	$(0.3)	**$(0.2)**	$(0.4)
Impact on fair value of 20% adverse change	**$ (3.8)**	$ (3.3)	**$(1.2)**	$(0.5)	**$(0.4)**	$(0.8)

(1) Since August 1, 2005 (previously 21%)

These sensitivities are hypothetical and should be used with caution. Changes in fair value attributable to changes in assumptions generally cannot be extrapolated because the relationship between the change in the assumption and the change in fair value may not be linear. Changes affecting one factor may result in changes to another, which might magnify or counteract the sensitivities attributable to changes in assumptions.

Other transfers

Mortgage loans

During fiscal 2005, the Bank sold $431 million (2004: $131 million) of insured and uninsured mortgage loans to a mutual fund of the Bank. The Bank received net cash proceeds of $429 million (2004: $128 million) and recorded a pre-tax loss of $2 million (2004: $3 million) on the Consolidated Statement of Income under "Other income – Other." Total outstanding insured and uninsured mortgage loans sold to this mutual fund represent $541 million as at October 31, 2005 ($208 million as at October 31, 2004).

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

4 | Securities

Securities held are as follows:

	Under 1 year	1 to 5 years	5 to 10 years	Over 10 years	No maturity	**2005 Total**	2004 Total
Investment account							
Securities issued or guaranteed by							
Canada							
Unamortized cost	455	1,627	102	23	75	**2,282**	2,393
Provinces							
Unamortized cost	98	48	172	68	–	**386**	150
Municipalities or school boards							
Unamortized cost	–	–	34	–	–	**34**	2
U.S. Treasury and other U.S. agencies							
Unamortized cost	38	969	–	–	–	**1,007**	263
Other debt securities							
Unamortized cost	544	599	385	111	209	**1,848**	3,491
Equity securities							
Cost	66	190	16	11	1,029	**1,312**	1,147
Total carrying value	1,201	3,433	709	213	1,313	**6,869**	7,446
Trading account							
Securities issued or guaranteed by							
Canada	5,058	1,962	660	340	–	**8,020**	8,231
Provinces	1,583	1,642	644	1,097	–	**4,966**	3,574
Municipalities or school boards	86	216	125	43	–	**470**	434
U.S. Treasury and other U.S. agencies	–	–	–	–	–	**–**	2,004
Other debt securities	1,087	3,230	897	827	–	**6,041**	2,776
Equity securities	3	15	1	–	6,667	**6,686**	3,542
	7,817	7,065	2,327	2,307	6,667	**26,183**	20,561
Total carrying value of securities						**33,052**	28,007

Gross unrealized gains (losses) are as follows:

	2005				2004			
	Carrying Value	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**	Carrying Value	Gross unrealized gains	Gross unrealized losses	Fair value
Investment account								
Securities issued or guaranteed by								
Canada	**2,282**	**26**	**(4)**	**2,304**	2,393	42	–	2,435
Provinces	**386**	**8**	**(3)**	**391**	150	6	–	156
Municipalities or school boards	**34**	**–**	**–**	**34**	2	–	–	2
U.S. Treasury and other U.S. agencies	**1,007**	**–**	**(14)**	**993**	263	2	–	265
Other debt securities	**1,848**	**6**	**(11)**	**1,843**	3,491	24	(6)	3,509
Equity securities	**1,312**	**109**	**(43)**	**1,378**	1,147	83	(27)	1,203
Total investment account	**6,869**	**149**	**(75)**	**6,943**	7,446	157	(33)	7,570

(millions of dollars)

5 | Loans and Impaired Loans

	Term to maturity					Impaired loans		
	Less than 1 year	1 year	2-5 years	More than 5 years	Total gross amount	Gross	Specific allowances	Net balance
October 31, 2005								
Residential mortgage	9,803	1,904	3,814	156	**15,677**	**10**	**2**	**8**
Personal and credit card	8,782	534	419	61	**9,796**	**35**	**18**	**17**
Business and government	13,454	642	1,475	6,525	**22,096**	**215**	**123**	**92**
	32,039	3,080	5,708	6,742	**47,569**	**260**	**143**	**117**
General allowance[1]								**(308)**
Impaired loans, net of specific and general allowances								**(191)**
October 31, 2004								
Residential mortgage	8,959	2,370	3,907	264	15,500	4	2	2
Personal and credit card	6,818	517	431	59	7,825	31	17	14
Business and government	12,476	660	1,137	4,478	18,751	353	209	144
	28,253	3,547	5,475	4,801	42,076	388	228	160
General allowance[1]								(350)
Impaired loans, net of specific and general allowances								(190)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

6 | Allowance for Credit Losses

The changes made to allowances during the past two years are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	Country risk allowance	**2005 Total**
Allowances at beginning	228	272	78	–	**578**
Provision for credit losses	75	(31)	(11)	–	**33**
Write-offs	(215)	–	–	–	**(215)**
Recoveries	55	–	–	–	**55**
Allowances at end	143	241	67	–	**451**

	Specific allowances	Allocated general allowance	Unallocated general allowance	Country risk allowance	2004 Total
Allowances at beginning	206	300	105	19	630
Provision for credit losses	141	(28)	(27)	–	86
Write-offs	(178)	–	–	(19)	(197)
Recoveries	59	–	–	–	59
Allowances at end	228	272	78	–	578

(millions of dollars)

7 | Premises and Equipment

	Cost	Accumulated amortization	**2005 Net carrying value**	2004 Net carrying value
Land	18	–	**18**	8
Buildings	189	90	**99**	35
Equipment and furniture	565	433	**132**	123
Leasehold improvements	348	242	**106**	101
	1,120	765	**355**	267
Amortization for the year recorded in the Consolidated Statement of Income			**63**	52

8 | Goodwill and Intangible Assets

The Bank performs an annual impairment test of goodwill and intangible assets with indefinite lives. No impairment loss was recorded in 2005 or 2004.

The change in the carrying value of goodwill is as follows:

	Personal and Commercial	Wealth Management	Financial Markets	Total
Balance as at October 31, 2003	61	407	192	660
Acquisitions	–	1	–	1
Other	(12)	13	–	1
Balance as at October 31, 2004	49	421	192	662
Acquisitions	–	–	–	–
Other	–	–	–	–
Balance as at October 31, 2005	**49**	**421**	**192**	**662**

Intangible assets are:

	Cost	Accumulated amortization	**2005 Net carrying value**	2004 Net carrying value
Trademarks[1]	11	–	**11**	11
Management contracts[1]	160	–	**160**	160
Other	16	9	**7**	9
Total	187	9	**178**	180

(1) Not subject to amortization

(millions of dollars)

9 | Other Assets and Other Liabilities

	Other assets		Other liabilities	
	2005	2004	**2005**	2004
Interest and dividends receivable (payable)	**322**	333	**(627)**	(692)
Income taxes payable	**-**	-	**(135)**	(129)
Prepaid expenses and deferred amounts	**386**	378	**-**	-
Future income tax assets (liabilities) *(Note 15)*	**137**	100	**(40)**	(31)
Trade and other payables	**-**	-	**(1,724)**	(1,946)
Brokers' client accounts	**1,589**	73	**(1,562)**	(371)
Investments in companies subject to significant influence	**116**	119	**-**	-
Accrued benefit asset (liability) *(Note 12)*	**353**	358	**(105)**	(98)
Insurance-related obligations	**-**	-	**(82)**	(92)
Subsidiaries' debts to third parties	**-**	-	**(768)**	(745)
Accounts payable and deferred income	**-**	-	**(301)**	(344)
Other	**361**	438	**(584)**	(787)
	3,264	1,799	**(5,928)**	(5,235)

10 | Deposits

	Payable on demand	Payable after notice	Payable on a fixed date	**2005 Total**	2004 Total
Personal	2,258	9,600	14,527	**26,385**	24,008
Business and government	8,831	5,593	15,212	**29,636**	23,966
Deposit-taking institutions	1,625	44	4,287	**5,956**	5,458
	12,714	15,237	34,026	**61,977**	53,432

11 | Subordinated Debentures and Non-Controlling Interest

Subordonated debentures

Subordinated debentures represent direct unsecured obligations, in the form of notes and debentures, to the Bank's debt holders. The rights of the holders of the Bank's notes and debentures are subordinate to the claims of depositors and certain other creditors. Approval from the Superintendent is required before the Bank can redeem its subordinated debentures in whole or in part.

During the fiscal year ended October 31, 2005, the Bank issued a total of $350 million of subordinated debentures under its Canadian Medium Term Note Program. The issue, Series 3 Medium Term Notes, matures in December 2019. Interest on this issue is payable semi-annually at a fixed rate of 4.926% until December 22, 2014, and thereafter, quarterly to maturity at a floating rate equal to the rate on three-month bankers' acceptances plus 1.00%.

The Bank redeemed a subordinated debenture in the amount of $350 million, maturing June 7, 2010, at a rate of 6.90%. In October 2005, the Bank also converted a US $250 million debenture, maturing in November 2009, into deposit notes.

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

11 Subordinated Debentures and Non-Controlling Interest (cont.)

Maturity date		Interest rate	Characteristics	Denominated in foreign currency	2005	2004
November	2009	7.75%	Convertible into deposit notes at the Bank's option	US 250	**-**	305
June	2010	6.90%[1]	Redeemable since June 7, 2005		**-**	350
October	2011	7.50%[2]	Redeemable since October 17, 2001		**150**	150
October	2012	6.25%[3]	Not redeemable prior to October 31, 2007		**300**	300
April	2014	5.70%[4]	Redeemable since April 16, 2004		**250**	250
December	2019	4.926%[5]	Not redeemable prior to December 22, 2014		**350**	-
February	2087	Floating[6]	Redeemable at the Bank's option since February 28, 1993	US 44	**52**	53
Total					**1,102**	1,408

(1) Bearing interest at a rate of 6.90% until June 7, 2005, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.
(2) Bearing interest at a rate of 7.50% until October 17, 2006, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.
(3) Bearing interest at a rate of 6.25% until October 31, 2007, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%
(4) Bearing interest at a rate of 5.70% until April 16, 2009, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.
(5) Bearing interest at a rate of 4.926% until December 22, 2014, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.
(6) Bearing interest at an annual rate of 1/8% above LIBOR.

The subordinated debenture maturities are as follows:

2006	-
2007	-
2008	-
2009	-
2010	-
2011 to 2015	700
2016 and thereafter	402
	1,102

On November 2, 2005, the Bank issued $500 million of subordinated debentures that mature in 2020. Interest at the annual rate of 4.70% is payable semi-annually on May 2 and November 2 of each year.

Non-controlling interest

	Denominated in foreign currency	2005	2004
300,000 preferred shares, Series A, exchangeable, non-cumulative dividends, issued by NB Capital Corporation [1]	US 300	**355**	365
Mutual funds consolidated in accordance with AcG-15		**124**	-
Other		**8**	5
Total		**487**	370

(1) Annual dividend of 8.35% payable quarterly on March 31, June 30, September 30 and December 31. These preferred shares are non-voting shares, subordinated to common shares. They are redeemable at the issuer's option as of September 3, 2007. The preferred shares, whose liquidation price is US $1,000 per share, are traded on the New York Stock Exchange in the form of depositary shares representing 1/40 of each share. Each preferred share shall automatically be exchanged for a new preferred share of the Bank if one of the following events occurs: i) the Bank defaults on the dividend payment for its first preferred shares; ii) the Bank's Tier 1 capital ratio is less than 4% or the total capital ratio is less than 8%; or iii) at the request of the Superintendent, in accordance with Section 485(3) of the Bank Act.

(millions of dollars)

12 | Employee Future Benefits

The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans.

The effective dates of the most recent actuarial valuations and those of compulsory future valuations to ensure the funded status of these plans are:

	Date of most recent actuarial valuation	Date of compulsory actuarial valuation
Employee pension plan	December 31, 2004	December 31, 2007
Pension plan for designated employees	December 31, 2004	December 31, 2007
Post-Retirement Allowance Program	December 31, 2004	December 31, 2006

The Bank's employee pension plans provide for the payment of benefits based on length of service and final average earnings of the employees covered by the plans. The Bank also offers various complementary, contributory insurance plans to eligible current and retired employees, their spouses and their dependants. However, these benefit plans are not funded.

The following tables describe the Bank's commitments and costs for these employee future benefits. The measurement date used is October 31 of each year.

Accrued benefit asset (liability)

	Pension benefit plans		Other benefit plans	
	2005	2004	**2005**	2004
Accrued benefit obligation				
Balance at beginning	**1,480**	1,305	**116**	104
Current service cost	**37**	31	**4**	4
Interest cost	**95**	89	**8**	7
Employee contributions	**16**	15	**–**	–
Benefits paid	**(64)**	(56)	**(5)**	(5)
Plan amendments	**24**	–	**–**	–
Actuarial losses	**143**	96	**13**	6
Balance at end	**1,731**	1,480	**136**	116
Plan assets				
Fair value at beginning	**1,478**	1,366	**–**	–
Actual return on plan assets	**162**	104	**–**	–
Bank contributions	**46**	49	**–**	–
Employee contributions	**16**	15	**–**	–
Benefits paid	**(64)**	(56)	**–**	–
Fair value at end	**1,638**	1,478	**–**	–
Funded status – plan deficit	**(93)**	(3)	**(136)**	(116)
Unamortized net actuarial losses	**412**	346	**31**	18
Unamortized past service costs	**34**	15	**–**	–
Accrued benefit asset (liability) at end	**353**	358	**(105)**	(98)

The accrued benefit asset (liability) is presented as follows in the Consolidated Balance Sheet:

	Pension benefit plans		Other benefit plans	
	2005	2004	**2005**	2004
Accrued benefit asset included in "Other assets"	**353**	358	**–**	–
Accrued benefit liability included in "Other liabilities"	**–**	–	**(105)**	(98)
Net amount recorded as at October 31	**353**	358	**(105)**	(98)

(millions of dollars)

12 | Employee Future Benefits (cont.)

Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of benefit plans with accrued benefit obligations in excess of plan assets:

	2005	2004
Fair value of plan assets	**1,541**	1,390
Accrued benefit obligation	**1,664**	1,424
Funded status – plan deficit	**(123)**	(34)

As at October 31, plan assets consist of:

	2005	2004
	%	%
Asset category		
Money market	**7**	5
Bonds	**27**	28
Equities	**54**	56
Other	**12**	11
	100	100

Plan assets include investment securities issued by the Bank. As at October 31, 2005, these investments totaled $128 million (2004: $128 million).

In fiscal 2005, the Bank and its subsidiaries received close to $5 million (2004: $5 million) in management fees for related management, administration and custodial services.

Elements of defined benefit expense for the years ended October 31:

	Pension benefit plans		Other benefit plans	
	2005	2004	**2005**	2004
Current service cost	**37**	31	**4**	4
Interest cost	**95**	89	**8**	7
Actual return on plan assets	**(162)**	(104)	**–**	–
Actuarial losses on obligation	**143**	96	**13**	6
Plan amendments	**24**	–	**–**	–
Curtailment and settlement loss	**–**	2	**–**	–
Expense before adjustments to recognize the long-term nature of employee future benefits	**137**	114	**25**	17
Difference between expected return and actual return on plan assets for year	**59**	5	**–**	–
Difference between actuarial gains recognized for year and actual actuarial gains on accrued benefit obligation for year	**(125)**	(83)	**(12)**	(6)
Difference between amortization of past service costs for year and actual plan amendments for year	**(20)**	2	**–**	–
Defined benefit expense	**51**	38	**13**	11

(millions of dollars)

12 | Employee Future Benefits (cont.)

The significant assumptions used by the Bank are as follows (weighted average):

	Pension benefit plans		Other benefit plans	
	2005	2004	**2005**	2004
	%	%	**%**	%
Accrued benefit obligation as of October 31				
Discount rate	**5.50**	6.25	**5.75**	6.50
Rate of compensation increase	**3.50**	4.00	**3.50**	4.00
Defined benefit expense for years ended October 31				
Discount rate	**6.25**	6.75	**6.50**	6.75
Expected long-term rate of return on plan assets	**7.25**	7.50	**–**	–
Rate of compensation increase	**4.00**	4.00	**4.00**	4.00

For measurement purposes, a 6.9% annual rate of increase (2004: 7.7%) in the per capita cost of covered healthcare benefits was assumed for 2005. The rate was assumed to decrease gradually to reach 5.9% in 2008 and remain at that level thereafter.

Sensitivity of key assumptions in 2005

Pension benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	62	7
Impact of a 0.25% change in the assumption regarding the expected long-term rate of return on plan assets	–	4
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	13	3

Other benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	5	1
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	–	–
Impact of a 1.00% increase in the expected healthcare cost trend rate	16	3
Impact of a 1.00% decrease in the expected healthcare cost trend rate	(14)	(2)

The sensitivity analysis presented in the above table must be used with caution given that the changes are hypothetical and the changes in each significant assumption may not be linear.

Cash payments for employee future benefits for the years ended October 31 are as follows:

	2005	2004
Bank pension benefit plan contributions	**46**	49
Benefits paid under other benefit plans	**5**	5

(millions of dollars)

13 | Capital Stock

Authorized

First preferred shares

An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $1 billion.

Second preferred shares

15 million shares, without par value, issuable for a maximum aggregate consideration of $300 million.

Common shares

An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $3 billion.

				2005
Shares outstanding and dividends declared		**Shares**		**Dividends**
	Number of shares	**$**	**$**	**per share**
First preferred shares				
Series 13	**-**	**-**	**8**	**1.2000**
Series 15	**8,000,000**	**200**	**12**	**1.4625**
Series 16	**8,000,000**	**200**	**6**	**0.8089**
Preferred shares and dividends	**16,000,000**	**400**	**26**	
Common shares at beginning	**167,430,253**	**1,545**		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	**239,374**	**12**		
Stock Option Plan	**1,773,463**	**46**		
Repurchase of common shares	**(4,178,900)**	**(39)**		
Impact of shares purchased or sold for trading	**70,712**	**1**		
Common shares at end and dividends	**165,334,902**	**1,565**	**286**	**1.7200**
Total dividends			**312**	

				2004
Shares outstanding and dividends declared		Shares		Dividends
	Number of shares	$	$	per share
First preferred shares				
Series 13	7,000,000	175	11	1.6000
Series 15	8,000,000	200	12	1.4625
Preferred shares and dividends	15,000,000	375	23	
Common shares at beginning	174,619,903	1,583		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	286,745	12		
Stock Option Plan	1,223,605	30		
Repurchase of common shares	(8,700,000)	(80)		
Common shares at end and dividends	167,430,253	1,545	243	1.4200
Total dividends			266	

Characteristics of first preferred shares *(amounts in dollars)*

Series 13

Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent and upon notice of not more than 60 and not less than 30 days, i) on August 15, 2005 and on the last day of each period of five years plus one day thereafter (conversion date), in whole at any time or in part from time to time, at a price equal to $25.00 per share plus all declared and unpaid dividends at the date fixed for redemption and, ii) after August 15, 2005, other than on a conversion date, in whole but not in part, at a price equal to $25.50 per share, plus all declared and unpaid dividends at the date fixed for redemption; non-cumulative preferential dividends at a quarterly rate of $0.40 per share for the first five years and at a variable rate thereafter.

(millions of dollars)

13 | Capital Stock (cont.)

Series 15
Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2008, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2009, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2010, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2011, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2012, and at a price equal to $25.00 per share if redeemed on or after May 15, 2012, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Series 16
Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2010, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2011, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2012, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2013, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2014, and at a price equal to $25.00 per share if redeemed on or after May 15, 2014, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Issuance and redemption of preferred shares
On March 15, 2005, the Bank issued 8,000,000 first preferred shares with non-cumulative preferential dividends at a quarterly rate of $0.303125 per share, Series 16, for a consideration of $194 million, net of fees of $6 million.

On August 15, 2005, the Bank redeemed for cancellation all 7,000,000 first preferred shares with non-cumulative dividends, Series 13, at a price equal to $25.00 per share, plus $0.40 per share, representing all declared and unpaid dividends until the date of redemption.

Repurchase of common shares
On January 13, 2005, the Bank commenced a normal course issuer bid for the repurchase and cancellation of up to 8,400,000 common shares over a 12-month period ending no later than January 12, 2006. Purchases were made in the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average carrying value of the common shares were charged to retained earnings. As at October 31, 2005, the Bank completed the repurchase of 4,178,900 common shares at a cost of $224 million, which reduced common equity capital by $39 million and retained earnings by $185 million.

On December 8, 2003, the Bank commenced a normal course issuer bid for the repurchase of up to 8,700,000 common shares over a 12-month period ending no later than December 7, 2004. Purchases were made in the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average carrying value of the common shares were charged to retained earnings. As at October 31, 2004, the Bank had completed the repurchase of 8,700,000 common shares at a cost of $382 million, which reduced common equity capital by $80 million and retained earnings by $302 million.

Reserved common shares
As at October 31, 2005, 3,724,980 common shares were reserved under the Dividend Reinvestment and Share Purchase Plan and 14,395,655 common shares were reserved under the Stock Option Plan.

Restriction on the payment of dividends
The Bank is prohibited from declaring dividends on its common or preferred shares if there are reasonable grounds for believing that the Bank would, by so doing, be in contravention of the regulations of the *Bank Act* or the guidelines of the Superintendent with respect to capital adequacy and liquidity. In addition, the ability to pay common share dividends is restricted by the terms of the outstanding preferred shares pursuant to which the Bank may not pay dividends on its common shares without the approval of the holders of the outstanding preferred shares, unless all preferred share dividends have been declared and paid or set aside for payment.

(millions of dollars)

14 | Stock-Based Compensation

The Bank has five stock-based compensation plans.

The information below on the compensation expense with respect to the SAR Plan, the DSU Plan and the RSU Plan excludes the impact of hedging. Compensation expense for these plans, net of the impact of hedging, is negligible.

Stock Appreciation Rights (SAR) Plan

The Bank offers a Stock Appreciation Rights Plan to senior management and other key employees of the Bank and its subsidiaries ("designated employees"). Under the Plan, when designated employees exercise their SARs, they receive a cash amount equal to the difference between the market price of a common share of the Bank on the exercise date of the SAR and the exercise price of the SAR. The exercise price of each SAR awarded is equal to the closing market price of the stock on the day before the date of the award. SARs vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the Plan, within specified time limits. Compensation expense recognized for the year ended October 31, 2005 with respect to the Plan amounted to $12 million (2004: $15 million).

		2005		2004
	Number of SARs	**Weighted average exercise price**	Number of SARs	Weighted average exercise price
SAR Plan				
Outstanding at beginning	**715,680**	**$18.59**	1,269,640	$17.71
Awarded	**9,800**	**$48.20**	16,000	$41.00
Exercised	**(340,320)**	**$17.99**	(566,310)	$17.19
Cancelled	**(6,850)**	**$21.73**	(3,650)	$27.34
Outstanding at end	**378,310**	**$19.84**	715,680	$18.59
Exercisable at end	**340,348**	**$17.80**	668,649	$17.58

Exercise price	SARs outstanding	SARs exercisable	Expiry date
$13.50	26,000	26,000	December 2006
$24.50	600	600	December 2007
$17.35	292,010	292,010	December 2009
$24.90	10,350	10,350	December 2010
$28.01	10,450	4,663	December 2011
$30.95	14,000	3,625	December 2012
$41.00	15,100	3,100	December 2013
$48.20	9,800	–	December 2014
Total	378,310	340,348	

Stock Option Plan

The Bank offers a Stock Option Plan to senior management and other key employees of the Bank and its subsidiaries ("designated employees"). Under the Bank's Stock Option Plan, options are periodically awarded to designated employees. These options provide employees with the right to subscribe for common shares of the Bank at an exercise price equal to the market price of the Bank's shares on the day before the date of the award. The options vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the Plan, within specified time limits. The maximum number of common shares that may be issued under the Stock Option Plan is 14,395,655 as at October 31, 2005. The maximum number of common shares reserved for a participant may not exceed 5% of the total number of Bank shares issued and outstanding. Each participant in the SAR Plan who is a resident of Canada may exchange each SAR held for a stock option governed by the Stock Option Plan at an exercise price representing the market value of a common share at closing on the day preceding the date the option is exchanged.

(millions of dollars)

14 | Stock-Based Compensation (cont.)

	2005		2004	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Stock Option Plan				
Outstanding at beginning	**6,180,960**	**$30.20**	6,134,765	$26.40
Awarded	**1,468,260**	**$48.20**	1,376,900	$41.00
Exercised	**(1,760,263)**	**$25.69**	(1,240,055)	$23.39
Cancelled	**(274,987)**	**$41.59**	(90,650)	$30.04
Outstanding at end	**5,613,970**	**$35.76**	6,180,960	$30.20
Exercisable at end	**2,192,403**	**$28.90**	2,826,403	$25.72

Exercise price	Options outstanding	Options exercisable	Expiry date
$11.00	3,300	3,300	December 2005
$13.50	23,775	23,775	December 2006
$25.20	166,000	166,000	December 2007
$25.20	236,500	236,500	December 2008
$24.90	427,695	427,695	December 2010
$28.01	1,024,740	602,136	December 2011
$30.95	1,162,013	468,676	December 2012
$41.00	1,238,037	264,321	December 2013
$48.20	1,331,910	–	December 2014
Total	5,613,970	2,192,403	

The fair value on the award date of options awarded in 2005 was estimated at $9.70 (2004: $9.10) using the Black-Scholes model. The following assumptions were used: i) a risk-free interest rate of 4.05% (2004: 4.37%), ii) an expected life of options of 6 years (2004: 6 years), iii) an expected volatility of 27% (2004: 27%), and iv) an expected dividend yield of 5.00% (2004: 5.00%).

The compensation expense recorded for these stock options was $6 million for the year ended October 31, 2005 (2004: $5 million). The offsetting entry was credited to contributed surplus.

Deferred Stock Unit Plan for Officers

The Deferred Stock Unit (DSU) Plan for Officers is for certain members of senior management and other key employees of the Bank and its subsidiaries. A total of 216,775 DSUs were outstanding as at October 31, 2005 (2004: 252,212). Compensation expense recognized for 2005 with respect to the Plan was $6 million (2004: $6 million).

Restricted Stock Unit Plan

The Restricted Stock Unit (RSU) Plan is for Bank officers designated as eligible persons by a committee or the Board of Directors of the Bank, provided they are employees of the Bank or of one of its subsidiaries. As at October 31, 2005, a total of 67,181 RSUs were outstanding. Compensation expense recognized for 2005, the first year of the Plan, with respect to the Plan was $4 million.

Employee Share Ownership Plan

Under the Bank's Employee Share Ownership Plan, employees who meet the eligibility criteria can contribute up to 8% of their annual gross salary by way of payroll deductions. The Bank matches 25% of the employee contribution amount, to a maximum of $1,500 per annum. Bank contributions vest to the employee after one year of continuous participation in the Plan. Subsequent contributions vest immediately. The Bank's contributions, amounting to $4 million in 2005 (2004: $4 million), were charged to "Salaries and staff benefits" when paid.

(millions of dollars)

15 | Income Taxes

The Bank's income taxes for the years ended October 31 in the consolidated financial statements are as follows:

	2005	2004
Consolidated Statement of Income		
Income taxes	**291**	318
Consolidated Statement of Changes in Shareholders' Equity		
Income taxes related to		
Share issuance and other expenses	**(2)**	–
Dividends on preferred shares, Series 13, 15 and 16	**–**	1
Unrealized foreign currency translation adjustments	**13**	31
	11	32
	302	350
Income taxes were as follows:		
Current income taxes	**333**	300
Future income taxes relating to the inception and reversal of temporary differences	**(31)**	50
Income taxes	**302**	350

The temporary differences and carryforwards resulting in future income tax assets and liabilities are as follows:

	2005	2004
Future income tax assets		
Allowance for credit losses and other liabilities	**313**	294
Accrued benefit liability – Other benefit plans	**34**	30
	347	324
Future income tax liabilities		
Premises and equipment	**(20)**	(20)
Securitization	**(42)**	(30)
Accrued benefit asset – Pension benefit plans	**(111)**	(108)
Other	**(77)**	(97)
	(250)	(255)
Net balance of future income tax assets	**97**	69
Future income tax assets	**137**	100
Future income tax liabilities	**(40)**	(31)
	97	69

Reconciliation of the Bank's income tax rate for the years ended October 31 is as follows:

	2005		2004	
	$	**%**	$	%
Income before income taxes and non-controlling interest	**1,171**	**100.0**	1,071	100.0
Income taxes at Canadian statutory income tax rate	**392**	**33.5**	364	34.0
Reduction in income tax rate due to:				
Tax-exempt income from securities, mainly dividends from Canadian corporations	**(58)**	**(4.9)**	(40)	(3.7)
Rates applicable to subsidiaries abroad	**(41)**	**(3.5)**	(32)	(3.0)
Other items	**(2)**	**(0.2)**	26	2.4
	(101)	**(8.6)**	(46)	(4.3)
Income taxes and effective income tax rate	**291**	**24.9**	318	29.7

16 | Earnings per Share

Diluted net earnings per common share are calculated based on net income less dividends on preferred shares divided by the average number of common shares outstanding.

	2005	2004
Net income	**855**	725
Dividends on preferred shares	**(26)**	(23)
Net income available to common shareholders – basic and diluted	**829**	702
Average number of common shares outstanding *(thousands)*		
Average basic number of common shares outstanding	**166,382**	170,918
Adjustment to number of common shares		
Stock options	**2,582**	2,358
Average diluted number of common shares outstanding	**168,964**	173,276
Earnings per share – basic	**$4.98**	$4.10
Earnings per share – diluted	**$4.90**	$4.05

17 | Guarantees, Commitments and Contingent Liabilities

Guarantees

CICA Accounting Guideline No. 14 "Disclosure of Guarantees" (AcG-14) defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (either in cash, financial instruments, other assets or shares of the entity, or provision of services) to the beneficiary due to (a) changes in interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event, that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to perform under a contractual agreement or (c) failure of a third party to pay its indebtedness when due.

The maximum potential future payments for significant guarantees issued by the Bank and in effect as at October 31, are presented in the following table:

	2005	2004
Letters of guarantee	**1,313**	1,225
Backstop liquidity facilities	**1,519**	1,378
Derivatives	**1,850**	385
Securities lending	**1,023**	761
Other indemnification agreements	**226**	230
Other guarantee	**23**	22
Total	**5,954**	4,001

Letters of guarantee

In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable commitments that the Bank will make payments in the event that a client cannot meet its financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than two years. The general allowance for credit losses covers all credit risks including those relating to letters of guarantee.

Backstop liquidity facilities

The Bank provides backstop liquidity facilities under asset-backed commercial paper conduit programs administered by it further to securitization operations. The Bank also administers a multi-seller conduit that buys various financial assets from clients and finances these purchases by issuing asset-backed commercial paper. The Bank provides backstop liquidity facilities to some multi-seller conduits, including the one administered by the Bank.

The backstop liquidity facilities may only be drawn upon if, after market disruption, the conduit was unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. The terms of the backstop liquidity facilities do not require the Bank to advance money to the conduit in the event of a bankruptcy or to fund non-performing or defaulted assets. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date and no amount has been accrued in the Consolidated Balance Sheet with respect to these backstop liquidity facilities.

(millions of dollars)

17 | Guarantees, Commitments and Contingent Liabilities (cont.)

Derivatives
In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements where the Bank conveys to the purchaser the right, but not the obligation, to sell to the Bank by or before a predetermined date, a specific amount of currency, commodity or financial instrument, at a price agreed to when the option is sold. Written put options that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds the underlying securities. Most of the terms of these options vary according to the contracts, but do not exceed two years. As at October 31, 2005, the Bank recorded a liability of $26 million in the Consolidated Balance Sheet with respect to these written put options (2004: $3 million), representing the fair value of these options.

Securities lending
Under securities lending agreements the Bank has entered into with certain clients who have entrusted it with the safekeeping of their securities, the Bank lends their securities to third parties and indemnifies its clients in the event of loss. In order to protect itself against any contingent loss, the Bank obtains, as security from the borrower, a cash amount or highly liquid marketable securities with a fair value greater than that of the securities loaned. No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from these securities lending agreements.

Other indemnification agreements
In the normal course of business, including securitization activities and discontinuance of operations and activities, the Bank enters into numerous contractual agreements. Under these agreements, the Bank undertakes to compensate the counterparty for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive covenants. Moreover, as a member of a securities transfer network and pursuant to the membership agreement and the regulations governing the operation of the network, the Bank granted a movable hypothec to the network that can be used in the event another member fails to meet its contractual obligations. The nature of certain of these commitments prevents the Bank from estimating the maximum potential liability it may be required to pay. The duration of these agreements is stipulated in each contract. The maximum potential future payments that the Bank is able to estimate is presented in the previous table and their duration does not exceed four years. No amount has been accrued in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee
Pursuant to a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank has agreed to guarantee all commitments, debts and liabilities of a company subject to significant influence to the maximum of its regulatory capital. This guarantee expires on the date the investment in the company subject to significant influence is sold, or sooner if deemed appropriate by the regulatory authority. To date, this guarantee remains undrawn and no amount has been accrued in the Consolidated Balance Sheet with respect to the agreement.

Commitments
As at October 31, 2005, minimum commitments under leases, contracts for outsourced information technology services and other leasing agreements are as follows:

	Premises	Service contracts	Equipment and furniture	Total
2006	102	189	7	298
2007	94	184	7	285
2008	87	172	4	263
2009	81	163	2	246
2010	76	163	1	240
2011 and thereafter	410	230	–	640
	850	1,101	21	1,972

(millions of dollars)

17 | Guarantees, Commitments and Contingent Liabilities (cont.)

Pledged assets

In the normal course of business, the Bank pledges securities and other assets as collateral for various liabilities it contracts. A breakdown of assets pledged as collateral is provided below.

As at October 31	**2005**	2004
Assets pledged to:		
– Bank of Canada	**25**	25
– Direct clearing organizations	**2,480**	2,812
Assets pledged in relation to:		
– Derivative transactions	**538**	544
– Borrowing, securities lending and securities sold under repurchase agreements	**13,264**	12,016
– Other	**221**	643
Total	**16,528**	16,040

Credit instruments

In the normal course of business, the Bank enters into various off-balance sheet commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit the Bank could be obligated to extend if the commitments were fully drawn.

As at October 31	**2005**	2004
Letters of guarantee[1]	**1,313**	1,225
Documentary letters of credit[2]	**110**	102
Credit card loans[3]	**5,331**	4,882
Commitments to extend credit[3]		
Original term of one year or less	**6,589**	6,756
Original term of more than one year	**11,074**	10,346

(1) See "Letters of guarantee" on page 105.

(2) Documentary letters of credit are documents issued by the Bank and used in international trade to enable a third party to draw drafts on the Bank up to an amount established under specific terms and conditions; these instruments are collateralized by the delivery of the goods they represent.

(3) Credit card loans and commitments to extend credit represent the undrawn portions of credit authorizations granted in the form of loans, acceptances, letters of guarantee and documentary letters of credit. The Bank is required at all times to make the undrawn portion of the authorization available, subject to certain conditions.

Other commitments

The Bank acts as an investor in investment banking activities by entering into agreements to finance external private equity funds and investments in equity and debt securities at market value at the time the agreements are signed. In connection with these activities, the Bank had commitments to invest up to $721 million as at October 31, 2005 (2004: $747 million).

Litigation

In the normal course of business, the Bank is engaged in various legal proceedings, most of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. Recently, motions for authorization to institute class action suits were filed against various financial institutions, including the Bank, contesting, among other things, certain transaction fees. The subsidiary National Bank Financial is also engaged in various legal proceedings in the normal course of business. Most of these proceedings concern services to individual investors and may relate to the suitability of investments. In the opinion of Management, based on past experience, the related aggregate potential liability will not have a material impact on the Bank's financial position.

18 | Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, or equity, commodity or credit instrument or index. The Bank uses these instruments to accommodate the needs of its clients and for its own risk management and trading activities.

The main types of derivative financial instruments used are as follows:

Foreign exchange forward contracts and futures
Foreign exchange forward contracts and futures are contractual obligations to buy or deliver a specific amount of currency, interest, commodities or financial instruments on a specific future date at a specified price. Foreign exchange forward contracts are tailor-made agreements transacted in the over-the-counter market. Futures are traded on organized exchanges and are subject to daily cash margining.

Swaps
Swaps are specific transactions in which two parties agree to exchange cash flows. The Bank uses the following types of swap contracts:

Cross currency swaps are transactions in which counterparties exchange fixed rate interest payments and principal payments in different currencies.

Interest rate swaps are transactions in which counterparties exchange fixed and floating rate interest payments, based on the notional principal value in the same currency.

Commodity swaps are transactions in which counterparties exchange fixed and floating rate payments, based on the notional principal value of a single product.

Equity swaps are transactions in which counterparties agree to exchange the return on one equity or group of equities for a payment based on a benchmark interest rate.

Credit default swaps are transactions in which one of the counterparties agrees to pay interest expenses to the other counterparty so that it can make a payment if a credit event occurs.

Options
Options are agreements between two parties in which the writer of the option conveys to the buyer the right, but not the obligation, to buy or to sell, at or by a predetermined date, at any time prior to a predetermined expiry date, a specific amount of currency, commodities or financial instruments at a price agreed to when the option is arranged. The writer receives a premium for selling this instrument.

(millions of dollars)

18 | Derivative Financial Instruments (cont.)

Notional principal amounts

Notional principal amounts, which are off-balance sheet items, represent the set underlying principal of a derivative instrument and serve as a reference for currency and interest rates and stock market prices to determine the amount of cash flows to be exchanged. Notional principal amounts are presented in the table below.

	Remaining term to maturity					**2005**		2004
	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	**Total contracts**	**Contracts held for trading purposes**	**Contracts held for non-trading purposes**	Total contracts
Foreign exchange contracts								
OTC contracts								
Forwards	4,852	1,423	512	–	**6,787**	**6,760**	**27**	6,306
Swaps	35,272	10,230	4,582	1,060	**51,144**	**45,141**	**6,003**	29,559
Options purchased	4,478	2,606	349	–	**7,433**	**7,433**	**–**	5,514
Options written	3,321	3,263	258	–	**6,842**	**6,842**	**–**	5,284
Total	47,923	17,522	5,701	1,060	**72,206**	**66,176**	**6,030**	46,663
Exchange-traded contracts								
Futures								
Long positions	27	–	–	–	**27**	**27**	**–**	90
Short positions	88	2	–	–	**90**	**90**	**–**	62
Options purchased	30	–	–	–	**30**	**30**	**–**	30
Options written	20	–	–	–	**20**	**20**	**–**	1
Total	165	2	–	–	**167**	**167**	**–**	183
Interest rate contracts								
OTC contracts								
Forward rate agreements	1,248	7,534	300	–	**9,082**	**9,082**	**–**	7,033
Swaps	43,650	21,885	49,287	8,312	**123,134**	**99,794**	**23,340**	116,761
Options purchased	10,300	15,375	3,100	1,949	**30,724**	**30,724**	**–**	13,157
Options written	11,905	19,793	3,967	2,579	**38,244**	**38,244**	**–**	13,566
Total	67,103	64,587	56,654	12,840	**201,184**	**177,844**	**23,340**	150,517
Exchange-traded contracts								
Futures								
Long positions	3,890	491	812	–	**5,193**	**5,193**	**–**	12,316
Short positions	3,840	4,273	1,557	–	**9,670**	**9,670**	**–**	21,670
Options purchased	37,747	16,492	1,046	–	**55,285**	**55,285**	**–**	21,748
Options written	25,859	2,261	1,518	–	**29,638**	**29,638**	**–**	21,002
Total	71,336	23,517	4,933	–	**99,786**	**99,786**	**–**	76,736
Equity, commodity and credit derivative contracts								
OTC contracts								
Forwards	19	28	334	72	**453**	**453**	**–**	107
Swaps	4,850	2,839	2,133	827	**10,649**	**10,639**	**10**	13,166
Options purchased	1,212	558	3,939	2,686	**8,395**	**8,395**	**–**	1,635
Options written	1,003	600	189	108	**1,900**	**1,900**	**–**	1,405
Total	7,084	4,025	6,595	3,693	**21,397**	**21,387**	**10**	16,313
Exchange-traded contracts								
Futures								
Long positions	286	112	42	1	**441**	**441**	**–**	94
Short positions	1,395	31	–	–	**1,426**	**1,426**	**–**	755
Options purchased	3,294	998	183	–	**4,475**	**3,966**	**509**	391
Options written	1,795	923	101	–	**2,819**	**2,310**	**509**	111
Total	6,770	2,064	326	1	**9,161**	**8,143**	**1,018**	1,351
Total 2005	200,381	111,717	74,209	17,594	**403,901**	**373,503**	**30,398**	291,763
Total 2004	126,636	106,504	49,987	8,636	291,763	265,174	26,589	

(millions of dollars)

18 | Derivative Financial Instruments (cont.)

Credit risk

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a counterparty failing to honour its contractual obligations to the Bank. The current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum credit derivative exposure. The credit equivalent amount is calculated by taking into account the current replacement cost of all outstanding contracts in a gain position, potential future exposure and the impact of master netting agreements. The risk-weighted amount is the credit equivalent amount multiplied by the counterparty risk factors prescribed by the Superintendent. The Bank negotiates master netting agreements with counterparties with which it has significant credit risk exposure resulting from derivative transactions. Such agreements provide for the simultaneous close-out and settling of all transactions with a counterparty in the event of default. Some of these agreements also provide for the exchange of collateral between parties where the fair value of the outstanding transactions between the parties exceeds an agreed threshold.

As at October 31, credit risk exposure on the derivatives portfolio is as follows:

	2005					2004				
	Current replacement cost					Current replacement cost				
	Trading[1]	**Non-trading**	**Total**	**Credit equiv-alent**	**Risk-weighted amount**	Trading[1]	Non-trading	Total	Credit equiv-alent	Risk-weighted amount
Interest rate contracts	**439**	**218**	**657**	**1,134**	**223**	743	376	1,119	1,443	281
Foreign exchange contracts	**800**	**38**	**838**	**1,744**	**433**	1,111	23	1,134	1,619	354
Equity, commodity and credit derivative contracts	**1,021**	**7**	**1,028**	**2,628**	**664**	841	4	845	2,048	504
	2,260	**263**	**2,523**	**5,506**	**1,320**	2,695	403	3,098	5,110	1,139
Impact of master netting agreements	**(1,080)**	**(124)**	**(1,204)**	**(2,566)**	**(572)**	(1,560)	–	(1,560)	(2,394)	(535)
	1,180	**139**	**1,319**	**2,940**	**748**	1,135	403	1,538	2,716	604

(1) Excluding, in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada, exchange-traded instruments and forward contracts with an original maturity of 14 days. The total positive fair value of these excluded contracts amounted to $130 million as at October 31, 2005 (2004: $40 million).

18 | Derivative Financial Instruments (cont.)

Fair value

The fair value of derivatives is determined before factoring in the impact of master netting agreements. When available, market prices are used to determine the fair value of derivatives. Otherwise, fair value is determined using pricing models that incorporate current market prices and the contractual prices of the underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take into account market, model and credit risks, as well as the related costs.

As at October 31, fair values are as follows:

			2005			2004
(millions of dollars)	**Positive**	**Negative**	**Net**	Positive	Negative	Net
Contracts held for trading purposes						
Interest rate contracts						
Forwards	**7**	**8**	**(1)**	6	7	(1)
Swaps	**391**	**355**	**36**	675	501	174
Options	**52**	**46**	**6**	72	65	7
Total	**450**	**409**	**41**	753	573	180
Foreign exchange contracts						
Forwards	**29**	**83**	**(54)**	54	143	(89)
Swaps	**681**	**445**	**236**	971	603	368
Options	**109**	**118**	**(9)**	102	157	(55)
Total	**819**	**646**	**173**	1,127	903	224
Equity, commodity and credit derivative contracts						
Forwards	**64**	**119**	**(55)**	24	171	(147)
Swaps	**783**	**492**	**291**	615	475	140
Options	**274**	**180**	**94**	216	264	(48)
Total	**1,121**	**791**	**330**	855	910	(55)
Total contracts held for trading purposes	**2,390**	**1,846**	**544**	2,735	2,386	349
Contracts held for non-trading purposes						
Interest rate contracts						
Forwards	**-**	**-**	**-**	-	-	-
Swaps	**218**	**94**	**124**	374	183	191
Options	**-**	**-**	**-**	2	-	2
Total	**218**	**94**	**124**	376	183	193
Foreign exchange contracts						
Forwards	**-**	**-**	**-**	-	-	-
Swaps	**38**	**52**	**(14)**	23	50	(27)
Options	**-**	**-**	**-**	-	-	-
Total	**38**	**52**	**(14)**	23	50	(27)
Equity, commodity and credit derivative contracts						
Forwards	**-**	**-**	**-**	-	-	-
Swaps	**-**	**-**	**-**	-	-	-
Options	**7**	**4**	**3**	4	1	3
Total	**7**	**4**	**3**	4	1	3
Total contracts held for non-trading purposes	**263**	**150**	**113**	403	234	169
Total fair value	**2,653**	**1,996**	**657**	3,138	2,620	518
Impact of master netting agreements	**(1,217)**	**(1,217)**	**-**	(1,577)	(1,577)	-
	1,436	**779**	**657**	1,561	1,043	518

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

18 | Derivative Financial Instruments (cont.)

As at October 31, credit risk exposure on the derivatives portfolio is as follows:

	2005		2004	
	Replacement cost	**Credit equivalent**	Replacement cost	Credit equivalent
OECD governments[1]	**23**	**446**	13	625
OECD banks[1]	**1,675**	**1,654**	2,545	1,473
Other	**825**	**840**	540	618
Total	**2,523**	**2,940**	3,098	2,716

(1) Organisation for Economic Co-operation and Development

19 | Geographic Distribution of Earning Assets by Ultimate Risk

	2005		2004	
	$	**%**	$	%
North America				
Canada	**76,690**	**78.8**	63,103	85.4
United States	**11,184**	**11.5**	6,111	8.3
	87,874	**90.3**	69,214	93.7
Europe				
United Kingdom	**5,552**	**5.7**	1,087	1.5
Germany	**102**	**0.1**	244	0.3
Other	**2,500**	**2.6**	2,048	2.8
	8,154	**8.4**	3,379	4.6
Asia and Pacific	**1,029**	**1.1**	612	0.8
Latin America and Caribbean	**230**	**0.2**	627	0.9
Middle East and Africa	**22**	**–**	30	–
Earning assets as at September 30	**97,309**	**100.0**	73,862	100.0
Other assets as at September 30	**11,514**		9,483	
Net change in assets in October	**(1,225)**		5,152	
Total assets as at October 31	**107,598**		88,497	

Earning assets are those which bear interest. Consequently, they do not include cash, cheques and other items in the clearing process (net value), customers' liability under acceptances, premises and equipment, and other assets. The Bank's earning assets as at September 30 were distributed according to location of ultimate risk, i.e., the geographic location of the borrower or, if applicable, the guarantor. Earning assets are calculated net of any allowance for credit losses. There is no material concentration of credit risk in any given operating segment.

(millions of dollars)

20 | Interest Rate Sensitivity Position

The Bank offers a range of financial products for which the cash flows are sensitive to interest rate fluctuations. Interest rate risk arises from on- and off-balance sheet cash flow mismatches. The degree of exposure is based on the size and direction of interest rate movements and on the maturity of the mismatched positions. Analyzing interest rate sensitivity gaps is one of the techniques used by the Bank to manage interest rate risk.

The table below illustrates the sensitivity of the Bank's Consolidated Balance Sheet to interest rate fluctuations as at October 31.

	Floating rate	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest sensitive	**2005 Total**	2004 Total
Assets								
Cash	-	-	-	–	–	227	**227**	481
Deposits with financial institutions	371	5,944	1,803	–	–	1,969	**10,087**	5,296
Effective yield		1.8%	1.8%	–%	–%			
Securities	1	3,900	5,579	9,650	5,409	8,513	**33,052**	28,007
Effective yield		3.2%	3.2%	3.9%	4.6%			
Loans	527	32,739	5,796	8,788	223	6,068	**54,141**	45,994
Effective yield		3.5%	5.0%	5.3%	6.5%			
Other assets	–	–	–	–	–	10,091	**10,091**	8,719
	899	42,583	13,178	18,438	5,632	26,868	**107,598**	88,497
Liabilities and shareholders' equity								
Deposits	4,376	28,431	8,133	15,996	1,164	3,877	**61,977**	53,432
Effective yield		2.9%	3.2%	3.7%	4.6%			
Other debt[1]	–	12,920	2,225	3,686	4,286	5,302	**28,419**	18,386
Effective yield		2.4%	3.0%	3.8%	4.6%			
Subordinated debentures	–	–	202	550	350	–	**1,102**	1,408
Effective yield		–%	4.6%	6.0%	4.9%			
Acceptances and other liabilities	1,595	13	71	226	82	9,516	**11,503**	11,067
Shareholders' equity	–	–	–	400	–	4,197	**4,597**	4,204
	5,971	41,364	10,631	20,858	5,882	22,892	**107,598**	88,497
On-balance sheet gap	(5,072)	1,219	2,547	(2,420)	(250)	3,976	**–**	–
Derivative financial instruments	–	(18,914)	11,146	6,139	1,629	–	**–**	–
Total	(5,072)	(17,695)	13,693	3,719	1,379	3,976	**–**	–
Position in Canadian dollars								
On-balance sheet total	(7,392)	6,449	1,995	(5,269)	(954)	3,564	**(1,607)**	61
Derivative financial instruments	–	(15,628)	5,788	6,593	1,662	–	**(1,585)**	(301)
Total	(7,392)	(9,179)	7,783	1,324	708	3,564	**(3,192)**	(240)
Position in foreign currency								
On-balance sheet total	2,320	(5,230)	551	2,849	705	412	**1,607**	(61)
Derivative financial instruments	–	(3,286)	5,359	(454)	(34)	–	**1,585**	301
Total	2,320	(8,516)	5,910	2,395	671	412	**3,192**	240
Total 2005	**(5,072)**	**(17,695)**	**13,693**	**3,719**	**1,379**	**3,976**	**–**	–
Total 2004	843	(31,765)	17,922	15,419	1,574	(3,993)	**–**	–

(1) Obligations related to securities sold short and securities sold under repurchase agreements.

The effective yield represents the weighted average effective yield based on the earlier of contractual repricing and maturity dates.

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

21 | Fair Value of Financial Instruments

The following table presents the fair value of balance sheet financial instruments, except for instruments whose fair value is estimated to approximate their carrying value. This fair value is determined using the valuation methods and assumptions described below. The fair values of derivative financial instruments are not included in the table and are presented separately in Note 18.

Fair value represents the amount for which a financial instrument could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. If no quoted market prices are available, the fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value.

The fair values disclosed exclude the values of assets and liabilities that are not considered financial instruments such as premises and equipment. Due to the judgment used in applying a wide range of acceptable valuation techniques and estimations in calculating fair value amounts, fair values are not necessarily comparable among financial institutions. The calculation of estimated fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

			2005			2004
	Carrying value	**Fair value**	**Favourable (unfavourable) variance**	Carrying value	Fair value	Favourable (unfavourable) variance
Assets						
Securities	**33,052**	**33,126**	**74**	28,007	28,131	124
Loans	**47,118**	**47,205**	**87**	41,498	41,700	202
Liabilities						
Deposits	**61,977**	**62,051**	**(74)**	53,432	53,682	(250)
Subordinated debentures	**1,102**	**1,131**	**(29)**	1,408	1,496	(88)

Valuation methods and assumptions

Securities

The fair value of securities is presented in Note 4 to the consolidated financial statements. It is based on quoted market prices. If quoted market prices are not available, fair value is estimated using the quoted market prices of similar securities.

Loans

The fair value of floating-rate loans is assumed to approximate their carrying value. The fair value of other loans is estimated based on a discounted cash flows calculation that uses market interest rates currently charged for similar new loans as at the balance sheet date applied to expected maturity amounts (adjusted for any prepayments).

Deposits

The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using market interest rates currently offered for deposits with the same remaining terms to maturity. The fair value of deposits with no stated maturity is assumed to approximate their carrying value.

Subordinated debentures

The fair value of subordinated debentures is determined by discounting the contractual cash flows using market interest rates currently offered for similar financial instruments with the same remaining term to maturity.

(millions of dollars)

22 | Related Party Transactions

The Bank grants loans to its directors and officers under various conditions. As of August 31, the balance of loans granted is:

	2005	2004
Mortgage loans	**2**	3
Other loans	**61**	71

Since January 1, 2003, loans to eligible officers have been granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the market rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Loans granted to officers before January 1, 2003 are administered according to the conditions previously in effect, for a transitional period ending December 31, 2005. These conditions are as follows: loans to directors are granted under market conditions for similar risks; residential mortgage loans to officers are granted at the market rate divided by 3 for the first $50,000 and at the lower of the market rate divided by 3 and the market rate less 5% for the remainder; and other loans granted to officers, mainly personal lines of credit, bear interest at the prime rate divided by 2 for the first $10,000 to $20,000 and at the lower of prime less 3% and prime divided by 2 for the remainder, to an aggregate maximum of 50% of the officer's annual salary.

23 | Segment Disclosures

The Bank carries out its activities in three reportable segments, defined below. The other operating activities are grouped for presentation purposes. Each reportable segment is distinguished by services offered, type of client and marketing strategy. The operations of each of the Bank's reportable segments are summarized below.

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring items, and the unallocated portion of centralized services.

The accounting policies are the same as those presented in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. The impact of these adjustments is reversed under the "Other" heading. Head office expenses are allocated to each operating segment and disclosed in the segmented results. The Bank assesses performance based on net income. Intersegment revenues are recognized at the exchange amount. Segment assets correspond to average assets directly used in segment operations.

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

23 | Segment Disclosures (cont.)

Results by business segment

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net interest income(1)	**1,302**	1,251	**101**	94	**318**	256	**(284)**	(238)	**1,437**	1,363
Other income(1)	**749**	714	**706**	649	**671**	728	**140**	91	**2,266**	2,182
Total revenues	**2,051**	1,965	**807**	743	**989**	984	**(144)**	(147)	**3,703**	3,545
Operating expenses	**1,254**	1,218	**619**	581	**595**	543	**31**	46	**2,499**	2,388
Contribution	**797**	747	**188**	162	**394**	441	**(175)**	(193)	**1,204**	1,157
Provision for credit losses	**117**	137	**–**	–	**8**	51	**(92)**	(102)	**33**	86
Income before income taxes and non-controlling interest	**680**	610	**188**	162	**386**	390	**(83)**	(91)	**1,171**	1,071
Income taxes(1)	**227**	218	**70**	58	**135**	145	**(141)**	(103)	**291**	318
Non-controlling interest	**–**	–	**3**	4	**1**	–	**21**	24	**25**	28
Net income (net loss)	**453**	392	**115**	100	**250**	245	**37**	(12)	**855**	725
Average assets	**43,956**	40,511	**882**	834	**51,809**	42,367	**(5,745)**	(5,040)	**90,902**	78,672

(1) Net interest income was grossed up by $90 million (2004: $61 million) and other income by $60 million (2004: $47 million) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes. The effect of these adjustments is reversed under the "Other" heading.

Results by geographic segment

Total revenues are allocated based on the country in which the client conducts business. More than 95.7% (2004: 93.8%) of revenues are concentrated in Canada.

24 | Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Bank were prepared in accordance with Canadian GAAP. The principal differences on net income and on the Consolidated Balance Sheet resulting from the application of U.S. GAAP are presented below. Under U.S. GAAP, a Consolidated Statement of Comprehensive Income is also required.

	2005	Restated 2004
Net income per Canadian GAAP	**855**	725
Charge for other-than-temporary impairment	**(4)**	–
Investment account securities	**72**	(2)
Sale of premises – FIN 46R	**–**	(2)
Mutual funds – FIN 46R	**–**	14
Loan securitization	**–**	6
Derivatives and hedging	**(9)**	(68)
Income tax effect on above items	**(19)**	19
Net income per U.S. GAAP	**895**	692

Net earnings per common share – U.S. GAAP		
Basic	**$5.22**	$3.91
Diluted	**$5.15**	$3.86

(millions of dollars)

24 | Reconciliation of Canadian and United States Generally Accepted Accounting Principles (cont.)

Consolidated Statement of Comprehensive Income

	2005	Restated 2004
Net income per U.S. GAAP	**895**	692
Other comprehensive income		
Change in unrealized gains and losses on securities available for sale, net of income tax savings of $30 (2004: $5)	**(59)**	(6)
Change in gains and losses on derivatives designated as cash flow hedges, net of income tax savings of $19 (2004: $12)	**(43)**	(27)
Minimum pension liability adjustment, net of income taxes (2004: $2)	**-**	4
Change in unrealized foreign currency translation adjustments, net of income taxes of $13 (2004: $31)	**(16)**	(16)
Comprehensive income	**777**	647

Consolidated Condensed Balance Sheet

	2005 Canadian GAAP	**2005 Variation**	**2005 U.S. GAAP**	Restated 2004 Canadian GAAP	Restated 2004 Variation	Restated 2004 U.S. GAAP
Assets						
Cash and deposits with financial institutions	**10,314**	**(29)**	**10,285**	5,777	2	5,779
Securities						
Investment account – available for sale	**6,869**	**74**	**6,943**	7,446	172	7,618
Trading account	**26,183**	**634**	**26,817**	20,561	297	20,858
Securities purchased under reverse repurchase agreements	**7,023**	**-**	**7,023**	4,496	-	4,496
Loans	**47,118**	**-**	**47,118**	41,498	-	41,498
Premises and equipment	**355**	**-**	**355**	267	84	351
Goodwill	**662**	**22**	**684**	662	22	684
Other assets	**9,074**	**1,419**	**10,493**	7,790	(773)	7,017
Total assets	**107,598**	**2,120**	**109,718**	88,497	(196)	88,301
Liabilities						
Deposits	**61,977**	**10**	**61,987**	53,432	40	53,472
Other liabilities	**39,435**	**1,934**	**41,369**	29,083	(564)	28,519
Subordinated debentures	**1,102**	**55**	**1,157**	1,408	96	1,504
Non-controlling interest	**487**	**-**	**487**	370	44	414
Total liabilities	**103,001**	**1,999**	**105,000**	84,293	(384)	83,909
Shareholders' equity						
Preferred shares	**400**	**-**	**400**	375	-	375
Common shares	**1,565**	**24**	**1,589**	1,545	24	1,569
Contributed surplus	**13**	**-**	**13**	7	-	7
Unrealized foreign currency translation adjustments	**(26)**	**26**	**-**	(10)	10	-
Retained earnings	**2,645**	**33**	**2,678**	2,287	(2)	2,285
Accumulated other comprehensive income	**-**	**38**	**38**	-	156	156
Total shareholders' equity	**4,597**	**121**	**4,718**	4,204	188	4,392
Total liabilities and shareholders' equity	**107,598**	**2,120**	**109,718**	88,497	(196)	88,301

(millions of dollars)

24 | Reconciliation of Canadian and United States Generally Accepted Accounting Principles (cont.)

Restatement

In 2005, the Bank concluded that in 2004, although it had satisfied all hedge accounting criteria under SFAS No. 133 for certain of its derivative financial instruments, a $47 million expense (before income taxes) was not recorded for U.S. GAAP purposes.

Consequently, the Bank restated income and balance sheet items in accordance with U.S. GAAP. The impact of this restatement was a decrease in net income of $31 million (pre-tax income of $47 million), a decline in basic and diluted earnings per share of $0.17, an increase in other comprehensive income of $33 million and other assets of $1 million, a decrease in investment account securities available for sale of $4 million, an increase in deposits of $40 million, a decline in subordinated debentures of $35 million and other liabilities of $10 million and an increase in shareholders' equity of $2 million.

Impairment charge

Under Canadian GAAP, unless compelling evidence is provided to indicate otherwise, a decrease in the value of an investment is considered an other-than-temporary impairment when the carrying value exceeds the market value for a prolonged period. The factors indicative of an impairment that is other than temporary under Canadian GAAP differ from those under U.S. GAAP as regards the period during which the carrying value may exceed the market value before it must be concluded that the decrease in value is an other-than-temporary impairment. In comparison to Canadian GAAP, the period under U.S. GAAP is significantly shorter. Lastly, under U.S. GAAP, when there has been a loss in value of an investment that is other than a temporary decline, the investment should be written down to fair value, based on market prices.

Investment account securities

Under U.S. GAAP, investment account securities are separated into two categories: securities available for sale (recognized in the Consolidated Balance Sheet at fair value) and securities held to maturity (carried in the Consolidated Balance Sheet at unamortized cost). Unrealized gains and losses on securities available for sale, net of income taxes, are presented separately in "Accumulated other comprehensive income" under "Shareholders' equity," while the change in unrealized gains and losses, net of income taxes, is recorded in the Consolidated Statement of Comprehensive Income. Under U.S. GAAP, the Bank records substantially all investment account securities as available for sale.

Under Canadian GAAP, unrealized foreign currency translation gains and losses for monetary investment account securities are presented in the Consolidated Statement of Income. Under U.S. GAAP, this translation adjustment must be presented in the Consolidated Statement of Comprehensive Income, net of income taxes, and is an integral part of the variation in fair value of investment account securities available for sale described above.

Furthermore, under U.S. GAAP, all obligations related to securities sold short must be recorded at fair value as liabilities, and any changes in fair value must be accounted for in the Consolidated Statement of Income. Under Canadian GAAP, securities sold short that are used in hedging relationships are recorded at unamortized cost. Gains and losses realized on these securities are included in the Consolidated Statement of Income concurrently with the gains and losses on the hedged items.

Sale of premises

Under Canadian GAAP, the head office building leases are considered a sales-type lease followed by an operating lease as a lessee. Under U.S. GAAP (SFAS No. 98 "Accounting for Leases"), in order for a lease to be accounted for as a sales-type lease, title of property must be transferred at the end of the lease term; therefore, the two leases must be accounted for as operating leases. Consequently, the building remains on the balance sheet, and the proceeds received are recorded as a liability. In addition, under FASB Interpretation No. 46 (FIN 46R), "Consolidation of Variable Interest Entities," applicable to quarters ending after March 15, 2004, the Bank, as the primary beneficiary, has consolidated, as at October 31, 2004, the VIE that leases the head office building under a capital lease. The Canadian standard, AcG-15, is harmonized with FIN 46R. Under Canadian GAAP, the Bank was not required to consolidate the VIE that leases the head office building prior to the adoption of AcG-15 on November 1, 2004.

Mutual funds

Under U.S. GAAP (FIN 46R), in 2004 and 2005 the Bank consolidated certain mutual funds it manages because, by virtue of its investments in these funds, the Bank is deemed to be the primary beneficiary. Under Canadian GAAP, the Bank was not required to consolidate these mutual funds prior to the adoption of AcG-15 on November 1, 2004.

24 | Reconciliation of Canadian and United States Generally Accepted Accounting Principles (cont.)

Derivative financial instruments

Under Canadian GAAP, derivatives used in sales or trading activities as well as instruments that do not qualify for hedge accounting are recorded on the Consolidated Balance Sheet at fair value.

Under the U.S. standard, all derivatives are recognized at fair value on the Consolidated Balance Sheet as an asset or liability. The Canadian and U.S. accounting treatments for derivatives held for sale or trading are therefore the same.

However, the Canadian and U.S. accounting treatments for derivatives held for hedging purposes differ. In accordance with the U.S. standard, changes in the fair value of derivatives designated as fair value hedges are recorded in income and are generally offset by changes in the fair value of the hedged items attributable to the hedged risk. With respect to derivatives designated as cash flow hedges, the effective portion of the changes in fair value is recorded as a separate component of comprehensive income in the Consolidated Statement of Comprehensive Income and is reclassified in the Consolidated Statement of Income in the period or periods during which the hedged items are recognized in the Consolidated Statement of Income. The ineffective portion of the changes in fair value of a hedging item is always recognized in the Consolidated Statement of Income.

Minimum pension liability

Under U.S. GAAP (SFAS No. 87 "Employers' Accounting for Pensions"), if the accrued benefit obligation, without salary projections, exceeds the fair value of the assets of a pension plan, a liability (minimum pension liability) equivalent to the difference must be recorded in the consolidated balance sheet. Recognition of an additional liability is required where the accrued benefit obligation, without salary projections, exceeds the fair value of the pension plan assets, and a net accrued benefit asset is recognized in the consolidated balance sheet. If an additional liability is recognized, an amount is recognized as an intangible asset, up to the amount of unamortized prior service cost, with any excess recorded, net of income taxes, under "Other comprehensive income." No amount has been recorded in 2004 and 2005.

Goodwill

In 1999, the value of the shares issued by the Bank as part of the acquisition of First Marathon was based on the market price of the shares over a reasonable period of time before and after the acquisition date, as required by Canadian GAAP in effect before July 1, 2001. Under U.S. GAAP, the value of these shares would have been based on their market price over a reasonable period of time before and after the date the terms of the acquisition were agreed to and announced. Had the Bank followed U.S. GAAP, goodwill and common shares would have increased.

Securities lending

Under U.S. GAAP (FASB Interpretation No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"), non-cash collateral received for securities lending transactions is recorded as assets in the Consolidated Balance Sheet with a corresponding obligation if the contracts allow the entity to sell them or give them again as collateral. Under Canadian GAAP, non-cash collateral received for these transactions is not recorded in the Consolidated Balance Sheet.

Joint venture

Under U.S. GAAP, investments in joint ventures are accounted for using the equity method whereas under Canadian GAAP, these investments are recorded using proportionate consolidation. If U.S. GAAP had been applied, other liabilities, other assets and cash would have decreased and the investment in the joint venture would have increased; there would have been no impact on net income.

Accounting for client trades – brokerage activities

Under Canadian GAAP, securities trades for which the Bank acts as agent for its brokerage clients are recorded on a trade date basis in the Consolidated Balance Sheet. Under U.S. GAAP, these trades must be recorded on the settlement date in the Consolidated Balance Sheet. Prior year comparative figures have been reclassified to conform with the presentation adopted in 2005.

Statistical Review

As at October 31	2005	2004	2003	2002	2001	2000	1999	1998	1997(6)	1996
Balance sheet data										
(millions of dollars)										
Cash and deposits with financial institutions	**$ 10,314**	$ 5,777	$ 7,047	$ 6,864	$ 5,832	$ 5,655	$ 3,561	$ 4,852	$ 4,476	$ 3,528
Securities	**33,052**	28,007	26,179	20,118	17,872	16,835	16,932	15,439 (5)	10,010	8,414
Securities purchased under reverse repurchase agreements	**7,023**	4,496	3,955	2,366	4,041	5,397	3,480	4,947	9,155	2,697
Loans	**47,118**	41,498	38,381	38,446	40,351	41,342	40,411	40,560 (5)	38,104	35,238
Customers' liability under acceptances	**3,242**	3,076	3,334	2,988	3,593	3,640	2,962	2,658	2,273	1,725
Premises and equipment and other assets	**6,849**	5,643	5,730	5,249	4,277	2,958	2,455	2,207	2,217	1,532
Total assets	**$107,598**	$88,497	$ 84,626	$ 76,031	$ 75,966	$ 75,827	$ 69,801	$ 70,663	$ 66,235	$ 53,134
Deposits	**$ 61,977**	$53,432	$ 51,463	$ 51,690	$ 51,436	$ 50,473	$ 49,984	$ 48,026	$ 43,270	$ 40,125
Other liabilities	**39,922**	29,453	27,550	18,848	18,767	20,165	15,481	18,976	19,136	9,494
Subordinated debentures	**1,102**	1,408	1,516	1,592	1,647	1,361	1,035	966	1,069	1,016
Capital stock										
Preferred	**400**	375	375	300	492	492	317	317	376	376
Common	**1,565**	1,545	1,583	1,639	1,668	1,653	1,641	1,327	1,309	1,268
Contributed surplus	**13**	7	2	–	–	–	–	–	–	–
Unrealized foreign currency translation adjustments	**(26)**	(10)	6	17	19	11	7	(16)	(2)	(13)
Retained earnings	**2,645**	2,287	2,131	1,945	1,937	1,672	1,336	1,067	1,077	868
Total liabilities and shareholders' equity	**$107,598**	$88,497	$ 84,626	$ 76,031	$ 75,966	$ 75,827	$ 69,801	$ 70,663	$ 66,235	$ 53,134
Average assets	**$ 90,902**	$78,672	$ 71,810	$ 69,292	$ 69,197	$ 69,840	$ 65,784	$ 65,873	$ 55,685	$ 49,239
Average capital funds(1)	**5,299**	5,238	5,216	5,249	5,020	4,660	3,512	3,886	3,744	3,511
Income statement data										
(millions of dollars)										
Net interest income	**$ 1,437**	$ 1,363	$ 1,311	$ 1,444	$ 1,338	$ 1,190	$ 1,187	$ 1,209	$ 1,235	$ 1,136
Other income	**2,266**	2,182	2,051	1,584	1,789	1,878	1,232	1,108	1,030	970
Total revenues	**$ 3,703**	$ 3,545	$ 3,362	$ 3,028	$ 3,127	$ 3,068	$ 2,419	$ 2,317	$ 2,265	$ 2,106
Provision for credit losses	**33**	86	177	490	205	184	170	147	280	235
Operating expenses	**2,499**	2,388	2,257	2,040	1,989	2,120	1,615	1,535	1,451	1,402
Income taxes	**291**	318	277	150	278	239	213	239	209	130
Non-controlling interest	**25**	28	27	30	28	26	32	31	16	10
Income before discontinued operations and goodwill charges	**$ 855**	$ 725	$ 624	$ 318	$ 627	$ 499	$ 389	$ 365	$ 309	$ 329
Discontinued operations	**–**	–	–	111	(45)	29	36	24	42	–
Goodwill charges	**–**	–	–	–	19	19	8	73	9	11
Net income	**$ 855**	$ 725	$ 624	$ 429	$ 563	$ 509	$ 417	$ 316	$ 342	$ 318

Statistical Review (cont.)

As at October 31	**2005**	2004	2003	2002	2001	2000	1999	1998	1997	1996
Number of common shares										
(thousands)	**165,335**	167,430	174,620	182,596	190,331	189,474	188,729	171,616	170,461	167,151
Number of common shareholders										
of record	**26,235**	26,961	27,865	28,549	29,766	30,795	32,048	32,902	34,433	36,549
Earnings per basic share before										
goodwill charges	**$ 4.98**	$ 4.10	$ 3.37	$ 2.18	$ 2.88	$ 2.65	$ 2.28	$ 2.12	$ 1.92	$ 1.82
Net earnings per basic share	**$ 4.98**	$ 4.10	$ 3.37	$ 2.18	$ 2.78	$ 2.54	$ 2.24	$ 1.69	$ 1.86	$ 1.76
Dividend per share	**$ 1.72**	$ 1.42	$ 1.08	$ 0.93	$ 0.82	$ 0.75	$ 0.70	$ 0.66	$ 0.575	$ 0.49
Stock trading range										
High	**$ 61.47**	$ 48.78	$ 41.19	$ 34.93	$ 31.00	$ 25.25	$ 26.20	$ 31.25	$ 20.30	$ 13.90
Low	**$ 46.39**	$ 40.17	$ 29.95	$ 24.70	$ 23.00	$ 16.40	$ 17.15	$ 20.10	$ 13.20	$ 10.38
Close	**$ 59.14**	$ 48.78	$ 40.91	$ 29.39	$ 24.25	$ 24.95	$ 17.90	$ 23.05	$ 20.15	$ 13.00
Book value	**$ 25.39**	$ 22.87	$ 21.32	$ 19.72	$ 19.04	$ 17.60	$ 15.81	$ 13.86	$ 13.99	$ 12.70
Dividends on preferred shares										
Series 5	**–**	–	–	–	–	–	–	3.9531	3.3670	4.8235
Series 7	**–**	–	–	–	–	–	–	1.0306	0.8777	1.2576
Series 8	**–**	–	–	–	–	–	–	0.9883	0.8417	1.2059
Series 10	**–**	–	–	–	2.1875	2.1875	2.1875	2.1875	2.1875	2.1875
Series 11	**–**	–	–	0.5000	2.0000	2.0000	2.0000	2.0000	2.0000	2.0000
Series 12	**–**	–	0.8125	1.6250	1.6250	1.6250	1.6250	1.6250	1.6250	1.6250
Series 13	**1.2000**	1.6000	1.6000	1.6000	1.6000	0.5447	–	–	–	–
Series 15	**1.4625**	1.4625	1.1480	–	–	–	–	–	–	–
Series 16	**0.8089**	–	–	–	–	–	–	–	–	–
Financial ratios										
Return on common shareholders'										
equity before goodwill charges	**20.7%**	18.8%	16.5%	11.3%	16.0%	16.0%	15.5%	14.6%	14.5%	15.1%
Return on average assets	**0.94%**	0.92%	0.87%	0.62%	0.80%	0.73%	0.62%	0.51%	0.62%	0.64%
Return on average capital funds	**16.1%**	13.8%	11.9%	9.5%	12.5%	12.4%	13.2%	9.3%	10.5%	10.6%
Capital ratios – BIS										
Tier 1	**9.6%**	9.6%	9.6%	9.6%	9.6%	8.7%	7.7%	7.7%	8.1%	6.9%
Total	**12.8%**(4)	13.0%	13.4%	13.6%	13.1%	11.4%	11.0%(3)	10.7%	11.3%	10.2%(2)
Other information										
Impaired loans *(millions of dollars)*	**$ 117**	$ 160	$ 251	$ 246	$ 591	$ 544	$ 543	$ 547	$ 497	$ 506
Number of Bank employees										
In Canada	**11,342**	11,074	11,328	11,287	11,676	11,050	11,744	11,641	11,245	11,022
Outside Canada	**138**	128	132	155	351	407	431	400	406	380
National Bank Financial	**2,892**	2,920	2,868	3,147	2,294	2,419	2,489	1,895	1,676	1,425
Branches in Canada	**457**	462	477	507	525	586	649	646	641	632
Banking machines	**788**	770	817	826	834	802	761	744	738	712

(1) Average capital funds include common shareholders' equity, redeemable preferred shares and subordinated debentures.
(2) Taking into account the issuance of $150 million of subordinated debentures on November 1, 1996
(3) Taking into account the issuance of US $250 million of subordinated debentures on November 2, 1999
(4) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005
(5) These figures were restated to include mortgage-backed securities held by the Bank. Figures prior to fiscal 1998 have not been restated.
(6) Figures prior to fiscal 1997 have not been restated to reflect the impact of activities discontinued in 2001.

Principal Subsidiaries

Name	Principal office address[1]	Voting and participating shares	Investment value at cost[2] *(millions of dollars)*
National Bank Acquisition Holding Inc.	Montreal, Canada	100%	1,205
National Bank Securities Inc.	Montreal, Canada	100%	31
Natcan Investment Management Inc.	Montreal, Canada	71.02%	10
National Bank Group Inc.	Montreal, Canada	100%	532
National Bank Financial & Co. Inc.	Montreal, Canada	100%	1,213
Natcan Insurance Company Limited	Bridgetown, Barbados	100%	101
Natcan Trust Company	Montreal, Canada	100%	338
National Bank Trust Inc.	Montreal, Canada	100%	233
National Bank Life Insurance Company	Montreal, Canada	100%	90
National Bank Insurance Firm Inc.[3]	Montreal, Canada	100%	4
CABN Investments Inc.[4]	Montreal, Canada	100%	1
Natcan Acquisition Holdings Inc.	Montreal, Canada	100%	273
National Bank Direct Brokerage Inc.[5]	Montreal, Canada	100%	55
Altamira Investment Services Inc.	Toronto, Canada	100%	203
Innocap Investment Management Inc.	Montreal, Canada	100%	20
3562719 Canada Inc.	Montreal, Canada	100%	3
National Bank Realty Inc.	Montreal, Canada	100%	26
FMI Acquisition Holding Inc.	Montreal, Canada	100%	101
NBC Financial (UK) Ltd.	London, United Kingdom	100%	86
1261095 Ontario Inc.	Toronto, Canada	100%	49
Assurances générales Banque Nationale (Gestion) Inc.	Montreal, Canada	100%	13
National Bank General Insurance Inc.	Montreal, Canada	90%	-
4166540 Canada Inc.	Calgary, Canada	100%	-
NB Invest Trust	Montreal, Canada	100%	1,236
Natcan Holdings International Limited	Nassau, Bahamas	100%	475
National Bank of Canada (International) Limited	Nassau, Bahamas	100%	201
National Bank of Canada (Global) Limited	St. Michael, Barbados	100%	431
NB Capital Corporation	New York, United States	100%	181
NB Finance, Ltd.	Hamilton, Bermuda	100%	572
National Canada Finance LLC	New York, United States	100%	744
NatBC Holding Corporation	Florida, United States	100%	18
Natbank, National Association	Florida, United States	100%	-
NBC Global Risk Management Inc.	Houston, United States	100%	2
NBC Trade Finance Limited	Hong Kong, China	100%	-
NBC Global Investment Inc.	Vancouver, Canada	100%	290

Principal Companies Subject to Significant Influence

Name	Principal office address[1]	Voting and participating shares	Investment at book value[2] *(millions of dollars)*
Alter Moneta Trust	Montreal, Canada	34.9%	40
Maple Financial Group Inc.	Toronto, Canada	24.8%	75

(1) All the subsidiaries are incorporated under the laws of the province, state or country in which their principal office is located, except for NB Capital Corporation, which is incorporated under the laws of the State of Maryland, USA, and National Canada Finance LLC and NatBC Holding Corporation, both of which are incorporated under the laws of the State of Delaware, USA.

(2) The investment at cost is the book value stated on an equity basis as at October 31, 2005.

(3) Formerly Services Financiers Banque Nationale Inc.

(4) Formerly National Bank Financial Services (Investments) Inc.

(5) Formerly National Bank Discount Brokerage Inc.

supplementary information

table of contents

Directors

Lawrence S. Bloomberg
Advisor
National Bank Financial Inc.
Toronto, Ontario

Pierre Bourgie
President and Chief Executive Officer
Société Financière Bourgie (1996) Inc.
Outremont, Quebec

André Caillé
Corporate Director
Lac-Brome, Quebec

Gérard Coulombe
Chairman of the Board and Senior Partner
Desjardins Ducharme, S.E.N.C.R.L.
Sainte-Marthe, Quebec

Bernard Cyr
President
Cyr Holdings Inc.
Cap Shediac, New Brunswick

Shirley A. Dawe
President
Shirley Dawe Associates Inc.
Toronto, Ontario

Nicole Diamond-Gélinas
President and General Manager
Aspasie Inc.
Saint-Barnabé-Nord, Quebec

Jean Douville
Chairman of the Board
National Bank of Canada
Chairman of the Board
UAP Inc.
Bedford, Quebec

Marcel Dutil
Chairman of the Board and
Chief Executive Officer
Canam Group Inc.
Outremont, Quebec

Jean Gaulin
Corporate Director
San Antonio, Texas, United States

Paul Gobeil
Vice-Chairman of the Board
Métro Inc. and
Chairman of the Board
Export Development Canada
Île-des-Sœurs, Quebec

Réal Raymond
President and Chief Executive Officer
National Bank of Canada
Île-des-Sœurs, Quebec

Roseann Runte
President
Old Dominion University
Norfolk, Virginia, United States

Marc P. Tellier
President and Chief Executive Officer
Yellow Pages Group Inc.
Town of Mount Royal, Quebec

Corporate Governance

At National Bank, we assign great importance to corporate governance because complying with corporate governance standards enables us to participate as a corporate citizen in the efforts made by regulatory bodies, governments and companies worldwide to maintain investor confidence in capital markets. In this context, transparency and discipline are two of our core values. In fact, we firmly believe that it is in the interests of our shareholders, our clients and all of our partners to have sound corporate governance policies and practices, to monitor the latest developments in this area and to make the requisite adjustments over time. With the assistance of its committees and management, the Board oversees the application of sound corporate governance standards and practices with which the Bank must comply.

We invite you to read the Management Proxy Circular pertaining to the 2006 Annual Meeting of Shareholders, which provides a detailed description of the Bank's corporate governance practices. It contains, in particular, information concerning the independence of the members of the Board and its committees, the complete mandate of the Board and a description of the mandates of its committees.

The Management Proxy Circular pertaining to the 2006 Annual Meeting of Shareholders is also available on the Bank's website at www.nbc.ca.

Officers

Executive Committee

Réal Raymond
President and Chief Executive Officer
Île-des-Sœurs, Quebec

Patricia Curadeau-Grou
Senior Vice-President
Risk Management
Outremont, Quebec

Gisèle Desrochers
Senior Vice-President
Human Resources and Operations
Île-des-Sœurs, Quebec

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs
Montreal, Quebec

Michel Labonté
Senior Vice-President
Special Projects
Île-des-Sœurs, Quebec

Tony Meti
Senior Vice-President
Commercial Banking and International
Kirkland, Quebec

Michel Tremblay
Senior Vice-President
Personal Banking and Wealth Management
Town of Mount Royal, Quebec

Louis Vachon
Chairman of the Board and
President and Chief Executive Officer
National Bank Financial Group and
Chairman of the Board
Natcan Investment Management Inc.
Senior Vice-President
Beaconsfield, Quebec

Senior Vice-Presidents

Pierre Desbiens
President and Chief Executive Officer
National Bank Life Insurance Company
Senior Vice-President
Sales and Personal Banking
Saint-Lambert, Quebec

Pierre Dubreuil
Greater Montreal and Southern Quebec
Longueuil, Quebec

Alice Keung
Information Technology
Saint-Laurent, Quebec

Olivier H. Lecat
Internal Audit
Île-des-Sœurs, Quebec

Réjean Lévesque
Operations Review Program
Montreal, Quebec

Ricardo Pascoe
Treasury and Financial Markets
Westmount, Quebec

Denis Pellerin
Operational and Market Risk Management
Brossard, Quebec

Officers of Subsidiaries

Yves G. Breton
President, National Bank Direct Brokerage Inc.
Vice-President
Brossard, Quebec

Yvan Desrosiers
President and Chief Executive Officer
Natbank, National Association
Sunny Isles Beach, Florida, U.S.A.

Pascal Duquette
President and Chief Executive Officer
Natcan Investment Management Inc.
Brossard, Quebec

Charles Guay
President and Chief Executive Officer
Altamira
President and Chief Executive Officer
National Bank Securities Inc.
Senior Vice-President – Mutual Funds
Verdun, Quebec

Éric Laflamme
President and Chief Executive Officer
National Bank Trust Inc.
President and Chief Executive Officer
Natcan Trust Company Inc.
Vice-President – Trust Services
Brossard, Quebec

Ombudsman

Joëlle Thibault
Montreal, Quebec

Chief Economist

Clément Gignac
Chief Economist
Saint-Bruno, Quebec

Vice-Presidents

Jean-Luc Alimondo
Europe, Middle East and Africa
Neuilly Plaisance, France

Richard Barriault
Taxation
Montreal, Quebec

Guy Benoit
Montérégie and Central Quebec
Longueuil, Quebec

Pierre Blais
Government Affairs
Vaudreuil-Dorion, Quebec

Jean Blouin
Retail Credit and Investment Solutions
Boucherville, Quebec

Jean-François Bureau
Credit and Specialized Products
Longueuil, Quebec

Vincent Butkiewicz
Financial Markets
Westmount, Quebec

Jean-Paul Caron
Corporate Affairs
Mont-Saint-Hilaire, Quebec

Linda Caty
Corporate Secretary
Saint-Bruno, Quebec

Sylvie Chagnon
Laval and North Shore
Candiac, Quebec

Gilles Choquet
Specialized Networks – Credit
Longueuil, Quebec

René Collette
Atlantic Canada
Dieppe, New Brunswick

Officers (cont.)

Vice-Presidents (cont.)

Suzanne Côté
Legal Affairs
Saint-Laurent, Quebec

France Croteau
Quebec City and Eastern Quebec
Sainte-Anne-de-Beaupré, Quebec

Jean Dagenais
Chief Accountant
Outremont, Quebec

France David
Basel Accord and Risk Analysis
Longueuil, Quebec

Danny Dery
Central and Western Montreal
Saint-Lambert, Quebec

Diane Dery
Quebec City and Eastern Quebec
Saint-Augustin-de-Desmaures, Quebec

Lévis Doucet
Montreal
Boucherville, Quebec

Nicole Dumont
Business Solutions INC.
Repentigny, Quebec

Michel Faubert
Operations Optimization
Léry, Quebec

Luc Fredette
Credit – Canada
Longueuil, Quebec

Christiane Ghalbouni
Internal Audit
Montreal, Quebec

Rubina Havlin
Electronic Payment Solutions
Pointe-Claire, Quebec

Brigitte Hébert
Information Technology – Operations
Sainte-Anne-des-Lacs, Quebec

Jacynthe Hotte
Operational Risk
Sainte-Geneviève, Quebec

Lynn Jeanniot
Human Resources
Town of Mount Royal, Quebec

D. William Kennedy
Special Loans Division
Toronto, Ontario

Raymond H. Keroack
Laval, North Shore and Abitibi-Témiscamingue
Saint-Bruno, Quebec

Marc Knuepp
Administration – Altamira and
National Bank Securities Inc.
Laval, Quebec

Pierrette Lacroix
Market Risk
Senneville, Quebec

Jean-Pierre Lambert
Montérégie and Eastern Townships
Boucherville, Quebec

Jacques Latendresse
Nassau
New Providence, Nassau, Bahamas

Yannik Laurin
Quebec City and Eastern Quebec
Saint-Augustin-de-Desmaures, Quebec

Michelle Leduc
Retail Credit
Montreal, Quebec

Benoît Loranger
Alternative Networks
Laval, Quebec

Benoît Marcotte
Coordination of Wealth Management
Advisory Services
Île-des-Sœurs, Quebec

André Mondor
Montreal
Boucherville, Quebec

Renaud Nadeau
Wealth Management
Île-des-Sœurs, Quebec

Jacques Naud
Ontario and Western Canada
Toronto, Ontario

Martin Ouellet
Treasury
Outremont, Quebec

Guy Ouellette
South Shore
Candiac, Quebec

David Pinsonneault
Specialized Groups
Mont-Saint-Hilaire, Quebec

Paolo Pizzuto
Sales and Service Strategies
Laval, Quebec

Roland Provost
Drummondville, Bois-Francs and Mauricie
Longueuil, Quebec

Chantale Reid
Network Support
Montreal, Quebec

Nicole Rondou
Compliance
Saint-Lambert, Quebec

Sylvie Roy
Marketing and Public Affairs
Verdun, Quebec

France Roy Maffeï
Customer Relations Centres
Île-des-Sœurs, Quebec

Lili J. Shain
National Accounts, Ontario
Toronto, Ontario

Vincent Sofia
Asia
Hong Kong, China

John W. Swendsen
Western Canada and Energy
Calgary, Alberta

Pierre Therrien
Private Banking
Montreal, Quebec

Peter D. Thompson
Outaouais/Northern and Eastern Ontario
Manotick, Ontario

Benoît Villeneuve
Finance
Candiac, Quebec

Jimmy Villeneuve
Organizational Performance, Premises
and Material Resources
Île-des-Sœurs, Quebec

Kathleen Zicat
Laval, Northern and Western Quebec
Anjou, Quebec

Principal Subsidiaries and Representative Offices Abroad

Canada

Investment dealers

National Bank Financial
1155 Metcalfe
5th Floor
Montreal, Quebec H3B 4S9

NBCN Inc.
The Exchange Tower
130 King Street West
Suite 3200
Toronto, Ontario M5X 1J9

NBF Emissary Turnkey Solution, LP
The Exchange Tower
130 King Street West
Suite 3030
Toronto, Ontario M5X 1J9

Portfolio management

Natcan Investment Management Inc.
1100 University
4th Floor
Montreal, Quebec H3B 2G7

Insurance

National Bank Life Insurance Company
1100 University
5th Floor
Montreal, Quebec H3B 2G7

National Bank General Insurance Inc.
1100 University
11th Floor
Montreal, Quebec H3B 2G7

Trust services

National Bank Trust Inc.
1100 University
12th Floor
Montreal, Quebec H3B 2G7

Natcan Trust Company Inc.
1100 University
12th Floor
Montreal, Quebec H3B 2G7

Brokerage and mutual fund dealers

National Bank Securities Inc.
1100 University
10th Floor
Montreal, Quebec H3B 2G7

National Bank Direct Brokerage Inc.
1100 University
7th Floor
Montreal, Quebec H3B 2G7

Altamira Financial Services Ltd.
The Exchange Tower
130 King Street West
Suite 900
Toronto, Ontario M5X 1K9

NBF Securities (USA) Corp.
1155 Metcalfe
5th Floor
Montreal, Quebec H3B 4S9

Opus 2 Securities Inc.
The Exchange Tower
130 King Street West
Suite 3030
Toronto, Ontario M5X 1J9

Financial services

National Bank Insurance Firm Inc.
1100 University
12th Floor
Montreal, Quebec H3B 2G7

National Bank Financial Planning Inc.
1100 University
12th Floor
Montreal, Quebec H3B 2G7

United States

Natbank, National Association
4031 Oakwood Boulevard
Hollywood, FL 33020

Natbank, National Association
1231 South Federal Highway
Pompano Beach, FL 33062

Putnam Lovell NBF Securities Inc.
65 East 55th Street
34th Floor
New York, NY 10022

NB Capital Corporation
65 East 55th Street
31st Floor
New York, NY 10022

NBC Global Risk Management Inc.
700 Louisiana Street
Suite 4220
Houston, TX 77002

Bahamas

National Bank of Canada (International) Limited
Goodman's Bay Corporate Center
West Bay Street
P.O. Box N-3015
Nassau

United Kingdom

NBC Financial (UK) Ltd.
71 Fenchurch Street
11th Floor
London EC3M 4HD

NBF Securities UK
71 Fenchurch Street
11th Floor
London EC3M 4HD

Putnam Lovell NBF Securities Inc.
130 Jermyn Street
London SW1Y 4PL

Switzerland

NBF International SA
15, rue du Cendrier
Suite 1201
Geneva

China

NBC Trade Finance Limited
7/F Citic Tower
1 Tim Mei Avenue
Central
Hong Kong

Offices and branches abroad

Representative offices

Paris
123, avenue des Champs-Élysées
75008 Paris
France

Hong Kong
3903 Jardine House
1 Connaught Place
Central
Hong Kong
China

Branches

71 Fenchurch Street
11th Floor
London EC3M 4HD
United Kingdom

65 East 55th Street
31st Floor
New York, NY 10022
U.S.A.

Goodman's Bay Corporate Center
West Bay Street
P.O. Box N-3015
Nassau, Bahamas

Information for Shareholders

The Bank's share capital consists of common shares and two series of First Preferred Shares, Series 15 and 16.

Stock Exchange Listings

The common shares of the Bank as well as the First Preferred Shares, Series 15 and 16, and notes are listed on the Toronto Stock Exchange.

Stock Exchange Listings

Issue or Class	Ticker Symbols	Newspaper Abbreviations
Common Shares	NA	Nat Bk or Natl Bk
First Preferred Shares		
Series 15	NA.PR.K	Nat Bk s15 or Natl Bk s15
Series 16	NA.PR.L	Nat Bk s16 or Natl Bk s16
Notes	NA.NT.J	
	NA.NT.K	

Number of Shareholders

As at October 31, 2005, 26,235 common shareholders were recorded in the Bank's share register.

Dividends

Dividend dates in fiscal 2005-2006

(Subject to approval by the Board of Directors of the Bank)

Ex-dividend dates	Record dates	Payment dates
Common Shares		
December 23, 2005	December 29, 2005	February 1, 2006
March 28, 2006	March 30, 2006	May 1, 2006
June 20, 2006	June 22, 2006	August 1, 2006
September 26, 2006	September 28, 2006	November 1, 2006
First Preferred Shares, Series 15 and 16		
January 11, 2006	January 13, 2006	February 15, 2006
April 12, 2006	April 17, 2006	May 15, 2006
July 5, 2006	July 7, 2006	August 15, 2006
October 11, 2006	October 13, 2006	November 15, 2006

Dividends declared in fiscal 2004-2005

Common Shares

Ex-dividend dates	Record dates	Payment dates	Dividend per share
December 23, 2004	December 27, 2004	February 1, 2005	$0.42
March 22, 2005	March 24, 2005	May 1, 2005	$0.42
June 23, 2005	June 27, 2005	August 1, 2005	$0.44
September 20, 2005	September 22, 2005	November 1, 2005	$0.44

First Preferred Shares, Series 13, 15 and 16

Ex-dividend dates	Record dates	Payment dates	Dividend per share Series 13	Series 15	Series 16
January 5, 2005	January 7, 2005	February 15, 2005	$0.40	$0.365625	N/A
April 6, 2005	April 8, 2005	May 15, 2005	$0.40	$0.365625	$0.202637
July 6, 2005	July 8, 2005	August 15, 2005	$0.40	$0.365625	$0.303125
October 5, 2005	October 7, 2005	November 15, 2005	N/A	$0.365625	$0.303125

Dividend Reinvestment and Share Purchase Plan

Under the Dividend Reinvestment and Share Purchase Plan, holders of common shares of the Bank may invest in common shares of the Bank without paying a commission or administration fee.

Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

For additional information, contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

Direct Deposit

Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association.

To do so, they must send a written request to the Transfer Agent, National Bank Trust Inc.

Quarterly Report Publication Dates in Fiscal 2005-2006

(Subject to approval by the Board of Directors of the Bank)

First quarter	March 2, 2006
Second quarter	May 25, 2006
Third quarter	August 31, 2006
Fourth quarter	November 30, 2006

Head Office

National Bank of Canada
National Bank Tower
600 de La Gauchetière West
Montreal, Quebec
Canada H3B 4L2
Telephone: (514) 394-5000
Telex: 0525181
Website: www.nbc.ca

Transfer Agent and Registrar

National Bank Trust Inc.
Share Ownership Management
1100 University, 12th Floor
Montreal, Quebec
Canada H3B 2G7
E-mail: clientele@tbn.nbc.ca
Telephone: 1-800-341-1419
(514) 871-7171
Fax: (514) 871-7442

Mailing address:
National Bank Trust Inc.
Share Ownership Management
P.O. Box 888, Station B
Montreal, Quebec
Canada H3B 9Z9

Annual Meeting

The Annual Meeting of Holders of Common Shares of the Bank will be held on Wednesday, March 8, 2006, at 9:30 a.m., Eastern time, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque West, Montreal, Quebec, Canada.

Public Accountability Statement

The 2005 Social Responsibility Report will be available on the Bank's website at www.nbc.ca.

Communication with Shareholders

For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address or telephone numbers opposite.

Other shareholder inquiries can be addressed to:
Investor Relations
National Bank of Canada
National Bank Tower
600 de La Gauchetière West, 7th Floor
Montreal, Quebec
Canada H3B 4L2

Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Caution Regarding Forward-Looking Statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this Annual Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbor" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

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Legal Deposit
4th quarter 2005
Bibliothèque nationale du Québec
Printed in Canada
ISBN 2-921835-43-6

Head Office
National Bank Tower
600 de La Gauchetière West
Montreal, Quebec H3B 4L2
Canada

Pour obtenir un exemplaire de la version française
du rapport annuel, veuillez vous adresser à :
Service des relations publiques
Banque Nationale du Canada
600, rue De La Gauchetière Ouest, 10e étage
Montréal (Québec) H3B 4L2
Canada
Téléphone : (514) 394-0296
Télécopieur : (514) 394-6196

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NATIONAL
BANK
OF CANADA

File No. 82-3764

consolidated financial statements

[illegible]

Management's Report

The consolidated financial statements of National Bank of Canada (the "Bank") and the other financial information presented in the Annual Report were prepared by Management, which is responsible for their integrity, including the material estimates and judgments incorporated therein. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

In discharging its responsibilities and ensuring that the Bank's assets are safeguarded, Management maintains the necessary accounting and control systems. These controls include standards for hiring and training personnel, the defining and evaluation of tasks and functions, operating policies and procedures and budget controls.

The Board of Directors (the "Board") is responsible for reviewing and approving the financial information which appears in the Annual Report. Acting through the Audit and Risk Management Committee (the "Committee"), the Board also oversees the presentation of the consolidated financial statements and ensures that accounting and control systems are maintained.

The Committee, composed of directors who are neither officers nor employees of the Bank, is responsible for evaluating internal control procedures on an ongoing basis and reviewing the consolidated financial statements and recommending them to the Board for approval. The Committee oversees a team of internal auditors, which reports to it on a regular basis.

The control systems are further supported by the Bank's observance of the laws and regulations that apply to its operations. The Superintendent of Financial Institutions Canada regularly examines the affairs of the Bank to ensure that the provisions of the *Bank Act* with respect to the safety of the Bank's depositors are being duly observed and that the Bank is in a sound financial condition.

The independent auditors, Samson Bélair/Deloitte & Touche, s.e.n.c.r.l., whose report follows, were appointed by the shareholders on the recommendation of the Board. They were given full and unrestricted access to the Committee to discuss their audit and financial reporting matters.

Réal Raymond
President and
Chief Executive Officer

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs

Montreal, December 8, 2005

Auditors' Report

To the Shareholders of National Bank of Canada

We have audited the Consolidated Balance Sheets of National Bank of Canada (the "Bank") as at October 31, 2005 and 2004 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years then ended. These consolidated financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Samson Bélair/Deloitte & Touche, s.e.n.c.r.l.
Chartered Accountants

Montreal, December 8, 2005

Consolidated Statement of Income

Year ended October 31
(millions of dollars)

	Note	2005	2004
Interest income and dividends			
Loans		**2,122**	1,884
Securities		**739**	588
Deposits with financial institutions		**193**	113
		3,054	2,585
Interest expense			
Deposits		**1,113**	800
Subordinated debentures		**100**	99
Other		**404**	323
		1,617	1,222
Net interest income		**1,437**	1,363
Other income			
Financial market fees		**682**	633
Deposit and payment service charges		**201**	200
Trading revenues		**192**	198
Gains on investment account securities, net		**91**	91
Card service revenues		**63**	49
Lending fees		**247**	258
Acceptances, letters of credit and guarantee		**61**	65
Securitization revenues		**195**	180
Foreign exchange revenues		**76**	72
Trust services and mutual funds		**285**	244
Other		**173**	192
		2,266	2,182
Total revenues		**3,703**	3,545
Provision for credit losses	6	**33**	86
Operating expenses			
Salaries and staff benefits		**1,451**	1,359
Occupancy		**184**	200
Computers and equipment		**356**	334
Communications		**81**	77
Professional fees		**136**	118
Other		**291**	300
		2,499	2,388
Income before income taxes and non-controlling interest		**1,171**	1,071
Income taxes	15	**291**	318
		880	753
Non-controlling interest		**25**	28
Net income		**855**	725
Dividends on preferred shares	13	**26**	23
Net income available to common shareholders		**829**	702
Average number of common shares outstanding *(thousands)*	16		
Basic		**166,382**	170,918
Diluted		**168,964**	173,276
Net earnings per common share *(dollars)*	16		
Basic		**4.98**	4.10
Diluted		**4.90**	4.05
Dividends per common share *(dollars)*	13	**1.72**	1.42

Consolidated Balance Sheet

As at October 31
(millions of dollars)

	Note	2005	2004
ASSETS			
Cash		**227**	481
Deposits with financial institutions		**10,087**	5,296
Securities			
Investment account	4	**6,869**	7,446
Trading account	4	**26,183**	20,561
		33,052	28,007
Securities purchased under reverse repurchase agreements		**7,023**	4,496
Loans	5 and 6		
Residential mortgage		**15,677**	15,500
Personal and credit card		**9,796**	7,825
Business and government		**22,096**	18,751
		47,569	42,076
Allowance for credit losses		**(451)**	(578)
		47,118	41,498
Other			
Customers' liability under acceptances		**3,242**	3,076
Fair value of trading derivative financial instruments	18	**2,390**	2,735
Premises and equipment	7	**355**	267
Goodwill	8	**662**	662
Intangible assets	8	**178**	180
Other assets	9	**3,264**	1,799
		10,091	8,719
		107,598	88,497
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	10		
Personal		**26,385**	24,008
Business and government		**29,636**	23,966
Deposit-taking institutions		**5,956**	5,458
		61,977	53,432
Other			
Acceptances		**3,242**	3,076
Obligations related to securities sold short		**15,504**	10,204
Securities sold under repurchase agreements		**12,915**	8,182
Fair value of trading derivative financial instruments	18	**1,846**	2,386
Other liabilities	9	**5,928**	5,235
		39,435	29,083
Subordinated debentures	11	**1,102**	1,408
Non-controlling interest	11	**487**	370
Shareholders' equity			
Preferred shares	13	**400**	375
Common shares	13	**1,565**	1,545
Contributed surplus		**13**	7
Unrealized foreign currency translation adjustments		**(26)**	(10)
Retained earnings		**2,645**	2,287
		4,597	4,204
		107,598	88,497

Réal Raymond
President and Chief Executive Officer

Pierre Bourgie
Director

Consolidated Statement of Changes in Shareholders' Equity

Year ended October 31
(millions of dollars)

	Note	2005	2004
Preferred shares at beginning		**375**	375
Issuance of preferred shares, Series 16		**200**	–
Redemption of preferred shares, Series 13 for cancellation		**(175)**	–
Preferred shares at end	13	**400**	375
Common shares at beginning		**1,545**	1,583
Issuance of common shares			
Dividend Reinvestment and Share Purchase Plan		**12**	12
Stock Option Plan		**46**	30
Repurchase of common shares for cancellation		**(39)**	(80)
Impact of shares acquired or sold for trading purposes		**1**	–
Common shares at end	13	**1,565**	1,545
Contributed surplus at beginning		**7**	2
Stock option expense	14	**6**	5
Contributed surplus at end		**13**	7
Unrealized foreign currency translation adjustments at beginning		**(10)**	6
Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes		**(16)**	(16)
Unrealized foreign currency translation adjustments at end		**(26)**	(10)
Retained earnings at beginning		**2,287**	2,131
Net income		**855**	725
Impact of initial adoption of AcG-15	2	**1**	–
Dividends			
Preferred shares	13	**(26)**	(23)
Common shares	13	**(286)**	(243)
Premium paid on common shares repurchased for cancellation	13	**(185)**	(302)
Share issuance expenses and other, net of income taxes		**(1)**	(1)
Retained earnings at end		**2,645**	2,287
Shareholders' equity		**4,597**	4,204

Consolidated Statement of Cash Flows

Year ended October 31
(millions of dollars)

	Note	2005	2004
Cash flows from operating activities			
Net income		**855**	725
Adjustments for:			
Provision for credit losses		**33**	86
Amortization of premises and equipment		**63**	52
Future income taxes		**(31)**	50
Translation adjustment on foreign currency subordinated debentures		**(11)**	(29)
Gains on sale of investment account securities, net		**(91)**	(91)
Gains on asset securitizations and other transfers of receivables, net		**(125)**	(64)
Stock option expense		**6**	5
Change in interest payable		**(73)**	58
Change in interest and dividends receivable		**11**	268
Change in income taxes payable		**6**	(161)
Change in net fair value amounts on trading derivative financial instruments		**(195)**	(116)
Change in trading account securities		**(5,622)**	(1,410)
Excess of pension plan contributions over expenses		**-**	(20)
Change in other items		**(430)**	929
		(5,604)	282
Cash flows from financing activities			
Change in deposits		**8,250**	1,969
Issuance of subordinated debentures		**350**	-
Redemption of subordinated debentures		**(350)**	(79)
Issuance of common shares		**58**	42
Issuance of preferred shares		**200**	-
Repurchase of common shares for cancellation		**(224)**	(382)
Redemption of preferred shares for cancellation		**(175)**	-
Dividends paid on common shares		**(278)**	(179)
Dividends paid on preferred shares		**(27)**	(23)
Change in obligations related to securities sold short		**5,300**	1,747
Change in securities sold under repurchase agreements		**4,733**	(492)
Change in other items		**(19)**	(16)
		17,818	2,587
Cash flows from investing activities			
Change in deposits with financial institutions pledged as collateral		**(3,594)**	(123)
Change in loans		**(8,016)**	(4,851)
Proceeds from securitization of assets and other transfers of receivables		**3,069**	1,648
Maturity of securitized assets		**(706)**	-
Purchases of investment account securities		**(52,611)**	(15,479)
Sales of investment account securities		**53,313**	15,140
Change in securities purchased under reverse repurchase agreements		**(2,527)**	(541)
Consolidation of assets in accordance with AcG-15	2	**(132)**	-
Net acquisitions of premises and equipment		**(67)**	(56)
		(11,271)	(4,262)
Increase (decrease) in cash and cash equivalents		**943**	(1,393)
Cash and cash equivalents at beginning		**5,333**	6,726
Cash and cash equivalents at end		**6,276**	5,333
Cash and cash equivalents			
Cash		**227**	481
Deposits with financial institutions		**10,087**	5,296
Less: amount pledged as collateral		**(4,038)**	(444)
		6,276	5,333
Supplementary information			
Interest paid		**1,589**	1,218
Income taxes paid		**257**	529

Notes to the Consolidated Financial Statements

As at October 31
(millions of dollars)

1 | Summary of Significant Accounting Policies

The consolidated financial statements of National Bank of Canada (the "Bank") were prepared in accordance with Section 308(4) of the *Bank Act*, which states that Canadian generally accepted accounting principles ("GAAP") are to be applied unless otherwise specified by the Superintendent of Financial Institutions Canada (the "Superintendent"). These principles differ in some regards from United States GAAP, as explained in Note 24.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect assets and liabilities, income and other related information. The most significant assets and liabilities subject to estimates are the allowance for credit losses, fair value financial instruments, the valuation of investment account securities, asset securitization, goodwill and intangible assets, pension plans and other employee future benefits, income taxes and the provision for contingencies. If actual results differ from these estimates, the impact is recognized in future periods.

The significant accounting policies used in preparing these consolidated financial statements are summarized below.

Basis of consolidation

The consolidated financial statements include the assets, liabilities and operating results of all subsidiaries after the elimination of intercompany transactions and balances. Since November 1, 2004, in accordance with Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15), as explained in detail in Note 2a, the Bank began consolidating the variable interest entities of which it is the primary beneficiary.

Investments in companies over which the Bank exercises significant influence are accounted for using the equity method and are included in "Other assets" in the Consolidated Balance Sheet. The Bank's share of income (losses) from these companies is included in "Other income" in the Consolidated Statement of Income.

Translation of foreign currencies

The monetary assets and liabilities of the Bank and its integrated branches and subsidiaries denominated in foreign currencies as well as all assets and liabilities of its self-sustaining branches and subsidiaries denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate. Non-monetary assets and liabilities of the Bank and its integrated branches and subsidiaries denominated in foreign currencies are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using average exchange rates.

Translation gains and losses arising from the translation of the financial statements of self-sustaining branches and subsidiaries, including the related impact on hedging and income taxes, are recorded in "Unrealized foreign currency translation adjustments" in the Consolidated Balance Sheet. Translation gains and losses arising from operations in integrated branches and subsidiaries are included in the Consolidated Statement of Income.

Cash and deposits with financial institutions

Cash and deposits with financial institutions consist of cash and cash equivalents. Cash comprises cash on hand, bank notes and coin. Cash equivalents consist of deposits with the Bank of Canada, deposits with financial institutions, including net receivables related to cheques and other items in the clearing process, as well as the net amount of cheques and other items in transit.

Securities

Securities are held, depending on Management's intentions, in the investment or trading account. The Bank records securities transactions on a trade date basis.

Investment account securities are purchased with the intention of holding them to maturity or until market conditions favour other types of investment. Equity securities are stated at acquisition cost if the Bank does not exercise a significant influence over the investee. Debt securities are stated at unamortized acquisition cost, and any premiums or discounts are amortized using the effective yield method over the period to maturity or disposal of the security. Dividend and interest income as well as the amortization of premiums and discounts are recorded in "Interest income and dividends." Gains or losses realized on the disposal of securities, calculated using the average cost method, and any loss in value that is other than a temporary impairment are recorded in "Other income."

Trading account securities generally purchased for resale in the short term are presented at fair value based on publicly disclosed market prices. In the event market prices are not available, the fair value is estimated on the basis of the market prices of similar securities or using other methods. Dividend and interest income are recorded in "Interest income and dividends." Realized and unrealized gains or losses on these securities are recorded in "Other income."

(millions of dollars)

1 | Summary of Significant Accounting Policies (cont.)

Securities purchased under reverse repurchase agreements and sold under repurchase agreements
The Bank purchases securities under reverse repurchase agreements and sells securities under repurchase agreements. Reverse repurchase agreements and repurchase agreements are treated as guaranteed loans and borrowings and are recorded at cost in the Consolidated Balance Sheet. Interest income from reverse repurchase agreements and interest expense under repurchase agreements are recorded on an accrual basis in the Consolidated Statement of Income.

Loans
A loan, other than a credit card loan, is considered impaired when, in the opinion of Management, there is reasonable doubt as to the ultimate collectibility of a portion of principal or interest or where payment of interest is contractually 90 days past due, unless there is no doubt as to the collectibility of the principal or interest. A loan may revert to performing status only when principal and interest payments have become fully current. Credit card loans are written off when payments are more than 180 days in arrears.

When a loan is deemed impaired, interest ceases to be recorded and the carrying value of the loan is adjusted to its estimated realizable amount by writing off all or part of the loan or by taking an allowance for credit losses.

Foreclosed assets held for sale in settlement of an impaired loan are presented at fair value less selling costs at the date of foreclosure. Any difference between the carrying value of the loan before foreclosure and the initially estimated realizable amount of the assets is recorded to "Provision for credit losses." For any subsequent change in their fair value, gains or losses are recognized under "Other income" in the Consolidated Statement of Income. Gains may not exceed losses in value recognized after the date of foreclosure. Revenues generated by foreclosed assets and the related operating expenses are included in the Consolidated Statement of Income under "Other."

Foreclosed assets held for use in settlement of an impaired loan are measured at fair value at the date of foreclosure. Any difference in the carrying value of the loan exceeding fair value is recorded under "Provision for credit losses." These assets are subsequently presented at the date of foreclosure as premises and equipment and are subject to the same accounting rules as those applicable to the premises and equipment to which they relate.

Loan origination fees, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are deferred and amortized to interest income over the term of the loan. If there is a reasonable expectation that a commitment will result in a loan, commitment fees are amortized to interest income over the term of the loan; otherwise, they are included in "Other income" over the term of the commitment. Loan syndication fees are recorded to "Other income," unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases, an appropriate portion of the fees is deferred and amortized to interest income over the term of the loan.

Since the adoption on November 1, 2003 of Section 1100 of the CICA Handbook "Generally Accepted Accounting Principles," certain mortgage loan prepayment fees have been recognized in the Consolidated Statement of Income under "Lending fees" when earned. Prior to November 1, 2003, these fees were deferred and amortized to interest income over the term of the loan. Following the adoption of Section 1100, an unamortized balance of mortgage loan prepayment fees, which amounted to $25 million as at October 31, 2003 ($16 million net of income taxes) was recorded during 2004 in the Consolidated Statement of Income under "Lending fees."

Allowance for credit losses
The allowance for credit losses reflects Management's best estimate of losses in its loan portfolio as at the balance sheet date. The allowance relates primarily to loans, but may also cover the credit risk associated with deposits with other banks, derivative products, loan substitute securities and other credit instruments such as acceptances, letters of guarantee and letters of credit. The allowance for credit losses, which consists of specific allowances for impaired loans, the country risk allowance and the general allowance for credit risk, is increased by the provision for credit losses, which is charged to income, and decreased by the amount of write-offs, net of recoveries.

The specific allowances for impaired loans are established for all such loans that can be identified and for which impairment can be estimated individually, reducing them to their estimated realizable amounts. The estimated realizable amounts are measured by discounting expected future cash flows. For groups of impaired loans consisting of large numbers of homogeneous balances of relatively small amounts, the realizable amounts are determined by discounting expected future cash flows for each group of loans using formulas that take into account past loss experience, economic conditions and other relevant circumstances. No specific allowance is established for credit card loans, as balances are written off if payment has not been received within 180 days.

The allowance for loan impairment in relation to loans to countries designated by the Superintendent is revalued on an ongoing basis according to risk exposure in the various countries and their related economic conditions.

1 | Summary of Significant Accounting Policies (cont.)

The allocated general allowance for credit risk represents Management's best estimate of probable losses within the portion of the portfolio that has not yet been specifically identified as impaired. This amount is determined by applying expected loss factors to outstanding and undrawn facilities. The allocated general allowance for corporate and government loans is based on the application of expected default and loss factors, determined by statistical loss migration analysis, delineated by loan type. For more homogeneous portfolios, such as residential mortgage loans, small and medium-sized enterprise loans, personal loans and credit card loans, the allocated general allowance is determined on a product portfolio basis. Losses are determined by the application of loss ratios determined through statistical analysis of loss migration over an economic cycle. The unallocated general allowance for credit risk is based on Management's assessment of probable losses in the portfolio that have not been captured in the determination of the specific allowances for impaired loans, the country risk allowance and the allocated general allowance. This assessment takes into account general economic and business conditions, recent loan loss experience, and trends in credit quality and concentrations. This allowance also reflects model and estimation risks. The unallocated general allowance does not represent future losses or serve as a substitute for the allocated general allowance.

Asset securitization
The Bank securitizes residential and commercial mortgage loans, consumer loans, personal loans and credit card receivables by selling them to qualified special purpose entities or trusts that issue securities to investors. These transactions are recorded as sales when the Bank is deemed to have surrendered control over the assets sold and to have received consideration other than beneficial interests in these assets. Gains and losses on securitization transactions are recognized in income on the transaction date.

As part of securitization transactions, the Bank may retain certain interests in the securitized receivables in the form of subordinated certificates, rights to future excess interest and, in some cases, a cash reserve account. Gains and losses on securitizations, net of transaction fees, are carried in the Consolidated Statement of Income under "Securitization revenues." Gains and losses recognized on the sale of receivables are dependent in part on the allocation of the previous carrying amount of the receivables to the assets sold and the retained interests. This allocation is based on their relative fair value at the date of transfer. Fair value is based on market prices, when available. However, as quotes are usually not available for retained interests, fair value is determined using the present value of expected future cash flows based on assumptions regarding credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved.

Retained interests are recorded at cost and included in investment account securities. Any impairment in the value of retained interests that is other than temporary is recorded in the Consolidated Statement of Income under "Securitization revenues."

The Bank generally transfers receivables on a fully serviced basis. At the time of transfer, a servicing liability is recognized and amortized to income over the term of the transferred assets. This servicing liability is presented in the Consolidated Balance Sheet under "Other liabilities."

Guaranteed mortgage loans
The Bank finances a portion of its residential mortgage loan portfolio through the mortgage-backed securities program provided for in the *National Housing Act*. Under this program, the Bank pools eligible mortgage loans and sells ownership rights in these pools to investors. Investors are paid a pre-set coupon rate and the principal from the underlying mortgages. The Canada Mortgage and Housing Corporation ("CMHC") unconditionally guarantees the payments to the investors. The Bank continues to service the securitized mortgage loans.

The Bank is committed to the CMHC to make sufficient funds regularly available to the paying agent and the transfer agent to pay the amounts due to investors, whether or not the mortgagors have made their payments. Moreover, the Bank must place all funds due to investors at maturity of the securities at the disposal of the paying agent and the transfer agent. Should the Bank default, the CMHC can assign the servicing of the securitized loans to another servicer.

Acceptances and customers' liability under acceptances
The potential liability of the Bank under acceptances is recorded as a liability in the Consolidated Balance Sheet. The Bank's potential recourse against customers is recorded as an equivalent offsetting asset. Fees are recorded in "Other income" in the Consolidated Statement of Income.

1 | Summary of Significant Accounting Policies (cont.)

Premises and equipment

Buildings, equipment and furniture and leasehold improvements are recognized at cost less accumulated amortization and are amortized over their estimated useful lives according to the following methods and rates. Land is recorded at cost.

	Methods	Rates
Buildings	(a) or (b)	2% to 14%
Equipment and furniture	(a) or (b)	20% to 50%
Leasehold improvements	(a)	(c)

(a) straight-line
(b) diminishing balance
(c) over the lease term plus the first renewal option

Goodwill

The purchase method is used to account for the acquisition of subsidiaries. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Goodwill is tested for impairment annually, or more frequently if changes in circumstances indicate that the asset might be impaired, to ensure that the fair value remains greater than or equal to the carrying value. Any excess of the carrying value over the fair value is charged to income for the period during which the impairment has been determined.

Intangible assets

The intangible assets of the Bank result from the acquisition of subsidiaries or groups of assets and are mainly composed of management contracts recorded at fair value at the time of acquisition. Since these assets have indefinite lives, they are not amortized, but are tested for impairment annually, or more frequently if changes in circumstances indicate that they might be impaired. The impairment test consists in comparing the fair value of the asset with its carrying value. Any excess of the carrying value over the fair value is charged to income for the period during which the impairment is determined. Intangible assets with finite useful lives are amortized over their useful lives. These assets are written down when the long-term expectation is that their carrying values will not be recovered. Any excess of the carrying value over the recoverable value is charged to income.

Obligations related to securities sold short

These liabilities represent the Bank's obligation to deliver securities it sold but did not own at the time of sale. Obligations related to securities sold short are recorded as liabilities at fair value; obligations related to securities that are used as hedges are accounted for at unamortized cost. Realized and unrealized gains and losses on trading activities are recorded in "Trading revenues" in the Consolidated Statement of Income.

Gains and losses on securities sold short used for hedging purposes are included in the Consolidated Statement of Income concurrently with the gains and losses on the hedged items.

Income taxes

The Bank provides for income taxes under the asset and liability method. The Bank determines future income tax assets and liabilities based on the differences between the carrying values and the tax bases of assets and liabilities, according to income tax laws and income tax rates enacted or substantively enacted on the date the differences will reverse. Future income tax assets represent tax benefits related to deductions the Bank may claim to reduce its taxable income in future years. No future income tax expense is recorded for the portion of retained earnings of foreign subsidiaries that is permanently reinvested.

Derivative financial instruments

Certain types of derivatives are used to meet the risk management, investment and trading needs of the Bank and its clients.

The main derivative instruments used by the Bank are exchange-traded contracts such as futures and options as well as over-the-counter products such as forwards, options and swaps.

Trading derivatives

Derivatives used to accommodate the needs of clients and enable the Bank to generate income from its trading activities are recognized on a fair value basis. Derivatives with a positive fair value are presented as assets, and derivatives with a negative fair value as liabilities, in the Consolidated Balance Sheet. Realized and unrealized gains and losses on trading activities are recorded in "Other income" in the Consolidated Statement of Income.

1 | Summary of Significant Accounting Policies (cont.)

Non-trading derivatives
The Bank also uses derivative instruments in its own risk management and investment activities.

Derivative instruments used to manage the Bank's own risks, in particular interest and exchange rate risks, are recorded using hedge accounting, when appropriate. Non-trading derivatives that do not qualify for hedge accounting are carried at fair value in assets or liabilities. Realized and unrealized gains and losses on non-trading activities are recorded in "Other income" in the Consolidated Statement of Income.

Hedge accounting
Documentation
The Bank prepares formal documentation for all hedging relationships which identifies the hedging derivative and the specific asset or liability or cash flow being hedged. It also documents the risk management objective and strategy used for all hedging activities. The Bank also systematically determines, at inception of the hedge and over the term of the hedging relationship, whether changes in the fair value or cash flows of the hedged item can be effectively offset by changes in the fair value or cash flows of the hedging derivative.

Recognition
When the derivative is designated and deemed effective as a fair value or cash flow hedge, the related gains and losses are recorded in "Other income" in the Consolidated Statement of Income at the same time as the gains or losses on the assets or liabilities hedged.

Discontinuance of hedge accounting
Realized and unrealized gains and losses on terminated derivatives or derivatives that have ceased to be effective before they expire are presented with assets or liabilities in the Consolidated Balance Sheet and recognized in "Other income" in the period during which the underlying hedged item is recognized. Should the derivative once again qualify for hedge accounting, any fair value already presented in the Consolidated Balance Sheet will be amortized to "Other income" over the remaining term of the hedged item. If a designated hedged item is sold, terminated or expires before the related derivative is terminated, any realized or unrealized gain or loss on the derivative is recognized in "Other income" in the Consolidated Statement of Income.

Equity-linked deposit contracts
The Bank recognizes the fair value of certain deposit obligations that vary according to the performance of certain securities or equity indexes and entitle investors, after a predetermined period, to receive a given percentage of their capital or a variable amount, whichever is greater, based on the performance of an equity index or shares. Future fluctuations in fair value are reflected in the Consolidated Statement of Income as they arise.

Insurance revenues and expenses
Premiums less claims and changes in actuarial liabilities are reflected in "Other income." Income from securities held by the insurance subsidiaries is included in "Interest income and dividends" in the Consolidated Statement of Income. Amortization of deferred gains and losses on the disposal of securities is included in "Other income." Administrative costs are recorded in "Operating expenses" in the Consolidated Statement of Income.

Assets under administration and assets under management
The Bank administers and manages assets that are owned by clients but which are not reflected on the Consolidated Balance Sheet. Asset management fees are earned for providing investment and mutual fund management services. Asset administration fees are earned for providing trust, estate administration and custodial services. Fees are recognized in "Other income" as the services are provided.

Employee future benefits
The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans. The Bank also offers its employees certain post-retirement and post-employment benefits, compensated leave and termination benefits (non-pension employee benefits), which are generally not funded. These benefits include healthcare, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire at certain retirement ages. Employees eligible for post-employment benefits are those on long-term disability or maternity leave.

The Bank records its benefit obligation under employee pension plans and the related costs net of plan assets.

1 | Summary of Significant Accounting Policies (cont.)

Actuarial valuations are made periodically to determine the present value of plan obligations. The actuarial valuation of accrued pension and post-retirement benefit obligations is based on the projected benefit method prorated on services using the most likely assumptions according to Management as regards future salary levels, cost escalation, retirement age and other actuarial factors. The accrued benefit obligation is valued using market rates as at the measurement date. With regard to the expected long-term returns on plan assets used to calculate pension expense, most of the fixed-income securities in the plans are measured using fair value while equity securities and other assets are measured using a market-related value. This value takes into account the changes in the fair value of assets over a three-year period. Prior to November 1, 2003, all portfolio securities were valued at market-related values. The impact of this change for the years ended October 31, 2005 and 2004 is negligible.

The cost of pension and other post-retirement benefits earned by employees is established by calculating the sum of the following: the current period accrued benefit cost; the notional interest on the actuarial liability of the plans and the expected long-term return on plan assets; the amortization, over the average remaining service lives of employees, of actuarial gains and losses; and the amounts resulting from changes made to the assumptions and the plans. The cumulative excess of pension plan contributions over the amounts recorded as expenses is recognized in "Other assets" in the Consolidated Balance Sheet while the cumulative cost of post-retirement benefits, net of disbursements, is recognized in "Other liabilities."

Past service costs arising from amendments to the plans are amortized on a straight-line basis over the average remaining service period of active employees on the date of the amendments. The portion of the net actuarial gain or loss which exceeds 10% of either the accrued benefit obligation or the fair value of plan assets, whichever is higher, is amortized over the average remaining service period of active employees. This average remaining service period varies from 9 to 12 years depending on the plan. When the restructuring of an employee benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Stock-based compensation plans

Rights awarded under the Bank's Stock Appreciation Rights (SAR) Plan are recorded at intrinsic value by measuring, on an ongoing basis, the excess of the stock price over the exercise price of the option. The Bank's obligation, which results from the variation in the stock's market price, is recognized in income on a straight-line basis over the vesting period, i.e., four years, and the corresponding amount is included in "Other liabilities." When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized by increasing or decreasing the compensation expense for the period in which the variations occur.

The Bank has used the fair value based method to account for stock options awarded under its stock option plan since November 1, 2002. The fair value of the stock options is estimated on the award date using the Black-Scholes model.

This cost is recognized on a straight-line basis over the vesting period, i.e., four years, as an increase in compensation expense and contributed surplus. When the options are exercised, the contributed surplus is credited to common share paid-up capital. The proceeds received from the employees when these options are exercised are also credited to common share paid-up capital. The exercise price of each option awarded is equal to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the business day preceding the date of the award.

The Bank also offers a Deferred Stock Unit (DSU) Plan for Officers intended for certain members of senior management and other key employees of the Bank and its subsidiaries. Under the Plan, a portion of the value of the officer's compensation is tied to the future value of the Bank's common shares as an incentive award. A DSU is a right whose value corresponds to the market value of a common share of the Bank at the time the DSU is awarded. DSUs vest according to specific criteria and on the dates established in the officer's award letter. Additional DSUs are allocated to the officer's account in proportion to the dividends paid on common shares of the Bank. DSUs can only be exercised when the officer retires or ceases to be a Bank employee. The compensation expense for this plan is recorded in the year the incentive award vests to the officer. Any change in the value of DSUs is recorded as an increase or decrease in compensation expense and the corresponding amount is reflected in "Other liabilities" in the Consolidated Balance Sheet.

The Bank's Restricted Stock Unit (RSU) Plan is intended for all officers designated as eligible persons (the "participants") by a committee or the Board of Directors of the Bank, provided they are employees of the Bank or of one of its subsidiaries. The purpose of the Plan is to directly link a portion of the compensation of designated officers to the growth in shareholder value. The amount granted to a participant at the award date is converted into phantom restricted stock units conditional on the participant remaining in the Bank's employ for a set period of time. The participant's account is credited with additional RSUs when dividends are paid. RSUs vest to the participant and expire on the last day of the 35th month following the award date. Any change in the value of RSUs is recorded as an increase or decrease in compensation expense and the corresponding amount is reflected in "Other liabilities" in the Consolidated Balance Sheet.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

2 | Changes in Accounting Policies

2a. Recent Accounting Standards Adopted

Variable interest entities

On November 1, 2004, the Bank adopted CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" to certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or that absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The impact of the application of this standard was an increase in "Premises and equipment" of $84 million, "Securities" of $48 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $44 million, and "Retained earnings" of $1 million. Prior period consolidated financial statements have not been restated for this Guideline.

The VIEs in which the Bank holds a significant variable interest but of which it is not the primary beneficiary under AcG-15 are described below. The maximum risk of loss arising from these variable interests is primarily the investments in these entities and the backstop liquidity facilities granted to them in the event of a market disruption and the fair value of the derivatives contracts concluded with these entities.

Securitization entities

The Bank carries out transactions in which certain assets such as mortgage loans, credit card receivables and personal loans are sold to entities that finance these purchases through the issuance of term bonds or commercial paper. These entities are qualified special purpose entities under CICA Accounting Guideline No. 12 "Transfers of Receivables" (AcG-12) and are therefore exempt from the consolidation requirements under AcG-15. Asset securitization operations are described in Note 3 to the consolidated financial statements. The Bank provides backstop liquidity facilities under a commercial paper conduit program. The details of these facilities are presented in Note 17 to the consolidated financial statements. Moreover, the Bank has concluded a derivative contract with one of these special purpose entities. The fair value of this derivative is presented on the Bank's Consolidated Balance Sheet.

Multi-seller special purpose entities (SPEs)

The Bank administers a multi-seller SPE that purchases financial assets from clients and finances these purchases through the issuance of commercial paper. Clients use this multi-seller SPE to diversify their sources of financing and reduce financing costs while continuing to manage the financial assets and providing some first loss protection. The Bank does not have any ownership interest in this SPE and, under AcG-15, is not required to consolidate it. The Bank acts as a financial agent and trustee and provides administrative and transaction structuring services to this SPE. The Bank does not provide any credit protection; it does, however, provide backstop liquidity facilities under the commercial paper program. Note 17 to the consolidated financial statements provides information on these backstop liquidity facilities. The rights to collect fees for all services rendered to this SPE are variable interests. In order to meet the needs of investors, the Bank has concluded derivative contracts with this SPE, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of the SPE were $1.2 billion as at October 31, 2005.

The Bank also acts as a financial agent and administrator for three other trusts. These trusts issue and sell to purchasers fixed/adjustable rate debt securities backed by mortgage-backed securities, asset-backed securities, structured financial securities, synthetic corporate exposures and other securities. The Bank does not have any ownership position in these trusts and is not required to consolidate them under AcG-15. The rights to collect fees represent variable interests. The Bank concluded derivative contracts with some of these trusts the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of these trusts were $3.9 billion as at October 31, 2005.

Investment funds

As part of its investment banking operations, the Bank invests in several limited liability partnerships and incorporated entities. These investment companies in turn invest in operating companies with a view to reselling these investments at a profit over the medium or long term. The Bank does not intervene in the operations of these entities; its only role is that of investor. The Bank is not required to consolidate these entities under AcG-15 as it does not absorb the majority of the expected losses and/or receive the majority of the expected residual returns of these entities. As at October 31, 2005, the recorded value of the Bank's total investment was $144 million. The total assets of all these entities amounted to $2.6 billion. Moreover, the Bank has commitments to invest in these entities. These commitments are disclosed in Note 17 to the consolidated financial statements.

(millions of dollars)

2 | Changes in Accounting Policies (cont.)

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies" (AcG-18). Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. AcG-18 sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The Bank applied the provisions of this Guideline prospectively as of November 1, 2004 and its impact is negligible.

2b. Recent Accounting Standards Pending Adoption

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges," and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be recorded in other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement, "Statement of Comprehensive Income," will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

3 | Transfers of Receivables

Asset securitization

Mortgage loans

During 2005, the Bank securitized $2,130 million of guaranteed residential mortgage loans (2004: $1,527 million) through the creation of mortgage-backed securities. The Bank sold $1,844 million of these securities (2004: $1,527 million) and $10 million of mortgage-backed securities created in October 2001. Mortgage-backed securities created and unsold remain in the Consolidated Balance Sheet under "Securities – Investment account." The Bank received net cash proceeds of $1,845 million (2004: $1,520 million) and retained the rights to the excess spread of $79 million (2004: $47 million) earned on the mortgage loans. The Bank also recorded a servicing liability of $11 million (2004: $9 million). A pre-tax gain of $59 million (2004: $31 million), net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues."

Personal loans

Since fiscal 2002, the Bank has sold fixed-rate personal loans on a revolving basis to a trust. A series of notes totaling $206 million issued by this trust in 2002 matured during fiscal 2005. The two remaining series of notes outstanding represent $309 million as at October 31, 2005.

Credit card receivables

Under a 1998 agreement, the Bank sells credit card receivables on a revolving basis to a trust. During 2005, the Bank sold an additional $800 million of its credit card receivables. The Bank received cash proceeds of $795 million and retained the rights to the excess spread of $21 million generated on the receivables, net of any credit losses. The Bank also recorded a servicing liability of approximately $4 million and recognized a pre-tax gain of approximately $12 million, net of transaction fees of $5 million. Following this sale and the maturity of certificates totaling $500 million during fiscal 2005 (maturity of $200 million in 2004), gross securitized credit card receivables outstanding increased from $900 million as at October 31, 2004 to $1.2 billion as at October 31, 2005.

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

3 | Transfers of Receivables (cont.)

Key assumptions

The key assumptions used to measure the fair value of retained interests as at the securitization date for transactions carried out during 2005 and 2004 were as follows:

	Guaranteed mortgage loans		Credit card receivables		Personal loans	
	2005	2004	**2005**	2004	**2005**	2004
Weighted average term (months)	**27.5**	27.1	**–**	–	**13.1**	13.3
Payment rate	**–**	–	**31.6%**	31.2%	**–**	–
Prepayment rate	**20.0%**	20.0%	**–**	–	**30.0%**	30.0%
Excess spread, net of credit losses	**1.8%**	1.3%	**10.4%**	10.3%	**1.3%**	1.8%
Expected credit losses	**–**	–.	**3.5%**	3.4%	**1.7%**	1.2%
Discount rate	**3.3%**	3.9%	**17.0%(1)**	21.0%	**17.0%(1)**	21.0%

(1) Since August 1, 2005 (previously 21%)

The table below presents certain amounts recorded in the consolidated financial statements with respect to securitization operations:

	Securitization revenues		Investment account securities				Other liabilities	
	Gains (losses) on sale of assets		Retained interests		Cash deposits at a trust		Servicing liability	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Mortgage loans								
–Guaranteed	**59**	31	**125**	99	**–**	–	**19**	16
–Other(1)	**–**	–	**–**	–	**20**	20	**–**	–
Credit card receivables	**69**	38	**31**	13	**2**	5	**6**	3
Personal loans	**(1)**	(2)	**2**	7	**16**	26	**2**	4
Total	**127**	67	**158**	119	**38**	51	**27**	23

(1) During 2000, the Bank sold uninsured mortgage loans on properties with five or more units to a trust.

The table below presents total securitized assets and certain credit data on securitized assets:

	2005			2004		
	Securitized assets	**Impaired loans**	**Net credit losses**	Securitized assets	Impaired loans	Net credit losses
Mortgage loans						
–Guaranteed	**4,395(1)**	**–**	**–**	3,520	–	–
–Other	**186**	**–**	**–**	293(1)	–	–
Credit card receivables	**1,200**	**7**	**41**	900	4	40
Consumer loans(3)	**–**	**–**	**–**	–	–	1
Personal loans	**222(2)**	**1**	**6**	515	3	8
Total	**6,003**	**8**	**47**	5,228	7	49

(1) Includes $243 million of mortgage-backed securities created and unsold in 2005 (2004: $243 million). These securities are presented in the Consolidated Balance Sheet under "Securities – Investment account."

(2) The trust that holds personal loans also holds $87 million of mortgage-backed securities created by the Bank in 2005.

(3) During 2001, the Bank sold consumer loans to a trust. The Bank terminated this program in March 2004. At that time, outstanding loans represented less than 10% of the portfolio originally sold.

(millions of dollars)

3 | Transfers of Receivables (cont.)

The table below summarizes certain cash flows received from securitization vehicles:

	Guaranteed mortgage loans		Credit card receivables		Personal loans	
	2005	2004	**2005**	2004	**2005**	2004
Proceeds from new securitizations	**1,845**	1,520	**795**	–	**–**	–
Proceeds collected and reinvested in revolving securitizations	**–**	–	**3,092**	3,273	**268**	377
Cash flows from retained interests in securitizations	**60**	55	**81**	64	**16**	27

As at October 31, the sensitivity of the current fair value of these retained interests to immediate 10% and 20% adverse changes in key assumptions was as follows:

Sensitivity of key assumptions to adverse changes

Assumptions	Guaranteed mortgage loans		Credit card receivables		Personal loans	
	2005	2004	**2005**	2004	**2005**	2004
Prepayment rate	**20.0%**	20.0%	**31.5%**	31.2%	**30.0%**	30.0%
Impact on fair value of 10% adverse change	**$ (3.4)**	$ (2.6)	**$(2.2)**	$(0.9)	**$(0.0)**	$(0.2)
Impact on fair value of 20% adverse change	**$ (6.7)**	$ (5.2)	**$(4.1)**	$(1.7)	**$(0.1)**	$(0.4)
Excess spread, net of credit losses	**1.6%**	1.5%	**10.4%**	10.3%	**1.3%**	1.8%
Impact on fair value of 10% adverse change	**$(12.5)**	$ (9.9)	**$(3.1)**	$(1.3)	**$(0.2)**	$(1.3)
Impact on fair value of 20% adverse change	**$(25.1)**	$(19.7)	**$(6.3)**	$(2.7)	**$(0.5)**	$(2.6)
Discount rate	**3.8%**	4.2%	**17.0%(1)**	21.0%	**17.0%(1)**	21.0%
Impact on fair value of 10% adverse change	**$ (0.5)**	$ (0.4)	**$(0.1)**	$(0.1)	**$(0.3)**	$(0.6)
Impact on fair value of 20% adverse change	**$ (0.9)**	$ (0.8)	**$(0.2)**	$(0.1)	**$(0.6)**	$(1.1)
Servicing	**0.3%**	0.3%	**2.0%**	2.0%	**1.0%**	1.0%
Impact on fair value of 10% adverse change	**$ (1.9)**	$ (1.6)	**$(0.6)**	$(0.3)	**$(0.2)**	$(0.4)
Impact on fair value of 20% adverse change	**$ (3.8)**	$ (3.3)	**$(1.2)**	$(0.5)	**$(0.4)**	$(0.8)

(1) Since August 1, 2005 (previously 21%)

These sensitivities are hypothetical and should be used with caution. Changes in fair value attributable to changes in assumptions generally cannot be extrapolated because the relationship between the change in the assumption and the change in fair value may not be linear. Changes affecting one factor may result in changes to another, which might magnify or counteract the sensitivities attributable to changes in assumptions.

Other transfers

Mortgage loans

During fiscal 2005, the Bank sold $431 million (2004: $131 million) of insured and uninsured mortgage loans to a mutual fund of the Bank. The Bank received net cash proceeds of $429 million (2004: $128 million) and recorded a pre-tax loss of $2 million (2004: $3 million) on the Consolidated Statement of Income under "Other income – Other." Total outstanding insured and uninsured mortgage loans sold to this mutual fund represent $541 million as at October 31, 2005 ($208 million as at October 31, 2004).

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

4 | Securities

Securities held are as follows:

	Under 1 year	1 to 5 years	5 to 10 years	Over 10 years	No maturity	**2005 Total**	2004 Total
Investment account							
Securities issued or guaranteed by							
Canada							
Unamortized cost	455	1,627	102	23	75	**2,282**	2,393
Provinces							
Unamortized cost	98	48	172	68	–	**386**	150
Municipalities or school boards							
Unamortized cost	–	–	34	–	–	**34**	2
U.S. Treasury and other U.S. agencies							
Unamortized cost	38	969	–	–	–	**1,007**	263
Other debt securities							
Unamortized cost	544	599	385	111	209	**1,848**	3,491
Equity securities							
Cost	66	190	16	11	1,029	**1,312**	1,147
Total carrying value	1,201	3,433	709	213	1,313	**6,869**	7,446
Trading account							
Securities issued or guaranteed by							
Canada	5,058	1,962	660	340	–	**8,020**	8,231
Provinces	1,583	1,642	644	1,097	–	**4,966**	3,574
Municipalities or school boards	86	216	125	43	–	**470**	434
U.S. Treasury and other U.S. agencies	–	–	–	–	–	**–**	2,004
Other debt securities	1,087	3,230	897	827	–	**6,041**	2,776
Equity securities	3	15	1	–	6,667	**6,686**	3,542
	7,817	7,065	2,327	2,307	6,667	**26,183**	20,561
Total carrying value of securities						**33,052**	28,007

Gross unrealized gains (losses) are as follows:

	2005				2004			
	Carrying Value	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**	Carrying Value	Gross unrealized gains	Gross unrealized losses	Fair value
Investment account								
Securities issued or guaranteed by								
Canada	**2,282**	**26**	**(4)**	**2,304**	2,393	42	–	2,435
Provinces	**386**	**8**	**(3)**	**391**	150	6	–	156
Municipalities or school boards	**34**	**–**	**–**	**34**	2	–	–	2
U.S. Treasury and other U.S. agencies	**1,007**	**–**	**(14)**	**993**	263	2	–	265
Other debt securities	**1,848**	**6**	**(11)**	**1,843**	3,491	24	(6)	3,509
Equity securities	**1,312**	**109**	**(43)**	**1,378**	1,147	83	(27)	1,203
Total investment account	**6,869**	**149**	**(75)**	**6,943**	7,446	157	(33)	7,570

(millions of dollars)

5 | Loans and Impaired Loans

	Term to maturity					Impaired loans		
	Less than 1 year	1 year	2-5 years	More than 5 years	Total gross amount	Gross	Specific allowances	Net balance
October 31, 2005								
Residential mortgage	9,803	1,904	3,814	156	**15,677**	**10**	**2**	**8**
Personal and credit card	8,782	534	419	61	**9,796**	**35**	**18**	**17**
Business and government	13,454	642	1,475	6,525	**22,096**	**215**	**123**	**92**
	32,039	3,080	5,708	6,742	**47,569**	**260**	**143**	**117**
General allowance[1]								**(308)**
Impaired loans, net of specific and general allowances								**(191)**
October 31, 2004								
Residential mortgage	8,959	2,370	3,907	264	15,500	4	2	2
Personal and credit card	6,818	517	431	59	7,825	31	17	14
Business and government	12,476	660	1,137	4,478	18,751	353	209	144
	28,253	3,547	5,475	4,801	42,076	388	228	160
General allowance[1]								(350)
Impaired loans, net of specific and general allowances								(190)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

6 | Allowance for Credit Losses

The changes made to allowances during the past two years are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	Country risk allowance	**2005 Total**
Allowances at beginning	228	272	78	–	**578**
Provision for credit losses	75	(31)	(11)	–	**33**
Write-offs	(215)	–	–	–	**(215)**
Recoveries	55	–	–	–	**55**
Allowances at end	143	241	67	–	**451**

	Specific allowances	Allocated general allowance	Unallocated general allowance	Country risk allowance	2004 Total
Allowances at beginning	206	300	105	19	630
Provision for credit losses	141	(28)	(27)	–	86
Write-offs	(178)	–	–	(19)	(197)
Recoveries	59	–	–	–	59
Allowances at end	228	272	78	–	578

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

7 | Premises and Equipment

	Cost	Accumulated amortization	**2005 Net carrying value**	2004 Net carrying value
Land	18	–	**18**	8
Buildings	189	90	**99**	35
Equipment and furniture	565	433	**132**	123
Leasehold improvements	348	242	**106**	101
	1,120	765	**355**	267
Amortization for the year recorded in the Consolidated Statement of Income			**63**	52

8 | Goodwill and Intangible Assets

The Bank performs an annual impairment test of goodwill and intangible assets with indefinite lives. No impairment loss was recorded in 2005 or 2004.

The change in the carrying value of goodwill is as follows:

	Personal and Commercial	Wealth Management	Financial Markets	Total
Balance as at October 31, 2003	61	407	192	660
Acquisitions	–	1	–	1
Other	(12)	13	–	1
Balance as at October 31, 2004	49	421	192	662
Acquisitions	–	–	–	–
Other	–	–	–	–
Balance as at October 31, 2005	**49**	**421**	**192**	**662**

Intangible assets are:

	Cost	Accumulated amortization	**2005 Net carrying value**	2004 Net carrying value
Trademarks[1]	11	–	**11**	11
Management contracts[1]	160	–	**160**	160
Other	16	9	**7**	9
Total	187	9	**178**	180

(1) Not subject to amortization

(millions of dollars)

9 | Other Assets and Other Liabilities

	Other assets		Other liabilities	
	2005	2004	**2005**	2004
Interest and dividends receivable (payable)	**322**	333	**(627)**	(692)
Income taxes payable	**-**	-	**(135)**	(129)
Prepaid expenses and deferred amounts	**386**	378	**-**	-
Future income tax assets (liabilities) *(Note 15)*	**137**	100	**(40)**	(31)
Trade and other payables	**-**	-	**(1,724)**	(1,946)
Brokers' client accounts	**1,589**	73	**(1,562)**	(371)
Investments in companies subject to significant influence	**116**	119	**-**	-
Accrued benefit asset (liability) *(Note 12)*	**353**	358	**(105)**	(98)
Insurance-related obligations	**-**	-	**(82)**	(92)
Subsidiaries' debts to third parties	**-**	-	**(768)**	(745)
Accounts payable and deferred income	**-**	-	**(301)**	(344)
Other	**361**	438	**(584)**	(787)
	3,264	1,799	**(5,928)**	(5,235)

10 | Deposits

	Payable on demand	Payable after notice	Payable on a fixed date	**2005 Total**	2004 Total
Personal	2,258	9,600	14,527	**26,385**	24,008
Business and government	8,831	5,593	15,212	**29,636**	23,966
Deposit-taking institutions	1,625	44	4,287	**5,956**	5,458
	12,714	15,237	34,026	**61,977**	53,432

11 | Subordinated Debentures and Non-Controlling Interest

Subordonated debentures

Subordinated debentures represent direct unsecured obligations, in the form of notes and debentures, to the Bank's debt holders. The rights of the holders of the Bank's notes and debentures are subordinate to the claims of depositors and certain other creditors. Approval from the Superintendent is required before the Bank can redeem its subordinated debentures in whole or in part.

During the fiscal year ended October 31, 2005, the Bank issued a total of $350 million of subordinated debentures under its Canadian Medium Term Note Program. The issue, Series 3 Medium Term Notes, matures in December 2019. Interest on this issue is payable semi-annually at a fixed rate of 4.926% until December 22, 2014, and thereafter, quarterly to maturity at a floating rate equal to the rate on three-month bankers' acceptances plus 1.00%.

The Bank redeemed a subordinated debenture in the amount of $350 million, maturing June 7, 2010, at a rate of 6.90%. In October 2005, the Bank also converted a US $250 million debenture, maturing in November 2009, into deposit notes.

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

11 | Subordinated Debentures and Non-Controlling Interest (cont.)

Maturity date		Interest rate	Characteristics	Denominated in foreign currency	**2005**	2004
November	2009	7.75%	Convertible into deposit notes at the Bank's option	US 250	**-**	305
June	2010	6.90%(1)	Redeemable since June 7, 2005		**-**	350
October	2011	7.50%(2)	Redeemable since October 17, 2001		**150**	150
October	2012	6.25%(3)	Not redeemable prior to October 31, 2007		**300**	300
April	2014	5.70%(4)	Redeemable since April 16, 2004		**250**	250
December	2019	4.926%(5)	Not redeemable prior to December 22, 2014		**350**	-
February	2087	Floating(6)	Redeemable at the Bank's option since February 28, 1993	US 44	**52**	53
Total					**1,102**	1,408

(1) Bearing interest at a rate of 6.90% until June 7, 2005, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.
(2) Bearing interest at a rate of 7.50% until October 17, 2006, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.
(3) Bearing interest at a rate of 6.25% until October 31, 2007, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%
(4) Bearing interest at a rate of 5.70% until April 16, 2009, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.
(5) Bearing interest at a rate of 4.926% until December 22, 2014, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.
(6) Bearing interest at an annual rate of 1/8% above LIBOR.

The subordinated debenture maturities are as follows:

2006	-
2007	-
2008	-
2009	-
2010	-
2011 to 2015	700
2016 and thereafter	402
	1,102

On November 2, 2005, the Bank issued $500 million of subordinated debentures that mature in 2020. Interest at the annual rate of 4.70% is payable semi-annually on May 2 and November 2 of each year.

Non-controlling interest

	Denominated in foreign currency	**2005**	2004
300,000 preferred shares, Series A, exchangeable, non-cumulative dividends, issued by NB Capital Corporation (1)	US 300	**355**	365
Mutual funds consolidated in accordance with AcG-15		**124**	-
Other		**8**	5
Total		**487**	370

(1) Annual dividend of 8.35% payable quarterly on March 31, June 30, September 30 and December 31. These preferred shares are non-voting shares, subordinated to common shares. They are redeemable at the issuer's option as of September 3, 2007. The preferred shares, whose liquidation price is US $1,000 per share, are traded on the New York Stock Exchange in the form of depositary shares representing 1/40 of each share. Each preferred share shall automatically be exchanged for a new preferred share of the Bank if one of the following events occurs: i) the Bank defaults on the dividend payment for its first preferred shares; ii) the Bank's Tier 1 capital ratio is less than 4% or the total capital ratio is less than 8%; or iii) at the request of the Superintendent, in accordance with Section 485(3) of the Bank Act.

(millions of dollars)

12 | Employee Future Benefits

The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans.

The effective dates of the most recent actuarial valuations and those of compulsory future valuations to ensure the funded status of these plans are:

	Date of most recent actuarial valuation	Date of compulsory actuarial valuation
Employee pension plan	December 31, 2004	December 31, 2007
Pension plan for designated employees	December 31, 2004	December 31, 2007
Post-Retirement Allowance Program	December 31, 2004	December 31, 2006

The Bank's employee pension plans provide for the payment of benefits based on length of service and final average earnings of the employees covered by the plans. The Bank also offers various complementary, contributory insurance plans to eligible current and retired employees, their spouses and their dependants. However, these benefit plans are not funded.

The following tables describe the Bank's commitments and costs for these employee future benefits. The measurement date used is October 31 of each year.

Accrued benefit asset (liability)

	Pension benefit plans		Other benefit plans	
	2005	2004	**2005**	2004
Accrued benefit obligation				
Balance at beginning	**1,480**	1,305	**116**	104
Current service cost	**37**	31	**4**	4
Interest cost	**95**	89	**8**	7
Employee contributions	**16**	15	**–**	–
Benefits paid	**(64)**	(56)	**(5)**	(5)
Plan amendments	**24**	–	**–**	–
Actuarial losses	**143**	96	**13**	6
Balance at end	**1,731**	1,480	**136**	116
Plan assets				
Fair value at beginning	**1,478**	1,366	**–**	–
Actual return on plan assets	**162**	104	**–**	–
Bank contributions	**46**	49	**–**	–
Employee contributions	**16**	15	**–**	–
Benefits paid	**(64)**	(56)	**–**	–
Fair value at end	**1,638**	1,478	**–**	–
Funded status – plan deficit	**(93)**	(3)	**(136)**	(116)
Unamortized net actuarial losses	**412**	346	**31**	18
Unamortized past service costs	**34**	15	**–**	–
Accrued benefit asset (liability) at end	**353**	358	**(105)**	(98)

The accrued benefit asset (liability) is presented as follows in the Consolidated Balance Sheet:

	Pension benefit plans		Other benefit plans	
	2005	2004	**2005**	2004
Accrued benefit asset included in "Other assets"	**353**	358	**–**	–
Accrued benefit liability included in "Other liabilities"	**–**	–	**(105)**	(98)
Net amount recorded as at October 31	**353**	358	**(105)**	(98)

(millions of dollars)

12 | Employee Future Benefits (cont.)

Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of benefit plans with accrued benefit obligations in excess of plan assets:

	2005	2004
Fair value of plan assets	**1,541**	1,390
Accrued benefit obligation	**1,664**	1,424
Funded status – plan deficit	**(123)**	(34)

As at October 31, plan assets consist of:

	2005 **%**	2004 %
Asset category		
Money market	**7**	5
Bonds	**27**	28
Equities	**54**	56
Other	**12**	11
	100	100

Plan assets include investment securities issued by the Bank. As at October 31, 2005, these investments totaled $128 million (2004: $128 million).

In fiscal 2005, the Bank and its subsidiaries received close to $5 million (2004: $5 million) in management fees for related management, administration and custodial services.

Elements of defined benefit expense for the years ended October 31:

	Pension benefit plans		Other benefit plans	
	2005	2004	**2005**	2004
Current service cost	**37**	31	**4**	4
Interest cost	**95**	89	**8**	7
Actual return on plan assets	**(162)**	(104)	**–**	–
Actuarial losses on obligation	**143**	96	**13**	6
Plan amendments	**24**	–	**–**	–
Curtailment and settlement loss	**–**	2	**–**	–
Expense before adjustments to recognize the long-term nature of employee future benefits	**137**	114	**25**	17
Difference between expected return and actual return on plan assets for year	**59**	5	**–**	–
Difference between actuarial gains recognized for year and actual actuarial gains on accrued benefit obligation for year	**(125)**	(83)	**(12)**	(6)
Difference between amortization of past service costs for year and actual plan amendments for year	**(20)**	2	**–**	–
Defined benefit expense	**51**	38	**13**	11

(millions of dollars)

12 | Employee Future Benefits (cont.)

The significant assumptions used by the Bank are as follows (weighted average):

	Pension benefit plans		Other benefit plans	
	2005	2004	**2005**	2004
	%	%	**%**	%
Accrued benefit obligation as of October 31				
Discount rate	**5.50**	6.25	**5.75**	6.50
Rate of compensation increase	**3.50**	4.00	**3.50**	4.00
Defined benefit expense for years ended October 31				
Discount rate	**6.25**	6.75	**6.50**	6.75
Expected long-term rate of return on plan assets	**7.25**	7.50	**–**	–
Rate of compensation increase	**4.00**	4.00	**4.00**	4.00

For measurement purposes, a 6.9% annual rate of increase (2004: 7.7%) in the per capita cost of covered healthcare benefits was assumed for 2005. The rate was assumed to decrease gradually to reach 5.9% in 2008 and remain at that level thereafter.

Sensitivity of key assumptions in 2005

Pension benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	62	7
Impact of a 0.25% change in the assumption regarding the expected long-term rate of return on plan assets	–	4
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	13	3

Other benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	5	1
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	–	–
Impact of a 1.00% increase in the expected healthcare cost trend rate	16	3
Impact of a 1.00% decrease in the expected healthcare cost trend rate	(14)	(2)

The sensitivity analysis presented in the above table must be used with caution given that the changes are hypothetical and the changes in each significant assumption may not be linear.

Cash payments for employee future benefits for the years ended October 31 are as follows:

	2005	2004
Bank pension benefit plan contributions	**46**	49
Benefits paid under other benefit plans	**5**	5

(millions of dollars)

13 | Capital Stock

Authorized
First preferred shares
An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $1 billion.

Second preferred shares
15 million shares, without par value, issuable for a maximum aggregate consideration of $300 million.

Common shares
An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $3 billion.

				2005
Shares outstanding and dividends declared		**Shares**		**Dividends**
	Number of shares	**$**	**$**	**per share**
First preferred shares				
Series 13	**-**	**-**	**8**	**1.2000**
Series 15	**8,000,000**	**200**	**12**	**1.4625**
Series 16	**8,000,000**	**200**	**6**	**0.8089**
Preferred shares and dividends	**16,000,000**	**400**	**26**	
Common shares at beginning	**167,430,253**	**1,545**		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	**239,374**	**12**		
Stock Option Plan	**1,773,463**	**46**		
Repurchase of common shares	**(4,178,900)**	**(39)**		
Impact of shares purchased or sold for trading	**70,712**	**1**		
Common shares at end and dividends	**165,334,902**	**1,565**	**286**	**1.7200**
Total dividends			**312**	

				2004
Shares outstanding and dividends declared		Shares		Dividends
	Number of shares	$	$	per share
First preferred shares				
Series 13	7,000,000	175	11	1.6000
Series 15	8,000,000	200	12	1.4625
Preferred shares and dividends	15,000,000	375	23	
Common shares at beginning	174,619,903	1,583		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	286,745	12		
Stock Option Plan	1,223,605	30		
Repurchase of common shares	(8,700,000)	(80)		
Common shares at end and dividends	167,430,253	1,545	243	1.4200
Total dividends			266	

Characteristics of first preferred shares *(amounts in dollars)*
Series 13
Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent and upon notice of not more than 60 and not less than 30 days, i) on August 15, 2005 and on the last day of each period of five years plus one day thereafter (conversion date), in whole at any time or in part from time to time, at a price equal to $25.00 per share plus all declared and unpaid dividends at the date fixed for redemption and, ii) after August 15, 2005, other than on a conversion date, in whole but not in part, at a price equal to $25.50 per share, plus all declared and unpaid dividends at the date fixed for redemption; non-cumulative preferential dividends at a quarterly rate of $0.40 per share for the first five years and at a variable rate thereafter.

(millions of dollars)

13 | Capital Stock (cont.)

Series 15
Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2008, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2009, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2010, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2011, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2012, and at a price equal to $25.00 per share if redeemed on or after May 15, 2012, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Series 16
Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2010, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2011, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2012, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2013, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2014, and at a price equal to $25.00 per share if redeemed on or after May 15, 2014, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Issuance and redemption of preferred shares
On March 15, 2005, the Bank issued 8,000,000 first preferred shares with non-cumulative preferential dividends at a quarterly rate of $0.303125 per share, Series 16, for a consideration of $194 million, net of fees of $6 million.

On August 15, 2005, the Bank redeemed for cancellation all 7,000,000 first preferred shares with non-cumulative dividends, Series 13, at a price equal to $25.00 per share, plus $0.40 per share, representing all declared and unpaid dividends until the date of redemption.

Repurchase of common shares
On January 13, 2005, the Bank commenced a normal course issuer bid for the repurchase and cancellation of up to 8,400,000 common shares over a 12-month period ending no later than January 12, 2006. Purchases were made in the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average carrying value of the common shares were charged to retained earnings. As at October 31, 2005, the Bank completed the repurchase of 4,178,900 common shares at a cost of $224 million, which reduced common equity capital by $39 million and retained earnings by $185 million.

On December 8, 2003, the Bank commenced a normal course issuer bid for the repurchase of up to 8,700,000 common shares over a 12-month period ending no later than December 7, 2004. Purchases were made in the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average carrying value of the common shares were charged to retained earnings. As at October 31, 2004, the Bank had completed the repurchase of 8,700,000 common shares at a cost of $382 million, which reduced common equity capital by $80 million and retained earnings by $302 million.

Reserved common shares
As at October 31, 2005, 3,724,980 common shares were reserved under the Dividend Reinvestment and Share Purchase Plan and 14,395,655 common shares were reserved under the Stock Option Plan.

Restriction on the payment of dividends
The Bank is prohibited from declaring dividends on its common or preferred shares if there are reasonable grounds for believing that the Bank would, by so doing, be in contravention of the regulations of the *Bank Act* or the guidelines of the Superintendent with respect to capital adequacy and liquidity. In addition, the ability to pay common share dividends is restricted by the terms of the outstanding preferred shares pursuant to which the Bank may not pay dividends on its common shares without the approval of the holders of the outstanding preferred shares, unless all preferred share dividends have been declared and paid or set aside for payment.

(millions of dollars)

14 | Stock-Based Compensation

The Bank has five stock-based compensation plans.

The information below on the compensation expense with respect to the SAR Plan, the DSU Plan and the RSU Plan excludes the impact of hedging. Compensation expense for these plans, net of the impact of hedging, is negligible.

Stock Appreciation Rights (SAR) Plan

The Bank offers a Stock Appreciation Rights Plan to senior management and other key employees of the Bank and its subsidiaries ("designated employees"). Under the Plan, when designated employees exercise their SARs, they receive a cash amount equal to the difference between the market price of a common share of the Bank on the exercise date of the SAR and the exercise price of the SAR. The exercise price of each SAR awarded is equal to the closing market price of the stock on the day before the date of the award. SARs vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the Plan, within specified time limits. Compensation expense recognized for the year ended October 31, 2005 with respect to the Plan amounted to $12 million (2004: $15 million).

		2005		2004
	Number of SARs	**Weighted average exercise price**	Number of SARs	Weighted average exercise price
SAR Plan				
Outstanding at beginning	**715,680**	**$18.59**	1,269,640	$17.71
Awarded	**9,800**	**$48.20**	16,000	$41.00
Exercised	**(340,320)**	**$17.99**	(566,310)	$17.19
Cancelled	**(6,850)**	**$21.73**	(3,650)	$27.34
Outstanding at end	**378,310**	**$19.84**	715,680	$18.59
Exercisable at end	**340,348**	**$17.80**	668,649	$17.58

Exercise price	SARs outstanding	SARs exercisable	Expiry date
$13.50	26,000	26,000	December 2006
$24.50	600	600	December 2007
$17.35	292,010	292,010	December 2009
$24.90	10,350	10,350	December 2010
$28.01	10,450	4,663	December 2011
$30.95	14,000	3,625	December 2012
$41.00	15,100	3,100	December 2013
$48.20	9,800	-	December 2014
Total	378,310	340,348	

Stock Option Plan

The Bank offers a Stock Option Plan to senior management and other key employees of the Bank and its subsidiaries ("designated employees"). Under the Bank's Stock Option Plan, options are periodically awarded to designated employees. These options provide employees with the right to subscribe for common shares of the Bank at an exercise price equal to the market price of the Bank's shares on the day before the date of the award. The options vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the Plan, within specified time limits. The maximum number of common shares that may be issued under the Stock Option Plan is 14,395,655 as at October 31, 2005. The maximum number of common shares reserved for a participant may not exceed 5% of the total number of Bank shares issued and outstanding. Each participant in the SAR Plan who is a resident of Canada may exchange each SAR held for a stock option governed by the Stock Option Plan at an exercise price representing the market value of a common share at closing on the day preceding the date the option is exchanged.

(millions of dollars)

14 | Stock-Based Compensation (cont.)

	2005 Number of options	**2005** Weighted average exercise price	2004 Number of options	2004 Weighted average exercise price
Stock Option Plan				
Outstanding at beginning	**6,180,960**	**$30.20**	6,134,765	$26.40
Awarded	**1,468,260**	**$48.20**	1,376,900	$41.00
Exercised	**(1,760,263)**	**$25.69**	(1,240,055)	$23.39
Cancelled	**(274,987)**	**$41.59**	(90,650)	$30.04
Outstanding at end	**5,613,970**	**$35.76**	6,180,960	$30.20
Exercisable at end	**2,192,403**	**$28.90**	2,826,403	$25.72

Exercise price	Options outstanding	Options exercisable	Expiry date
$11.00	3,300	3,300	December 2005
$13.50	23,775	23,775	December 2006
$25.20	166,000	166,000	December 2007
$25.20	236,500	236,500	December 2008
$24.90	427,695	427,695	December 2010
$28.01	1,024,740	602,136	December 2011
$30.95	1,162,013	468,676	December 2012
$41.00	1,238,037	264,321	December 2013
$48.20	1,331,910	–	December 2014
Total	5,613,970	2,192,403	

The fair value on the award date of options awarded in 2005 was estimated at $9.70 (2004: $9.10) using the Black-Scholes model. The following assumptions were used: i) a risk-free interest rate of 4.05% (2004: 4.37%), ii) an expected life of options of 6 years (2004: 6 years), iii) an expected volatility of 27% (2004: 27%), and iv) an expected dividend yield of 5.00% (2004: 5.00%).

The compensation expense recorded for these stock options was $6 million for the year ended October 31, 2005 (2004: $5 million). The offsetting entry was credited to contributed surplus.

Deferred Stock Unit Plan for Officers

The Deferred Stock Unit (DSU) Plan for Officers is for certain members of senior management and other key employees of the Bank and its subsidiaries. A total of 216,775 DSUs were outstanding as at October 31, 2005 (2004: 252,212). Compensation expense recognized for 2005 with respect to the Plan was $6 million (2004: $6 million).

Restricted Stock Unit Plan

The Restricted Stock Unit (RSU) Plan is for Bank officers designated as eligible persons by a committee or the Board of Directors of the Bank, provided they are employees of the Bank or of one of its subsidiaries. As at October 31, 2005, a total of 67,181 RSUs were outstanding. Compensation expense recognized for 2005, the first year of the Plan, with respect to the Plan was $4 million.

Employee Share Ownership Plan

Under the Bank's Employee Share Ownership Plan, employees who meet the eligibility criteria can contribute up to 8% of their annual gross salary by way of payroll deductions. The Bank matches 25% of the employee contribution amount, to a maximum of $1,500 per annum. Bank contributions vest to the employee after one year of continuous participation in the Plan. Subsequent contributions vest immediately. The Bank's contributions, amounting to $4 million in 2005 (2004: $4 million), were charged to "Salaries and staff benefits" when paid.

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

15 | Income Taxes

The Bank's income taxes for the years ended October 31 in the consolidated financial statements are as follows:

	2005	2004
Consolidated Statement of Income		
Income taxes	**291**	318
Consolidated Statement of Changes in Shareholders' Equity		
Income taxes related to		
Share issuance and other expenses	**(2)**	-
Dividends on preferred shares, Series 13, 15 and 16	**-**	1
Unrealized foreign currency translation adjustments	**13**	31
	11	32
	302	350
Income taxes were as follows:		
Current income taxes	**333**	300
Future income taxes relating to the inception and reversal of temporary differences	**(31)**	50
Income taxes	**302**	350

The temporary differences and carryforwards resulting in future income tax assets and liabilities are as follows:

	2005	2004
Future income tax assets		
Allowance for credit losses and other liabilities	**313**	294
Accrued benefit liability – Other benefit plans	**34**	30
	347	324
Future income tax liabilities		
Premises and equipment	**(20)**	(20)
Securitization	**(42)**	(30)
Accrued benefit asset – Pension benefit plans	**(111)**	(108)
Other	**(77)**	(97)
	(250)	(255)
Net balance of future income tax assets	**97**	69
Future income tax assets	**137**	100
Future income tax liabilities	**(40)**	(31)
	97	69

Reconciliation of the Bank's income tax rate for the years ended October 31 is as follows:

	2005		2004	
	$	**%**	$	%
Income before income taxes and non-controlling interest	**1,171**	**100.0**	1,071	100.0
Income taxes at Canadian statutory income tax rate	**392**	**33.5**	364	34.0
Reduction in income tax rate due to:				
Tax-exempt income from securities, mainly dividends from Canadian corporations	**(58)**	**(4.9)**	(40)	(3.7)
Rates applicable to subsidiaries abroad	**(41)**	**(3.5)**	(32)	(3.0)
Other items	**(2)**	**(0.2)**	26	2.4
	(101)	**(8.6)**	(46)	(4.3)
Income taxes and effective income tax rate	**291**	**24.9**	318	29.7

16 | Earnings per Share

Diluted net earnings per common share are calculated based on net income less dividends on preferred shares divided by the average number of common shares outstanding.

	2005	2004
Net income	**855**	725
Dividends on preferred shares	**(26)**	(23)
Net income available to common shareholders – basic and diluted	**829**	702
Average number of common shares outstanding *(thousands)*		
Average basic number of common shares outstanding	**166,382**	170,918
Adjustment to number of common shares		
Stock options	**2,582**	2,358
Average diluted number of common shares outstanding	**168,964**	173,276
Earnings per share – basic	**$4.98**	$4.10
Earnings per share – diluted	**$4.90**	$4.05

17 | Guarantees, Commitments and Contingent Liabilities

Guarantees

CICA Accounting Guideline No. 14 "Disclosure of Guarantees" (AcG-14) defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (either in cash, financial instruments, other assets or shares of the entity, or provision of services) to the beneficiary due to (a) changes in interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event, that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to perform under a contractual agreement or (c) failure of a third party to pay its indebtedness when due.

The maximum potential future payments for significant guarantees issued by the Bank and in effect as at October 31, are presented in the following table:

	2005	2004
Letters of guarantee	**1,313**	1,225
Backstop liquidity facilities	**1,519**	1,378
Derivatives	**1,850**	385
Securities lending	**1,023**	761
Other indemnification agreements	**226**	230
Other guarantee	**23**	22
Total	**5,954**	4,001

Letters of guarantee

In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable commitments that the Bank will make payments in the event that a client cannot meet its financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than two years. The general allowance for credit losses covers all credit risks including those relating to letters of guarantee.

Backstop liquidity facilities

The Bank provides backstop liquidity facilities under asset-backed commercial paper conduit programs administered by it further to securitization operations. The Bank also administers a multi-seller conduit that buys various financial assets from clients and finances these purchases by issuing asset-backed commercial paper. The Bank provides backstop liquidity facilities to some multi-seller conduits, including the one administered by the Bank.

The backstop liquidity facilities may only be drawn upon if, after market disruption, the conduit was unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. The terms of the backstop liquidity facilities do not require the Bank to advance money to the conduit in the event of a bankruptcy or to fund non-performing or defaulted assets. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date and no amount has been accrued in the Consolidated Balance Sheet with respect to these backstop liquidity facilities.

(millions of dollars)

17 | Guarantees, Commitments and Contingent Liabilities (cont.)

Derivatives
In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements where the Bank conveys to the purchaser the right, but not the obligation, to sell to the Bank by or before a predetermined date, a specific amount of currency, commodity or financial instrument, at a price agreed to when the option is sold. Written put options that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds the underlying securities. Most of the terms of these options vary according to the contracts, but do not exceed two years. As at October 31, 2005, the Bank recorded a liability of $26 million in the Consolidated Balance Sheet with respect to these written put options (2004: $3 million), representing the fair value of these options.

Securities lending
Under securities lending agreements the Bank has entered into with certain clients who have entrusted it with the safekeeping of their securities, the Bank lends their securities to third parties and indemnifies its clients in the event of loss. In order to protect itself against any contingent loss, the Bank obtains, as security from the borrower, a cash amount or highly liquid marketable securities with a fair value greater than that of the securities loaned. No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from these securities lending agreements.

Other indemnification agreements
In the normal course of business, including securitization activities and discontinuance of operations and activities, the Bank enters into numerous contractual agreements. Under these agreements, the Bank undertakes to compensate the counterparty for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive covenants. Moreover, as a member of a securities transfer network and pursuant to the membership agreement and the regulations governing the operation of the network, the Bank granted a movable hypothec to the network that can be used in the event another member fails to meet its contractual obligations. The nature of certain of these commitments prevents the Bank from estimating the maximum potential liability it may be required to pay. The duration of these agreements is stipulated in each contract. The maximum potential future payments that the Bank is able to estimate is presented in the previous table and their duration does not exceed four years. No amount has been accrued in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee
Pursuant to a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank has agreed to guarantee all commitments, debts and liabilities of a company subject to significant influence to the maximum of its regulatory capital. This guarantee expires on the date the investment in the company subject to significant influence is sold, or sooner if deemed appropriate by the regulatory authority. To date, this guarantee remains undrawn and no amount has been accrued in the Consolidated Balance Sheet with respect to the agreement.

Commitments
As at October 31, 2005, minimum commitments under leases, contracts for outsourced information technology services and other leasing agreements are as follows:

	Premises	Service contracts	Equipment and furniture	Total
2006	102	189	7	298
2007	94	184	7	285
2008	87	172	4	263
2009	81	163	2	246
2010	76	163	1	240
2011 and thereafter	410	230	–	640
	850	1,101	21	1,972

(millions of dollars)

17 | Guarantees, Commitments and Contingent Liabilities (cont.)

Pledged assets

In the normal course of business, the Bank pledges securities and other assets as collateral for various liabilities it contracts. A breakdown of assets pledged as collateral is provided below.

As at October 31	**2005**	2004
Assets pledged to:		
– Bank of Canada	**25**	25
– Direct clearing organizations	**2,480**	2,812
Assets pledged in relation to:		
– Derivative transactions	**538**	544
– Borrowing, securities lending and securities sold under repurchase agreements	**13,264**	12,016
– Other	**221**	643
Total	**16,528**	16,040

Credit instruments

In the normal course of business, the Bank enters into various off-balance sheet commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit the Bank could be obligated to extend if the commitments were fully drawn.

As at October 31	**2005**	2004
Letters of guarantee(1)	**1,313**	1,225
Documentary letters of credit(2)	**110**	102
Credit card loans(3)	**5,331**	4,882
Commitments to extend credit(3)		
Original term of one year or less	**6,589**	6,756
Original term of more than one year	**11,074**	10,346

(1) See "Letters of guarantee" on page 105.

(2) Documentary letters of credit are documents issued by the Bank and used in international trade to enable a third party to draw drafts on the Bank up to an amount established under specific terms and conditions; these instruments are collateralized by the delivery of the goods they represent.

(3) Credit card loans and commitments to extend credit represent the undrawn portions of credit authorizations granted in the form of loans, acceptances, letters of guarantee and documentary letters of credit. The Bank is required at all times to make the undrawn portion of the authorization available, subject to certain conditions.

Other commitments

The Bank acts as an investor in investment banking activities by entering into agreements to finance external private equity funds and investments in equity and debt securities at market value at the time the agreements are signed. In connection with these activities, the Bank had commitments to invest up to $721 million as at October 31, 2005 (2004: $747 million).

Litigation

In the normal course of business, the Bank is engaged in various legal proceedings, most of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. Recently, motions for authorization to institute class action suits were filed against various financial institutions, including the Bank, contesting, among other things, certain transaction fees. The subsidiary National Bank Financial is also engaged in various legal proceedings in the normal course of business. Most of these proceedings concern services to individual investors and may relate to the suitability of investments. In the opinion of Management, based on past experience, the related aggregate potential liability will not have a material impact on the Bank's financial position.

18 | Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, or equity, commodity or credit instrument or index. The Bank uses these instruments to accommodate the needs of its clients and for its own risk management and trading activities.

The main types of derivative financial instruments used are as follows:

Foreign exchange forward contracts and futures
Foreign exchange forward contracts and futures are contractual obligations to buy or deliver a specific amount of currency, interest, commodities or financial instruments on a specific future date at a specified price. Foreign exchange forward contracts are tailor-made agreements transacted in the over-the-counter market. Futures are traded on organized exchanges and are subject to daily cash margining.

Swaps
Swaps are specific transactions in which two parties agree to exchange cash flows. The Bank uses the following types of swap contracts:

Cross currency swaps are transactions in which counterparties exchange fixed rate interest payments and principal payments in different currencies.

Interest rate swaps are transactions in which counterparties exchange fixed and floating rate interest payments, based on the notional principal value in the same currency.

Commodity swaps are transactions in which counterparties exchange fixed and floating rate payments, based on the notional principal value of a single product.

Equity swaps are transactions in which counterparties agree to exchange the return on one equity or group of equities for a payment based on a benchmark interest rate.

Credit default swaps are transactions in which one of the counterparties agrees to pay interest expenses to the other counterparty so that it can make a payment if a credit event occurs.

Options
Options are agreements between two parties in which the writer of the option conveys to the buyer the right, but not the obligation, to buy or to sell, at or by a predetermined date, at any time prior to a predetermined expiry date, a specific amount of currency, commodities or financial instruments at a price agreed to when the option is arranged. The writer receives a premium for selling this instrument.

(millions of dollars)

18 | Derivative Financial Instruments (cont.)

Notional principal amounts

Notional principal amounts, which are off-balance sheet items, represent the set underlying principal of a derivative instrument and serve as a reference for currency and interest rates and stock market prices to determine the amount of cash flows to be exchanged. Notional principal amounts are presented in the table below.

	Remaining term to maturity				**2005**			2004
	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	**Total contracts**	**Contracts held for trading purposes**	**Contracts held for non-trading purposes**	Total contracts
Foreign exchange contracts								
OTC contracts								
Forwards	4,852	1,423	512	–	**6,787**	**6,760**	**27**	6,306
Swaps	35,272	10,230	4,582	1,060	**51,144**	**45,141**	**6,003**	29,559
Options purchased	4,478	2,606	349	–	**7,433**	**7,433**	**–**	5,514
Options written	3,321	3,263	258	–	**6,842**	**6,842**	**–**	5,284
Total	47,923	17,522	5,701	1,060	**72,206**	**66,176**	**6,030**	46,663
Exchange-traded contracts								
Futures								
Long positions	27	–	–	–	**27**	**27**	**–**	90
Short positions	88	2	–	–	**90**	**90**	**–**	62
Options purchased	30	–	–	–	**30**	**30**	**–**	30
Options written	20	–	–	–	**20**	**20**	**–**	1
Total	165	2	–	–	**167**	**167**	**–**	183
Interest rate contracts								
OTC contracts								
Forward rate agreements	1,248	7,534	300	–	**9,082**	**9,082**	**–**	7,033
Swaps	43,650	21,885	49,287	8,312	**123,134**	**99,794**	**23,340**	116,761
Options purchased	10,300	15,375	3,100	1,949	**30,724**	**30,724**	**–**	13,157
Options written	11,905	19,793	3,967	2,579	**38,244**	**38,244**	**–**	13,566
Total	67,103	64,587	56,654	12,840	**201,184**	**177,844**	**23,340**	150,517
Exchange-traded contracts								
Futures								
Long positions	3,890	491	812	–	**5,193**	**5,193**	**–**	12,316
Short positions	3,840	4,273	1,557	–	**9,670**	**9,670**	**–**	21,670
Options purchased	37,747	16,492	1,046	–	**55,285**	**55,285**	**–**	21,748
Options written	25,859	2,261	1,518	–	**29,638**	**29,638**	**–**	21,002
Total	71,336	23,517	4,933	–	**99,786**	**99,786**	**–**	76,736
Equity, commodity and credit derivative contracts								
OTC contracts								
Forwards	19	28	334	72	**453**	**453**	**–**	107
Swaps	4,850	2,839	2,133	827	**10,649**	**10,639**	**10**	13,166
Options purchased	1,212	558	3,939	2,686	**8,395**	**8,395**	**–**	1,635
Options written	1,003	600	189	108	**1,900**	**1,900**	**–**	1,405
Total	7,084	4,025	6,595	3,693	**21,397**	**21,387**	**10**	16,313
Exchange-traded contracts								
Futures								
Long positions	286	112	42	1	**441**	**441**	**–**	94
Short positions	1,395	31	–	–	**1,426**	**1,426**	**–**	755
Options purchased	3,294	998	183	–	**4,475**	**3,966**	**509**	391
Options written	1,795	923	101	–	**2,819**	**2,310**	**509**	111
Total	6,770	2,064	326	1	**9,161**	**8,143**	**1,018**	1,351
Total 2005	200,381	111,717	74,209	17,594	**403,901**	**373,503**	**30,398**	291,763
Total 2004	126,636	106,504	49,987	8,636	291,763	265,174	26,589	

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

18 | Derivative Financial Instruments (cont.)

Credit risk

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a counterparty failing to honour its contractual obligations to the Bank. The current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum credit derivative exposure. The credit equivalent amount is calculated by taking into account the current replacement cost of all outstanding contracts in a gain position, potential future exposure and the impact of master netting agreements. The risk-weighted amount is the credit equivalent amount multiplied by the counterparty risk factors prescribed by the Superintendent. The Bank negotiates master netting agreements with counterparties with which it has significant credit risk exposure resulting from derivative transactions. Such agreements provide for the simultaneous close-out and settling of all transactions with a counterparty in the event of default. Some of these agreements also provide for the exchange of collateral between parties where the fair value of the outstanding transactions between the parties exceeds an agreed threshold.

As at October 31, credit risk exposure on the derivatives portfolio is as follows:

	2005					2004				
	Current replacement cost					Current replacement cost				
	Trading[1]	**Non-trading**	**Total**	**Credit equivalent**	**Risk-weighted amount**	Trading[1]	Non-trading	Total	Credit equivalent	Risk-weighted amount
Interest rate contracts	**439**	**218**	**657**	**1,134**	**223**	743	376	1,119	1,443	281
Foreign exchange contracts	**800**	**38**	**838**	**1,744**	**433**	1,111	23	1,134	1,619	354
Equity, commodity and credit derivative contracts	**1,021**	**7**	**1,028**	**2,628**	**664**	841	4	845	2,048	504
	2,260	**263**	**2,523**	**5,506**	**1,320**	2,695	403	3,098	5,110	1,139
Impact of master netting agreements	**(1,080)**	**(124)**	**(1,204)**	**(2,566)**	**(572)**	(1,560)	–	(1,560)	(2,394)	(535)
	1,180	**139**	**1,319**	**2,940**	**748**	1,135	403	1,538	2,716	604

(1) Excluding, in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada, exchange-traded instruments and forward contracts with an original maturity of 14 days. The total positive fair value of these excluded contracts amounted to $130 million as at October 31, 2005 (2004: $40 million).

18 | Derivative Financial Instruments (cont.)

Fair value

The fair value of derivatives is determined before factoring in the impact of master netting agreements. When available, market prices are used to determine the fair value of derivatives. Otherwise, fair value is determined using pricing models that incorporate current market prices and the contractual prices of the underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take into account market, model and credit risks, as well as the related costs.

As at October 31, fair values are as follows:

		2005			2004	
(millions of dollars)	**Positive**	**Negative**	**Net**	Positive	Negative	Net
Contracts held for trading purposes						
Interest rate contracts						
Forwards	**7**	**8**	**(1)**	6	7	(1)
Swaps	**391**	**355**	**36**	675	501	174
Options	**52**	**46**	**6**	72	65	7
Total	**450**	**409**	**41**	753	573	180
Foreign exchange contracts						
Forwards	**29**	**83**	**(54)**	54	143	(89)
Swaps	**681**	**445**	**236**	971	603	368
Options	**109**	**118**	**(9)**	102	157	(55)
Total	**819**	**646**	**173**	1,127	903	224
Equity, commodity and credit derivative contracts						
Forwards	**64**	**119**	**(55)**	24	171	(147)
Swaps	**783**	**492**	**291**	615	475	140
Options	**274**	**180**	**94**	216	264	(48)
Total	**1,121**	**791**	**330**	855	910	(55)
Total contracts held for trading purposes	**2,390**	**1,846**	**544**	2,735	2,386	349
Contracts held for non-trading purposes						
Interest rate contracts						
Forwards	**–**	**–**	**–**	–	–	–
Swaps	**218**	**94**	**124**	374	183	191
Options	**–**	**–**	**–**	2	–	2
Total	**218**	**94**	**124**	376	183	193
Foreign exchange contracts						
Forwards	**–**	**–**	**–**	–	–	–
Swaps	**38**	**52**	**(14)**	23	50	(27)
Options	**–**	**–**	**–**	–	–	–
Total	**38**	**52**	**(14)**	23	50	(27)
Equity, commodity and credit derivative contracts						
Forwards	**–**	**–**	**–**	–	–	–
Swaps	**–**	**–**	**–**	–	–	–
Options	**7**	**4**	**3**	4	1	3
Total	**7**	**4**	**3**	4	1	3
Total contracts held for non-trading purposes	**263**	**150**	**113**	403	234	169
Total fair value	**2,653**	**1,996**	**657**	3,138	2,620	518
Impact of master netting agreements	**(1,217)**	**(1,217)**	**–**	(1,577)	(1,577)	–
	1,436	**779**	**657**	1,561	1,043	518

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

18 | Derivative Financial Instruments (cont.)

As at October 31, credit risk exposure on the derivatives portfolio is as follows:

	2005		2004	
	Replacement cost	**Credit equivalent**	Replacement cost	Credit equivalent
OECD governments[1]	**23**	**446**	13	625
OECD banks[1]	**1,675**	**1,654**	2,545	1,473
Other	**825**	**840**	540	618
Total	**2,523**	**2,940**	3,098	2,716

(1) Organisation for Economic Co-operation and Development

19 | Geographic Distribution of Earning Assets by Ultimate Risk

	2005		2004	
	$	**%**	$	%
North America				
Canada	**76,690**	**78.8**	63,103	85.4
United States	**11,184**	**11.5**	6,111	8.3
	87,874	**90.3**	69,214	93.7
Europe				
United Kingdom	**5,552**	**5.7**	1,087	1.5
Germany	**102**	**0.1**	244	0.3
Other	**2,500**	**2.6**	2,048	2.8
	8,154	**8.4**	3,379	4.6
Asia and Pacific	**1,029**	**1.1**	612	0.8
Latin America and Caribbean	**230**	**0.2**	627	0.9
Middle East and Africa	**22**	**–**	30	–
Earning assets as at September 30	**97,309**	**100.0**	73,862	100.0
Other assets as at September 30	**11,514**		9,483	
Net change in assets in October	**(1,225)**		5,152	
Total assets as at October 31	**107,598**		88,497	

Earning assets are those which bear interest. Consequently, they do not include cash, cheques and other items in the clearing process (net value), customers' liability under acceptances, premises and equipment, and other assets. The Bank's earning assets as at September 30 were distributed according to location of ultimate risk, i.e., the geographic location of the borrower or, if applicable, the guarantor. Earning assets are calculated net of any allowance for credit losses. There is no material concentration of credit risk in any given operating segment.

(millions of dollars)

20 | Interest Rate Sensitivity Position

The Bank offers a range of financial products for which the cash flows are sensitive to interest rate fluctuations. Interest rate risk arises from on- and off-balance sheet cash flow mismatches. The degree of exposure is based on the size and direction of interest rate movements and on the maturity of the mismatched positions. Analyzing interest rate sensitivity gaps is one of the techniques used by the Bank to manage interest rate risk.

The table below illustrates the sensitivity of the Bank's Consolidated Balance Sheet to interest rate fluctuations as at October 31.

	Floating rate	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest sensitive	**2005 Total**	2004 Total
Assets								
Cash	-	-	-	-	-	227	**227**	481
Deposits with financial institutions	371	5,944	1,803	-	-	1,969	**10,087**	5,296
Effective yield		1.8%	1.8%	-%	-%			
Securities	1	3,900	5,579	9,650	5,409	8,513	**33,052**	28,007
Effective yield		3.2%	3.2%	3.9%	4.6%			
Loans	527	32,739	5,796	8,788	223	6,068	**54,141**	45,994
Effective yield		3.5%	5.0%	5.3%	6.5%			
Other assets	-	-	-	-	-	10,091	**10,091**	8,719
	899	42,583	13,178	18,438	5,632	26,868	**107,598**	88,497
Liabilities and shareholders' equity								
Deposits	4,376	28,431	8,133	15,996	1,164	3,877	**61,977**	53,432
Effective yield		2.9%	3.2%	3.7%	4.6%			
Other debt[1]	-	12,920	2,225	3,686	4,286	5,302	**28,419**	18,386
Effective yield		2.4%	3.0%	3.8%	4.6%			
Subordinated debentures	-	-	202	550	350	-	**1,102**	1,408
Effective yield		-%	4.6%	6.0%	4.9%			
Acceptances and other liabilities	1,595	13	71	226	82	9,516	**11,503**	11,067
Shareholders' equity	-	-	-	400	-	4,197	**4,597**	4,204
	5,971	41,364	10,631	20,858	5,882	22,892	**107,598**	88,497
On-balance sheet gap	(5,072)	1,219	2,547	(2,420)	(250)	3,976	**-**	-
Derivative financial instruments	-	(18,914)	11,146	6,139	1,629	-	**-**	-
Total	(5,072)	(17,695)	13,693	3,719	1,379	3,976	**-**	-
Position in Canadian dollars								
On-balance sheet total	(7,392)	6,449	1,995	(5,269)	(954)	3,564	**(1,607)**	61
Derivative financial instruments	-	(15,628)	5,788	6,593	1,662	-	**(1,585)**	(301)
Total	(7,392)	(9,179)	7,783	1,324	708	3,564	**(3,192)**	(240)
Position in foreign currency								
On-balance sheet total	2,320	(5,230)	551	2,849	705	412	**1,607**	(61)
Derivative financial instruments	-	(3,286)	5,359	(454)	(34)	-	**1,585**	301
Total	2,320	(8,516)	5,910	2,395	671	412	**3,192**	240
Total 2005	**(5,072)**	**(17,695)**	**13,693**	**3,719**	**1,379**	**3,976**	**-**	-
Total 2004	843	(31,765)	17,922	15,419	1,574	(3,993)	**-**	-

(1) Obligations related to securities sold short and securities sold under repurchase agreements.

The effective yield represents the weighted average effective yield based on the earlier of contractual repricing and maturity dates.

Notes to the Consolidated Financial Statements
As at October 31
(millions of dollars)

21 | Fair Value of Financial Instruments

The following table presents the fair value of balance sheet financial instruments, except for instruments whose fair value is estimated to approximate their carrying value. This fair value is determined using the valuation methods and assumptions described below. The fair values of derivative financial instruments are not included in the table and are presented separately in Note 18.

Fair value represents the amount for which a financial instrument could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. If no quoted market prices are available, the fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value.

The fair values disclosed exclude the values of assets and liabilities that are not considered financial instruments such as premises and equipment. Due to the judgment used in applying a wide range of acceptable valuation techniques and estimations in calculating fair value amounts, fair values are not necessarily comparable among financial institutions. The calculation of estimated fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

			2005			2004
	Carrying value	**Fair value**	**Favourable (unfavourable) variance**	Carrying value	Fair value	Favourable (unfavourable) variance
Assets						
Securities	**33,052**	**33,126**	**74**	28,007	28,131	124
Loans	**47,118**	**47,205**	**87**	41,498	41,700	202
Liabilities						
Deposits	**61,977**	**62,051**	**(74)**	53,432	53,682	(250)
Subordinated debentures	**1,102**	**1,131**	**(29)**	1,408	1,496	(88)

Valuation methods and assumptions

Securities

The fair value of securities is presented in Note 4 to the consolidated financial statements. It is based on quoted market prices. If quoted market prices are not available, fair value is estimated using the quoted market prices of similar securities.

Loans

The fair value of floating-rate loans is assumed to approximate their carrying value. The fair value of other loans is estimated based on a discounted cash flows calculation that uses market interest rates currently charged for similar new loans as at the balance sheet date applied to expected maturity amounts (adjusted for any prepayments).

Deposits

The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using market interest rates currently offered for deposits with the same remaining terms to maturity. The fair value of deposits with no stated maturity is assumed to approximate their carrying value.

Subordinated debentures

The fair value of subordinated debentures is determined by discounting the contractual cash flows using market interest rates currently offered for similar financial instruments with the same remaining term to maturity.

(millions of dollars)

22 | Related Party Transactions

The Bank grants loans to its directors and officers under various conditions. As of August 31, the balance of loans granted is:

	2005	2004
Mortgage loans	**2**	3
Other loans	**61**	71

Since January 1, 2003, loans to eligible officers have been granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the market rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Loans granted to officers before January 1, 2003 are administered according to the conditions previously in effect, for a transitional period ending December 31, 2005. These conditions are as follows: loans to directors are granted under market conditions for similar risks; residential mortgage loans to officers are granted at the market rate divided by 3 for the first $50,000 and at the lower of the market rate divided by 3 and the market rate less 5% for the remainder; and other loans granted to officers, mainly personal lines of credit, bear interest at the prime rate divided by 2 for the first $10,000 to $20,000 and at the lower of prime less 3% and prime divided by 2 for the remainder, to an aggregate maximum of 50% of the officer's annual salary.

23 | Segment Disclosures

The Bank carries out its activities in three reportable segments, defined below. The other operating activities are grouped for presentation purposes. Each reportable segment is distinguished by services offered, type of client and marketing strategy. The operations of each of the Bank's reportable segments are summarized below.

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring items, and the unallocated portion of centralized services.

The accounting policies are the same as those presented in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. The impact of these adjustments is reversed under the "Other" heading. Head office expenses are allocated to each operating segment and disclosed in the segmented results. The Bank assesses performance based on net income. Intersegment revenues are recognized at the exchange amount. Segment assets correspond to average assets directly used in segment operations.

(millions of dollars)

23 | Segment Disclosures (cont.)

Results by business segment

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net interest income[1]	**1,302**	1,251	**101**	94	**318**	256	**(284)**	(238)	**1,437**	1,363
Other income[1]	**749**	714	**706**	649	**671**	728	**140**	91	**2,266**	2,182
Total revenues	**2,051**	1,965	**807**	743	**989**	984	**(144)**	(147)	**3,703**	3,545
Operating expenses	**1,254**	1,218	**619**	581	**595**	543	**31**	46	**2,499**	2,388
Contribution	**797**	747	**188**	162	**394**	441	**(175)**	(193)	**1,204**	1,157
Provision for credit losses	**117**	137	**-**	-	**8**	51	**(92)**	(102)	**33**	86
Income before income taxes and non-controlling interest	**680**	610	**188**	162	**386**	390	**(83)**	(91)	**1,171**	1,071
Income taxes[1]	**227**	218	**70**	58	**135**	145	**(141)**	(103)	**291**	318
Non-controlling interest	**-**	-	**3**	4	**1**	-	**21**	24	**25**	28
Net income (net loss)	**453**	392	**115**	100	**250**	245	**37**	(12)	**855**	725
Average assets	**43,956**	40,511	**882**	834	**51,809**	42,367	**(5,745)**	(5,040)	**90,902**	78,672

(1) Net interest income was grossed up by $90 million (2004: $61 million) and other income by $60 million (2004: $47 million) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes. The effect of these adjustments is reversed under the "Other" heading.

Results by geographic segment

Total revenues are allocated based on the country in which the client conducts business. More than 95.7% (2004: 93.8%) of revenues are concentrated in Canada.

24 | Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Bank were prepared in accordance with Canadian GAAP. The principal differences on net income and on the Consolidated Balance Sheet resulting from the application of U.S. GAAP are presented below. Under U.S. GAAP, a Consolidated Statement of Comprehensive Income is also required.

	2005	Restated 2004
Net income per Canadian GAAP	**855**	725
Charge for other-than-temporary impairment	**(4)**	-
Investment account securities	**72**	(2)
Sale of premises – FIN 46R	**-**	(2)
Mutual funds – FIN 46R	**-**	14
Loan securitization	**-**	6
Derivatives and hedging	**(9)**	(68)
Income tax effect on above items	**(19)**	19
Net income per U.S. GAAP	**895**	692

Net earnings per common share – U.S. GAAP		
Basic	**$5.22**	$3.91
Diluted	**$5.15**	$3.86

(millions of dollars)

24 | Reconciliation of Canadian and United States Generally Accepted Accounting Principles (cont.)

Consolidated Statement of Comprehensive Income

	2005	Restated 2004
Net income per U.S. GAAP	**895**	692
Other comprehensive income		
Change in unrealized gains and losses on securities available for sale, net of income tax savings of $30 (2004: $5)	**(59)**	(6)
Change in gains and losses on derivatives designated as cash flow hedges, net of income tax savings of $19 (2004: $12)	**(43)**	(27)
Minimum pension liability adjustment, net of income taxes (2004: $2)	**–**	4
Change in unrealized foreign currency translation adjustments, net of income taxes of $13 (2004: $31)	**(16)**	(16)
Comprehensive income	**777**	647

Consolidated Condensed Balance Sheet

	2005			Restated 2004		
	Canadian GAAP	**Variation**	**U.S. GAAP**	Canadian GAAP	Variation	U.S. GAAP
Assets						
Cash and deposits with financial institutions	**10,314**	**(29)**	**10,285**	5,777	2	5,779
Securities						
Investment account – available for sale	**6,869**	**74**	**6,943**	7,446	172	7,618
Trading account	**26,183**	**634**	**26,817**	20,561	297	20,858
Securities purchased under reverse repurchase agreements	**7,023**	**–**	**7,023**	4,496	–	4,496
Loans	**47,118**	**–**	**47,118**	41,498	–	41,498
Premises and equipment	**355**	**–**	**355**	267	84	351
Goodwill	**662**	**22**	**684**	662	22	684
Other assets	**9,074**	**1,419**	**10,493**	7,790	(773)	7,017
Total assets	**107,598**	**2,120**	**109,718**	88,497	(196)	88,301
Liabilities						
Deposits	**61,977**	**10**	**61,987**	53,432	40	53,472
Other liabilities	**39,435**	**1,934**	**41,369**	29,083	(564)	28,519
Subordinated debentures	**1,102**	**55**	**1,157**	1,408	96	1,504
Non-controlling interest	**487**	**–**	**487**	370	44	414
Total liabilities	**103,001**	**1,999**	**105,000**	84,293	(384)	83,909
Shareholders' equity						
Preferred shares	**400**	**–**	**400**	375	–	375
Common shares	**1,565**	**24**	**1,589**	1,545	24	1,569
Contributed surplus	**13**	**–**	**13**	7	–	7
Unrealized foreign currency translation adjustments	**(26)**	**26**	**–**	(10)	10	–
Retained earnings	**2,645**	**33**	**2,678**	2,287	(2)	2,285
Accumulated other comprehensive income	**–**	**38**	**38**	–	156	156
Total shareholders' equity	**4,597**	**121**	**4,718**	4,204	188	4,392
Total liabilities and shareholders' equity	**107,598**	**2,120**	**109,718**	88,497	(196)	88,301

(millions of dollars)

24 | Reconciliation of Canadian and United States Generally Accepted Accounting Principles (cont.)

Restatement

In 2005, the Bank concluded that in 2004, although it had satisfied all hedge accounting criteria under SFAS No. 133 for certain of its derivative financial instruments, a $47 million expense (before income taxes) was not recorded for U.S. GAAP purposes.

Consequently, the Bank restated income and balance sheet items in accordance with U.S. GAAP. The impact of this restatement was a decrease in net income of $31 million (pre-tax income of $47 million), a decline in basic and diluted earnings per share of $0.17, an increase in other comprehensive income of $33 million and other assets of $1 million, a decrease in investment account securities available for sale of $4 million, an increase in deposits of $40 million, a decline in subordinated debentures of $35 million and other liabilities of $10 million and an increase in shareholders' equity of $2 million.

Impairment charge

Under Canadian GAAP, unless compelling evidence is provided to indicate otherwise, a decrease in the value of an investment is considered an other-than-temporary impairment when the carrying value exceeds the market value for a prolonged period. The factors indicative of an impairment that is other than temporary under Canadian GAAP differ from those under U.S. GAAP as regards the period during which the carrying value may exceed the market value before it must be concluded that the decrease in value is an other-than-temporary impairment. In comparison to Canadian GAAP, the period under U.S. GAAP is significantly shorter. Lastly, under U.S. GAAP, when there has been a loss in value of an investment that is other than a temporary decline, the investment should be written down to fair value, based on market prices.

Investment account securities

Under U.S. GAAP, investment account securities are separated into two categories: securities available for sale (recognized in the Consolidated Balance Sheet at fair value) and securities held to maturity (carried in the Consolidated Balance Sheet at unamortized cost). Unrealized gains and losses on securities available for sale, net of income taxes, are presented separately in "Accumulated other comprehensive income" under "Shareholders' equity," while the change in unrealized gains and losses, net of income taxes, is recorded in the Consolidated Statement of Comprehensive Income. Under U.S. GAAP, the Bank records substantially all investment account securities as available for sale.

Under Canadian GAAP, unrealized foreign currency translation gains and losses for monetary investment account securities are presented in the Consolidated Statement of Income. Under U.S. GAAP, this translation adjustment must be presented in the Consolidated Statement of Comprehensive Income, net of income taxes, and is an integral part of the variation in fair value of investment account securities available for sale described above.

Furthermore, under U.S. GAAP, all obligations related to securities sold short must be recorded at fair value as liabilities, and any changes in fair value must be accounted for in the Consolidated Statement of Income. Under Canadian GAAP, securities sold short that are used in hedging relationships are recorded at unamortized cost. Gains and losses realized on these securities are included in the Consolidated Statement of Income concurrently with the gains and losses on the hedged items.

Sale of premises

Under Canadian GAAP, the head office building leases are considered a sales-type lease followed by an operating lease as a lessee. Under U.S. GAAP (SFAS No. 98 "Accounting for Leases"), in order for a lease to be accounted for as a sales-type lease, title of property must be transferred at the end of the lease term; therefore, the two leases must be accounted for as operating leases. Consequently, the building remains on the balance sheet, and the proceeds received are recorded as a liability. In addition, under FASB Interpretation No. 46 (FIN 46R), "Consolidation of Variable Interest Entities," applicable to quarters ending after March 15, 2004, the Bank, as the primary beneficiary, has consolidated, as at October 31, 2004, the VIE that leases the head office building under a capital lease. The Canadian standard, AcG-15, is harmonized with FIN 46R. Under Canadian GAAP, the Bank was not required to consolidate the VIE that leases the head office building prior to the adoption of AcG-15 on November 1, 2004.

Mutual funds

Under U.S. GAAP (FIN 46R), in 2004 and 2005 the Bank consolidated certain mutual funds it manages because, by virtue of its investments in these funds, the Bank is deemed to be the primary beneficiary. Under Canadian GAAP, the Bank was not required to consolidate these mutual funds prior to the adoption of AcG-15 on November 1, 2004.

24 | Reconciliation of Canadian and United States Generally Accepted Accounting Principles (cont.)

Derivative financial instruments

Under Canadian GAAP, derivatives used in sales or trading activities as well as instruments that do not qualify for hedge accounting are recorded on the Consolidated Balance Sheet at fair value.

Under the U.S. standard, all derivatives are recognized at fair value on the Consolidated Balance Sheet as an asset or liability. The Canadian and U.S. accounting treatments for derivatives held for sale or trading are therefore the same.

However, the Canadian and U.S. accounting treatments for derivatives held for hedging purposes differ. In accordance with the U.S. standard, changes in the fair value of derivatives designated as fair value hedges are recorded in income and are generally offset by changes in the fair value of the hedged items attributable to the hedged risk. With respect to derivatives designated as cash flow hedges, the effective portion of the changes in fair value is recorded as a separate component of comprehensive income in the Consolidated Statement of Comprehensive Income and is reclassified in the Consolidated Statement of Income in the period or periods during which the hedged items are recognized in the Consolidated Statement of Income. The ineffective portion of the changes in fair value of a hedging item is always recognized in the Consolidated Statement of Income.

Minimum pension liability

Under U.S. GAAP (SFAS No. 87 "Employers' Accounting for Pensions"), if the accrued benefit obligation, without salary projections, exceeds the fair value of the assets of a pension plan, a liability (minimum pension liability) equivalent to the difference must be recorded in the consolidated balance sheet. Recognition of an additional liability is required where the accrued benefit obligation, without salary projections, exceeds the fair value of the pension plan assets, and a net accrued benefit asset is recognized in the consolidated balance sheet. If an additional liability is recognized, an amount is recognized as an intangible asset, up to the amount of unamortized prior service cost, with any excess recorded, net of income taxes, under "Other comprehensive income." No amount has been recorded in 2004 and 2005.

Goodwill

In 1999, the value of the shares issued by the Bank as part of the acquisition of First Marathon was based on the market price of the shares over a reasonable period of time before and after the acquisition date, as required by Canadian GAAP in effect before July 1, 2001. Under U.S. GAAP, the value of these shares would have been based on their market price over a reasonable period of time before and after the date the terms of the acquisition were agreed to and announced. Had the Bank followed U.S. GAAP, goodwill and common shares would have increased.

Securities lending

Under U.S. GAAP (FASB Interpretation No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"), non-cash collateral received for securities lending transactions is recorded as assets in the Consolidated Balance Sheet with a corresponding obligation if the contracts allow the entity to sell them or give them again as collateral. Under Canadian GAAP, non-cash collateral received for these transactions is not recorded in the Consolidated Balance Sheet.

Joint venture

Under U.S. GAAP, investments in joint ventures are accounted for using the equity method whereas under Canadian GAAP, these investments are recorded using proportionate consolidation. If U.S. GAAP had been applied, other liabilities, other assets and cash would have decreased and the investment in the joint venture would have increased; there would have been no impact on net income.

Accounting for client trades – brokerage activities

Under Canadian GAAP, securities trades for which the Bank acts as agent for its brokerage clients are recorded on a trade date basis in the Consolidated Balance Sheet. Under U.S. GAAP, these trades must be recorded on the settlement date in the Consolidated Balance Sheet. Prior year comparative figures have been reclassified to conform with the presentation adopted in 2005.

Statistical Review

As at October 31	**2005**	2004	2003	2002	2001	2000	1999	1998	1997[6]	1996
Balance sheet data										
(millions of dollars)										
Cash and deposits with financial institutions	**$ 10,314**	$ 5,777	$ 7,047	$ 6,864	$ 5,832	$ 5,655	$ 3,561	$ 4,852	$ 4,476	$ 3,528
Securities	**33,052**	28,007	26,179	20,118	17,872	16,835	16,932	15,439 [5]	10,010	8,414
Securities purchased under reverse repurchase agreements	**7,023**	4,496	3,955	2,366	4,041	5,397	3,480	4,947	9,155	2,697
Loans	**47,118**	41,498	38,381	38,446	40,351	41,342	40,411	40,560 [5]	38,104	35,238
Customers' liability under acceptances	**3,242**	3,076	3,334	2,988	3,593	3,640	2,962	2,658	2,273	1,725
Premises and equipment and other assets	**6,849**	5,643	5,730	5,249	4,277	2,958	2,455	2,207	2,217	1,532
Total assets	**$107,598**	$88,497	$ 84,626	$ 76,031	$ 75,966	$ 75,827	$ 69,801	$ 70,663	$ 66,235	$ 53,134
Deposits	**$ 61,977**	$53,432	$ 51,463	$ 51,690	$ 51,436	$ 50,473	$ 49,984	$ 48,026	$ 43,270	$ 40,125
Other liabilities	**39,922**	29,453	27,550	18,848	18,767	20,165	15,481	18,976	19,136	9,494
Subordinated debentures	**1,102**	1,408	1,516	1,592	1,647	1,361	1,035	966	1,069	1,016
Capital stock										
Preferred	**400**	375	375	300	492	492	317	317	376	376
Common	**1,565**	1,545	1,583	1,639	1,668	1,653	1,641	1,327	1,309	1,268
Contributed surplus	**13**	7	2	–	–	–	–	–	–	–
Unrealized foreign currency translation adjustments	**(26)**	(10)	6	17	19	11	7	(16)	(2)	(13)
Retained earnings	**2,645**	2,287	2,131	1,945	1,937	1,672	1,336	1,067	1,077	868
Total liabilities and shareholders' equity	**$107,598**	$88,497	$ 84,626	$ 76,031	$ 75,966	$ 75,827	$ 69,801	$ 70,663	$ 66,235	$ 53,134
Average assets	**$ 90,902**	$78,672	$ 71,810	$ 69,292	$ 69,197	$ 69,840	$ 65,784	$ 65,873	$ 55,685	$ 49,239
Average capital funds[1]	**5,299**	5,238	5,216	5,249	5,020	4,660	3,512	3,886	3,744	3,511
Income statement data										
(millions of dollars)										
Net interest income	**$ 1,437**	$ 1,363	$ 1,311	$ 1,444	$ 1,338	$ 1,190	$ 1,187	$ 1,209	$ 1,235	$ 1,136
Other income	**2,266**	2,182	2,051	1,584	1,789	1,878	1,232	1,108	1,030	970
Total revenues	**$ 3,703**	$ 3,545	$ 3,362	$ 3,028	$ 3,127	$ 3,068	$ 2,419	$ 2,317	$ 2,265	$ 2,106
Provision for credit losses	**33**	86	177	490	205	184	170	147	280	235
Operating expenses	**2,499**	2,388	2,257	2,040	1,989	2,120	1,615	1,535	1,451	1,402
Income taxes	**291**	318	277	150	278	239	213	239	209	130
Non-controlling interest	**25**	28	27	30	28	26	32	31	16	10
Income before discontinued operations and goodwill charges	**$ 855**	$ 725	$ 624	$ 318	$ 627	$ 499	$ 389	$ 365	$ 309	$ 329
Discontinued operations	**–**	–	–	111	(45)	29	36	24	42	–
Goodwill charges	**–**	–	–	–	19	19	8	73	9	11
Net income	**$ 855**	$ 725	$ 624	$ 429	$ 563	$ 509	$ 417	$ 316	$ 342	$ 318

Statistical Review (cont.)

As at October 31	**2005**	2004	2003	2002	2001	2000	1999	1998	1997	1996
Number of common shares										
(thousands)	**165,335**	167,430	174,620	182,596	190,331	189,474	188,729	171,616	170,461	167,151
Number of common shareholders										
of record	**26,235**	26,961	27,865	28,549	29,766	30,795	32,048	32,902	34,433	36,549
Earnings per basic share before										
goodwill charges	**$ 4.98**	$ 4.10	$ 3.37	$ 2.18	$ 2.88	$ 2.65	$ 2.28	$ 2.12	$ 1.92	$ 1.82
Net earnings per basic share	**$ 4.98**	$ 4.10	$ 3.37	$ 2.18	$ 2.78	$ 2.54	$ 2.24	$ 1.69	$ 1.86	$ 1.76
Dividend per share	**$ 1.72**	$ 1.42	$ 1.08	$ 0.93	$ 0.82	$ 0.75	$ 0.70	$ 0.66	$ 0.575	$ 0.49
Stock trading range										
High	**$ 61.47**	$ 48.78	$ 41.19	$ 34.93	$ 31.00	$ 25.25	$ 26.20	$ 31.25	$ 20.30	$ 13.90
Low	**$ 46.39**	$ 40.17	$ 29.95	$ 24.70	$ 23.00	$ 16.40	$ 17.15	$ 20.10	$ 13.20	$ 10.38
Close	**$ 59.14**	$ 48.78	$ 40.91	$ 29.39	$ 24.25	$ 24.95	$ 17.90	$ 23.05	$ 20.15	$ 13.00
Book value	**$ 25.39**	$ 22.87	$ 21.32	$ 19.72	$ 19.04	$ 17.60	$ 15.81	$ 13.86	$ 13.99	$ 12.70
Dividends on preferred shares										
Series 5	**–**	–	–	–	–	–	–	3.9531	3.3670	4.8235
Series 7	**–**	–	–	–	–	–	–	1.0306	0.8777	1.2576
Series 8	**–**	–	–	–	–	–	–	0.9883	0.8417	1.2059
Series 10	**–**	–	–	–	2.1875	2.1875	2.1875	2.1875	2.1875	2.1875
Series 11	**–**	–	–	0.5000	2.0000	2.0000	2.0000	2.0000	2.0000	2.0000
Series 12	**–**	–	0.8125	1.6250	1.6250	1.6250	1.6250	1.6250	1.6250	1.6250
Series 13	**1.2000**	1.6000	1.6000	1.6000	1.6000	0.5447	–	–	–	–
Series 15	**1.4625**	1.4625	1.1480	–	–	–	–	–	–	–
Series 16	**0.8089**	–	–	–	–	–	–	–	–	–
Financial ratios										
Return on common shareholders'										
equity before goodwill charges	**20.7%**	18.8%	16.5%	11.3%	16.0%	16.0%	15.5%	14.6%	14.5%	15.1%
Return on average assets	**0.94%**	0.92%	0.87%	0.62%	0.80%	0.73%	0.62%	0.51%	0.62%	0.64%
Return on average capital funds	**16.1%**	13.8%	11.9%	9.5%	12.5%	12.4%	13.2%	9.3%	10.5%	10.6%
Capital ratios – BIS										
Tier 1	**9.6%**	9.6%	9.6%	9.6%	9.6%	8.7%	7.7%	7.7%	8.1%	6.9%
Total	**12.8%(4)**	13.0%	13.4%	13.6%	13.1%	11.4%	11.0%(3)	10.7%	11.3%	10.2%(2)
Other information										
Impaired loans *(millions of dollars)*	**$ 117**	$ 160	$ 251	$ 246	$ 591	$ 544	$ 543	$ 547	$ 497	$ 506
Number of Bank employees										
In Canada	**11,342**	11,074	11,328	11,287	11,676	11,050	11,744	11,641	11,245	11,022
Outside Canada	**138**	128	132	155	351	407	431	400	406	380
National Bank Financial	**2,892**	2,920	2,868	3,147	2,294	2,419	2,489	1,895	1,676	1,425
Branches in Canada	**457**	462	477	507	525	586	649	646	641	632
Banking machines	**788**	770	817	826	834	802	761	744	738	712

(1) Average capital funds include common shareholders' equity, redeemable preferred shares and subordinated debentures.
(2) Taking into account the issuance of $150 million of subordinated debentures on November 1, 1996
(3) Taking into account the issuance of US $250 million of subordinated debentures on November 2, 1999
(4) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005
(5) These figures were restated to include mortgage-backed securities held by the Bank. Figures prior to fiscal 1998 have not been restated.
(6) Figures prior to fiscal 1997 have not been restated to reflect the impact of activities discontinued in 2001.

Principal Subsidiaries

Name	Principal office address(1)	Voting and participating shares	Investment value at cost(2) (millions of dollars)
National Bank Acquisition Holding Inc.	Montreal, Canada	100%	1,205
National Bank Securities Inc.	Montreal, Canada	100%	31
Natcan Investment Management Inc.	Montreal, Canada	71.02%	10
National Bank Group Inc.	Montreal, Canada	100%	532
National Bank Financial & Co. Inc.	Montreal, Canada	100%	1,213
Natcan Insurance Company Limited	Bridgetown, Barbados	100%	101
Natcan Trust Company	Montreal, Canada	100%	338
National Bank Trust Inc.	Montreal, Canada	100%	233
National Bank Life Insurance Company	Montreal, Canada	100%	90
National Bank Insurance Firm Inc.(3)	Montreal, Canada	100%	4
CABN Investments Inc.(4)	Montreal, Canada	100%	1
Natcan Acquisition Holdings Inc.	Montreal, Canada	100%	273
National Bank Direct Brokerage Inc.(5)	Montreal, Canada	100%	55
Altamira Investment Services Inc.	Toronto, Canada	100%	203
Innocap Investment Management Inc.	Montreal, Canada	100%	20
3562719 Canada Inc.	Montreal, Canada	100%	3
National Bank Realty Inc.	Montreal, Canada	100%	26
FMI Acquisition Holding Inc.	Montreal, Canada	100%	101
NBC Financial (UK) Ltd.	London, United Kingdom	100%	86
1261095 Ontario Inc.	Toronto, Canada	100%	49
Assurances générales Banque Nationale (Gestion) Inc.	Montreal, Canada	100%	13
National Bank General Insurance Inc.	Montreal, Canada	90%	-
4166540 Canada Inc.	Calgary, Canada	100%	-
NB Invest Trust	Montreal, Canada	100%	1,236
Natcan Holdings International Limited	Nassau, Bahamas	100%	475
National Bank of Canada (International) Limited	Nassau, Bahamas	100%	201
National Bank of Canada (Global) Limited	St. Michael, Barbados	100%	431
NB Capital Corporation	New York, United States	100%	181
NB Finance, Ltd.	Hamilton, Bermuda	100%	572
National Canada Finance LLC	New York, United States	100%	744
NatBC Holding Corporation	Florida, United States	100%	18
Natbank, National Association	Florida, United States	100%	-
NBC Global Risk Management Inc.	Houston, United States	100%	2
NBC Trade Finance Limited	Hong Kong, China	100%	-
NBC Global Investment Inc.	Vancouver, Canada	100%	290

Principal Companies Subject to Significant Influence

Name	Principal office address(1)	Voting and participating shares	Investment at book value(2) (millions of dollars)
Alter Moneta Trust	Montreal, Canada	34.9%	40
Maple Financial Group Inc.	Toronto, Canada	24.8%	75

(1) All the subsidiaries are incorporated under the laws of the province, state or country in which their principal office is located, except for NB Capital Corporation, which is incorporated under the laws of the State of Maryland, USA, and National Canada Finance LLC and NatBC Holding Corporation, both of which are incorporated under the laws of the State of Delaware, USA.

(2) The investment at cost is the book value stated on an equity basis as at October 31, 2005.

(3) Formerly Services Financiers Banque Nationale Inc.

(4) Formerly National Bank Financial Services (Investments) Inc.

(5) Formerly National Bank Discount Brokerage Inc.